

**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 1-A

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

Groundfloor Finance Inc.
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

3423 Piedmont Rd. NE
Atlanta, GA 30305
(678) 701-1194

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robbins Ross Alloy Belinfante Littlefield LLC
999 Peachtree Street
Atlanta, GA 30309
(678) 701-9381
Attn: Vincent Russo

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6199 (Primary Standard Industrial Classification Code Number)	46-3414189 (I.R.S. Employer Identification Number)

THIS OFFERING CIRCULAR SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Date of this Offering Circular: March 16, 2015

PART I —NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Brian Dally (Promoter, Director, President and Chief Executive Officer and Holder of 5% or more of the issuer's common stock)	3423 Piedmont Rd. NE Atlanta, GA 30306	675 Ponce De Leon Ave. Apt. W340 Atlanta, GA 30308
Nick Bhargava (Promoter, Director, Executive Vice President, Secretary and Holder of 5% or more of the issuer's common stock)	3423 Piedmont Rd. NE Atlanta, GA 30306	25 Terminus Place, Apt. 2516 Atlanta, GA 30305
MDO Ventures JS LLC (Holder of 5% or more of the issuer's Series Seed Preferred Stock)	135 E. Martin Street Suite 201 Raleigh, NC 27601	N/A
IMAF RTP, LLC (Holder of 5% or more of the issuer's Series Seed Preferred Stock)	719 Angelica Circle Cary, NC 27518	N/A
Hingham Holdings, LLC (Holder of 5% or more of the issuer's Series Seed Preferred Stock)	575 Whispering Pine Ln. Naples, FL 34103-2425	N/A
IMAF Cape Fear, LLC (Holder of 5% or more of the issuer's Series Seed Preferred Stock)	1904 Eastwood Rd. Suite 203 Wilmington, NC 28403	N/A
Nancy Luberoff (Holder of 5% or more of the issuer's Seed Preferred Stock)	N/A	2109 North Lakeshore Dr. Chapel Hill, NC 27514
Groundfloor Properties GA L.L.C. (Subsidiary)	3423 Piedmont Rd. NE Atlanta, GA 30306	N/A
Groundfloor Real Estate LLC (Subsidiary)	3423 Piedmont Rd. NE Atlanta, GA 30306	N/A
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (Legal counsel)	Wells Fargo Capitol Center 150 Fayetteville Street Suite 2300 Raleigh, NC 27601	N/A
Robbins Ross Alloy Belinfante Littlefield LLC (Legal counsel)	999 Peachtree Street NE Suite 1120 Atlanta, GA 30309	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver of disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of Groundfloor Finance Inc. (the "Company").

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered and described in this Form 1-A and disclosure document, as amended or supplemented from time to time (the "Offering Circular") in connection with this proposed offering, shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state through the North American Securities Administrators Association's ("NASAA") Coordinated Review Program for Regulation A Offerings, as and if necessary: California, Georgia*, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. *Qualification in Georgia has been obtained outside of the NASAA Coordinated Review Program. We may amend or supplement this Offering Circular from time to time to add additional jurisdictions where we intend to offer the securities, subject to applicable qualification requirements.

The securities to be offered in connection with this proposed offering shall be offered by the Company and by Messrs. Dally and Bhargava, executive officers of the Company, through a web-based investment platform (the "Platform") operated by the Company. The specific terms for each series of Participation Interests being offered under this Offering Circular are set forth in the Offering Circular, in the corresponding "Loan Summary" (attached to, and incorporated by reference in, the Offering Circular) and in the Participation Agreement (the form of which is attached to, and incorporated by reference in, the Offering Circular). These materials will also be posted on our Platform.

The issuer is not using an external selling agent or finder in connection with this proposed offering.

Please refer to the section in Part II of this Offering Circular entitled "Plan of Distribution" for more detailed information on the Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) From October to December 2013, the Company entered into convertible notes with investors for total proceeds of $165,000. The notes incurred interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). In the event of a Qualified Financing, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of our stock issued in the financing at a price per share equal to 75% of the price per share of the financing. In the event the Company did not consummate a Qualified Financing prior to the

Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

From February to March 2014, the Company issued convertible notes to investors for total proceeds of $135,000. These convertible notes had the same terms as the convertible notes that were issued to investors in 2013 (collectively, the "2013 Convertible Notes").

The offering of 2013 Convertible Notes terminated on March 19, 2014. The 2013 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The table below includes the name and identity for each holder of the 2013 Convertible Notes prior to their conversion to Series Seed Preferred Stock (as described Item 6 below):

Noteholder
Alberda, Michelle Renee
American Underground, LLC
Bandwidth.com, Inc.
Boehm, Bruce (subsequently transferred to Nancy Luberoff, Mr. Boehm's wife)
Cove Road Partners LLC
Easley, Mark Sr.
Everly, Thomas
Hingham Holdings LLC
Richard Tuley Realty, Inc.
Widen, Jason

(b) From May to August 2014, the Company issued convertible notes to investors for total proceeds of $750,000 (the "2014 Convertible Notes"). The 2014 Convertible Notes had the same terms as the 2013 Convertible Notes, with the exception of the conversion terms. The outstanding principal and all accrued but unpaid interest of the 2014 Convertible Notes would be automatically converted into shares of the Company's stock issued in a Qualified Financing at a price per share equal to the lesser of 90% of the price per share of the financing or the price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. In the event we had not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of our common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

The offering of 2014 Convertible Notes terminated on August 7, 2014. The 2014 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule

506 of Regulation D under the Securities Act. The table below includes the name and identity for each holder of the 2014 Convertible Notes prior to their conversion to Series Seed Preferred Stock (as described in Item 6 below):

Noteholder
Boehm, Bruce (subsequently transferred to Nancy Luberoff, Mr. Boehm's wife)
Cove Road Partners LLC
Easley, Mark Sr.
Hingham Holdings LLC
IMAF Cape Fear LLC
IMAF RTP, LLC
IMAF Sandhills, LLC
Kacher Revocable Trust
LaNasa, John Andrew Revocable Trust
MDO Ventures JS LLC
Richard Tuley Realty, Inc.
Talhouni, Hamzeh

ITEM 6. Other Present or Proposed Offerings

(a) Groundfloor Properties GA LLC ("Groundfloor GA"), a wholly-owned subsidiary of the Company, is currently offering an aggregate of up to $1 million worth of unsecured notes ("Georgia Notes") to Georgia residents pursuant to the exemption from registration set forth in Section 3(a)(11) of the Securities Act, of which approximately $1,080,000 have been sold to date. Georgia Notes are to be issued in distinct series, each corresponding to a commercial loan made by Groundfloor GA to fund a real estate development project. Interest on Georgia Notes accrues annually at interest rates between 6% to 20% depending upon the underlying loan. Upon qualification of this Form 1-A, Groundfloor GA may complete the offering of any additional series of Georgia Notes that may be on-going at that time; however, it will not undertake new offerings after qualification of this Form 1-A.

(b) The Company issued and sold 91,259 shares of Series Seed Preferred Stock, for total proceeds of $475,000, pursuant to the Series Seed Preferred Stock Purchase Agreement (the "Series Seed Purchase Agreement"), dated December 5, 2014 between the Company and the investors named therein. The Company expects to raise aggregate proceeds of $1.5 million through the sale of Series Seed Preferred Stock pursuant to the Series Seed Purchase Agreement, consisting of the initial closing on December 5, 2014 and one or more additional closings. In addition, the entire unpaid principal and interest outstanding under the Company's then outstanding convertible notes converted into 276,391 additional shares of Series Seed Preferred Stock pursuant to the terms of the Note Conversion Agreement, dated December 5, 2014. The shares of Series Seed Preferred Stock are being offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

(c) The Company (or an affiliate) intends to offer and sell Participation Interests related to additional real estate development projects through the Platform. The Company (or the affiliate) expects to file one or more new Offering Statements on Form 1-A covering the additional series of

Participation Interests for qualification with the Securities and Exchange Commission, under the NASAA Coordinated Review Program and with any individual states, to the extent necessary.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1 is aware of any arrangement:

(i) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(ii) To stabilize the market for any of the securities to be offered; or

(iii) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

No publications authorized by Rule 254 were used prior to the filing of this notification with respect to the Projects covered by the current Offering.

Date of this Offering Circular: March 16, 2015

PART II
OFFERING CIRCULAR

Groundfloor Finance Inc.

3423 Piedmont Rd. NE
Atlanta, GA 30305
(678) 701-1194

Dated: March 16, 2015

This Offering Circular relates to the offer and sale of up to $880,000 in aggregate amount of Participation Interests in commercial loans made by Groundfloor Finance Inc., a Georgia corporation formerly known as GROUNDFLOOR Inc. (the "Company," "we," "us," or "our"). We own and operate a web-based investment platform ("Platform") on which we conduct our business. Our principal offices are located at 3423 Piedmont Rd. NE, Atlanta, GA 30305. Our mailing address is 3355 Lenox Rd., Suite 750, Atlanta, GA 30326 and our telephone number is (678) 701-1194.

We will issue the Participation Interests in distinct series, each corresponding to a different real estate development project (each, a "Project") to be financed by a commercial loan from us (each, a "Loan"). Payment on each series of Participation Interests will be dependent upon our receipt of payments (of principal and accrued interest) on the corresponding Loan ("Loan Payments"). The borrower(s) with respect to each Loan will be the developer(s) that controls the Project (the "Developer"). A Participation Interest is an undivided fractional interest in the economic return on the Loan. Participation Interests will be issued in the minimum amount of $10 per unit.

This Offering Circular relates only to the offer and sale of the six separate series of Participation Interests corresponding to the same number of Projects for which we intend to extend Loans (the "Offering"). See "The Participation Interests Covered by this Offering Circular" below, the corresponding Loan Summaries and the form of Participation Agreement, which are attached and incorporated by reference into this Offering Circular.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We will offer Participation Interests under this Offering Circular until the earlier of (1) the closing on all of the series of Participation Interests covered by this Offering Circular, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that we so determine. The offering of each particular series of Participation Interests will commence promptly after the date this Offering Circular becomes effective.

Each offering of a series of Participation Interests remains open for such period of time as we may determine at the time the offering is posted on our Platform. We refer to this as the Offering Period. We currently plan to keep the Offerings open for 30 days (unless the Offering of a particular series of Participation Interests is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors), up to a maximum of 45 days. We will notify investors who have previously committed funds to a Project of any such extension by email and will post a notice of the extension on the corresponding Project Listing (as defined below) of our Platform. A commitment to purchase Participation Interests becomes irrevocable following expiration of the Withdrawal Period (as defined below). A commitment to purchase Participation Interests made after expiration of the Withdrawal Period, if any, will be irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the Offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. If the Offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available in their funding accounts.

Important terms of the Participation Interests include the following, each of which is described in greater detail below:

- Generally, the Loans related to the Participation Interests to be offered by us range between $15,000 and $500,000, at interest rates that range, subject to applicable law, between 5% and 26%, and mature six months to five years from the date when the Loan is made (which we refer to as the "origination date"). See "The Participation Interests Covered by this Offering Circular" below for the specific terms of each series of Participation Interests offered under this Offering Circular. See also the corresponding Loan Summaries and the form of Participation Agreement, which are attached and incorporated by reference into this Offering Circular. We will post these materials on the corresponding Project Listings of our Platform. See "Description of the Company's Business—Information Made Available through the Loan Summaries and Project Listings".

- The Participation Interests will be special, limited obligations of the Company only, and, although repayment of these obligations is based solely upon repayment of the Loan by the Developer, you will not have any recourse against the Developer. Your recourse against us is limited to your pro rata interest in Loan Payments we secure from the Developer.

- The Participation Interests will be unsecured obligations of the Company, and you will not have any security interest in any of our assets, including the Loan, nor will the Participation Interests be secured by any assets of the Developer.

- Each Loan will be secured by the assets of the corresponding Project. This lien is for our benefit only. In the event of a default on the Loan, any recovery by us under our security interest will be shared with investors pro rata, net of any applicable fees as discussed below.

The Participation Interests will be issued without a discount and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

This Offering is being conducted on a "best-efforts" basis, which means our officers, including Brian Dally and Nick Bhargava, will use their commercially reasonable best efforts in an attempt to sell the Participation Interests. Messrs. Dally and Bhargava will not receive any commission or any other remuneration for these sales. In offering the Participation Interests on our behalf, Messrs. Dally and Bhargava will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Participation Interests are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is no market for the Participation Interests.

Date of this Offering Circular: March 16, 2015

The Participation Interests offered hereby may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the Participation Interests are offered only to investors who meet certain financial suitability requirements. See "Investor Suitability Requirements."

YOU SHOULD MAKE YOUR OWN DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND RISK TOLERANCE LEVEL. NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

These are speculative securities. Investment in the Participation Interests involves significant risk. You may be required to hold your investment for an indefinite period of time and should purchase these securities only if you can afford a complete loss of your investment.

See the "Risk Factors" section on page 11 of this Offering Circular for a discussion of the following and other risks:

- Our auditor has expressed substantial doubt about our ability to continue as a going concern.

- The Participation Interests are special, limited obligations of the Company. To the extent we are unable to collect Loan Payments, we will not be obligated to make the payment under the corresponding Participation Interests.

- The payment obligations of the Developer are not guaranteed or insured by any third party, and, in the event of a default, you must rely on us or a third-party collection agency to pursue collection against the Developer.

- Real estate projects involve considerable risk, which may affect the Developer's ability to make its Loan Payments.

- We have a limited operating history, and, as an online company in the early stages of development, we face increased risks, uncertainties, expenses, and difficulties.

- We will need to raise substantial additional capital to fund our operations, and, if we fail to obtain additional funding, we may be unable to continue operations.

- When you commit to purchase any Participation Interests, the Participation Interests may not be issued until the end of the Offering Period with respect to that specific series of Participation Interests, which may be as long as 45 days. In addition, the funding and closing of each Loan may not occur until five business days following of the end of the Offering Period (including any extension). However, your commitment to purchase Participation Interests only becomes irrevocable following, or if it is made after, expiration of the Withdrawal Period. The funds you have irrevocably committed toward the purchase of your Participation Interests will not be available for investment in other Participation Interests or for withdrawal from your funding account. Because your funds do not earn interest, the delay in issuance of your Participation Interests will have the effect of reducing the effective rate of return on your investment.

- If we were to become subject to a bankruptcy or similar proceeding, your rights could be uncertain, your recovery of any funds due on the Participation Interests may be substantially delayed, and any funds you do recover may be substantially less than the amounts due or to become due on the Participation Interests.

- We have a lack of experience in developing real estate projects similar to the Projects detailed in this Offering Circular and have relied upon data provided by the Developer or obtained from third parties in determining whether to issue the Loans.

- Your investment is highly illiquid, and we do not have the ability to provide any liquidity options at this time.

- If we become subject to the Investment Company Act of 1940 (the "Investment Company Act"), it could have a material adverse effect on us, and it is probable that we would be terminated and liquidated.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price to the Public	**Commissions**	**Net Proceeds (25% of Participation Interests Sold)(1)(2)**	**Net Proceeds (50% of Participation Interests Sold)(1)(2)**	**Net Proceeds (75% of Participation Interests Sold)(1)(2)**	**Net Proceeds (100% of Participation Interests Sold)(1)(2)**
Per Unit	**$10**	N/A	**$10**	**$10**	**$10**	**$10**
Total	**$ 880,000**	N/A	**$ 220,000**	**$ 440,000**	**$ 660,000**	**$ 880,000**

(1) We estimate all expenses for this Offering to be approximately $350,000, which will not be financed with the proceeds of the Offering.
(2) Assumes no promotions or discounts applied to any Offerings covered by this Offering Circular.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR

Date of this Offering Circular: March 16, 2015

REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PARTICIPATION INTERESTS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE CALIFORNIA, GEORGIA, ILLINOIS, MARYLAND, MASSACHUSETTS, TEXAS, VIRGINIA, WASHINGTON AND DISTRICT OF COLUMBIA SECURITIES REGULATORY BODIES AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL PARTICIPATION INTERESTS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

Date of this Offering Circular: March 16, 2015

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other attachments (including the Loan Summaries and form of Participation Agreement), consists of a total of 150 pages.

Date of this Offering Circular: March 16, 2015

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Participation Interests. You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the securities covered by this Offering Circular discussed under the "Risk Factors" section on page 11 and the information contained in the Loan Summaries. We use the terms "the Company," "our company," "we," "us," and "our" to refer to Groundfloor Finance Inc., a Georgia corporation formerly known as GROUNDFLOOR Inc. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements" on page 29.

This Offering Circular relates to the Offering of up to $880,000 in aggregate amount of six separate series of Participation Interests, corresponding to the same number of Loans and Projects, each as identified below. See "The Participation Interests Covered by this Offering Circular" below and the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and form of Participation Agreement.

Our Business

General

Originally formed as Fomentum Labs LLC, a North Carolina limited liability company, in January 2013, we converted into a North Carolina corporation on July 26, 2013 under the name GROUNDFLOOR Inc. Effective August 5, 2014, we changed the domiciliary state of the corporation to Georgia under the name Groundfloor Finance Inc. Our principal offices are located at 3423 Piedmont Rd. NE, Atlanta, GA 30305, our mailing address is 3355 Lenox Rd., Suite 750, Atlanta, GA 30326, and our telephone number is (678) 701-1194.

The Platform and Participation Interests

We use our web-based platform ("Platform") to provide real estate development investment opportunities to the public, specifically for these purposes through the issuance and sale of Participation Interests. Participation Interests will be issued in the minimum amount of $10 per unit. We will issue the Participation Interests in distinct series, each corresponding to a real estate development project (each, a "Project") to be financed by a commercial loan from us (each, a "Loan"). The intended focus of the lending program is the commercial market for lending to developers of residential and small commercial real estate projects owned and occupied by parties other than the developer that controls the Project (the "Developer") or toward refinancing existing indebtedness. Proceeds from the Loans typically will be applied toward the Project's acquisition and/or renovation or construction costs. In some circumstances, we may permit a portion of the proceeds from the Loan to be used as a general credit facility for the Developer's business. Payment on each series of Participation Interests will be dependent upon our receipt of payments on the corresponding Loan (including principal and accrued interest) ("Loan Payments"). The borrower(s) with respect to each Loan will be the Developer. Payment on each series of Participation Interests will be dependent upon our receipt of Loan Payments from the Developer.

Generally, the Loans we offer range between $15,000 and $500,000, at interest rates that range, subject to applicable law, between 5% and 26%, and mature six months to five years from the date when the Loan is made. See "The Participation Interests Covered by this Offering Circular" below for the specific terms of each series of Participation Interests offered under this Offering Circular. See also the corresponding Loan Summaries and the form of Participation Agreement, which are attached and incorporated by reference into this Offering Circular. We will fund each Loan out of the proceeds of the sale of the series of corresponding Participation Interests.

The Developer will use the Loan proceeds to complete the Project, repaying principal and interest (either as a balloon payment at maturity or on a monthly/quarterly basis) to us. We will then use these funds to make payments on the corresponding Participation Interests. It is expected that investors would profit solely from the interest earned on the Loan, as each holder of a Participation Interest will be entitled to its pro rata portion of the Loan Payments we receive on the corresponding Loan, less any expenses we may incur in connection with collection efforts (described below).

We will take out a lien on the real estate underlying the Project to secure the Loan; however, investors in the corresponding series of Participation Interests will not have any recourse against the Developer or against us except for the investors' pro rata interest in Loan Payments we receive from the Developer. See "Example Loan and Projected Investor Return" below.

We will charge Developers origination and servicing fees (which currently range, on a combined basis, between 2% and 6% of the principal loan amount requested by the Developer for the Project), which may be included in the total amount of the Loan. We do not currently charge investors fees in connection with our offerings or for the use of our Platform. See below and "Description of the Company's Business—Fees and Expenses."

The general terms of the Participation Interests are summarized in the following table. See "General Terms of the Participation Interests" below for additional information. For specific details on the information for each series of Participation Interests covered by this Offering Circular and their corresponding Loans and Projects, see "The Participation Interests Covered by this Offering Circular" below, the corresponding Loan Summaries and the form of Participation Agreement, which are attached and incorporated by reference into this Offering Circular.

General Terms of the Participation Interests

Issuer	Groundfloor Finance Inc., a Georgia corporation.
Security Offered	Participation Interests, divided into separate series. A Participation Interest represents an undivided fractional interest in the total principal amount borrowed by the Developer from us in connection with the corresponding Loan (the "Loan Principal").
Minimum Investment	Investments may be made in increments of $10, with a minimum investment of $10 per unit.
Investment Documents	All investors must agree to our Investor Agreement, which governs the general rights and obligations in connection with investing in Participation Interests through our Platform, in addition to the other Investment Documents (as described below). In addition, the offer and sale of each series of Participation Interests, as well as certain rights and obligations of purchasers of a series of Participation Interests and of the Company, are governed by a Participation Agreement. The standard form of Participation Agreement is attached to this Offering Circular. Investors may review the Participation Agreement applicable to a particular series of Participation Interests by accessing the hyperlink on the corresponding Project Listing on our Platform.

Participation Interest Payments	Upon receipt of a Loan Payment, we will promptly pay to each holder of the corresponding series of Participation Interests an amount equal to the holder's "participation percentage" (determined by dividing the price paid by the holder for the Participation Interest by the principal amount of the corresponding Loan), subject to any expenses that we are entitled to retain in accordance with the Participation Agreement (the "Participation Interest Payment").
Timing of Payments on Participation Interests	The payment schedule for each series of Participation Interests corresponds to the Repayment Terms (as set forth below) of the corresponding Loan, subject to prepayment, as outlined in the related Loan Documents (as defined below).
Term	The Participation Agreement provides that such agreement and all of the series of Participation Interests corresponding to the underlying Project and Loan will automatically terminate upon payment of all amounts owed under the terms of the Participation Agreement, including upon the discharge or cancellation of any remaining Loan Payments. Holders of Participation Interests will receive their pro rata portion of any portion of the Loan Proceeds retained by us and not yet disbursed to the Developer in the event the corresponding Loan is discharged or cancelled before all Draws (as defined below) have been completed.
Ranking	The Participation Interests will be unsecured special, limited obligations of the Company. We will be obligated to make payments on the Participation Interests only if and to the extent we receive Loan Payments on the corresponding Loan. Such Loan Payments, together with any settlements, the proceeds from any foreclosure on collateral, or the proceeds from any assignment to a collections agent, will be shared ratably among all owners of Participation Interests. Loan Payments will be secured by the assets of the corresponding Project.
Offering Period	The Offering of each particular series of Participation Interests will commence promptly after the date of this Offering Circular becomes effective with respect to a particular Project and corresponding series of Participation Interests. Each offering of a series of Participation Interests remains open for such period of time as we may determine at the time the offering is posted on our Platform. The Offering may be terminated at our election at any time. We currently plan to keep the Offerings open for 30 days (unless the Offering of a particular series of Participation Interests is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors), up to a maximum of 45 days. A commitment to purchase Participation Interests becomes irrevocable following expiration of the Withdrawal Period. Commitments to purchase Participation Interests made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the Offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. If the Offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available

	in their funding accounts.
Use of Proceeds	We will use the proceeds received by the sale of each series of Participation Interests to finance corresponding Loans made to the respective Developers. See the section titled "Use of Proceeds."
Secondary Trading	The Participation Interests do not contain any provision restricting their transferability, other than a requirement that any transferee register as an investor with us and that such transferee agrees to the terms of the Investor Agreement and the Participation Agreement governing such series of Participation Interests. However, the Participation Interests will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their Participation Interests. We will not facilitate or otherwise participate in the secondary transfer of any Participation Interest. There is no public market for the Participation Interests, and none is expected to develop. Certain states, including California and Texas, also impose additional statutory restrictions on secondary trading of the Participation Interests purchased in the Offering, which may further restrict the transferability of the Participation Interests. **Prospective investors are urged to consult their own legal advisors with respect to secondary trading in the Participation Interests.**
Risk Factors	An investment in any series of Participation Interests involves a high degree of risk. See the section entitled "Risk Factors" on page 11 of this Offering Circular and additional information that may be contained in the Loan Summaries.

General Terms of Loans to Developers

We negotiate terms of our Loans with each Developer through an application and intake process managed on our Platform. (See "Description of the Company's Business—How Our Platform Operates—Identification and Posting of Projects on Our Platform" and "Description of the Company's Business—Our Loans to Developers".) The Company and each Developer will enter into a loan agreement (the "Loan Agreement") and certain additional documents, including a promissory note, certain mortgage instruments (including a deed of trust or similar security document), and other documents or instruments evidencing or securing the Loan and any other documents entered into in connection with the Loan Agreement (together, with the Loan Agreement, the "Loan Documents").

The specific terms of the Loan corresponding to each series of Participation Interests being offered hereby are set forth under "The Participation Interests Covered by this Offering Circular" below. See also the corresponding Loan Summaries and the form of Participation Agreement, which are attached and incorporated by reference into this Offering Circular.

The following discussion provides an overview of the range of terms we will offer Developers.

Loan Principal	Ranging between $15,000 and $500,000, depending on the Project. We will charge Developers origination and servicing fees and closing expenses which may be included in the total amount of the Loan or paid directly by the Developer at closing.
Interest Rate of Loans to Developers	Annual fixed interest rate between 5% and 26%, depending upon the Project and subject to applicable law. Interest begins to accrue on all Loan Principal from the

	origination date of the Loan, irrespective of when funds are advanced to Developers.
Advancement of Loan Proceeds	We will administer the Loan. The proceeds of the Loan (less any fees and expenses included in the Loan Principal) (the "Loan Proceeds") will remain in an account maintained at Wells Fargo titled in our name "for the benefit of" Groundfloor Developers (the "Developer FBO Account") until disbursed pursuant to the terms of the Loan Agreement. We typically disburse amounts to the Developer from time to time as construction advances or draws (each, a "Draw"). We may (under limited circumstances, for instance if the Loan Principal is $50,000 or less or used for acquisition of a property) advance the full amount of the Loan Proceeds to the Developer on the origination date of the Loan.
Maturity Date of Loans to Developers	Varies by Project. The maturity of the Loans typically ranges between six months and five years.
Repayment Terms of Loans to Developers	The repayment schedule for the Loans will vary by Project; however, typically repayment is made either as a balloon payment at maturity or interest only on a monthly/quarterly basis, with the principal amount paid at maturity. All of our Loans with a maturity date of less than one year are structured on a balloon repayment schedule.
Prepayment	Loan Payments may be prepaid without penalty.

We have registered the Offering with the securities regulators through the North American Securities Administrators Association's ("NASAA") Coordinated Review Program for Regulation A Offerings in California, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia and such other state securities regulators as we may determine from time to time. Qualification in Georgia has been obtained outside of the NASAA Coordinated Review Program. We may also offer or sell Participation Interests in other states in reliance on exemptions from registration requirements of the laws of those states. We do not make any general solicitation or advertisement of this Offering in any jurisdiction that this Offering is not registered. This Offering is being conducted on a "best-efforts" basis, which means our officers will attempt to sell the shares to prospective investors through our Platform without the use of an underwriter. We will not pay any commission or other remuneration to the officers for these efforts. In the future, we may conduct separate offerings of additional series of Participation Interests under Regulation A or in reliance on other exemptions from federal and state registration requirements.

The Participation Interests Covered by this Offering Circular

This Offering Circular relates only to the offer and sale of the six separate series of Participation Interests corresponding to the same number of Projects for which we intend to extend Loans. Each series of Participation Interest is denominated by the corresponding Project's name. The following table identifies certain information for each series of Participation Interests being offered pursuant to this Offering Circular, with additional information set forth in a corresponding Loan Summary attached to this Offering Circular. This information can also be accessed through the separate landing page on our Platform corresponding to each particular Project (each, a "Project Listing").

The table below identifies general information about each Project (including the name of the Developer, the purpose for the Loan and the address/location of the Project). It also summarizes the specific terms of the Loan (and of the corresponding series of Participation Interests we are offering under this Offering Circular), including the Loan Principal, the letter grade and interest rate fixed for such Loan (both of which are derived through our proprietary Grading Algorithm described in greater detail in "Description of the Company's Business—Our Loans to Developers—Credit Risk and Valuation Assessment—Our Grading Algorithm" below), the term of the Loan, manner of repayment, loan position (i.e., whether we will hold a first or second tier security interest on the Loan) and whether financing the Loan (and completion of the sale of the corresponding series of Participation Interests) is subject to any conditions.

Project (Series) Name: 7415 Raton St, Houston, TX 77055	
General Information:	**Details of Loan:**
• Developer: Chris Costanzo/Bucos Investments, LLC • Purpose for Loan: New Construction • Address/Location of Project: GA7415 Raton St, Houston, TX 77055	• Loan Principal: $250,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: Lot 50 Dawson Forest Manor Dawsonville, GA	
General Information:	**Details of Loan:**
• Developer: Woodbridge Homebuilders • Purpose for Loan: New Construction • Address/Location of Project: Lot 50 Dawson Forest Manor, Dawsonville, GA 30534	• Loan Principal: $165,000 • Interest Rate: 13.4% and Grade: C • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 724 49th Pl NE Washington, D.C.	
General Information:	**Details of Loan:**
• Developer: Rick Lung/DMV Homes • Purpose for Loan: New Construction • Address/Location of Project: 724 49th Pl NE, Washington, D.C. 20019	• Loan Principal: $130,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 1662 Kramer St NW Washington, D.C.	
General Information:	**Details of Loan:**
• Developer: Rick Lung/DMV Homes • Purpose for Loan: New Construction • Address/Location of Project: 1662 Kramer St NW, Washington, D.C. 20002	• Loan Principal: $140,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 1980 English Ln Atlanta, GA	
General Information:	**Details of Loan:**
• Developer: Summit & Crowne Partners • Purpose for Loan: Renovation • Address/Location of Project: 1980 English Ln, Atlanta, GA 30337	• Loan Principal: $115,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 514 W. Ontario Ave SW Atlanta, GA	
General Information:	**Details of Loan:**
• Developer: John Mangham/Armistead Holdings, LLC • Purpose for Loan: Renovation • Address/Location of Project: 514 W. Ontario Ave SW, Atlanta, GA 30310	• Loan Principal: $80,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

The Participation Interests will be special, limited obligations of the Company only, and, although repayment of those obligations is based solely upon repayment of the Loan by the Developer, you will not have any recourse against the Developer. (See "Description of the Company's Business—Project Funding and Payment of Investor Returns—Servicing and Collection of Loans" and "General Terms of the Participation Interests—Participation Interest Payments and Term.") Your recourse against us is limited to your pro rata interest in Loan Payments we secure from the Developer.

Each Loan will be secured by the assets of the corresponding Project. This lien is for our benefit only. In the event of a default on the Loan, any recovery by us under our security interest will be shared with investors pro rata, net of any applicable fees as discussed below. The Participation Interests will be unsecured obligations of the Company, and you will not have any security interest in any of our assets, including the Loan, nor will the Participation Interests be secured by any assets of the Developer. (See "General Terms of the Participation Interests—Unsecured Obligations.")

Fees and Related Expenses

We charge the Developer various fees in connection with the Loan, and we pass on certain expenses in connection with the closing and loan administration services. For all Loans, we charge an origination fee and a servicing fee. In most instances, our origination and servicing fees (which typically range, on a combined basis, between 2% and 6% of the principal loan amount requested by the Developer) are included in the total amount of the Loan financed through our Platform. Less frequently, a Developer will directly pay the origination and servicing fees to us at closing.

Developers are also responsible for paying closing costs as well as the costs of obtaining the title search and title insurance. The Developer may elect to include these costs in the total amount of the Loan financed through our Platform or may directly pay these expenses at closing. Typically, the combined costs of closing, title search, and title insurance range from $500 to $1,500. We may also incur check processing or administrative fees in connection with facilitating Draw payments or other disbursements of loan proceeds. We may elect to charge the Developer for any check processing fees we incur and will retain any such reimbursements.

Although we do not currently charge any late fees, we may charge the Developer (and retain) a fee (ranging 0.5% to 2% of the principal loan amount) in connection with any material modification of the Loan. In addition, we may increase the interest rate by an additional 2%, subject to applicable law, as a penalty in the event of an extension or modification. If the Developer does not seek a loan modification, we may apply a default rate of (i) twenty percent (20%) per annum, or, if greater, (ii) the highest permissible rate under applicable law, for any Loan Payments which are not made as and when due under the Loan Documents. The penalty interest or default rate, as applicable, will be passed on entirely to investors on a pro rata basis in the form of additional accrued interest to be paid along with the outstanding principal balance upon expiration of the repayment period, as extended if applicable; however, we will reduce amounts paid to investors by any fees or expenses we incur in connection with collecting on a defaulted Loan. In the event we assign our rights under the Loan Agreement or sell the underlying promissory note to a third party, all proceeds collected as consideration will be paid to the holders of Participation Interests on a pro rata basis, subject to our deduction of any liquidation fees and expenses incurred in connection with collection efforts. In the event we foreclose on the Loan, all funds we recover prior to maturity of the Participation Interests will be paid to the holders of the Participation Interests pro rata, net of any applicable collection fees and related expenses. See the section titled "General Terms of the Participation Interests—Liquidation Proceeds, Costs, and Expenses" below for more information on how payments and repayments received by us or the holder of Participation Interests in connection with any exercise of remedies with respect to the Loan Documents will be applied.

The chart below summarizes the various fees we charge the Developer and other expenses we incur in connection with our underwriting and loan administration services.

Type of Fee	Amount of Fee/Expense	Application of Fees
Origination and Servicing Fees	Typically ranging (on a combined basis) from 2% to 6%	Fee will be charged to each Developer and retained by us. Total fees typically included in total amount of the Loan funded on our Platform or paid directly by the Developer at closing.
Closing Expenses	$500 to $1,500	Charged to Developer. Fee is typically included in total amount of the Loan funded on our Platform or paid directly by Developer at closing.
Check Processing Fee	$15 to $35	Fees passed through to Developer and retained by us.
Loan Modification Fee	Ranging from 0.5% to 2%	Fee charged to Developer and retained by us.
Penalty Interest Rate	An additional 2%, subject to applicable law	Additional interest paid by Developer and passed through to investors on a pro rata basis.
Default Rate	20% or, if greater, the highest permissible rate under applicable law	Additional interest paid by Developer and passed through to investors on a pro rata basis.
Collection Fees and Expenses	Variable	Retained by us.
Funds Received in Assignment and Foreclosure	Variable	All funds received by us (less expenses) are passed through to investors on a pro rata basis. We retain expenses relating to such activities.

We do not currently charge investors fees in connection with our offerings or for the use of our Platform. See the section titled "Description of the Company's Business—Fees and Expenses" beginning on page 58 for more information.

Example Loan and Projected Investor Return

By way of illustration, assume we approve an acquisition and construction Loan for funding with the following terms: $100,000 in principal amount, with a 10% interest rate over a 12-month term, and a balloon payment upon maturity. If the Developer elects to include our origination and servicing fees (of $4,000 or 4%) and closing expenses (of $1,000) in the Loan Principal, upon funding of the Loan by investors, the Developer's FBO Account would be credited with $95,000 (equal to the entire Loan Principal of $100,000 less the $5,000 in fees and expenses). Interest on the entire $100,000 would accrue during the 12-month term of the Loan, and at the end of that 12-month term (assuming there is no prepayment, modification or default by the Developer), the Developer would pay us a total of $110,000 (equal to the entire Loan Principal of $100,000, plus $10,000 of accrued interest). Following receipt of that payment from the Developer, we would promptly disperse to the investors who had purchased Participation Interests in the Loan their respective Participation Interest Payments (equal, in this instance, to their respective pro rata portion of the $110,000 Loan Payment received from the Developer).

Date of this Offering Circular: March 16, 2015

Summary Financial Information

	Five months ended October 31, 2014 (unaudited)	From Inception (January 28, 2013) to December 31, 2013 (audited)
Statement of Operations Data:		
Non-Interest Revenues - origination fees	$ 12,942	$ -
Total operating expenses	$ 830,024	$ 131,305
Net loss	$ (868,331)	$ (135,471)
Balance Sheet Data:		
Cash	$ 367,904	$ 87,833
Loans to developers	$ 215,000	$ -
Software and website development costs, net	$ 63,917	$ 28,908
Total assets	$ 660,794	$ 122,582
Accounts payable	$ 250,464	$ 77,964
Notes payable to investors	$ 250,000	$ -
Convertible notes payable	$ 1,050,000	$ 165,000
Total liabilities	$ 1,648,830	$ 257,027
Accumulated deficit	$ (1,003,802)	$ (135,471)

The above table is not adjusted to reflect the Initial Closing of the Series Seed Financing (each, as defined below).

Corporate Information

We are a Georgia corporation. We maintain principal executive offices at 3423 Piedmont Rd. NE, Atlanta, GA 30306. Our mailing address is 3355 Lenox Rd., Suite 750, Atlanta, GA 30326, our telephone number is (678) 701-1194, and our email address is contact@groundfloor.us.

RISK FACTORS

Investing in the Participation Interests involves a high degree of risk. In deciding whether to purchase Participation Interests, you should carefully consider the following risk factors and additional information about the risks associated with a particular series of Participation Interests that may be contained in the Loan Summaries. Any of the following risks could have a material adverse effect on the value of the Participation Interests you purchase and could cause you to lose all or part of your initial purchase price or could adversely affect future payments you expect to receive on the Participation Interests. Only investors who can bear the loss of their entire purchase price should purchase Participation Interests.

Risks Related to Investing in Participation Interests

Payments on the Participation Interests depend entirely on the payments received from the Developer. If we do not receive such payments from the Developer, you will not receive any payments on your Participation Interest.

We make payments on the Participation Interests only to the extent we receive Loan Payments on the corresponding Loan. Loan Payments will be made primarily from proceeds received by the Developer for the sale, lease or refinancing of the real estate property connected with the corresponding Project. If the Developer is unable to sell, lease or refinance the property, it is likely that the Developer will be unable to make its Loan Payments, and you will not be entitled to the corresponding payments under the terms of the Participation Interests.

The Participation Interests are special, limited obligations of the Company only and are not secured by any collateral or guaranteed or insured by any third party.

The Participation Interests are special, limited obligations of the Company and will not represent an obligation of the Developer or any other party except us. The Participation Interests are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party.

The payment obligations of the Developer are not guaranteed or insured by any third party, and, in the event of a default, you must rely on us or a third-party collection agency to pursue collection against the Developer.

The Loan Payments and other obligations of the Developer under the Loan Documents are not guaranteed or insured by any third party or backed by any governmental authority in any way. In the event of a default on such payment obligations, therefore, we may be limited in our ability to collect on the Developer's corresponding Loan Payments, and you will need to rely upon us or a third-party collection agency to pursue collection against such Developer. If the Developer fails to make payments on the Loan, you will not receive the corresponding payments on your Participation Interest.

Although the Developer's obligations under the Loan Documents are recourse, our remedy in the event of nonpayment may be limited to the value of the property securing the debt.

The Loan Documents with each Developer will provide that such Developer's obligations under the Loan are recourse, which means that, in the event of nonpayment, we may collect any outstanding amount owed for the debt from the Developer even after we have foreclosed on the collateral securing the debt. Even though the Loan obligations are recourse to the Developer, in most cases, the Developer's assets are limited primarily to its interest in the related mortgaged property. Further, our remedies against the Developer may be limited by state law in certain jurisdictions, including, without limitation, by anti-deficiency statutes and common law election of remedies defenses. If the Developer fails to make payments on the Loan and our remedy is limited to the value of the property securing the Loan, you may lose some, or all, of the expected return on the Participation Interests.

If you decide to invest through our Platform and concentrate your investment in a single series of Participation Interests, your entire return will depend on the performance of a single Loan.

If you decide to invest through our Platform and concentrate your investment in one Project, your entire return will depend on the performance of that single Project. For example, if you plan to purchase $400 of Participation Interests and choose to invest the entire $400 in a single Project instead of investing $10 in forty Projects corresponding to Loans of forty different Developers, your entire $400 investment will depend on the performance of a single Loan. Failing to diversify your investment increases the risk of losing your entire investment due to a single Developer's default or a small number of Developer defaults. Diversification, however, will not eliminate the risk that you may lose some, or all, of the expected return on the Participation Interests.

We may not set appropriate interest rates for the Loans.

If we set interest rates for the Loans too low, investors may not be compensated appropriately for the level of risk that they are assuming in purchasing a Participation Interest, while setting the interest rate too high may increase the risk of non-payment. In either case, failure to set rates appropriately may adversely impact the ability of investors to receive returns on their Participation Interests that are commensurate with the risks they have assumed in acquiring such Participation Interests.

Our principals have limited experience in mortgage loan underwriting.

To date, we have extended 23 loans for real estate development projects through our subsidiary, Groundfloor GA. Prior to financing these projects, our officers had no experience in mortgage loan underwriting. If our method for evaluating potential Projects to fund and establishing interest rates for such Projects proves flawed, investors may not receive the full return on their investment in the Participation Interests. Although our proprietary Grading Algorithm is based upon certain quantifiable characteristics that we developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Developer or the property for which the Loan is being sought.

Developers are generally permitted to prepay Loan obligations at any time without penalty. Developer prepayments will extinguish or limit your ability to earn additional returns on the corresponding Participation Interest.

Prepayment by a Developer occurs when a Developer decides to pay some or all of the principal amount on the Loan earlier than originally scheduled. With most of the Projects financed on our Platform, the Developer may prepay all or a portion of the remaining principal amount at any time without penalty. Upon a prepayment of the entire remaining unpaid principal amount and accrued interest on the Loan, you will receive your share of such prepayment and your Participation Interest will terminate. If prevailing commercial loan rates decline in relation to the Participation Interest's effective interest rate, the Developer may choose to prepay the Loan with lower-cost funds. If the Developer prepays a portion of the remaining unpaid principal balance on the Loan, the term for repayment of the Loan will not change, but you will not earn a return on the prepaid portion. In addition, you may not be able to find a similar rate of return on another investment at the time at which the Loan is prepaid.

The Participation Interests will not be listed on any securities exchange, and no liquid market for the Participation Interests is expected to develop.

The Participation Interests will not be listed on any securities exchange or interdealer quotation system. There is no trading market for the Participation Interests, and we do not expect that such a trading market will develop in the foreseeable future, nor do we intend to offer any features on our Platform to facilitate or accommodate such trading. The Participation Interests are not redeemable by us. Therefore, any investment in the Participation Interests will be highly illiquid, and investors in the Participation Interests may not be able to sell or otherwise dispose of their Participation Interests in the open market. Accordingly, you should be prepared to hold the Participation Interests you purchase until they terminate.

Our Investor Agreement and the Participation Agreement limit your rights in some important respects.

When you make an investment through our Platform, you are required to agree to the terms of our standard Investor Agreement, which sets forth your principal rights and obligations as an investor, and to agree to the terms of a Participation Agreement, which sets forth the specific terms of the series of Participation Interests you are committing to purchase. The Investor Agreement and Participation Agreement limit the investor's right to collect or attempt to collect from any Developer, directly or through any third party, any amount owing under any of the investor's Participation Interests or on any of the Loan Payments that correspond to the investor's Participation Interests.

In addition, under the Investor Agreement, we may require that any claims against us, other than claims alleging violations of federal securities laws by us or any of our officers or directors, be resolved through binding arbitration rather than in the courts. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision.

Furthermore, the investor acknowledges in the Investor Agreement that the Participation Interests are intended to be debt instruments issued by the Company that have original issue discount ("OID") for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the Participation Interests for tax, accounting, or other purposes, unless required by law.

If the offering of a series of Participation Interests is not fully subscribed with irrevocable funding commitments, you will not be issued any of the securities you have committed to purchase and will not realize any benefit from the investment transaction.

There is no guarantee that the Project in which you commit to purchase Participation Interests will actually be funded. If a sufficient number of investors do not invest in a series of Participation Interests, the offering with respect to those particular securities will not be closed and you will not be issued your securities. Your funds, intended for investment, will be released and made available in your funding account, without interest, even though you may otherwise wish to invest, and you will not have realized any benefit from the transaction.

Certain securities qualification exemptions for secondary trading in California will not be available to investors with respect to the Participation Interests.

We have been advised by the California Department of Corporations that the exemptions for secondary trading in California available under California Corporations Code Section 25104(h) will be withheld with respect to the Participation Interests, although there may be other exemptions to cover private sales in California of a bona fide owner for his own account without advertising and without being effected by or through a broker-dealer in a public offering. **Prospective investors are urged to consult**

their own legal advisors licensed to practice law in California with respect to secondary trading in the Participation Interests.

Risks Related to Developer and Project

Real estate projects involve considerable risk, which may affect the Developer's ability to make its Loan Payments.

Real estate development projects are inherently risky, and the risks they involve may affect the Developer's ability to make its Loan Payments. The risks involved in real estate development projects include the following:

- changes in the general economic climate and market conditions;
- complications involving the renovation or redevelopment of the real estate property connected to the Project;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the real estate property corresponding to the Project difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

The success of the Project is dependent on the performance of third parties, including the Developer, over which we have no control.

We will issue a commercial loan to the Developer to fund the Project. The Developer controls the Project and is responsible for various management functions that are essential to the success of the Project. Poor management on the part of the Developer could adversely affect the financial performance of the Project or expose the Project to unanticipated operating risks, which could reduce the Project cash flow and adversely affect the Developer's ability to repay the Loan.

We have limited experience in developing real estate projects.

If the Developer is unable to repay its obligations under the Loan, we may foreclose on the real estate property. Although we will seek out purchasers for the property, we may have to take an active role in the management of the Project. Prospective investors should consider that we and our management have not previously managed real estate development projects. No assurances can be given that we can operate the Project profitably.

Developer credit information may be inaccurate or may not accurately reflect the Developer's creditworthiness, which may cause you to lose part or all of the purchase price you pay for a Participation Interest.

We obtain credit information about a Developer (or the individuals who are the principal owners of the Developer) from consumer reporting agencies, such as TransUnion, Experian or Equifax. A credit score assigned to a Developer may not reflect that Developer's actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data, and we do not verify the information obtained from the Developer's credit report. Additionally, there is a risk that, after we have completed our credit review, the Developer may have:

- become delinquent in the payment of or defaulted under an outstanding obligation;
- taken on additional debt; or
- sustained other adverse financial events.

Inaccuracies in the credit information obtained regarding the Developer or subsequent events that materially impact the Developer's ability to repay the Loan or reduce the Developer's creditworthiness may increase the risk that the Developer will default on its Loan, which will increase the risk that the Participation Interests will not be repaid in full. Moreover, investors generally do not have access to financial statements of Developers, or to other detailed financial information about Developers.

Information supplied by Developers may be inaccurate or intentionally false.

Developers supply a variety of information that is included in this Offering Circular, the Loan Summaries and the Project Listings on our Platform. We do not independently verify all of the information provided by Developers during the application and underwriting process, and it may be inaccurate or incomplete. For example, we generally do not independently verify the proposed costs of a given construction project or the capabilities and experience of any contractors or sub-contractors. Further, the information Developers supply may be inaccurate or intentionally false. Developers may misrepresent their intentions for the use of Loan Proceeds, and, if such misrepresentations negatively impact the Developer's ability to make Loan Payments, we may not be able to make corresponding payments under the terms of the Participation Interests.

We use commercially reasonable efforts to verify or authenticate certain information provided to us and representations made by Developers. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. For every Loan we underwrite, we obtain a completed Application and a signed Master Services Agreement from the Developer and review the materials provided to us by the Developer. We use various data vendors such as Zillow, Trulia, Lexis, CDI Credit, Dun & Bradstreet, etc., and access public records to verify the representations made by the Developer (and its Principals) and the actual property details. We conduct credit, criminal background, bankruptcy and legal judgment searches on the Developer and its Principals. For instance, we will obtain business assurance reports to ensure that neither the Developer nor its Principals have any tax liens, judgments, or other encumbrances and have not been party to any adverse litigation. We check state and local records to verify how long the Developer has been in business and whether the business entity is in good standing and to determine if the Developer is actually in possession of the property and whether the property has been encumbered in any way. We also may obtain proof of insurance and marketability assessments from the Developer when environmental concerns arise.

Prior to closing, we review a budget/Draw schedule (unless the Loan is for $50,000 or less or the entire amount is used for acquisition of a property) and, at or in connection with closing, we obtain evidence of a satisfactory title search and corresponding title insurance on the property covered by the Loans. If we are underwriting a second lien Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Decisions as to whether additional information may be sought are made by the Loan Committee.

In the course of our diligence and underwriting process, we always review a report supporting the valuation of the Project. In the case of a Loan to finance acquisition and/or reconstruction (which is a majority of our Loans), the Valuation Report (as defined below) will reflect the ARV of the Project. The Valuation Report will reflect the land valuation if the Loan is to finance ground-up construction. For Loans under $250,000, we give Developers the flexibility to choose the type of Valuation Report they want us to use in our underwriting process. We may commission an independent certified appraisal or a broker's price opinion on the Project or the Developer may provide us with an appraisal that was previously prepared for it or with a collection of comparable property listings (or "comps"); however, we will always commission a certified independent appraisal for Loans of $250,000 or more.

As discussed in more detail below, the valuation of the Project weighs heavily in our Grading Algorithm and the determination of the final letter grade (and thus the minimum interest rate) assigned to a particular Loan. As such, our Loan Committee carefully vets each Valuation Report we receive. For instance, we subject Valuation Reports that have not been prepared by independent third parties for use by us specifically in connection with our Loan underwriting process (such as borrower provided comps or a borrower provided appraisal) to heightened scrutiny. We utilize online valuation tools called automated valuation models (or "AVMs"), which are typically used by banks and other lending institutions in the course of their underwriting procedures, as well as valuation data that may be available for a particular Project through Zillow, such as Zillow Zestimate™ and Zillow Comps, to help us assess the reliability of the data presented by those less reliable Valuation Reports. Our Loan Committee may refuse to accept a Valuation Report that it finds unsatisfactory, inaccurate or unreliable, in which case, we will not consider financing the related Loan until the deficiencies are remedied or a new Valuation Report is provided to us.

When undertaking our diligence, we strive to source data from the most reputable and reliable vendors and resources, however, this data may not always be accurate or dependable. For example, Zillow and Trulia obtain their estimated property valuation through statistical analysis of historical data and current market information. There may be errors in the underlying data used in the calculation of these estimates, which could compromise the reported property valuation. Further, the reliability of the data contained in the Valuation Reports and sources we use to measure those reports depends, in part, on the methods used to collect the data, the expertise of the third party that prepared the report, as well as the appropriateness of the valuation approaches and underlying assumptions that have been used to reach the conclusions presented. Although the Valuation Reports we receive typically are prepared by real estate professionals who are familiar with the market area of the subject Project, they may not reflect the actual value of a particular project. Only market forces will dictate the ultimate value of any real property. Although we use various valuation resources (such as AVMs and data prepared by Zillow) to provide a backstop comparison to less reliable Valuation Reports as part of our due diligence process, these typically report the *market value*, as opposed to the *ARV* typically captured by a Valuation Report, so do not offer a direct comparison. The Valuation Reports and any AVMs we may obtain are generally prepared solely for our use in connection with our Loan underwriting process, so we do not provide them to investors. We do provide investors with information about the market valuations we have collected from Zillow, to the extent it is available for a particular Project. We play no role in the preparation of any valuation resources or any other materials provided by the Developer that may be referenced in a Project

Listing, and, while we view the data contained in a Valuation Report, AVM or other valuation resource as helpful, we do not use these materials as the sole basis for a funding decision.

Other than as discussed above, we do not independently verify the information provided by Developers during the Application process, and it may be inaccurate or incomplete. If information provided by Developers turns out to be false or misleading, you may lose part or all of the purchase price you pay for a Participation Interest. In general, information available on our Platform with respect to the Participation Interests being offered hereby is subject to Rule 10b-5 of the Exchange Act and to the liability provisions of the Securities Act. In this document, we advise potential investors as to the limitations on the reliability of this information and caution that an investor's recourse in the event this information is false may be limited. Consequently, an investor should base (and will represent to us that they have based) its decision to purchase the Participation Interests solely on its own evaluation and investigation of the Project and of the Developer, without any representation whatsoever by us.

We have an incentive to take on as many Projects as possible, which could impair our ability to devote adequate attention and resources to collection of outstanding Loan Payments.

A significant portion of our revenues is derived from origination and servicing fees generated through financing of Projects. As a result, we have an incentive to finance as many Projects as possible to maximize the amount of origination and servicing fees we are able to generate. Increased Project volume increases the demands on our management resources and our ability to devote adequate attention and resources to the collection of outstanding Loan Payments. In the event that we take on Project volumes that exceed our ability to service outstanding Loans, our ability to make timely payments on the Participation Interests will suffer.

We do not take any specific actions to monitor how funds are spent after they have been disbursed to the Developers.

When we finance a Project, our primary assurance that the financing proceeds will be properly spent by the Developer is the contractual covenants agreed to by the Developer and the business history and reputation of the Developer. We typically implement a Draw process for Loans (and always do so for Loans in excess of $50,000 unless the entire amount is used for acquisition of a property), which mitigates some risk of mishandling of funds by the Developer. However, we do not and cannot control how the Loan Proceeds will be used by Developers. Should the proceeds of a financing be diverted improperly, the Project might become insolvent, which could cause the purchasers of the corresponding Participation Interests to lose their entire investment.

Risks Related to the Company and our Platform

Our auditor has expressed substantial doubt about our ability to continue as a going concern.

Our financial statements for the period ended December 31, 2013, include a going concern note from our auditors. We incurred a net loss during the period from January 28, 2013 (inception) through December 31, 2013, and had an accumulated deficit as of December 31, 2013 of $135,471. In view of these matters, our ability to continue as a going concern is dependent upon our ability to increase operations and to achieve a level of profitability. Since its inception, we have financed our operations through debt and equity financings. We intend to continue financing our future activities and our working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements. The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objective and continue as a going concern.

We have a limited operating history. As a company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

We have a limited operating history. We originally formed in January 2013 as Fomentum Labs LLC and converted into a North Carolina corporation in July 2013. Effective August 5, 2014, we changed the domiciliary state of the corporation to Georgia under the name Groundfloor Finance Inc. Our Platform has been operated in its current form only since November 2013. We formed Groundfloor Properties GA LLC ("Groundfloor GA") in August 2013 for the purpose of issuing nonrecourse promissory notes ("Georgia Notes") corresponding to commercial real estate loans entered into by Groundfloor GA to residents of Georgia. Groundfloor GA began offering these investment opportunities to residents of Georgia through our Platform in November 2013.

For our business to be successful, the number of real estate development projects we finance will need to increase, which will require us to increase our facilities, personnel and infrastructure to accommodate the greater servicing obligations and demands on our Platform. Our Platform is dependent upon our website to maintain current listings and transactions in the Participation Interests and the Georgia Notes. We must constantly update our software and website, expand our customer support services and retain an appropriate number of employees to maintain the operations of our Platform, as well as to satisfy our servicing obligations on the Loans and make payments on the Participation Interests and the Georgia Notes. If we are unable to increase the capacity of our Platform and maintain the necessary infrastructure, you may experience delays in receipt of payments on the Participation Interests and periodic downtime of our systems.

We are also subject to other risks and uncertainties related to engaging in a public offering that may affect our business.

We are subject to additional risks and uncertainties in connection with engaging in a public offering of the Participation Interests. These risks and uncertainties include:

- the potential for increased scrutiny by federal and state regulatory agencies;
- greater likelihood of facing civil liability claims for alleged violations of federal and state securities laws;
- the increasing costs connected with managing our growing business and portfolio of Loans;
- the impact of greater media attention, including the possibility of negative commentary of our business model by other market participants such as traditional financial institutions;
- the costs of qualifying our offerings with federal and state regulators;
- the time commitment for our management to qualify our offerings, which takes focus away from operating our business;
- navigating complex and evolving regulatory and competitive environments;
- increasing the number of investors utilizing our Platform;

- increasing the volume of Loans facilitated through our Platform and fees received from Developers;
- continuing to develop, maintain and scale our Platform;
- effectively using limited personnel and technology resources;
- effectively maintaining and scaling our financial and risk management controls and procedures;
- maintaining the security of our Platform and the confidentiality of the information provided and utilized across our Platform; and
- attracting, integrating and retaining an appropriate number of qualified employees.

We will need to raise substantial additional capital to fund our operations, and, if we fail to obtain additional funding, we may be unable to continue operations.

At this early stage in our development, we have funded substantially all of our operations with proceeds from private financings from individual investors and venture capital firms. To date, we have raised approximately $1.65 million through private sales of convertible debt and preferred stock. To continue the development of our business, we will require substantial additional funds. To meet our financing requirements in the future, we may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our business activities and options. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to reduce or terminate our operations.

Our ability to generate significant revenues from the actual operation of our Platform in the near future is limited by the requirement that offerings of Participation Interests be registered on Form S-1, qualified under Regulation A or offered pursuant to another exemption from registration. At present, sales of Participation Interests under Regulation A are capped at $5 million during any 12-month period. Although the Jumpstart Our Business Startups Act (the "JOBS Act") provides for the Regulation A limit to be increased to $50 million, the increase will not take effect until it is implemented through rulemaking by the Securities and Exchange Commission (the "SEC"). In addition, we can make no assurances that our offerings will or could be increased in accordance with those provisions. Furthermore, it has historically taken significant time to complete the Registration A registration and/or qualification process. This delay can make it difficult for us to identify Developers that can defer the need for financing for particular Projects through such a long timeframe. If we are unable to identify Projects to finance as a result, it will impact our ability to make investment opportunities available through our Platform and to generate revenues.

We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past, and we expect to incur net losses in the future. Our accumulated deficit was approximately $135,000 as of December 31, 2013 and $1,000,000 as of October 31, 2014. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth or our revenue could decline. Our failure to become profitable could impair the operations of our Platform by limiting our access to working capital to operate our Platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the Participation Interests, and you may lose your investment.

Our financing is a new lending method and our Platform has a limited operating history. Developers may not view or treat their obligations to us as having the same significance as loans from traditional lending sources, such as bank loans, and the Loans may have a higher risk of default than loans of borrowers with similar credit scores to other lenders.

The investment return on the Participation Interests depends on Developers making the Loan Payments in a timely and complete manner. Developers may not view our lending obligations originated on our Platform as having the same significance as other credit obligations arising under more traditional circumstances, such as loans from banks or other commercial financial institutions. If a Developer neglects its Loan Payments upon which payment of the corresponding series of Participation Interest is dependent or chooses not to make its Loan Payments entirely, you may not be able to recover any portion of your investment in a Participation Interest.

If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Participation Interests could be uncertain, and the recovery, if any, of a holder of a Participation Interest may be substantially delayed and substantially less than the amounts due and to become due on the Participation Interest.

In the event of our bankruptcy or a similar proceeding, the rights of investors to continue receiving payments on the Participation Interests could be subject to the following risks and uncertainties:

- Our obligation to continue making payments on the Participation Interests would likely be suspended or delayed even if the funds to make such payments were available. Because a bankruptcy or similar proceeding may take months or years to complete, even if the suspended payments were resumed, the suspension might effectively reduce the value of any recovery that a holder of a Participation Interest might receive by the time such recovery occurs.

- The Participation Interests are unsecured, and investors do not have a security interest in the corresponding Loan Payments. Accordingly, the holders of Participation Interests may be treated as general unsecured creditors and thus be required to share the proceeds of Loan Payments with our other general unsecured creditors.

- Because the terms of the Participation Interests provide that they will be repaid only out of the proceeds of the corresponding Loan Payments, investors may not be entitled to share in our other assets available for distribution to general creditors, even though other general creditors may be entitled to a share of the proceeds of such Loan Payments.

- If a Developer has made Loan Payments to us before the bankruptcy proceedings are commenced and those funds are held in our clearing account and have not been used by us to make payments on the Participation Interests, there can be no assurance that we will be able to use such funds to make payments on the Participation Interests.

- If a bankruptcy proceeding commences after payment for the Participation Interests has been made, holders of the Participation Interests may not be able to obtain a return of the funds they have committed even if the offering proceeds have not yet been used to fund the corresponding Loan Project.

- Our ability to transfer servicing obligations to a back-up servicer may be limited and subject to the approval of the bankruptcy court or other presiding authority. The bankruptcy process may delay or prevent the implementation of back-up servicing, which may impair the collection of Loan Payments to the detriment of the Participation Interests. See the risk titled "If we were to cease operations or enter into bankruptcy proceedings, the servicing of the Loans and the Participation Interests would be interrupted or halted altogether and, in the case of bankruptcy, likely subject to the discretion of the bankruptcy trustee" below for more information on these risks.

If we were to cease operations or enter into bankruptcy proceedings, the servicing of the Loans and the Participation Interests would be interrupted or may halt altogether.

If we were to become subject to bankruptcy or similar proceedings or if we ceased operations, we might be required to find other ways to service the Loans and the Participation Interests. Such alternatives could result in delays in the disbursement of payments on your Participation Interests or could require us to pay significant fees to another company that we engage to service the Loans and the Participation Interests. Since we have not entered into any back-up servicing agreements, if we were to cease operations or otherwise become unable to service the Loans and Participation Interests without transferring such Loans to another entity, the operation of our Platform and the servicing of the Loans and Participation Interests would be interrupted and may halt altogether unless we were able to secure another way to service the Loans and Participation Interests on behalf of investors.

If we filed under Chapter 11 of the Bankruptcy Code, it is possible that we would be able to continue to service the Loans during reorganization. If, on the other hand, we were to file under Chapter 7 of the Bankruptcy Code, or if an attempted reorganization under Chapter 11 should fail and the bankruptcy case be converted to Chapter 7, the bankruptcy trustee would have the obligation to administer the bankruptcy estate. As part of such administration, the Bankruptcy Trustee, subject to bankruptcy court approval, may elect to continue to service the Loans or to transfer the right to such servicing to another entity for a fee. Either option would likely result in delays in the disbursement of payments on your Participation Interests and could require the bankruptcy trustee to pay significant fees to another company to service the Loans and the Participation Interests, ultimately decreasing the amounts available to be paid on corresponding Participation Interests. Alternatively, the bankruptcy trustee may elect to cease servicing functions altogether.

Pursuant to the Participation Agreement, any conveyance by us of a Loan, including in connection with a cessation of operation, that is (i) not to an affiliate and also (ii) not made subject to the terms of such Participation Agreement, would be deemed a repayment in full of all of the Developer's obligations and thus proceeds would be dispersed pro rata to investors subject to the terms of the Participation Agreement.

In the event that we cease operations or enter into bankruptcy proceedings, recovery by a holder of a Participation Interest may be substantially delayed while back-up servicing is secured, if possible, and such recovery may be substantially less than the amounts due and to become due on the Participation Interest.

In a bankruptcy or similar proceeding of the Company, there may be uncertainty regarding the rights of a holder of a Participation Interest, if any, to access funds in your funding account.

We currently maintain the funding account at Wells Fargo "for the benefit of" our investors. This so-called "Investor FBO Account" is a pooled account titled in our name "for the benefit of" the investors who purchase Participation Interests issued by us. We believe that amounts funded by investors into the Investor FBO Account are unlikely to be subject to claims of our creditors other than the investors for whose benefit the funds are held, since beneficial ownership of those funds rests with the investors. However, we have legal title to the Investor FBO Account and the attendant right to administer the Investor FBO Account, each of which would be the property of our bankruptcy estate. As a result, if we became a debtor in a bankruptcy or other similar proceeding, the legal right to administer the funds in the Investor FBO Account would vest with the bankruptcy trustee, debtor in possession or similar representative of the estate. In that case, investors may have to seek a court order lifting the automatic stay or otherwise permitting them to withdraw their funds. Investors may suffer delays in accessing their funds in the Investor FBO Account as a result. Moreover, U.S. bankruptcy courts and courts overseeing similar proceedings have broad powers, and, if we have failed to properly segregate or handle investors' funds, a court could determine that some or all of such funds were beneficially owned by us and therefore that they became available to our creditors generally.

In a bankruptcy or similar proceeding of a Developer, there may be uncertainty regarding our rights, if any, to access on your behalf any remaining unallocated funds in the Developer's sub-account.

We deposit the Loan Proceeds not advanced to the Developer in the Developer FBO Account. Under normal circumstances, in the event the corresponding Loan is discharged or cancelled before all Draws (as defined below) have been completed, we would return holders of the corresponding Participation Interests their pro rata portion of any portion of the Loan Proceeds not yet disbursed to the Developer. This may not occur in the event of the Developer's bankruptcy or other similar proceeding. We believe that amounts held in a Developer's sub-account could be subject to claims of such Developer's creditors in the event of its bankruptcy or other similar proceedings or such funds could be used by a debtor in possession to fund its on-going operations or reorganization. Although we typically would have the senior lien on the underlying assets, and therefore should have first priority to receive the funds out of the insolvent Developer's estate arising from that lien, we expect that our ability to disburse funds out of the Developer FBO Account may be prevented by a court and at minimum will be significantly delayed while we seek a court order lifting the automatic stay or other such relief permitting us to withdraw the funds on your behalf. Our ability to retrieve such funds may be even more tenuous in the event we have taken a second or junior lien on the underlying assets. As such, investors may never receive or may suffer delays in receiving such funds in the event of a Developer's bankruptcy or similar proceeding.

In connection with a proceeding regarding the bankruptcy of a Developer, investors may be required to return payments made on corresponding series of Participation Interests in certain circumstances.

In the event of a Developer bankruptcy proceeding, payments made by the Developer within a certain period of time prior to the bankruptcy petition being filed may be recovered as preferential transfers. However, if, as is anticipated, we hold a properly perfected lien on the real estate underlying each Project to secure the respective Developer's Loan Payments to us, payments made to investors on such loans generally should not be subject to avoidance. In addition, certain pre-bankruptcy payments by a Developer may be avoided under state and federal fraudulent conveyance laws. However, the avoidance of such payments as a fraudulent conveyance seems unlikely as long as the Developer's Loan Payments were made in partial or complete satisfaction of the underlying indebtedness.

If the security of our investors and Developers' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen, our reputation may be harmed, and they may be exposed to liability.

Our Platform stores the Developers' and investors' bank information and other personally-identifiable sensitive data. Any accidental or willful security breaches or other unauthorized access could cause your secure information to be accessed, publicly disclosed, or stolen and used for criminal purposes. Security breaches or unauthorized access to secure information could also disrupt our operations and subject us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the relevant software are exposed and exploited, and, as a result, a third party or disaffected employee obtains unauthorized access to any investor's or Developer's data, our relationships with its investors will be severely damaged, and it could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and the third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose investors.

Our Platform may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions.

Our Platform may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. If a "hacker" were able to infiltrate our Platform, you would be subject to the increased risk of fraud or borrower identity theft and may experience losses on, or delays in the recoupment of amounts owed on, a fraudulently induced purchase of a Participation Interest. Additionally, if a hacker were able to access our secure files, he or she might be able to gain access to your personal information. While we have taken steps to prevent such activity from affecting our Platform, if we are unable to prevent such activity, the value of your investment in the Participation Interests could be adversely affected.

When you commit to purchase a Participation Interest, you may commit funds toward your purchase up to 50 days prior to the time when your Participation Interest is issued.

Each offering of a series of Participation Interests remains open for such period of time as we may determine at the time that the offering is posted on our Platform. We currently plan to keep the Offerings open for 30 days (unless the Offering of a particular series of Participation Interests is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors) up to a maximum of 45 days. Investors' commitments to purchase Participation Interests become irrevocable following expiration of the Withdrawal Period. Commitments to purchase Participation Interests made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the Offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. During the period between the time of your commitment and the time when your Participation Interest is issued, you may not have access to the funds debited from your funding account or placed in escrow for closing. Because your funds do not earn interest, the delay in issuance of your Participation Interest will have the effect of reducing the effective rate of return on your investment.

We rely on third-party banks and money transfer agents. If we are unable to continue utilizing these services, our business and ability to service the Loan may be adversely affected.

Because we are not a bank, we cannot belong to or directly access the Automated Clearing House ("ACH") payment network, and we must rely on third-party payment agents and other FDIC-insured depository institutions to process our transactions, including payments of Loans and remittances to holders of Participation Interests. We currently use the services of Balanced Inc. and Wells Fargo for these purposes, but may change vendors at any time. Under the ACH rules, if we experience a high rate of reversed transactions (known as "chargebacks"), we may be subject to sanctions and potentially disqualified from using the system to process payments.

Any significant disruption in service on our website or in our computer systems could reduce the attractiveness of our Platform and result in a loss of users.

If a catastrophic event resulted in a Platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new users and retain existing users. Our hosting services infrastructure is provided, owned, and operated by a third party (the "Hosting Provider"). We also maintain a backup system at a separate location that is owned and operated by a third party. Our Hosting Provider does not guarantee that our users' access to our website will be uninterrupted, error-free or secure. Our operations depend on our Hosting Provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with our Hosting Provider is terminated, or if there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of our Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to service the Loan or maintain accurate accounts, and could harm our relationships with our users and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage at a Hosting Provider facility. These factors could prevent us from processing or posting payments on the Loan or the Participation Interests, damage our brand and reputation, divert our employees' attention, and cause users to abandon our Platform.

Events beyond our control may damage our ability to maintain adequate records, maintain our Platform or perform our servicing obligations.

If a catastrophic event resulted in our Platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. Similar events impacting third-party service providers that our operations depend on, such as our Hosting Provider or our payment vendor(s), could materially and adversely affect our operations. Such events could include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses and telecommunications failures. We store back-up records in offsite facilities located in third-party, off-site locations. If our electronic data storage and backup storage system or those of our third-party service providers are affected by such events, we cannot guarantee that you would be able to recoup your investment in the Participation Interests.

Investors will have no control over the Company and will not be able to influence our corporate matters.

The Participation Interests grant no equity interest in us to purchasers, nor do they give purchasers the ability to vote on or influence our corporate decisions. As a result, our shareholders will continue to exercise 100% voting control over all of our corporate matters, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of the Company or our assets.

The Participation Interests will not restrict our ability to incur additional indebtedness.

We have substantially financed our operations through the issuance of convertible notes, which converted to shares of Series Seed Preferred Stock pursuant to the terms of the Note Conversion Agreement, dated December 5, 2014. If we incur additional debt after the Participation Interests are issued, it may adversely affect our creditworthiness generally and could result in our financial distress, insolvency or bankruptcy. As discussed above, our financial distress, insolvency or bankruptcy could impair your ability to receive the payments you expect to receive on your Participation Interests.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks, savings banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to period review by any governmental agency. Moreover, we are not subject to banking regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Risks Related to the Tax Treatment of the Participation Interests

The U.S. federal income tax consequences of an investment in the Participation Interests are uncertain.

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Participation Interests or instruments similar to the Participation Interests for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Participation Interests as our indebtedness for U.S. federal income tax purposes. As a result of such treatment, the Participation Interests will have OID for U.S. federal income tax purposes because payments on the Participation Interests are dependent on payments on the corresponding Loan. Further, a holder of a Participation Interest will be required to include the OID in income as ordinary interest income for U.S. federal income tax purposes as the interest on the corresponding Loan accrues (which may be in advance of corresponding installment payments on the Participation Interest), regardless of such holder's regular method of accounting. This characterization is not binding on the IRS, and the IRS may take contrary positions. Any differing treatment of the Participation Interests could significantly affect the amount, timing and character of income, gain or loss in respect of an investment in the Participation Interests. Accordingly, all prospective purchasers of the Participation Interests are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase and ownership of the Participation Interests (including any possible differing treatments of the Participation Interests).

The Participation Interests could be treated as contingent payment debt instruments for U.S. federal income tax purposes.

The Participation Interests could be subject to Treasury regulations under which they will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Should this occur, you may recognize interest income on the Participation Interests significantly in excess of the effective interest payments received thereon. Also, under these Treasury regulations, a U.S. holder generally will recognize ordinary income, rather than capital gain, on a sale, exchange, conversion, repurchase or redemption of a Participation Interest.

Our ability to make payments on a Participation Interest may be affected by our ability to match the timing of our income and deductions for U.S. federal income tax purposes.

Our ability to make payments on a Participation Interest may be affected by our ability, for U.S. federal income tax purposes, to match the timing of income we receive from a corresponding Loan and the timing of deductions that we may be entitled to in respect of payments made on the Participation Interests that we issue. For example, if the Participation Interests, but not the corresponding Loan, are treated as contingent payment debt instruments for U.S. federal income tax purposes, there could be a potential mismatch in the timing of our income and deductions for U.S. federal income tax purposes, which could affect our ability to make payments on the Participation Interests.

If the IRS disagrees with our characterization of the Participation Interests for tax purposes, our ability to make payments on the Participation Interests could be adversely affected.

The IRS is not bound by our characterization of the Participation Interests, and it could treat the corresponding Loan as a debt owed to us (with interest received being treated as taxable income to us) but treat the Participation Interests as equity (with interest payments being treated as nondeductible). Were this to occur, we would have taxable income without an offsetting deduction, and the additional tax obligations owed by us would reduce the cash available for payment of the Participation Interests. As a result, we could be unable to fully repay the Participation Interests even if the corresponding Loan Payments were repaid in full.

Risks Related to Compliance and Regulation

If we are required to register under the Investment Company Act or the Investment Advisors Act of 1940, or become subject to the SEC's regulations governing broker-dealers, our ability to conduct our business could be materially and adversely affected.

The SEC heavily regulates the manner in which "investment companies," "investment advisors," and "broker-dealers" are permitted to conduct their business activities. We believe we have conducted our business in a manner that does not result in the Company being characterized as an investment company, an investment advisor or a broker-dealer, as we do not believe that we engage in any of the activities described under Section 3(a)(1) of the Investment Company Act of 1940 or Section 202(a)(11) or the Investment Advisor's Act of 1940 or any similar provisions under state law, or in the business of (i) effecting transactions in securities for the account of others as described under Section 3(a)(4)(A) of the Exchange Act or any similar provisions under state law or (ii) buying and selling securities for our own account, through a broker or otherwise as described under Section 3(a)(5)(A) of the Exchange Act or any similar provisions under state law. We intend to continue to conduct our business in such manner. If, however, we are deemed to be an investment company, an investment advisor, or a broker-dealer, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would affect our business to a material degree.

Our Loan origination and servicing activities are subject to extensive federal, state and local regulation that could adversely impact our operations.

We must comply with regulatory regimes, including those applicable to mortgage lending transactions, various aspects of which are untested as applied to our Platform. Certain state laws generally regulate interest rates and other charges and require certain disclosures. In addition, other federal and state laws may apply to the origination and servicing of Loans originated through our Platform.

In particular, through the Platform, we may be subject to laws, including but not limited to:

- state laws and regulations that require us to obtain licenses to originate Loans or which may impose requirements related to Loan disclosures and terms, debt collection and unfair or deceptive business practices; the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act or any applicable state law;

- the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

- the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts; and

- the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures.

We may not always have been, and may not always be, in compliance with these laws. Compliance with these laws is also costly, time-consuming and limits our operational flexibility.

Failure to comply with these laws and regulatory requirements applicable to our business may, among other things, have a negative impact on our ability to originate and service Loans or maintain our Platform. In addition, any non-compliance could subject us to damages, revocation of required licenses, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, which may harm our business and our ability to maintain our Platform and may result in Developers rescinding their Loans.

Where applicable, we seek to comply with state mortgage licensing, servicing and similar statutes. All of the Loans covered by this Offering Circular are for Projects located in jurisdictions where we can operate without the need for a license. We are aware that making Loans in other U.S. jurisdictions will trigger local licensing requirements. We plan to work with local counsel in such jurisdictions to determine whether any licenses are required and will seek to obtain such licenses and comply with the relevant regulatory requirements before facilitating Loans to Developers in any such jurisdiction. If we are found to not comply with applicable laws, we could lose one or more of our licenses or authorizations or face other sanctions or be required to obtain a license in such jurisdiction, which may have an adverse effect on our ability to continue to facilitate Loans through our Platform, perform our servicing obligations or make our Platform available to Developers in particular states, which may harm our business.

If our Platform was found to violate a state's usury laws, we may have to alter our business model and our business could be harmed.

The interest rates that are charged to Developers and that form the basis of payments to investors through our Platform must comply with the usury law of the jurisdiction where we originate each Loan. There is no uniformity among the states on the amount of interest that may be charged on commercial real estate lending. As a result, we must monitor the interest rate limitations imposed by each jurisdiction where we originate Loans to ensure compliance, which reduces our operating efficiency and may impact the attractiveness of our Loans to investors. In addition, if a Developer were to successfully bring claims against us for state usury law violations, and the rate on that Developer's Loan was greater than that allowed under applicable state law, we could be subject to fines and penalties, which could possibly result in a decline in our operating results.

Increased regulatory focus could result in additional burdens on our business.

The financial industry is becoming more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be required to pass along those costs to our investors in the form of increased fees. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of commercial financing, which would adversely affect the viability of our business model.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE PARTICIPATION INTERESTS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "Risk Factors," "Description of the Company's Business," "The Participation Interests Covered by this Offering Circular," "Plan of Distribution" and "Use of Proceeds," contain forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning us, risk factors, plans and projections. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular, including the Loan Summaries attached to, and incorporated by reference in, this Offering Circular, and the documents that we reference in this Offering Circular and have filed with the SEC as exhibits to the Form 1-A of which this Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INVESTOR SUITABILITY REQUIREMENTS

The Participation Interests offered under this Offering Circular may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (i) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (ii) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

Our Company

We operate an online investment platform ("Platform") designed to source financing for real estate development projects. Through our Platform, investors can choose between multiple real estate development investment opportunities (each, a "Project") and developers of the Projects (each, a "Developer") can obtain financing. The intended focus of the lending program is the commercial market for lending to developers of residential and small commercial real estate projects owned and occupied by parties other than the Developer. We were formed as a North Carolina limited liability company in January 2013 and converted to a North Carolina corporation in July 2013. Effective August 5, 2014, we changed our domiciliary state to Georgia and changed the company name to Groundfloor Finance Inc.

We formed Groundfloor GA as a Georgia limited liability company and our wholly-owned subsidiary in August 2013 for the purpose of issuing Georgia Notes to residents of Georgia pursuant to the intrastate offering exemption under Section 3(a)(11) of the Securities Act and corresponding statutes, rules and regulations in Georgia. To date, Groundfloor GA has issued an aggregate of approximately $1,080,000 in Georgia Notes to investors who are residents of Georgia in connection with 23 real estate development projects financed by commercial loans from Groundfloor GA to Developers in Georgia.

This Offering Circular relates to the issuance of participation interests (the "Participation Interests") pursuant to Regulation A (or available exemptions) under the Securities Act. Each series of Participation Interests corresponds to a different Project to be financed by a commercial loan from us (each, a "Loan"). For the specific terms of each series of Participation Interests offered under this Offering Circular, see "The Participation Interests Covered by this Offering Circular" below, the corresponding Loan Summaries and the form of Participation Agreement, which are attached and incorporated by reference into this Offering Circular. Payment on each series of Participation Interests will be dependent upon our receipt of payments on (or applications of funds to) the corresponding Loan payment obligations ("Loan Payments"). In each case, the Developer is the borrower with respect to each Loan.

The Loans and Participation Interests

Generally, the Loans related to the Participation Interests to be offered by us range between $15,000 and $500,000, at interest rates that range, subject to applicable law, between 5% and 26%, and mature six months to five years from the date when the Loan is made. For the specific terms of each series of Participation Interests offered under this Offering Circular, see "The Participation Interests Covered by this Offering Circular" below, the corresponding Loan Summaries and the form of Participation Agreement, which are attached and incorporated by reference into this Offering Circular. We will fund each Loan out of the proceeds of the sale of the series of corresponding Participation Interests.

In addition to issuing the Participation Interest and funding the Loans, we will administer the Loans. The Loan Proceeds remain in the Developer FBO Account until disbursed pursuant to the terms of the Loan Agreement. We typically disburse amounts from the Loan Proceeds, less any fees and expenses included in the Loan Principal, to the Developer from time to time as Draws. We may (under limited circumstances, for instance if the Loan Principal is $50,000 or less or used for acquisition of a property) advance the full amount of the Loan Proceeds to the Developer on the origination date of the Loan. The Developer will use the Loan proceeds to complete the Project, repaying principal and interest (either as a balloon payment at maturity or on a monthly/quarterly basis) to us. We will then use these funds to make payments on the corresponding Participation Interests. It is expected that investors would profit solely from the interest earned on the Loan, as each holder of a Participation Interest will be entitled to its pro rata portion of the payments we receive of the corresponding Loan Payments, less any expenses we may incur in connection with collection. See "—Fees and Expenses" below.

We will take out a lien on the real estate underlying each Project to secure the respective Developer's Loan Payments to us; however, investors in the corresponding series of Participation Interests will not have any recourse against the Developer or against us except for the investors' pro rata Participation Interest in Loan Payments we secure from the Developer. For the specific terms of each series of Participation Interests offered under this Offering Circular, see "The Participation Interests Covered by this Offering Circular" below, the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and the attached form of Participation Agreement.

Example Loan and Projected Investor Return

By way of illustration, assume we approve an acquisition and construction Loan for funding with the following terms: $100,000 in principal amount, with a 10% interest rate over a 12-month term, and a balloon payment upon maturity. If the Developer elects to include our origination and servicing fees (of $4,000 or 4%) and closing expenses (of $1,000) in the Loan Principal, upon funding of the Loan by investors, the Developer's FBO Account would be credited with $95,000 (equal to the entire Loan Principal of $100,000 less the $5,000 in fees and expenses). Interest on the entire $100,000 would accrue during the 12-month term of the Loan, and at the end of that 12-month term (assuming there is no prepayment, modification or default by the Developer), the Developer would pay us a total of $110,000 (equal to the entire Loan Principal of $100,000, plus $10,000 of accrued interest). Following receipt of that payment from the Developer, we would promptly disperse to the investors who had purchased Participation Interests in the Loan their respective Participation Interest Payments (equal, in this instance, to their respective pro rata portion of the $110,000 Loan Payment received from the Developer). These payments are made directly into the investors' funding accounts maintained on our Platform. (See "—How Our Platform Operates—Funding Accounts" and "—Project Funding and Payment of Investor Returns" below.)

Background

We have two types of customers: real estate developers who are in need of project financing, and retail investors looking for investment opportunities.

Real estate is a trillion dollar industry in the United States.[1] Real estate projects are financed through a variety of debt and equity transactions. We focus on financing real estate projects in the smaller market segments by providing debt financing. Our prototypical project is an unoccupied single family or multifamily renovation costing between $15,000 and $100,000 over six months to a year, to be sold upon completion. We offer term financing for the acquisition and development of real estate projects through the acquisition of land and/or an existing structure, for the purposes of new construction or renovation. We may also provide Loans (for projects that have completed construction) intended to refinance other term debt or equity.

We provide an opportunity for retail investors to gain exposure to real estate investments by creating an investment product backed by secured real estate loans. On a risk adjusted basis, it is our belief that our Participation Interests provide a competitive potential return for retail investors when compared to more conventional investment products.

Our Financing Model

Our business model serves as an alternative to, or substitute for, traditional sources of capital of financing for real estate projects with the aggregation of capital from investors using the Internet. Historically, real estate developers have utilized many sources of capital to finance projects, including traditional bank loans, equity investments, personal loans or borrowings, etc. We offer an alternative source of capital for real estate development projects, but one that is flexible enough to cover all of the costs associated with a particular project or to work in tandem with more traditional financing arrangements.

[1] *GDP-by-industry*, BUREAU OF ECON. ANALYSIS, http://www.bea.gov/iTable/iTable.cfm?ReqID=51&step=1#reqid=51&step=51&isuri=1&5114=a&5102=15.

We believe that the advantages of our method of real estate financing include:

- reduced project origination and financing request costs;
- lower interest rates for financing of real estate projects;
- attractive returns for investors;
- the opportunity to promote community redevelopment by investing in local real estate projects; and
- growing acceptance of the Internet as an efficient and convenient forum for investment transactions.

The Real Estate Project Development Process

A real estate project's timeline can be divided into the following stages: Project Identification, Project Execution, and Project Stabilization or Exit.

Project Identification. During this phase, a developer must commit working capital to identify potential projects. Typically, projects can involve new construction or rehabilitation of an existing building. During this phase, the developer incurs certain planning and development costs as it undertakes the process of:

- identifying a property to purchase for development or rehabilitation;
- creating a development plan for a given property;
- ensuring the feasibility of the development plan by checking zoning, tax records, undertaking environmental and engineering assessments, developing a construction plan and budget, etc.;
- engaging contractors for specific aspects of the work that may be outsourced by the developer;
- sourcing suppliers and vendors for materials and services in furtherance of development plan; and
- preparing information that will be required for a lender to underwrite project financing.

Project Execution. Once a project has been identified, the developer moves into the project execution phase. Financing arrangements may need to be put in place to cover the cost of acquiring the underlying property (such as the land for new construction or land and existing buildings(s) for rehabilitation or renovations).

Typically, real estate developers in the market segment that we address will utilize third-party engineering, procurement and construction services to complete projects. A general contractor, who is responsible for the majority of the work and the work undertaken by any subcontractors, is often engaged to complete the construction and development of a project. Alternatively, a Developer may act as general contractor and undertake all or a portion of the work or engage subcontractors to do so. During this phase, the developer needs capital to pay contractors for work, suppliers for materials, and vendors for other goods and services. Construction timelines may vary depending upon the project size, the demand for contractors and other skilled trades, the availability of materials, and the ability of the developer to secure and deploy capital to ensure continued work on the project. The completion of construction is also dependent on inspections by government regulators to ensure projects meet building codes and any other regulations that are applicable in a given jurisdiction.

Project Stabilization or Exit. Following completion of construction and certification that a completed project meets any applicable codes and regulations, the developer must arrange to repay any development or construction finance that exists on the project. Repayment of existing financing arrangements may also occur before a project is completed, such as when a developer decides to refinance the project to take advantage of more favorable interest rates or for other reasons.

If the project is to be stabilized, the developer may act as the landlord of the property and lease the property to use the rental income to repay financing obligations over time. The developer typically obtains a multi-year mortgage from a bank, and the proceeds of the new mortgage will be used to repay the existing construction loans. Banks may require the developer to find tenants for a completed project, although tenancy is not always a prerequisite for obtaining such financing. This is known as take-out or permanent financing, because the new bank mortgage takes out any construction financing and effectively becomes the primary debt obligation on the underlying property.

Alternatively, the developer may exit the project by selling it. If the developer decides to exit by sale, the property must be marketed. The proceeds of the sale will then be used to repay any financing that remains on the property. A less common exit strategy is for the developer to pay off any land acquisition or construction financing with cash. This cash may come from the sale of other properties in the developer's portfolio or it may be cash on hand.

Refinancing arrangements and property sales are subject to a detailed closing process, whereby current lenders on the property (such as the Company) must release any liens they hold in favor of the new lender or the purchaser. These types of closings can take several weeks to complete.

Financing Projects through our Platform

We offer term financing for the acquisition and development of real estate projects in which we make a Loan to a real estate developer having a repayment term of six months to five years, at an annual fixed interest rate. The proceeds of this Loan may be applied toward the Project's acquisition and/or renovation or construction costs. In some circumstances, we may permit a portion of the proceeds from the Loan to be used as a general credit facility for the Developer's business. We may also provide Loans (for projects that have completed construction) intended to refinance other term debt or equity. Where the loan is used to refinance other capital, it will function as bridge financing, it being understood that the Developer will obtain permanent financing at a later date. We anticipate that bridge financing arrangements will not differ materially from the terms of our acquisition and development financing, except with respect to the maturity of the Loan. We expect bridge Loans to mature in three to five years.

The resulting Loans in all circumstances are secured by the underlying real estate assets owned by the Developer in connection with the particular Project. In most cases, our lien will be senior to the Developer's other financing obligations. See "The Participation Interests Covered by this Offering Circular" below for our lien position for each series of Participation Interests offered under this Offering Circular. We confirm our lien position by conducting a title search of the property and obtaining title insurance on the property in connection with closing of the Loans, requiring the Developer to represent and warrant in the Loan Agreement that there are no other encumbrances on the property and through various diligence steps undertaken in the course of our underwriting process. If we are underwriting a second tier Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Developers typically use cash generated from the sale of a completed project or leasing arrangements, cash which comes from the proceeds of take-out or permanent financing provided by another lender or cash on hand to make Loan Payments.

How Our Platform Operates

Identification and Posting of Projects on Our Platform

The financing of a Project generally commences with a Developer requesting financing through our Platform. The Developer can go to a special landing page on our Platform where it may obtain a "Quick Rate Quote" by inputting certain project details into a web-based form. Based on this information, the Developer will receive an estimated interest rate, which represents the minimum interest rate we are prepared to offer. If the Developer is interested in pursuing a Loan through our Platform, it then registers with our Platform, agreeing to our Privacy Policy and Terms of Service. The Developer must then complete an on-line application ("Application") so the Project will be assessed and the Loan underwritten prior to being listed on and offered through our Platform. Along with the Application, the Developer must sign a Master Services Agreement, which obligates the Developer to supply truthful information to us in a timely fashion and outlines the process from Application intake to listing a Project on our Platform.

The Application generally requests the following information from the Developer:

- Background information about the Developer, including:
    - name and address;
    - business organization type;
    - jurisdiction and date of organization formation/number of years in business;
    - names, contact and background information of all company principals; and
    - whether the Developer has ever been foreclosed on or involved in litigation.

- Information about the Project, including:
    - legal address and a complete description of the property;
    - identity of any general contractors;
    - sources and uses, market data, blueprints, general contractor agreement, and project budget or Draw schedule;
    - description of any environmental risks related to the property (fire, soil erosion, etc.);
    - description of insurance held on the property;
    - description of any existing debt or encumbrances on the property;
    - amount of cash on hand to cover overruns; and
    - proof of insurance, title, studies, assessments.

- Details about the financing being requested, including:
    - type of Project (acquisition, acquisition/rehabilitation, new construction/development, refinance, etc.);
    - detail of existing capital in the Project, current revenue and primary source(s) of financing;
    - Loan amount and repayment terms requested;
    - a Valuation Report; and
    - projected start and completion dates and date funding is needed.

All information in the Application is collected via our Platform. The Developer electronically uploads copies of the documentation through our Platform. Our Loan Committee, currently comprised of our CEO, Mr. Brian Dally, its Executive Vice President, Legal and Regulatory, Mr. Nick Bhargava, its Director of Business Development, Mr. Jesse Dyer, and its Vice President of Customer Operations, Mr. Benjamin Armstrong (with input from a small group of real estate professionals who act as our outside advisors and local real estate attorneys), will review the Developer's Application to determine if the Developer qualifies for consideration based on the quality of the Project, the current investor demand on our Platform and applicable regulatory restrictions.

If the Developer's Application clears the preliminary review, our Loan Committee begins a more detailed assessment of the Application to set the terms of the Loan we will offer, which dictate the terms of the corresponding series of Participation Interests to be offered through our Platform (see "—Our Loans to Developers—Evaluation of Project Applications" below). The amount financed for each Project generally ranges from $15,000 to $500,000, at annual fixed interest rates that range, subject to applicable law, between 5% and 26%, and the term of the financing typically ranges from six months to five years. The terms of our Loans with the Developers are governed by the Loan Documents. See "—Our Loans to Developers—Our Loan Arrangements" for more information about terms of the Loans we enter into with Developers.

Once a significant number of Projects to be financed are identified, we will file an offering statement on Form 1-A with the SEC and NASAA identifying the corresponding series of Participation Interests to be qualified for offering under Regulation A. Once that offering statement is duly qualified, we will post on our Platform a Project Listing for each Project to commence offering the corresponding series of Participation Interests.

From time to time, we may engage third parties to assist with the identification of developers and/or real estate development projects that may be suitable for financing through out Platform. Any Loans that result from these arrangements will be negotiated on an arms'-length basis and will be subject to our standard diligence and underwriting procedures. We have not yet engaged any third parties to assist with the identification of developers and/or real estate development projects.

Information Made Available through the Loan Summaries and Project Listings

Loan Summaries. We prepare a Loan Summary and corresponding Project Listing that will be posted on our Platform for every Loan we intend to finance through the Platform. The information contained in the Loan Summary, when read together with this Offering Circular and the form of Participation Agreement at commencement of the offering of a particular series of Participation Interests, includes all of the information that we believe to be necessary in order for an investor to make an informed decision as to whether to invest in a particular series of Participation Interests.

We believe that, in order to make an informed investment decision with respect to a particular series of Participation Interests, an investor needs to have access to the Offering Circular and the information that is summarized in the Loan Summary for that particular Project. Our goal is to provide this information to investors through a simple and streamlined disclosure process. At the time the Offering commences, the Loan Summary for each series of Participation Interests that we offer to investors will include the information illustrated below. The graphic illustrations set forth in Boxes A–G below are for illustration purposes only. The data reflects a "sample" Project and **does not** reflect the terms of any actual Loan (or corresponding series of Participation Interests) that we are offering through our Platform.

Loan Overview (Box A). This information informs investors of the basic terms of the Loan as follows:

- the name and address of the Project, the name of the Developer (i.e., the borrowing entity) and any of its Principals;
- the purpose of the Loan (acquisition, renovation, new construction, etc.), the lien position of the Loan (first lien or second lien), and the total amount of the Loan (i.e., the Loan Principal);


Box A
LOAN SUMMARY | 104 E. HOLLAND ST. ATLANTA, GA 30310
GROUNDFLOOR
B
Rate
9.6%
Projected Term
12 months
Loan to Value
45.7%
Remaining Amount / Days
$80,000 / 30
Investors
0
BORROWER
NANCY DEARHAMMER
FIX 'N FLIP REAL ESTATE, LLC
ATLANTA GA
Purpose
Renovation
Loan Position
First Lien
Total Loan Amount
$80,000
Repayment Terms
Balloon payment - principal and interest returned on repayment / due at maturity.
INVEST NOW

- the final letter grade (A through G) resulting from our Grading Algorithm (described below), the fixed annual interest rate assigned to the Loan, the projected term to maturity, and repayment terms of the Loan.

The overview will also reflect the amount of the loan remaining to fund (initially reflected as the full Loan Principal), the number of days left in the offering period (initially reflected as 30 days) and the number of investors committed (initially reflected as 0) to purchase Participation Interests in the Loan. As discussed below, the information covering the status of the Offering will be updated from time to time on the corresponding Project Listing through our Platform. In addition, when viewed through the Project Listing, an investor can access hyperlinks (indicated by green text on the Loan Summaries) to access the following information through our Platform:

- the form of Participation Agreement that investors will agree to if they elect to invest in the Participation Interests corresponding Loan;
- a map of the location of the Project;
- photographs of the property, floor plans, architectural drawings and renderings; and
- the Developer's profile page on our Platform, which features information on Projects the Developer (or its Principals) has done with us, select data on real estate projects completed outside of our financing arrangements, brief biographies of the Principals and other background information.


Box B
GRADE FACTORS
The following factors determine in part how the loan was graded
Loan to Value Score
5.5 out of 10
Borrower Experience
5 out of 5
Quality of Valuation Report
2 out of 4
Borrower Commitment
part time / full time
Skin-in-the-Game
7 out of 11
Location
3 out of 8

Grading Factors (Box B). We use a graphic illustration to reflect how the Project scored on certain of the factors we take into account when determining the final letter grade through our Grading Algorithm. For example, if a specific factor is rated on an 8 point scale, and we determined the specific factor in question for a particular Project was rated at the 5th level, Box B will show a score of 5 out of 8 for that particular factor. We present this information so that investors can compare factors across Projects with similar grades and isolate and compare key factors that bear on our Grading Algorithm. Generally speaking, the higher the rating, the better the Loan scores.

Valuation Sources (Box C). We identify the projected value of the Project (typically reflecting the after repair value) and the type of Valuation Report received to support that determination. We may also provide two comparisons against current market value (both the Project property (the Zillow Zestimate™) and for comparable properties (the Zillow Comps)). We use this data from Zillow (to the extent is it available for a particular Project), along with other tools, to measure the accuracy of the Valuation Report we have received, but do not otherwise rely on this information in the course of our due diligence and underwriting process. See "—Our Loans to Developers—Due Diligence and Authentication" below.


Box C
VALUATION SOURCES
AS COMPLETE (ARV)
Certified Independent Appraisal
Broker's Price Opinion
Borrower Provided Appraisal
Borrower Provided Comps
$175,000
AS IS (CURRENT)
Zillow Zestimate™
$89,205
Zillow Comps
$94,600

Financial Overview (Box D). The financial overview presents a graphic illustration of the various financial components of the Project individually, and comparatively, as a whole.

First, the financial overview will reflect the valuation of the Project after completion of the proposed repairs, enhancements and construction, referred to as the "after repair value" or "ARV." We determine ARV for a Project exclusively from the Valuation Report. The financial overview will also illustrate the total amount of debt on the Project, including the Loan the Developer will receive from us (and its ranking), as well as any additional debt a Developer has on the property, such as a first lien loan (when our Loan is in a second lien position) or any second lien loans we may permit on the Project (which is not customary). The illustration in Box D reflects the scenario where our Loan (of $80,000) will be the only debt on the Project, which currently is the most common structure for our financing arrangements.


FINANCIAL OVERVIEW
Box D
After Repair Value (ARV)
$175,000
Total Project Costs
$124,000
Purchase Price
$44,000
$0
$51,000
GROUNDFLOOR
$80,000
$44,000
Skin-in-the-Game
First Lien Loan
Cushion
Purchase Date
7/24/2014
Loan to Value
45.7%
Loan to Total Project Cost
64.5%

Box D also reports the loan to value ratio, which is the total amount of debt on the Project (including the Loan from us and any additional debt on the Project) divided by the ARV (as determined by the Valuation Report). As discussed in more detail below (see "—Our Loans to Developers—Credit Risk and Valuation Assessment—Our Grading Algorithm"), the loan to value ratio is a significant factor in our Grading Algorithm.

The financial overview also reflects total project costs (i.e., the total capital contributed to the Project, including all amounts borrowed from us or third parties, plus the

Developer's "skin-in-the-game," which is the amount of the Developer's own money that is tied up in the Project after completion of our Loan), both in actual value (in terms of dollars) as well as relative to the total amount of debt on the Project (through the presentation of the ratio of loan to total project costs). Total project costs would also include any equity contributed to the Project by parties other than the Developer; however, we do not typically finance Projects with third party equity. The financial overview also reflects the magnitude of the cushion that is built into the Project. For these purposes, cushion means the difference between the total project cost and the ARV. More cushion means there is greater flexibility in the selling price of the property and thus less risk of default. The financial overview also reflects the purchase price of the property and the date the property was purchased. If the Loan will cover acquisition costs, the data will reflect projected purchase price and a purchase date that is to be determined. The financial overview would also reflect whether a portion of the proceeds from the Loan will be used as a general credit facility for the Developer's business. We present data related to total project cost, cushion and the purchase price to provide investors greater insight into the structure of the overall Project contemplated by the Loan we will finance; however, these items are not among the factors we consider as part of our Grading Algorithm.

The financial overview also reflects the Developer's "skin-in-the-game" (or how much of the Developer's own money that is tied up in the Project after funding the Loan) in terms of actual dollars contributed and the degree to which that commitment covers or extends beyond the original purchase price of the Project. For example, the illustration in Box D suggests that the Developer acquired a property (for $44,000 in July 2014) and is seeking an $80,000 Loan from us to renovate the property. Total project cost is equal to $124,000, which is projected to result in a Project with an ARV of $175,000. The graphics in Box D illustrate that the Developer intends to proceed without contributing any additional cash to complete the renovations and that the entire renovation is being carried by our Loan. The Developer could put more cash to work in addition to simply contributing the property itself, in which case the purchase price line in the illustration would be below the "skin-in-the-game" bar, indicating that some of the Developer's capital is going to work on this Project in addition to our Loan. As discussed in more detail below (see "—Our Loans to Developers—Credit Risk and Valuation Assessment—Our Grading Algorithm"), the amount of skin-in-the game in relation to the amount of debt on the Project is a factor impacting our Grading Algorithm.

Property Description (Box E). The Loan Summary also features a Property Description, showing the property on a map (which is a hyperlink on the Project Listing on the Platform), describing the facts of the property (type of structure, size, location, etc.) and briefly detailing the nature of the Project.


PROPERTY DESCRIPTION
Box E
SAMPLE MAP
Address: 104 E. HOLLAND ST. ATLANTA, GA 30310
This loan is for the renovation of a 3 bed, 2 bath 2400 square foot house in the Eastview neighborhood of Atlanta.
This house was originally constructed in 1938 and sits on a 9,250 square foot lot in Fulton County.
INVEST NOW
Click here to view the Participation Agreement

Miscellaneous Information (Box F). Each Loan Summary also identifies any investment risks specific to the Project and identifies any financing conditions that must be satisfied before the Loan will be funded (typically limited only to receipt of a clean title search; it being customary to obtain title insurance at closing of the Loan). The Loan Summary also includes information about fees we charge Developers, certain cautionary language and hyperlinks (which are active on the Project Listing) to this Offering Circular.


Box F
MISCELLANEOUS
PROJECT SPECIFIC RISK FACTORS
· The renovation is extensive, and therefore subject to delays and other unexpected issues.
· Please consult the Offering Circular for further discussion of general risk factors.
CLOSING CONDITIONS
· Loan is conditioned upon a clean title search and valid title insurance at the time of closing.
DEVELOPER FEES
Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

Upon commencement of the offering, the standard form of Participation Agreement applicable to all Offerings is attached to the Offering Circular. As noted above, the Project Listing will include a hyperlink to the form of Participation Agreement that investors will agree to if they elect to invest in the corresponding Participation Interests.

Project Listings. We post the Loan Summary to our Platform as a Project Listing to commence the offering of each series of Participation Interests. The Project Listing contains all of the information included in the corresponding Loan Summary outlined above as well as the hyperlinks to the Offering Circular, the Participation Agreement, a map of the location of the Project and the Developer's profile page on the Platform.

From time to time, we may also post photographs of the property, floor plans, architectural drawings and renderings on the Project Listing. We find that information of this nature may be of interest to visitors to our site, as it helps them to visualize and to distinguish different Projects. We do not provide this information to investors as part of the Offering Circular or the Loan Summaries because we do not consider it material to a decision to invest in Participation Interests. We consider the background of the Developer in connection with our assessment of the credit profile of a particular Developer, but, at the point an investor is considering investing in a Participation Interest for a Project, that information has made its way through our Grading Algorithm, is reflected in the final letter grade assigned to the Project and is included as part of the grading factors. Photographs, floor plans, architectural drawings and renderings are not required as part of our diligence process and are not material to our decision to fund a Loan. Often, such items are not available at the time of a funding decision and may only be provided prior to closing on a Loan. This information is made available to investors from time to time on the Project Listing for informational purposes only. In fact, an investor can obtain much of this additional information (e.g., maps, photographs of property, background information on Developers, etc.) independently through a simple internet search of the address of the property or the name of the Developer and its Principal(s).

As the offering of a particular series of Participation Interests progresses, we will update the Project Listing to track the number of investors who have committed to purchase Participation Interests to fund the Loan, the amount left to fund the Loan completely and the number of days left in the Offering Period for the specific Project (including any extension). We will also update the Project Listing to reflect the satisfaction of any of the closing conditions and to notify investors of the commencement of the Withdrawal Period and if this Offering Circular is suspended or the offering of a particular series of Participation Interests is terminated. See "—Project Funding and Payment of Investor Returns—Purchase of Participation Interests" below.

Materials Not Provided to Investors. As discussed in more detail below, when making a determination as to whether to underwrite a particular Loan, we consider the information provided to us by the Developer with its Application, such as appraisals or valuation property comparables, zoning applications, permits, environmental studies, proof of insurance, project assessment reports, budget/Draw schedule and material agreements with any general contractors or subcontractors. In the course of our diligence, we may also collect additional information, such as an independently commissioned appraisal or broker's price opinion, automated valuation models, business assurance reports, credit score reports, etc., which we use to assess the Project and proposed Loan and to verify the information provided to us by the Developer. Since all of the Loans offered for financing through our Platform satisfy our basic qualifications and financing requirements, we do not provide investors access to all of the materials we consider in our underwriting and due diligence process. We believe providing access to all of the information we review would prove overwhelming and confusing to investors. For example, we may receive financial statements and/or tax returns from a Developer in connection with the Application and underwriting process. Because most entities we make Loans to are set up exclusively to pursue one or a small number of projects, we do not believe this financial and tax information provides an accurate or complete picture of the financial condition of the Developer, its Principals or any affiliated entities, such as subsidiaries, parents, or sister companies. As a result, we generally do not make this information available to investors. We will not disclose the personal contact information, personal financial information or credit score of any Developer (or of its Principals) or any other information that may be protected by privacy laws.

Loan Comparison Tool (Box G). We make a Loan Comparison Tool available to investors through our Platform. The Loan Comparison Tool allows investors to easily compare Projects offered through the Platform side by side, relative to multiple data points. To activate the tool, an investor selects the Projects they want to compare from the general landing page that identifies the Projects we are currently offering for investment. Then, the investor clicks the Loan Comparison Tool button. A modal then appears that pulls key data about the selected Projects from their corresponding Loan Summaries/Project Listings and presents that information in a tabular format (as represented in Box G).


Box G
COMPARE LOANS
GROUND
101 SESAME DR. NE
ATLANTA, GA 30310
5 VETROS RD.
ATLANTA, GA 30310
LOAN SUMMARY
GRADE FACTORS
VALUATION SOURCE
GROUNDFLOOR

Investor Accounts

To begin investing on our Platform, a prospective investor must register on our Platform and creating an account with us. Individuals must be at least 18 years of age and a U.S. resident. When registering, the investor must agree to our platform Privacy Policy and Terms of Service, including consent to receipt of disclosures electronically. To create an account, an individual must provide his or her name, address, and email address. An entity must provide the name of the entity, its address, and the name and email address of a contact person. Visitors must create a funding account and link their bank account information before any investments can made. Before tax forms can be prepared, investors must input their social security number or taxpayer identification number.

Before investor may purchase one or more series of Participation Interests on our Platform, the investor must consent to any applicable tax withholding statement and must agree to our rules, limitations, processes and procedures for originating, servicing and collecting Loans and for purchasing Participation Interests through our Platform. These provisions are collectively contained in the Investor Agreement and the terms and conditions attached thereto (the "Terms and Conditions"), the terms of service (the "Terms of Service") on our Platform and the privacy policy (the "Privacy Policy") on our Platform, which each investor affirms to have read before purchasing any Participation Interests. Each purchaser must also agree to the terms of the Participation Agreement corresponding to the particular Loan and the Participation Interests they are purchasing. (We refer to the Investor Agreement, including its Terms and Conditions, the Terms of Service, Privacy Statement and any Participation Agreement you may enter into as the "Investment Documents.") In addition, prior to purchasing Participation Interests, an investor must represent that he/she/it resides in a state where the Participation Interests are registered or qualified, satisfies applicable investor suitability requirements, and has read the entire Offering Circular, particularly the discussion of the risks associated with the investment in the securities covered by this Offering Circular discussed under the "Risk Factors" section.

Funding Accounts

Investors will be required to set up an account maintained on our Platform (a "funding account"). This funding account is a non-interest bearing demand deposit pooled account established at Wells Fargo "for the benefit of" Groundfloor Investors (the "Investor FBO Account"). While investor funds are comingled with funds from other investors, the funds from each investor are separately accounted for on our ledger. None of our corporate funds are ever held or commingled with the assets of investors in the Investor FBO Account. All investors are individually insured by the FDIC for funds held in funding accounts. There are no restrictions on funds held in the funding account, and we disclaim any economic interest in such funds.

Investors must transfer funds from their bank accounts via ACH transfer into their funding accounts in order to make investments through our Platform. (See "—Project Funding and Payment of Investor Returns—Purchase of Participation Interests" below.) The funding account holds funds supporting an investor's commitments toward the purchase of Participation Interests and all payments with respect to the Participation Interests payable to the investor are deposited in the funding account. An investor must transfer funds held in its funding account to its own bank account to utilize the funds in any way other than investment in Participation Interests. An investor may transfer funds out of its funding account at any time, provided that such funds are not irrevocably committed to the purchase of Participation Interests. Investors may withdraw non-binding purchase orders at any time before the expiration of the Withdrawal Period by accessing their "Investor Dashboard" and making such request via email to us. Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in the investor's funding account within 48 hours. Investors may withdraw uncommitted funds by accessing their "Investor Dashboard" on our Platform and selecting the option to move uncommitted funds held in the funding account back to their personal bank account. This transfer typically takes three to five business days to complete.

Investors place funds in their funding account by first authorizing an electronic transfer using the ACH network from the investor's designated and verified bank account (or other means that may be permitted by the Funds Transfer Agent (as defined below)) to their funding account. Currently, we have contracted with Balanced Inc. to be the funds transfer intermediary among investors, our Platform and accounts controlled by us (the "Funds Transfer Agent"). We may change the identity of our Funds Transfer Agent at any time. (See also "—Project Funding and Payment of Investor Returns—Purchase of Participation Interests—Funding Investor Accounts.")

Once authorized to do so, the Funds Transfer Agent transfers funds to be deposited into funding accounts to the Investor FBO Account maintained at Wells Fargo. Investors have no direct relationship with Wells Fargo in connection with the Investor FBO Account. We are the owner of the Investor FBO Account. However, we disclaim any economic interest in the assets in the Investor FBO Account and also provide that each investor disclaims any right, title or interest in the assets of any other investor in the Investor FBO Account. As stated above, none of our corporate funds are ever held or commingled with the assets of investors in the Investor FBO Account. The Investor FBO Account is FDIC-insured on a "pass through" basis to the individual investors, subject to applicable limits. This means that each investor's balance is protected by FDIC insurance up to the limits established by the FDIC. Other funds that the investor has on deposit with Wells Fargo, for example, may count against any applicable FDIC insurance limits.

Funds of an investor stay in the Investor FBO Account indefinitely unless the investor takes steps to transfer non-irrevocably committed funds out of its funding account. Such funds may include:

- funds in the investor's sub-account never committed to purchase Participation Interests;
- funds committed to the purchase of Participation Interests for which the underlying financing has not closed; or
- payments received from us related to Participation Interests previously purchased.

An investor must transfer funds held in its funding account to its own bank account to utilize the funds in any way other than investment in Participation Interests. Upon request, we will cause the Funds Transfer Agent to transfer funds in the Investor FBO Account to an investor's verified bank account by ACH transfer, provided that such funds are not irrevocably committed to the purchase of Participation Interests. (See "—Project Funding and Payment of Investor Returns—Purchase of Participation Interests.")

Through our Platform, we have made available an "Investor Dashboard" which allows each investor to view its cash positions in the Investor FBO Account, to track and report funds committed to purchase Participation Interests, as well as payments received from Developers, and to withdraw non-binding purchase orders (prior to expiration of the applicable Withdrawal Period) or uncommitted funds from its funding account. These website features are effectively virtual sub-accounts. These recordkeeping sub-accounts are purely administrative and reflect balances and transactions concerning the funds in the Investor FBO Account.

Account Servicing

We handle payments to and from the Developer and payments on Participation Interests to our investors. Heavy transaction volume into and out of the various accounts we maintain could increase the risk of bookkeeping and recordkeeping errors. Because payments flow through our various financial intermediaries (such as the Funds Transfer Agent and Wells Fargo), there is an auditable trail of money movement, and, in the case of a bookkeeping error, we believe we will be able to recreate transaction histories in order to correct the error. We maintain a sub-ledger with respect to each of our accounts that records all movements of funds into and out of each account, which we periodically reconcile with our own bank transaction history, as well as records on our Platform. We perform nightly backups of our entire system, including Balanced transaction records and FBO account records.

Our Loans to Developers

Evaluation of Project Applications

We do not guarantee that financing will be made available to Developers who apply for Loans through our Platform. Obtaining a "Quick Rate Quote" does not obligate us to proceed further with any Developer. We may decline an Application and refuse to finance a particular Project in our sole discretion and for any or no reason. Our diligence and underwriting process is similar to what a bank might undertake in determining whether to provide a home equity loan—first we undertake a preliminary assessment of an Application to determine whether or not it satisfies our basic qualifications and financing requirements. See "—Preliminary Assessment" below. Then we conduct additional analysis on those Applications that meet our basic qualifications and financing requirements using our proprietary Grading Algorithm to determine the minimum pricing terms (interest rate, maturity, repayment schedule, etc.) that we will accept. See "—Credit Risk and Valuation Assessment—Our Grading Algorithm" below.

Preliminary Assessment

Designed to identify those Projects that meet our basic qualifications and financing requirements, our preliminary assessment involves a general review of the information and materials received with the Application as well as supplemental materials we may obtain in the course of our diligence.

We impose automatic disqualification criteria on all Projects. Currently, potential Projects are automatically disqualified from financing through our Platform if:

- the Project is owner occupied (we do not finance owner-occupied residential projects, nor do we make Loans for any personal, family, or household purpose. All loans are commercial in nature);
- the Developer (or its Principals) has filed for bankruptcy within the past 12 months;
- the Developer or borrower is not a U.S. domiciled entity, organized in one of the 50 states;
- the Principals of the Developer are not domiciled and resident in the U.S.;
- the Principals of the Developer are younger than 18 years of age;
- the proposed loan term is longer than five years; or

- the property is currently in foreclosure or subject to a foreclosure proceeding.

In addition, we consider the background of the Developer when making our preliminary assessment of Applications. Lower-risk Developers (and their Principals) do not have any criminal convictions and will not have been the subject of a court proceeding relating to their development business. As previously noted, we will not finance a Loan if a Developer (or its Principals) has filed for bankruptcy within the past 12 months. We also look for "clean" business assurance reports, as provided by major business assurance vendors (such as Lexis or CDI Credit), which means the report indicates neither the Developer nor its Principals have any tax liens, judgments, or other encumbrances and have not been party to any adverse litigation. We will consider financing first-time developers or developers doing new types of projects, provided that the loan terms reflect the increased risks associated therewith.

The Developer's repayment strategy may also impact our decision to finance a particular Loan. More appealing Projects have clear exit or stabilization plans. If a Developer expects to repay its Loan Payments through stabilization, it will need to have pre-sales or rental agreements in place or in process at financing. If a Developer expects to sell the property, it will need to have a credible marketing plan in place at financing or a purchaser already committed. We may review the terms of material agreements with contractors or suppliers and assess the Developer's construction plans or budget/Draw schedule. More favorable Projects have a clearly articulated construction plan and budget, with sufficient cash budgeted for cost overruns and delays. Costs will reflect local market conditions, and holdbacks will be used. We may review permits and consider zoning or restrictive use issues. Projects that do not require rezoning and are not subject to negative covenants or other restrictions may be viewed more favorably. In Projects where rezoning is required, we may make rezoning a condition to receive additional Draws from the Loan after advancing sufficient Loan Proceeds to begin the rezoning process. We may also consider environmental issues. More appealing Projects do not involve environmentally contaminated or environmentally sensitive lands. To the extent an environmental engineering report is required because of known local environmental issues, the Developer will have already completed such report and will have it available for our review during our underwriting and due diligence. In areas that are prone to natural disasters (such as hurricanes), we may require the Developer to submit insurance and marketability assessments prior to approving the Project for funding.

In addition, we may decline to proceed with financing if a Project is of the type which we believe will not generate sufficient investor interest. Similarly, we may decide not to proceed with financing a Project if we do not believe there is sufficient market liquidity to fund the Project. Our Platform seeks to achieve a balance between the supply of capital and the demand for capital. Our Platform has excess supply when there are more investors seeking investment opportunities from Developers than there are Developers seeking financing for Projects. In this case, we will increase efforts to acquire more Developers for our Platform. Our Platform has excess demand when there are more Developers seeking capital than there are investors interested in making commitment. In this case we will reduce the number of Projects we put on our Platform until balance is achieved. We will also take into consideration whether there are state or federal regulatory issues that impact our ability to pursue financing a particular Project. For instance, some projects may benefit from being offered in certain jurisdictions. If we do not have the authority to offer in those jurisdictions in a timely fashion, we will not undertake to fund those Projects. Furthermore, we may not obtain regulatory approval in some jurisdictions in time to meet the needs of some Developers and will therefore not be able to fund those Projects.

Due Diligence and Authentication

We use commercially reasonable efforts to verify or authenticate certain information provided to us and representations made by Developers. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. For every Loan we underwrite, we obtain a completed Application and a signed Master Services Agreement from the Developer and review the materials provided to us by the Developer. We use various data vendors such as Zillow, Trulia, Lexis, CDI Credit, Dun & Bradstreet, etc., and access public records to verify the representations made by the Developer (and its Principals) and the actual property details. We conduct credit, criminal background, bankruptcy and legal judgment searches on the Developer and its Principals. For instance, we will obtain business assurance reports to ensure that neither the Developer nor its Principals have any tax liens, judgments, or other encumbrances and have not been party to any adverse litigation. We check state and local records to verify how long the Developer has been in business and whether the business entity is in good standing and to determine if the Developer is actually in possession of the property and whether the property has been encumbered in any way. We also may obtain proof of insurance and marketability assessments from the Developer when environmental concerns arise.

Prior to closing, we review a budget/Draw schedule (unless the Loan is for $50,000 or less or the entire amount is used for acquisition of a property) and, at or in connection with closing, we obtain evidence of a satisfactory title search and corresponding title insurance on the property covered by the Loans. If we are underwriting a second lien Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Decisions as to whether additional information may be sought are made by the Loan Committee.

In the course of our diligence and underwriting process, we always review a report supporting the valuation of the Project (the "Valuation Report"). In the case of a Loan to finance acquisition and/or reconstruction (which is a majority of our Loans), the Valuation Report will reflect the ARV of the Project. The Valuation Report will reflect the land valuation if the Loan is to finance ground-up construction. For Loans under $250,000, we give Developers the flexibility to choose the type of Valuation Report they want us to use in our underwriting process. We may commission an independent certified appraisal or a broker's price opinion on the Project or the Developer may provide us with an appraisal that was previously prepared for it or with a collection of comparable property listings (or "comps"); however, we will always commission a certified independent appraisal for Loans of $250,000 or more.

As discussed in more detail below, the valuation of the Project weighs heavily in our Grading Algorithm and the determination of the final letter grade (and thus the minimum interest rate) assigned to a particular Loan. As such, our Loan Committee carefully vets each Valuation Report we receive. For instance, we subject Valuation Reports that have not been prepared by independent third parties for use by us specifically in connection with our Loan underwriting process (such as borrower provided comps or a borrower provided appraisal) to heightened scrutiny. We utilize online valuation tools called automated valuation models (or "AVMs"), which are typically used by banks and other lending institutions in the course of their underwriting procedures, as well as valuation data that may be available for a particular Project through Zillow, such as Zillow Zestimate™ and Zillow Comps, to help us assess the reliability of the data presented by those less reliable Valuation Reports. Our Loan Committee may refuse to accept a Valuation Report that it finds unsatisfactory, inaccurate or unreliable, in which case, we will not consider financing the related Loan until the deficiencies are remedied or a new Valuation Report is provided to us.

When undertaking our diligence, we strive to source data from the most reputable and reliable vendors and resources, however, this data may not always be accurate or dependable. For example, Zillow and Trulia obtain their estimated property valuation through statistical analysis of historical data and current market information. There may be errors in the underlying data used in the calculation of these estimates, which could compromise the reported property valuation. Further, the reliability of the data contained in the Valuation Reports and sources we use to measure those reports depends, in part, on the methods used to collect the data, the expertise of the third party that prepared the report, as well as the appropriateness of the valuation approaches and underlying assumptions that have been used to reach the conclusions presented. Although the Valuation Reports we receive typically are prepared by real estate professionals who are familiar with the market area of the subject Project, they may not reflect the actual value of a particular project. Only market forces will dictate the ultimate value of any real property. Although we use various valuation resources (such as AVMs and data prepared by Zillow) to provide a backstop comparison to less reliable Valuation Reports as part of our due diligence process, these typically report the *market value*, as opposed to the *ARV* typically captured by a Valuation Report, so do not offer a direct comparison. The Valuation Reports and any AVMs we may obtain are generally prepared solely for our use in connection with our Loan underwriting process, so we do not provide them to investors. We do provide investors with information about the market valuations we have collected from Zillow, to the extent it is available for a particular Project. We play no role in the preparation of any valuation resources or any other materials provided by the Developer that may be referenced in a Project Listing, and, while we view the data contained in a Valuation Report, AVM or other valuation resource as helpful, we do not use these materials as the sole basis for a funding decision.

Other than as discussed above, we do not independently verify the information provided by Developers during the Application process, and it may be inaccurate or incomplete. If information provided by Developers turns out to be false or misleading, you may lose part or all of the purchase price you pay for a Participation Interest. In general, information available on our Platform with respect to the Participation Interests being offered hereby is subject to Rule 10b-5 of the Exchange Act and to the liability provisions of the Securities Act. In this document, we advise potential investors as to the limitations on the reliability of this information and caution that an investor's recourse in the event this information is false may be limited. Consequently, an investor should base (and will represent to us that they have based) its decision to purchase the Participation Interests solely on its own evaluation and investigation of the Project and of the Developer, without any representation whatsoever by us.

Credit Risk and Valuation Assessment—Our Grading Algorithm

Once the Loan Committee identifies the Projects that meet our basic qualifications and financing requirements, the Loan Committee undertakes an assessment of each Project and the proposed terms of the underlying Loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that we will accept.

We use our proprietary Grading Algorithm to assign one of seven letter grades, from A to G, to each Project. The letter grade generally reflects the overall risk of the Loan. In general:


A
B
C
D
E
F
G
Less
Risk
More
Lower expected returns
Lower expected loan losses
Lower interest payments
Higher expected returns
Higher expected loan losses
Higher interest payments

Each letter grade corresponds to the minimum fixed interest rate we will offer to a Developer, subject to applicable law, with respect to a particular Project and the corresponding Loan. At this time, the standard annual fixed interest rates for each letter grade are as follows:


A
6.0%
B
9.2%
C
13.0%
D
15.6%
E
19.0%
F
23.4%
G
25.8%

The interest rates for a given letter grade represent the floor, or minimum amount, we will offer to a Developer with respect to a particular Loan, subject to applicable law. If permitted by law, we may agree with a Developer to increase the actual interest rate that will be paid for a particular Loan to make it more marketable and to help ensure that the Project receives funding. Under no circumstances will we decrease the interest rate charged for a Loan with a given letter grade unless otherwise required to do so by law. If a decrease is required by law, we may elect not to fund the Loan. If we do elect to proceed with the Loan at a lower interest rate, we will notify potential investors that the interest rate is lower than would typically be the case for a Loan of that quality.

The Grading Algorithm. Our Grading Algorithm, which was developed by our management team in consultation with outside advisors with respect to the general type of residential real estate projects we finance, involves application of a two-step proprietary mathematical formula. Generally, we assign a scale to each factor. The higher a Project rates with respect to a particular factor, the better the Loan scores. The higher the score, the lower the interest rate we will offer on the Loan.

Representing a quantifiable assessment of the risk profile of a given Project, the Grading Algorithm helps us compare the relative risks of certain quantifiable characteristics across properties. We use the Grading Algorithm to determine a proposed base-line interest rate which reflects the given risk profile of a Project when it is underwritten. The lower the risk profile, the lower the interest rate we will agree to with respect to a particular Loan.

The Grading Algorithm factors in the following indicators that take into account (i) the valuation and strength of a particular Project and (ii) the risk profile of the Developer:

Valuation and Strength of Project	Risk Profile of Developer
• the loan to value ratio of the Loan, • the quality of the Valuation Report provided to us (supporting the determination of the loan to value ratio), • the nature of the security interest (first lien or second lien) we obtain for the Loan, and • the location of the Project.	• the Developer's experience, • the Developer's commitment, • the amount of "skin-in-the-game" the Developer has committed to the Project, and • the quality of the Developer's credit (or that of its Principals).

For these purposes "loan to value ratio" means the total amount of debt on the Project divided by the AVR. For instance, the loan to value ratio for a $100,000 loan would be 10% for a property with a $1 million AVR but it would be 50% for a $500,000 AVR.

Determination of Raw Score. First, we use a proprietary mathematical formula to rank the Projects on a scale of 0-100, resulting in a raw score for each Loan we propose to finance. We calculate the raw score utilizing a weighted scale that takes into account, to varying degrees, the factors that impact the Risk Profile of the Developer as well as the quality of the Valuation Report and the location of the Project.

Experience – Lower-risk Developers will have significant experience in real estate development (in terms of years and number of projects developed) and will have successfully undertaken projects of the type under consideration. Good credit candidates will usually have successfully completed at least three real estate development projects. We rate each Project on a five-point scale, based on the Developer's total years of experience, giving credit only for those years in which the Developer (or its Principals) has had at least one documented active real estate project. For example, if a Principal claims to have been involved with the real estate industry for three years, but can only document having active projects in two of those years, we will only credit the Developer with two years of experience for purposes of our Grading Algorithm. Noting that some individuals move into real estate development after undertaking other relevant activities in the real estate industry, we give credit for the following activities: licensed real estate brokers will be credited with one year of experience for each year they have sold at least three properties; and general contractors and trades will be credited with one year of experience for each year they have undertaken two or more substantially similar projects. The higher the score, the more points added towards the Project's raw score. The scores for experience are assigned as follows:

Years of Experience	Score
> 8	5
5-8	4
2-5	3
1-2	2
0-1	1

Commitment – Developers who are in the real estate development business on a full-time basis are also considered to be lower-risk candidates. As such, we assign more points to those Projects where the Principals are working full-time, rather than pursing real estate development on a part-time basis.

"Skin-in-the Game" – Developers who have a significant amount of their own money tied up in a Project, especially relative to the amount they are borrowing, are less likely to default. Thus, the more skin-in-the-game a Developer has in a Project relative to the amount they are borrowing, the lower the risk of the Project. We assess a Developer's skin-in-the-game on an 11-point scale. The higher the ratio of the Developer's skin-in-the-game to the total amount of debt on the Project, the higher the score and thus more points earned towards the raw score.

Developer Credit Quality – We rate each Loan based on the FICO credit score of the Principals. We believe the FICO credit score acts as a proxy for a borrower's ability to service debt. Lower-risk Developers have good credit ratings (typically a FICO credit score above 700) from established credit rating agencies. The higher the FICO credit score, the more points towards the raw score. The minimum credit rating we typically will accept is a FICO credit score of 500. We will only make exceptions if there are significant mitigating circumstances that greatly reduce the risk profile of an individual Project. For instance, a first lien Project with a loan to value ratio of less than 30%, backed by an independent appraisal would sufficiently mitigate a poor FICO score. We may receive multiple credit scores when there is more than one Principal involved with a Developer. We will always use the lowest FICO credit score to rate any given Loan. We do not disclose any information about the FICO credit scores we collect in the course of our underwriting procedures due to privacy concerns.

Location – The location of a Project can impact valuation. For residential properties, lower-risk Projects will be in zip codes representing strong real estate markets. We have adopted a proprietary formula for assessing the residential real estate market in a particular zip code. We use Zillow's Home Value Index as a key metric. By obtaining the Home Value Index for a given zip code, we can compare that zip code to the average home value for the state in which that zip code is located. Zip code home values that are above the state's average home value represent stronger real estate markets and therefore less risk. We have assigned property locations to an eight-point scale, based on whether or not a given zip code's Home Value Index is above or below the state's average home value. We assign points based on the location of a particular Project based on this general formula, with higher scores being awarded for zip codes that are above a state's average value, and fewer points for zip codes that are below. Currently, we divide locations into the following eight categories (highest to lowest score):

Location – Score (with description)
Very High Value – 8 (The Home Value Index for this zip code is significantly higher than the average home value for the state.)
High Value – 7 (The Home Value Index for this zip code is much higher than the average home value for the state.)
Above Average Value – 6 (The Home Value Index for this zip code is higher than the average home value for the state. This is generally a more desirable location.)
Average Value – 5 (The Home Value Index for this zip code is similar to or slightly above the average home value for the state. This is the typical home for the state.)
Below Average Value – 4 (The Home Value Index for this zip code is slightly below the average home value for the state.)
Low Value – 3 (The Home Value Index for this zip code is below the average home value for the state.)
Very Low Value – 2 (The Home Value Index for this zip code is much lower than the average home value for the state.)
Lowest Value – 1 (The Home Value Index for this zip code is significantly lower than the average home value for the state.)

Zillow's Home Value Index is based on a combination of factors, including sales data. However, as with any third-party data source, there may be inherent problems with Zillow's methodology or data set that could cause our related assessment to be inaccurate.

Quality of Valuation Report – As discussed in more detail below, the loan to value ratio represents a significant factor in determining the final letter grade for each Loan. We obtain Valuation Reports with respect to each Project which we use to determine the loan to value ratio; however, not all

Valuation Reports are of the same quality or reliability. The reliability of the data contained in those reports depends, in part, on the methods used to collect the data, the expertise of the third party that prepared the report, as well as the appropriateness of the valuation approaches and underlying assumptions that have been used to reach the conclusions presented. For instance, an independent certified appraisal is a report that is prepared by a certified appraiser, who is subject to various professional standards. The appraiser's report has set criteria, and the appraiser will look at specific property characteristics to determine a valuation, adjusted for local market conditions, etc. Compare this with a Broker's Price Opinion ("BPO"), which is a report, with no fixed criteria, but which generally assesses a property's value by comparing it against several similar properties in the same market. The BPO may be further adjusted by a documented walkthrough of the property. This report is prepared by a licensed realtor in the same jurisdiction as the property, but is generally considered to be less accurate than a report from a certified appraiser. Still, a BPO is generally a more accurate assessment of a property's value than any property comparisons because the realtor preparing the report usually has local market expertise and, if not directly familiar with the property in question, is usually familiar with the comparable properties used in the BPO (for example, the realtor may have listed, bought, or sold one of the comparable properties) comparing two types of reports.

We assess the quality of Valuation Reports on a four-point scale as follows:

Type of Report – Score (with description)	**Characteristics**
Independent Certified Appraisal – 4 (This is an independent appraisal that is prepared by a certified appraiser. It is exclusively commissioned to evaluate the Project associated with the specific Loan Application. It is recently prepared (within one month) and is delivered directly to us by the appraiser.)	Highest quality. Most expensive and time consuming to prepare. Prepared by a licensed or certified appraiser.
Broker's Price Opinion – 3 (A BPO is a report that is prepared by a licensed realtor. The realtor generally compares the property to several similar properties in the local market and may make further adjustments based on a site visit or walkthrough. It is exclusively commissioned to evaluate the Project associated with the specific Loan Application. It is recently prepared (within two months) and is typically delivered directly to us by the realtor.)	Good quality. Cheaper and faster to prepare. Prepared by a licensed realtor with local market knowledge.
Borrower Provided Appraisal – 2 (This is an appraisal that the Developer has commissioned on the property at some point in the past and has on hand. While the appraiser is still subject to the customary professional standards, the appraisal is not commissioned for purposes of our Loan and it may not be as recent, thus the valuation will be less current, and there may be greater risk that changes in the market could negatively impact the valuation.)	Good quality. Previously prepared. Prepared by a licensed or certified appraiser, but not commissioned by us.

Type of Report – Score (with description)	**Characteristics**
Borrower Provided Comps – 1 (This is a collection of comparable property listings gathered and prepared by the Developer. The listing may be from a listing service website or they may be from a book of listing from various real estate agencies.)	Lowest quality. No cost, easily prepared. Data collected by Developer. Highest Risk.

Rather than requiring Developers to always provide us with an independent certified appraisal, which is the highest quality but most expensive and time consuming report to prepare, we account for the quality of the Valuation Report being provided for each Loan through the Grading Algorithm by assigning scores (and thus more points towards the raw score) to the higher quality, more dependable Valuation Reports.

Rating Adjustments and Letter Grade. Once we have determined the raw score for a particular Loan, we conduct a rating adjustment based on the loan to value ratio and the quality of the security interest we will obtain in connection with the Loan to determine its final letter grade. This adjustment yields a letter grade, which reflects our assessment of the overall risk of the loan.

A Project's loan to value ratio represents a significant factor in determining the final letter grade set through our Grading Algorithm. Lower-risk Projects will have a higher valuation (based on the Valuation Report provided to us by the Developer) than the amount of total debt on the Project. For low risk first lien Projects, the Developer's loan to value ratio will be more than 50%. Higher-risk first lien Projects have a loan to value ratio in excess of 70%. If we hold a junior lien, we will not finance properties where the total debt exceeds the reported value of the property.

We use a 10-point inverted scale to score loan to value ratio. A higher score means lower risk. Every Loan starts with 10 points and points are subtracted as the loan to value ratio increases. For example, a Loan with a 40% loan to value ratio will have 4 points subtracted and will be scored a 6. The following table sets forth the rating adjustments we will impose on the raw score, based on the loan to value score of loans that are secured by a first lien:

Rating Adjustments on First Lien Loans

	Loan to Value Score (corresponding loan to value ratio)									
Raw Score	***10*** (10%)	***9*** (20%)	***8*** (30%)	***7*** (40%)	***6*** (50%)	***5*** (60%)	***4*** (70%)	***3*** (80%)	***2*** (90%)	***1*** (100%)
90-100	A	A	A	A	A	A	B	C	C	C
80-89	A	A	A	A	B	B	C	D	D	D
70-79	A	A	A	B	C	C	D	E	E	E
60-69	A	B	B	C	D	D	E	F	F	F
50-59	B	C	C	D	E	E	F	G	G	G
40-49	C	D	D	E	F	F	G	-	-	-
>40	D	E	E	F	G	G	-	-	-	-

The following table sets forth the rating adjustments we will impose on the raw score, based on the loan to value score of loans that are secured by a second lien:

Rating Adjustments on Second Lien Loans										
	Loan to Value Score (corresponding loan to value ratio)									
	10	***9***	***8***	*7*	***6***	*5*	***4***	*3*	*2*	***1***
Raw Score	(10%)	(20%)	(30%)	(40%)	(50%)	(60%)	(70%)	(80%)	(90%)	(100%)
90-100	A	A	A	B	B	C	D	E	-	-
80-89	A	B	B	C	C	D	E	F	-	-
70-79	B	C	C	D	D	E	F	G	-	-
60-69	C	D	D	E	E	F	G	-	-	-
50-59	D	E	E	F	F	G	-	-	-	-
40-49	E	F	F	G	G	-	-	-	-	-
>40	F	G	G	-	-	-	-	-	-	-

The smaller the loan to value ratio, the higher the score. Higher grades are awarded for higher scores. The rating adjustment can have a negative or positive impact on the raw score. For instance, when the loan to value ratio is significantly high, this means that a larger portion of the value of the property is being leveraged and there is less cushion between the amount borrowed and the projected value of the Project. The smaller cushion leads to greater risk of default. As a result, the loan to value score will be low and raw score will be adjusted downward. With the same concept in mind, when the loan to value ratio is significantly low, a small portion of the property is being leveraged and there is a larger cushion between the amount borrowed and the projected value. In this circumstance, we may increase the final letter grade, despite the Project initially receiving a lower raw score. This reflects lower risk in the case of default because the underlying property value is substantially larger than the credit exposure. In some instances, the loan to value ratio may be so significant that we will not fund the Loan under any circumstances (which is indicated by the dash (-) in the tables above).

We have certain maximum loan to value ratios for certain Project types beyond which we will not accept. For all second lien loans, Loan Principal will not exceed 80% of the valuation. For rehabilitation of an existing structure, loan to value will not exceed 85%. For Loans which are used for the combined acquisition and rehabilitation of an existing structure, loan to value will not exceed 85%. For Loans on ground up, or new construction, loan to value will not exceed 100% of the value of the underlying land. In addition to the above, we intend to comply with all real estate statutes and regulations with respect to loan-to-property value ratios, including the loan to value ratios set forth in California Business and Professions Code section 10232.3, if applicable.

Presentation of Information in Loan Summaries. Due to the proprietary nature of the Grading Algorithm, we do not disclose to investors how we weigh the different factors when determining the raw score. However, to help investors assess the underlying data that leads to our underwriting decisions, we identify on the Loan Summary (and the corresponding Project Listing on our Platform) how each Loan scored relative to these factors. An investor can also compare the grading factors across multiple Loans using the Loan Comparison Tool. See "—Information Made Available through the Loan Summaries and Project Listings."

Our Loan Arrangements

The terms of our Loans with the Developers are governed by the Loan Documents, including the Loan Agreement, a promissory note, certain mortgage instruments (including a deed of trust or similar security document) and other documents or instruments evidencing or securing the Loan. The exact documentation necessary to complete the Loan may vary on a case by case basis. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. However, our form Loan Agreement and corresponding promissory note is based on standard industry agreements.

Through the Loan Agreement, the Developer makes representations and warranties to us as to the accuracy of any information provided to us in the course of applying for and receiving funding from the Company. We use commercially reasonable efforts to verify or authenticate such representations and warranties made by the Developer. See "—Our Loans to Developers—Due Diligence and Authentication."

The Loan Agreement structures the terms of the Loan, including the interest rate, the maturity date, the frequency of interest payments, and the budget and/or Draw schedule. These terms are reflected in the corresponding promissory note. When a Loan is subject to a Draw schedule (which is typically the case, but always used for Loans in excess of $50,000 unless the entire amount is used for acquisition of a property), the funds of the Loan stay in the Developer FBO Account, which is an account maintained at Wells Fargo titled in our name "for the benefit of" Groundfloor Developers. The Developer must submit requests for Draws by providing proof that certain agreed-upon requirements have been met. For example, if a Loan requires a Draw schedule, the Developer will submit a Draw request on a prescribed form to receive Loan funds. The request will contain a list of work that has been done, the amounts owed for such work, and to whom payment is owed for such work. At our election, we may require proof that the work has been done in the form of an invoice for the work to be submitted. We may additionally require picture and/or video evidence. If we are satisfied with the Draw request and any evidence submitted (invoice, pictures, etc.), we will remit payment either to the Developer or directly to the trades or vendors who are owed payment. Our preference is to pay trades and vendors directly where Draws are used, but our ability to do so is determined by the willingness of the trades or vendors to be directly paid by us. If the trade or vendor expects to be paid in cash, we will instead remit payment to the Developer, and the Developer will settle the invoice.

The Loan Agreement contains standard terms and conditions regarding default, bankruptcy, and other non-payment contingencies. A deed of trust, or similar instrument, is signed by the Developer in conjunction with the execution of the Loan Agreement and is further used to secure our lien position.

We will hold all Loan Proceeds not advanced to the Developer on the loan origination date in the Developer FBO Account, which is a non-interest bearing demand deposit pooled account. All funds to be applied to the remaining Draws for a particular Loan are held in this Developer FBO Account until so advanced to the Developer. Developers have no direct relationship with Wells Fargo in connection with the Developer FBO Account. We are the owner of the Developer FBO Account. However, we disclaim any economic interest in the assets in the Developer FBO Account (other than as may be enforced through its security interest in the underlying Project) and also provide that each Developer disclaims any right, title or interest in the assets of any other Developer in the Developer FBO Account until disbursed to the Developer. We use a separate collection account (owned and titled in the name of the Company) maintained at Wells Fargo to hold the Loan Payments collected from Developers. The Loan Payments are then promptly moved (using intra-bank transfers) to the appropriate funding accounts of the investors in the corresponding Loans.

We will charge Developers origination and servicing fees (which typically range, on a combined basis, between 2% and 6% of the Loan Principal), which typically will be included in the total amount of the Loan. In addition, in some circumstances we may charge additional processing fees to the Developer or deduct a collection fee from any delinquent amounts that we are able to collect before distributing the remainder to holders of Participation Interests. Developers are also responsible for paying closing costs as well as the costs of obtaining the title search and title insurance. The Developer may elect to include these costs in the total amount of the Loan financed through our Platform. Typically, the combined costs of closing, title search, and title insurance range from $500 to $1,500. See "—Fees and Expenses".

Loan Payments are secured obligations of the Developer. Loan Payments are generally secured by a first lien security interest in the assets owned by the Developer related to the specific Project, including the real property itself, any structures or buildings on the property, any materials purchased with Loan Proceeds for Project use and any improvements made thereon. We may agree, in some circumstances, to hold the junior security interest with respect to a particular Loan. For example, we may agree to hold a junior security interest on a new construction loan where a regulated banking institution is the senior secured lender, and where the total amount of debt on the property does not exceed the expected market value. We may also take a junior security interest where the Developer has pledged a personal guarantee on the loan to us. See "The Participation Interests Covered by this Offering Circular" below for our lien position for each series of Participation Interests offered under this Offering Circular. For Projects where we take a junior security interest, if any, the terms of that subordinated security interest will be clearly disclosed in this Offering Circular, the corresponding Loan Summary and Participation Agreement as well as on the corresponding Project Listing.

We do not currently charge any late fees. However, if a Developer defaults on the Loan before the maturity date, we will, in our sole discretion, seek to remedy the default. We may elect to assume operation of the Project, sell the Project or take other actions to recover payment on the Loan Payments. We may decide to do a "workout" with the Developer. This may include modifying the loan terms so the Developer is able to continue meeting its obligations to us. Typical modifications include extending the loan repayment period. If we elect to extend the loan term for a given period, we may charge a fee to the Developer and, subject to applicable law, will charge a penalty interest rate (of 2%) on any outstanding principal for the duration of the extension. The penalty interest rate will be passed on entirely to investors on a pro rata basis in the form of additional accrued interest to be paid along with the outstanding principal balance upon expiration of the extended repayment period. See "—Fees and Expenses."

We may also elect to assign our rights under the Loan Agreement or sell the underlying promissory note to a third party (potentially at a discount) for payment of all or some of the outstanding principal of the Loan Payment. All proceeds collected as consideration for the assignment will be paid to investors on a pro rata basis, subject to our deduction of any applicable liquidation fees and expenses. See "—Fees and Expenses." We may also elect to commence a foreclosure proceeding, which is the commonly used legal remedy for default on an obligation that is secured by real property. Any funds we recover as a result of such actions prior to maturity of the Participation Interests will be paid to the holders of the Participation Interests pro rata, net of any applicable collection fees and related expenses. Our payment obligations under the Participation Interests are unsecured, and investors do not have a security interest in the corresponding Loan Payments. Loans may generally be prepaid in whole or in part at any time without prepayment penalty.

Project Funding and Payment of Investor Returns

Purchase of Participation Interests

Participation Interests offered on our Platform are available for sale to investors who (i) reside in states in which the Participation Interests are offered and meet applicable suitability requirements and (ii) have sufficient funds available in their funding accounts to make the desired investment. Once the Offering Period for a particular series of Participation Interests commences, it will remain open for 30 days (unless it is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors) up to a maximum of 45 days. During the Offering Period, information relating to a specific offering and instructions for purchasing the series of Participation Interests corresponding to a particular Project and Loan will be available on the corresponding Project Listing on our Platform.

Non-Binding Purchase Orders. An investor may purchase a Participation Interest by opening the Project Listing on our Platform and indicating the amount he or she wishes to invest, subject to the maximum investment amount, if any, imposed on the offering. The investor will then be prompted to confirm the "order" to purchase Participation Interests in the corresponding Loan. After such confirmation, the order serves as a pre-authorization to debit the investor's funding account. If the investor does not have sufficient funds in its funding account, we will not process the order; however, the investor will be prompted to link its bank account so the appropriate amount may be transferred to its funding account via ACH.

Funds that have been used to commit to this nonbinding purchase order remain in an investor's funding account but are set aside for the indicated purchase. No money is transferred from the investor's funding account at this stage. The orders do not represent binding obligations and will not become irrevocable until the expiration of the Withdrawal Period. Investors may withdraw their non-binding purchase orders at any time before the expiration of the Withdrawal Period by accessing their "Investor Dashboard" and making such request via email to us. Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in the investor's funding account within 48 hours, after which time the investor may elect to transfer such funds to his or her bank account or make a commitment towards a different Project.

The Withdrawal Period. Once (i) we receive sufficient non-binding orders to fully subscribe the Project and (ii) all of the financing conditions have been satisfied, we will notify (by email and through a notice on the Project Listing) those investors who have completed non-binding orders for the Project that they have 48 hours to withdraw their funds (the "Withdrawal Period"). Funds may be withdrawn prior to the expiration of the Withdrawal Period by accessing the "Investor Dashboard" and making such request via email to us. Funds not withdrawn before the expiration of the 48-hour Withdrawal Period will automatically convert into binding and irrevocable commitments to purchase the Participation Interests in the corresponding Project and cannot be withdrawn or committed to purchase additional Participation Interests. Commitments to purchase Participation Interests made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn.

The Closing. After the expiration of the Withdrawal Period (and once the offering is fully subscribed with irrevocable funding commitments), we will work with licensed professionals to close the Loan and immediately fund the Loan by transferring to the Developer FBO Account funds debited from investors' funding accounts for such purposes (less any fees and expenses included in the Loan Principal) and issue the corresponding series of Participation Interests to investors. Participation Interests are issued electronically, in "book entry" form, by means of registration of each investor's ownership in our records. The closing and funding of the Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. Investors will be notified (by email and through a notice on the Project Listing) when the Loan has been funded and the Participation Interests have been issued. Investors may also access this information on their "Investor Dashboard."

If the Offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release funds and made available in to their funding accounts. These funds are free to use and may be transferred back to the investor's bank account at any time.

Suspension of Offering Circular. In the event we are required to amend this Offering Circular after qualification as a result of any material changes to the information contained herein that is applicable to all series of Participation Interests being offered hereby, we will suspend all Offerings under this Offering Circular. We will notify (by email and through a notice on the Project Listing) those investors who have made a non-binding order or irrevocable funding commitment to purchase any series of Participation Interests covered by this Offering Circular, advising them that an amendment to the Offering Circular is pending and the Offering is suspended. Investors who have non-binding orders or irrevocable funding commitments towards the purchase of Participation Interests covered by the suspended Offering Circular may request that their commitment(s) be withdrawn from the Offering. In addition, once the amended Offering Circular has been posted on our Platform, we will give each investor five business days to withdraw his or her non-binding order or irrevocable purchase commitment and will extend the Offering Period such that it remains open for at least ten business days following the posting of the amended Offering Circular.

Right to Cancel and Terminate Funding; Termination of the Offering of a Particular Series of Participation Interests. We may, in our sole discretion, remove a Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of Participation Interests at any time prior to funding the corresponding Loan. If, prior to the funding of a Project, we reasonably determine that a Developer's financing request contains materially inaccurate information (including unintended inaccuracies, inaccuracies resulting from errors by us, or inaccuracies resulting from changes in a Developer's income or credit profile between the date a Project is posted and the date that the Loan is to be funded) or was posted illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for purposes of fraud or deception, we may remove the Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of Participation Interests.

In addition, in the event we are required to implement a material change in the terms of a particular series of Participation Interests being offered under an Offering Circular, we may cancel or terminate the offering with respect to that particular series of Participation Interests (and the financing of the corresponding Loan) under such Offering Circular, as opposed to amending the Offering Circular and suspending all offerings covered by the Offering Circular.

In the event we cancel or terminate our offering of one or more series of Participation Interests (and the financing of the corresponding Loan), if you have a non-binding order or irrevocable funding commitment to purchase the cancelled or terminated series of Participation Interests, we will notify you (by email and through a notice on the Project Listing) that the Project Listing and the proposed financing of the corresponding Loan is cancelled or terminated. All funds previously committed towards the purchase of the cancelled or terminated series of Participation Interests will be returned to your funding account within 48 hours, after which time you may elect to transfer such funds to your bank account or make a commitment towards a different Project.

Making Commitments through Funding Accounts. Investors fund commitments through their funding accounts. Once an investor confirms the purchase order for a particular series of Participation Interests, the funds allocated for such investment are set aside in the investor's funding account. Purchase orders made prior to the expiration of the Withdrawal Period may be withdrawn at any time. Purchase orders made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. We will not process a purchase order if there are insufficient funds in an investor's funding account. If an investor has insufficient funds in their funding account when making a purchase order, they will be prompted to fund their funding account with the difference via ACH transfer.

Purchase orders not otherwise withdrawn or made after the expiration of the Withdrawal Period are irrevocable, unless the offering is suspended or the offering of a particular series of Participation Interests is terminated before the corresponding series of Participation Interests are issued. Irrevocably committed funds may not be withdrawn from the funding account or committed to other Projects, unless we are required to suspend or otherwise terminate the offering of the series of Participation Interests as described above.

Funding Investor Accounts. All purchases are made from and repayments are made to investor's funding accounts on the Platform. Investors may fund their funding account by linking their bank account and transferring money via ACH transfer, as provided by our third-party funds transfer agent, Balanced Payments. For example, when an investor registers for an account and then elects to purchase a Participation Interest, that investor will first be prompted to link their bank account and transfer funds to their funding account in order to complete the purchase. We may allow investors to fund their funding account through other means, such as PayPal, BitPay, Google Wallet, or other online payment systems. If a funds transfer is required before completion of a purchase order, the purchase order will be completed as one action if there are sufficient funds in the bank account. We are not responsible for any fees investors may be charged by their banking institution as a result of any transaction involving their funding accounts, including in which there are insufficient funds available to complete the transaction. We also reserve the right to pass through to the investor any fees we are charged as a result.

Servicing and Collection of Loans

Following the purchase of Participation Interests and the funding of the corresponding Loan, we will begin servicing the Loan. We will set up an automated accounting system to track payments received from the Developer. We will be responsible for billing, payment collection, debt status tracking, and all other tasks required to efficiently service the Loan. Loan Payments by the Developer are handled by debiting its bank account by ACH transfer or by wiring funds where the Loan agreement allows for balloon payments or non-amortizing payments. If the Developer elects to pay by check, we reserve the right to charge the Developer for any check processing fees we incur. We retain 100% of any check processing and other processing fees we receive to cover costs.

We will provide reports and other investor communications via electronic communication.

We will service payments with respect to the outstanding Participation Interests. When we receive a payment of a Loan Payment from a Developer, we will make the corresponding payment on the Participation Interests. Loan Payments by the Developer are transferred to the funding accounts of the holders of the corresponding Participation Interests in proportion to their underlying interests in the Loan. We anticipate that it will take no more than five business days to complete the transfer of funds we receive from Developers as Loan Payments to the funding accounts of holders of corresponding Participation Interests. We will only make these payments directly to the investor's funding account. Investors may not request that these payments be made directly to their bank account. An investor must transfer funds held in its funding account to its own bank account to utilize the funds in any way other than investment in Participation Interests. Upon request, we will cause the Funds Transfer Agent to transfer funds in the Investor FBO Account to an investor's verified bank account by ACH transfer, provided that such funds are not irrevocably committed to the purchase of Participation Interests. Investors may make this request by accessing their "Investor Dashboard" on our Platform and selecting the option to move uncommitted funds held in the funding account back to their personal bank account. No fees are charged for this transfer.

When a Loan Payment is past due and payment has not been received, we will contact the Developer to request payment. We may elect to grant the Developer an extension, which is a feature of the Loan Agreement. If that is the case, the extension carries penalty interest, all of which is passed on to investors. We may charge the Developer a servicing fee for the extension. Extensions are for up to one month, after which the Developer must either pay all outstanding principal and interest or request another extension. We do not expect to provide extensions beyond six months. We may also work with the Developer to structure a new payment plan without the consent of any holder of the Participation Interests corresponding to that Loan. Under the terms of the Investor Agreement and the Participation Agreement, we are required to service and collect Loan Payments in good faith, consistent with reasonable commercial standards of fair dealing. Each time a payment request is denied due to insufficient funds in the Developer's account or for any other reason, we may assess (and retain) an unsuccessful payment fee to the Developer to cover any costs that result therefrom.

If a Loan becomes more than 30 days overdue, we may identify the Loan on its website as "Late (31-60 days)," and may refer the Loan to its in-house collections personnel, which will attempt to bring the Developer current on its Loan Payment. If the overdue Loan cannot be resolved in this fashion, we may exercise our security interest and take possession of the assets of the Project. This may involve foreclosing on any real property pledged as the security interest. In order to recover amounts due under the Loan, when we are able to take possession of the secured asset, we may sell the Project assets and repay the Participation Interest out of the proceeds of the sale. Alternatively, we may assign our rights under the Loan Agreement or sell the underlying promissory note to a third party (potentially at a discount) for payment of all or some of the outstanding principal of the Loan Payment. All proceeds collected as consideration for the assignment will be paid to investors on a pro rata basis, subject to our deduction of any applicable liquidation fees and expenses. Each investor's right to receive principal and interest payments and other amounts in respect of that Participation Interest is limited in all cases to the holder's pro rata portion of the amounts we received in connection with the Loan, including, without limitation, all payments or prepayments of principal and interest, subject to fees and charges we retained. Investors are able to monitor the payment status of a Loan as "Current," "Late" (followed by the number of days late), or "Defaulted" but cannot participate in or otherwise intervene in the collection process.

Our normal collection process changes in the event of a Developer's bankruptcy. When we receive notice of the bankruptcy, as required by law, we will cease any and all automatic payments on the Loan and defer any other collection activity. We will put a freeze on any funds held in the Developer FBO Account on behalf of such Developer. The status of the Loan, which the relevant investors may view, switches to "Bankruptcy." If we are in a senior secured position, we will execute our rights to the fullest extent to recover funds in any subsequent bankruptcy proceeding, which may include the filing of a proof of claim and attempts to obtain relief from stay to foreclose on the assets that secure the Loan. We may pursue additional relief beyond the proof of claim, depending upon certain factors including our view of the costs and benefits to us of any proposed action. Notwithstanding our security interest, in the event of the Developer's bankruptcy, if the Developer has other creditors senior to the Company, the bankruptcy court may refuse to grant relief from stay to enable us to foreclose on the Developer's assets, including funds that are set aside in the Developer's sub-account in the Developer FBO Account. Moreover, if an existing mortgage lender to the Developer has foreclosed on the Developer's property, we may be unable to gain access to the premises to take possession of any underlying materials which may be part of our security interest.

Fees and Expenses

Developers. We pass along various fees to Developers, and we incur certain expenses in connection with its closing and loan administration services. For all Loans, we charge an origination fee and a servicing fee. The origination fee ranges from 1% to 5% of the principal loan amount sought. The servicing fee is charged annually and ranges from 0% to 5% of the principal loan amount sought. In most instances, our origination and servicing fees (which typically range, on a combined basis, between 2% to

6% of the principal loan amount requested by the Developer) are included in the total amount of the Loan financed through our Platform. Less frequently, a Developer will directly pay the origination and servicing fees to us at closing.

Developers are also responsible for paying closing costs as well as the costs of obtaining the title search and title insurance. The Developer may elect to include these costs in the total amount of the Loan financed through our Platform or may directly pay these expenses at closing. Typically, the combined costs of closing, title search, and title insurance range from $500 to $1,500. We may also incur check processing or administrative fees in connection with facilitating Draw payments or other disbursements of loan proceeds. We may elect to charge the Developer for any check processing fees we incur and will retain any such reimbursements.

We do not currently charge any late fees; however, if a Developer defaults on the Loan before the maturity date or requests to modify the maturity date (a loan extension), we may agree to modify the loan terms so the Developer is able to continue meeting its obligations to us. We may charge the Developer a fee (ranging from 0.5% to 2% of the principal loan amount) for such modification, which it will retain. Modifications are made on a 30-day basis, and further consideration requires a new request for modification. In addition, we may apply a penalty on the Loan and increase the interest rate by an additional 2%, subject to applicable law, in the event of an extension or modification. If the Developer does not seek a loan modification, we may apply a default rate of (i) twenty percent (20%) per annum, or, if greater, (ii) the highest permissible rate under applicable law, for any Loan Payments which are not made as and when due under the Loan Documents. The penalty interest or default rate, as applicable, will be passed on entirely to investors on a pro rata basis in the form of additional accrued interest to be paid along with the outstanding principal balance upon expiration of the repayment period, as extended if applicable. Alternatively, we may elect to assign our rights under the Loan Agreement or sell the underlying promissory note to a third party (potentially at a discount) for payment of all or some of the outstanding principal of the Loan Payment. All proceeds collected as consideration for the assignment will be paid to the holders of Participation Interests on a pro rata basis, subject to our deduction of any liquidation fees and expenses incurred in connection with collection efforts. We may also elect to commence a foreclosure proceeding, which is the commonly used legal remedy for default on an obligation that is secured by real property. Any funds we recover as a result of such actions prior to maturity of the Participation Interests will be paid to the holders of the Participation Interests pro rata, net of any applicable collection fees and related expenses.

Developer Fees and Related Expenses

Type of Fee	**Amount of Fee/Expense**	**Application of Fees**
Origination and Servicing Fees	Typically ranging (on a combined basis) from 2% to 6%	Fee will be charged to each Developer and retained by the Company. Total fees typically included in total amount of the Loan funded on our Platform or paid directly by the Developer at closing.
Closing Expenses	$500 to $1,500	Charged to Developer. Fee is typically included in total amount of the Loan funded on our Platform or paid directly by Developer at closing.
Check Processing Fee	$15 to $35	Fees passed through to Developer and retained by the Company.
Loan Modification Fee	Ranging from 0.5% to 2%	Fee charged to Developer and retained by the Company.
Penalty Interest	An additional 2%, subject to	Additional interest paid by Developer and passed

Type of Fee	Amount of Fee/Expense	Application of Fees
Rate	applicable law	through to investors on a pro rata basis.
Default Rate	20% or, if greater, the highest permissible rate under applicable law	Additional interest paid by Developer and passed through to investors on a pro rata basis.
Collection Fees and Expenses	Variable	Retained by the Company.
Funds Received in Assignment and Foreclosure	Variable	All funds received by the Company (less expenses) are passed through to investors on a pro rata basis. We retain expenses relating to such activities.

Investors. We do not currently charge investors fees in connection with our offerings or the use of our Platform. We reserve the right to begin charging fees at any time, provided that any such change will take effect with respect to the first month after the change is posted on our Platform. The Fund Transfer Agent charges us fees for the use of its services. Generally, when transferring investor money used for investments, we are charged 1% of the transfer amount, plus $0.30 per transfer, capped at $5 total. For money repaid to investors, we are charged a flat fee of $0.25 per transfer. We do not currently pass through to investors any of the fees the Funds Transfer Agent charges for the use of its services; however, we reserve the right to begin doing so at any time. In the event we begin passing through these servicing fees, we will post such fees on our Platform, and such change will take effect with respect to the first month after the change is posted on our Platform. We are not responsible for any fees investors may be charged by their banking institution as a result of any transaction in which there are insufficient funds available to complete the transaction. We also reserve the right to pass through to the investor any fees we are charged as a result.

Investment Documents

General Overview

Before purchasing any series of Participation Interests, investors must agree to our Investor Agreement, including the terms and conditions attached thereto (the "Terms and Conditions"), the terms of service (the "Terms of Service") on our Platform and the privacy policy (the "Privacy Policy") on our Platform and the Participation Agreement relating to that particular series of Participation Interests. The Investor Agreement, together with the Terms and Conditions, governs the general rights and obligations in connection with investing in Participation Interests through our Platform. Under the Investor Agreement, we provide the investor the opportunity to participate in the financing of Projects through the purchase of Participation Interests. At the time a commitment to purchase a Participation Interest is made, we also ask each investor to agree to the terms of the corresponding Participation Agreement, which governs the offer and sale of a particular series of Participation Interests as well as the specific rights and obligations of purchasers of that series of Participation Interests and of the Company. The provisions of the Investor Agreement and Participation Agreement should be read in conjunction with each other; however, the Participation Agreement supersedes the terms of the Investor Agreement in the event of any inconsistency between the two agreements. See "General Terms of the Participation Interests" for a more detailed discussion of the terms of the Participation Agreement.

The Investor Agreement limits the investor's right to collect or attempt to collect from any Developer, directly or through any third party, any amount owing under any of the investor's Participation Interests or on any of the Loan Payments that correspond to the investor's Participation Interests. The investor also consents to receive electronically all documents, communications, notices, contracts, and agreements, including any IRS Form 1099, arising from or relating in any way to his or her or our rights, obligations or services under the Investor Agreement and use of our Platform. In the Investor Agreement, the investor acknowledges that the Participation Interests are intended to be debt instruments issued by the Company that have original issue discount ("OID") for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the Participation Interests for tax, accounting, or other purposes, unless required by law. The investor also acknowledges that the Participation Interests will be subject to the OID rules of the Internal Revenue Code, as described below under "Material U.S. Federal Income Tax Considerations—Taxation of the Participation Interests—Taxation of Payments on the Participation Interests".

Acknowledgements, Representations, and Warranties

The Investor Agreement describes the limitations on payments on the Participation Interests, and the investor acknowledges that, among other things:

- it is prepared to bear the risk of loss of his or her entire purchase price;
- payment on the Participation Interests, if any, depends entirely on the receipt of Loan Payments by us in respect of the corresponding Loan;
- we do not warrant or guarantee in any manner that the investor will receive all or any portion of the principal or interest the investor expects to receive on any Participation Interest or that the investor will realize any particular or expected rate of return; and
- the amount received on a Participation Interest, if any, is specifically restricted to payments made by the issuer equal to the Loan Payments received by the Developer in connection with the corresponding Loan.

Under the Investor Agreement, the investor represents and warrants to us that, among other things:

- the investor meets minimum financial suitability standards and any maximum investment limits established for our Platform, as then in effect, for residents of the state in which the investor resides and agrees to provide us with any additional documentation as it may require to verify such compliance;
- the investor acknowledges that the Participation Interests will not be listed on any securities exchange, there will be no trading platform for the Participation Interests, any trading of Participation Interests must be conducted in accordance with federal and applicable state securities laws, any investment in the Participation Interests will be highly illiquid and such investor should be prepared to hold the Participation Interests until the underlying Loan matures;
- the investor has complied in all material respects with applicable federal, state and local laws in connection with the investor's execution and performance of the investor's obligations under the Investor Agreement;
- the investor has the power and authority to enter into the Investor Agreement; and
- the investor has consulted its own legal, accounting, regulatory and tax advisors to the extent such investor has deemed appropriate.

Under the Investor Agreement, we represent and warrant to the investor that, among other things, we have complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Participation Interests.

The investors also acknowledge and agree that the purchase and sale of the Participation Interests is an arms'-length transaction and that we are not acting as the investor's agent or fiduciary nor does it assume any advisory or fiduciary responsibility in favor of the investors in connection with the Participation Interests or the Loan Payments corresponding to the Participation Interests.

Servicing

The Investor Agreement provides that we will use good faith efforts to service and collect on the Loan Payments. The Investor Agreement also provides that we will service all Participation Interests and all Loans both before and after default. Any amounts we receive on such Loans (less fees and expenses we retain) will be forwarded to the holders of the corresponding Participation Interests in accordance with the terms of the Participation Agreement. In servicing such obligations, we may, in our discretion, utilize affiliated or unaffiliated third-party loan servicers, repossessors, collection agencies or other agents or contractors.

Marketing

We attract investors to our website, www.groundfloor.us, through a variety of sources. The main marketing channels we use are online channels, such as search keyword advertising, ad units on social media platforms; website banner ads; online videos hosted on media sites, on our own website, and on social networks; print media; and radio media. We also maintain an active presence on prominent personal and professional online social networking communities, such as Facebook, LinkedIn, and Twitter. Advertising messages and the online content we produce encourage potential investors to learn more about our business and our Platform we operate. Visitors to our website are encouraged to join our investor community by registering for an account, which is the first step in being able to invest in the Projects. Communications with community members by email and via our website provide information about micro-lending in real estate, developments with our website, company and industry news, and specifics about the investment process. We restrict our communications about specific investment opportunities or Projects we have available on our Platform in order to comply with state and federal securities regulation. We conduct customer surveys to determine the level of investor satisfaction and to identify issues our investors are having with our products and services. Surveys are usually distributed by email. We will call customers at their request if they require information about our business and any investment opportunities on our Platform.

Technology and Data Security

Overview

We operate our website and services through a cloud-based platform. We own, operate and maintain elements of this system, but significant portions are operated by third parties that we do not control. In particular, our website and database supporting services are hosted by Heroku, Inc. ("Heroku"). Heroku provides us with a redundant, distributed and scalable hosting environment. We also leverage other industry partners, including Amazon Web Services ("AWS"). AWS provides a suite of auxiliary services we use to supplement our website. In particular, AWS provides image and document storage, distributed domain name system and bulk email services. We pay a monthly subscription fee for both services, which are subject to click-wrap, standard form agreements. Both Heroku and AWS have the right to terminate our agreements for cause and, should they do so, our business will be materially impacted because our website or critical components of our website (and thus, our Platform) will cease to operate until we can find an alternative service provider. We back up all customer data daily and replicate within our cloud infrastructure via an encrypted connection. Both Heroku and AWS have backup copies of the data we upload to them, which is stored in many redundant locations around the world. We continuously monitor the performance and availability of the Platform by leveraging independent third parties with checkpoints from around the world. We aim to provide maximum uptime for our visitors by leveraging cloud infrastructure and through independent monitoring.

We have built a high scalable, multi-tier, redundant marketplace for investors and developers. All code that makes up the website and supporting services is stored using industry best practices and leading version control provider Github, Inc. ("Github"). We pay Github a monthly subscription fee for this service and, should Github terminate its agreement with us for cause, our business would be materially impacted because we no longer have infrastructure through which to develop our code base. We would have to find an alternative provider. We leverage Github's features and agile development practices to collaborate and build our product in a rapid, scalable and repeatable way.

Payment information and transactions are processed and recorded by our Funds Transfer Agent. All of our communications with our Funds Transfer Agent and other banking institutions occur over a 128 bit Secure Sockets Layer ("SSL") encrypted connection. Payment methods are tokenized and stored on the Funds Transfer Agent's Industry compliant infrastructure. Sensitive customer information is encrypted before it is stored within our relational database along with other customer, accounting and investing records. The Funds Transfer Agent and Wells Fargo keep a record of all funds that go into or out of our accounts held with such entity. We keep records of the same in our Platform database. We periodically reconcile the two sets of data to ensure accounting accuracy.

Data Integrity and Scalability

Communication to and from our Platform is transferred via the SSL protocol and a 128-bit SSL key provided by GoDaddy.com using the latest SHA-2 (2048-bit encryption) cryptographic algorithms. Information provided by investors is stored in a cloud-provided PostgreSQL relational database. Sensitive information acquired from our investors is encrypted before saving to our database using RSA 2048-bit symmetric-encryption keys. Private and public keys are stored in separate locations for maximum privacy and keys can be rotated every 12 months to conform with today's top security practices. Only our officers have access to customer data, and employees must request credentials to access this data and may only do so in the course of their duties.

The main database for groundfloor.us is backed up at least once a day and stored offsite. All source code and production keys are stored in multiple locations to ensure no single point of failure. We control access to data and systems and leverage multiple security mechanisms to reduce the chance of a security breach. All access measures and accounts are reviewed every six months. All shared accounts are required to have a password change every six months to ensure a secure controlled environment.

Competition

There are a number of existing online investment platforms, of which the leading platforms are offered by LendingClub and Prosper Marketplace. While LendingClub and Prosper Marketplace have a national presence, they are not able to transact business with lenders in all U.S. States, and neither of these platforms focuses specifically on funding real estate projects.

In the real estate space itself, there are two leading platforms, Realty Mogul, based in California, and Fundrise, based in Washington, D.C. Realty Mogul provides equity real estate investment opportunities for mid to large projects and exclusively serves accredited investors. Fundrise provides both equity and debt investment opportunities in real estate and serves both accredited and unaccredited investors, but focuses on mid-tier developers doing seven to eight figure projects.

In general, we face competition from existing financial institutions that lend to real estate developers, such as banks and specialty lenders (also known as hard money lenders). The commercial lending market for real estate lending in general and lending to single-family, multi-family, and small commercial projects in particular is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on our Platform. If our financing model achieves broad success, additional competitors are likely to enter the market. The crowdfunding provisions enacted in Title III of the JOBS Act and the Regulation "A+" provisions enacted in Title IV of the JOBS Act, when fully implemented by the SEC, are likely to lower the barriers to entry for financial services platforms and may draw a significant number of competitors into the marketplace.

Increased competition could result in reduced volumes, reduced fees or the failure of our Platform to achieve or maintain more widespread market acceptance, any of which could harm our business. If any of our principal competitors or any major financial institution decided to compete vigorously for our customers, our ability to compete effectively could be significantly compromised and our operating results could be harmed. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we have available and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Our competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships. These competitors may be better able to develop new products, to respond more quickly to new technologies and to undertake more extensive marketing campaigns. Our industry is driven by constant innovation. If we are unable to stay competitive and innovative, the demand for the products and services we offer through our Platform could stagnate or substantially decline.

Government Regulation

U.S. State and Federal Securities Laws

The Participation Interests offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the SEC and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Participation Interests being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this Offering. The Offering and proposed sale of Participation Interests described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Equal Credit Opportunity Act

The federal Equal Credit Opportunity Act ("ECOA") and the regulation issued by the Federal Reserve Board implementing the ECOA, Regulation B, prohibit discrimination in any aspect of a credit transaction on the basis of race, color, religion, national origin, sex, marital status, age (with certain limited exceptions), because all or part of the applicant's income derives from any public assistance program, or because the applicant has in good faith exercised any right under the Consumer Credit Protection Act. We comply with the ECOA's nondiscrimination requirements.

Electronic Fund Transfer Act and NACHA Rules

The federal Electronic Fund Transfer Act ("EFTA") and Regulation E, which implements it, provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts. In addition transfers performed by ACH electronic transfers are subject to detailed timing and notification rules and guidelines administered by NACHA. Most transfers of funds in connection with the origination and repayment of the Loans are performed by ACH. We obtain necessary electronic authorization from Developers and investors for such transfers in compliance with such rules. Transfers of funds through our Platform are executed by Balanced and conform to the EFTA, its regulations and NACHA guidelines.

Electronic Signatures in Global and National Commerce Act/Uniform Electronic Transactions Act

The federal Electronic Signatures in Global and National Commerce Act ("E-SIGN") and similar state laws, particularly the Uniform Electronic Transactions Act ("UETA"), authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures. E-SIGN and UETA require businesses that want to use electronic records or signatures in consumer transactions to obtain the consumer's consent to receive information electronically. When a Developer or potential investor registers on our Platform, we obtain his or her consent to transact business electronically and maintain electronic records in compliance with E-SIGN and UETA requirements.

Lending and Usury Regulation

We must comply with regulatory regimes, including those applicable to mortgage lending transactions, various aspects of which are untested as applied to our Platform. Certain state laws generally regulate interest rates and other charges we can impose and require certain disclosures. In addition, other federal and state laws may apply to the origination and servicing of Loans originated through our Platform. We believe we structure our Loans to Developers in accordance with licensing or other requirements applicable to us. To that end, we do not make Loans to finance owner-occupied residential projects, which may include a building with a small number of residential "units." We also require that Developers represent to us that the property will not be used as a residence by the Developer and that the proceeds of the requested Loan will be used for business purposes and not for personal, family or household purposes. We may also adjust the interest rates charged on Loans to comply with applicable usury restrictions. If necessary, we will obtain required licenses in a particular jurisdiction before facilitating Loans in such jurisdiction, or, if we determine not to obtain such license, we will not originate Loans in that particular jurisdiction.

Foreign Laws and Regulations

We do not permit non-U.S. residents to register as members on our Platform, and we do not operate outside the United States. Therefore, we are not subject to foreign laws or regulations.

Employees

We currently have seven full-time employees and no part-time employees.

Properties

We do not currently own any property. Our headquarters are located in Atlanta, Georgia, where we currently lease office space under a month-to-month lease.

The Projects

The specific details of each series of Participation Interests being offered under this Offering Circular are set forth in "The Participation Interests Covered by this Offering Circular" below. See also the corresponding Loan Summary, which are attached and incorporated by reference into this Offering Circular, and the form of Participation Agreement. All of these materials are available on the corresponding Project Listing on our Platform.

CAPITALIZATION

The following table reflects our capitalization as of December 31, 2013 (audited) and as of the most recent balance sheet date of October 31, 2014 (unaudited). The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the Initial Closing of the Series Seed Financing.

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements for the period from our inception (January 28, 2013) until December 31, 2013, included in this Offering Circular. You should also read this table in conjunction with the section entitled "Management Discussion and Analysis".

	Amounts Outstanding as of October 31, 2014 (unaudited)	**Amounts Outstanding as of December 31, 2013 (audited)**
Debt:		
Convertible notes payable (interest rate of 8%)	$ 1,050,000	$ 165,000
Shareholder loan (interest rate of 5%)	$ -	$ 11,061
Total debt	**$ 1,050,000**	**$ 176,061**
Stockholders' Deficit:		
Common stock, no par	$ 6,620	$ 590
Additional paid-in capital	$ 9,706	$ 996
Less: Stock subscription receivable	$ (560)	$ (560)
Accumulated deficit	$ (1,003,802)	$ (135,471)
Total stockholders' deficit	$ (988,036)	$ (134,445)

Number of common shares authorized: 5,000,000
Number of common shares reserved for issuance upon exercise of options: 125,000

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT

Biographies of Directors, Executive Officers and Significant Employees of the Company

Benjamin Armstrong (33) has served as our Vice President of Customer Operations since September 2013. Prior to joining the Company, he served as Director of Product Management for Republic Wireless, a division of Bandwidth.com, beginning August 2012, where he developed a new pricing and merchandising strategy, owned the product roadmap and business plan execution, and led a cross-functional team of eight team leads in weekly meetings to execute on product strategy. As the Director of Strategy, Business Development and Finance for Bandwidth.com from April 2011 to October 2011, Mr. Armstrong helped create the business model for the company, identified and established key current and future strategic priorities and opportunities including understanding of customer and market trends across the Internet, media and technology sectors, and established the profitability roadmap to drive overall strategy and operational objectives. As an Investment Banking Associate in the Consumer & Retail Group of Bank of America Merrill Lynch from July 2010 to February 2011, Mr. Armstrong assisted clients in the areas of merger and acquisition and LBOs, share repurchase programs, dividend policies, equity offerings and debt offerings in addition to managing teams of one to two analysts on different deal assignments. Mr. Armstrong received a Masters in Finance from London Business School in 2010, a MBA from Emory University in 2009, and a BA in Biology from the University of North Carolina at Chapel Hill in 2003.

Nick Bhargava (30) is a co-founder of the Company, has served on our Board of Directors and as our Secretary since our inception. Mr. Bhargava was also named Executive Vice President, Legal and Regulatory in July 2014. Mr. Bhargava completed a Practicum with SciQuest Inc. from January 2012 to May 2012 where he was responsible for reviewing and editing the company's federal securities filings and sales contracts. Previous to that, he served as a Regulatory Analyst for the Financial Services Roundtable from May 2011 to August 2011, where he reviewed and analyzed legislation and regulation, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act rulemakings. From May 2010 to August 2010, Mr. Bhargava served as an Honors Intern in Trading and Markets with the SEC, at which he was tasked with researching and analyzing the May 6, 2010 Flash Crash in addition to reviewing proposed rules, comments on proposed rules, and SRO filings. As an Enforcement Intern with the Financial Industry Regulatory Authority from May 2009 to August 2009, Mr. Bhargava was responsible for developing enforcement actions against broker-dealers. Prior to these positions, Mr. Bhargava worked as a Trader for TD Waterhouse Inc. from September 2006 to February 2008 and had responsibility for taking and executing trade orders for equities and equity options for high value accounts. Mr. Bhargava received his LLM from Duke University School of Law in 2012, a JD from American University in 2011, and a BS in Biological Sciences and Business from University of Alberta in 2006.

Bruce Boehm (61) has served on our Board of Directors since December 2014. Mr. Boehm is an active angel investor in the Raleigh-Durham area and advisor to several specialty investment funds. During his career, he has been a director for more than 35 publicly and privately held companies. From 1992 to 1996, he created and directed the Masters of Engineering Management Project at the University of Canterbury in Christchurch, New Zealand. Prior to 1992, he was a General Partner of U.S. Venture Partners in Menio Park, California, with responsibility for a portfolio of approximately 20 healthcare and technology investments. Prior to 1982, he was employed by several Silicon Valley and Route 128 companies as an engineer and project manager. Mr. Boehm received a BS from MIT in 1975 and a MS and MBA from Stanford University in 1982. Mr. Boehm is expected to qualify as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions following the completion of the Series Seed Financing.

Brian Dally (42) is a co-founder of the Company, has served on our Board of Directors and as our President and Chief Executive Officer since its inception. Prior to forming the Company, he served as the Chief Instigator of Fomentum Consulting, LLC beginning in September 2012, responsible for consulting for technology companies in the area of marketing, customer acquisition, and product development. As the Senior Vice President and General Manager of Republic Wireless, a division of Bandwidth.com, from January 2010 to September 2012, Mr. Dally led the successful formation and launch of the company's mobile division, including managing over 60 individuals and achieving a $60 million revenue run-rate before the end of the first year of operation. From May 2008 to January 2009, Mr. Dally served as the Principal at Peripatetic Ventures Corp., a management consulting firm for high-growth technology company clients, where he assisted clients to develop partnerships to execute new product strategies and cultivate potential customer relationships in addition to conducting buyer needs research, analyzing competition, and crafting positioning and messaging. Mr. Dally has also held officer-level positions with Cecure Gaming LTD, a consumer poker and casino games service for mobile phones, and Motricity Inc., a mobile platform for entertainment and applications. Mr. Dally received a JD from Harvard Law School in June 1999, a MBA from Harvard Business School in 1999, and a BA in Political & Social Thought from the University of Virginia in 1993.

Jesse Dyer (33) has served as our Director of Business Development since September 2014. From 2003 until 2011, Mr. Dyer worked in commercial banking, with a primary focus on residential real estate lending. In November 2005, Mr. Dyer joined RBC Builder Finance in Atlanta as a Loan Production Associate and later Director of Loan Production from March 2007 to March 2009. Thereafter, he served as an Asset Resolution Director in RBC Bank USA's Special Assets Division until July 2011. In his years as a loan officer and asset recovery director, he actively managed over $500 million in lending relationships across the Southeast United States encompassing Builder Finance, CRE and C&I exposure. Mr. Dyer has been a paid consultant for distressed borrowers and has been employed as an in-house asset recovery consultant, advising a FDIC loss-share bank integration. He also has credit analyst and underwriting experience. Prior to joining the Company, he was the founder and CEO of MeetMePay, Inc. Beginning in July 2011, Mr. Dyer oversaw product development and launch of the company's patent pending MeetMePay mobile payment technology. Mr. Dyer received a MBA from the Georgia Institute of Technology in 2010 and a BA from the University of Texas at Austin in 2003.

Michael Olander Jr. (32) has served on our Board of Directors since December 2014. Since its inception in 2005, Mr. Olander has served as CEO, in addition to being the sole member and manager, of MDO Holdings, LLC, a diversified holding company that operates three core subsidiaries: MDO2 Fitness, LLC owns and operates 28 health clubs under the names O2 Fitness and East Shore Athletic Clubs; MOREI, LLC and its affiliates own in excess of 250,000 square feet of commercial real estate; and MDO Ventures JS, LLC is an investment company with over a dozen companies currently funded. Mr. Olander sits on the board of five companies funded by MDO Ventures and serves as an advisor to two more. He earned his Bachelor of Arts in Business Administration from the College of Charleston in 2004.

Chris Schmitt (40) has served as our Vice President of Software since February of 2014, previously serving as our lead developer on a contract basis. Prior to joining the Company, he served as Senior Program Manager for Bandwidth.com beginning in January 2012, where he lead multiple teams in efforts to coordinate the release of products, created and implemented a new Beta program to improve product quality, and worked with senior management to define tasks and priorities for his teams. Mr. Schmitt served as the IT Manager of Bandwith.com from September 2011 to January 2012, and in this role he managed a group of five developers on day-to-day operations of building and maintaining the website and back office and launch night of republic wireless including a massive scaling effort on Amazon's EC_2 services to handle peak web traffic. As Senior Developer for Bandwidth.com from October 2010 to September 2011, Mr. Schmitt's responsibilities included organizing and acting as the team lead for the Broadband division. Also in this role, he took the division from an excel-based back office to an online back office through multiple integration, rebuilt the online customer portal with many enhanced features and reconstructed the back end to make it more scalable to meet future demand, and built a distributed ping-based product leveraging Amazon EC_2 services from multiple regions to compete with other industry participants. Mr. Schmitt served as Senior Database Administrator for Credit Suisse from August 2009 to October 2010, where he acted as a primary database administer for over 100 servers and worked with support groups to help improve communication and processes. Mr. Schmitt also operated his own consulting firm, TreadPath Software, LLC, from August 2007 to October 2010. Mr. Schmitt received a BA in Computer Information Systems from Roger Williams University in 1997.

Richard ("Rick") Tuley Jr. (44) has served on our Board of Directors since December 2014. Mr. Tuley is an experienced real estate entrepreneur and business operator. He currently serves as the managing broker of Richard Tuley Realty, Inc., a real estate brokerage firm specializing in residential and commercial investment sales and property management which was founded in 1982. Mr. Tuley has been a licensed broker since 1992 and assumed full firm management in 2009. In addition, Mr. Tuley serves as President of Destiny Development Corporation, a Georgia-based general contracting firm founded in 2001. Destiny specializes in upscale custom and speculative residential construction and remodeling. Mr. Tuley is responsible for firm strategy, securing mortgage capital and making investment decisions. He is a third generation home builder, whose father founded two home building companies in Atlanta, Georgia. Mr. Tuley has over 25 years of experience in new home construction, lot and land development for multiple Fortune 500 companies, retail development, residential redevelopment, property management and long-term investing. Mr. Tuley is also an angel investor. He previously worked for the real estate team within Ernst & Young's entrepreneurial services group. He was also a senior associate in Leveraged Finance and the Financial Sponsors Coverage groups at UBS and a principal with Katalyst Venture Partners in New York. Between real estate and Wall Street, Mr. Tuley has been involved in well over $1 billion in transactions during his career. Mr. Tuley earned his undergraduate degree from Georgia Tech in 1992 and his MBA from Harvard Business School in 1999. Mr. Tuley qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions (collectively with Mr. Boehm, the "Independent Directors").

Compensation of Our Management

The chart below includes the aggregate annual remuneration for the fiscal year ended December 31, 2014 of each of our officers, directors and key employees.

Name of individual	Capacities in which remuneration was received during 2014	Aggregate remuneration
Brian Dally	President and Chief Executive Officer	$42,032.36
Nick Bhargava(1)	Executive Vice President, Legal and Regulatory	$33,650.76
Ben Armstrong(2)	Vice President of Customer Operations	$48,700.00
Chris Schmitt(3)	Vice President of Software	$78,450.02
Nicole Woods(4)	Vice President of Marketing	$35,268.56
Jesse Dyer(5)	Director of Business Development	$17,727.27

(1) Mr. Bhargava was named Executive Vice President, Legal and Regulatory in July 2014.

(2) Mr. Armstrong received 25,000 shares of our common stock as compensation for his services to us during 2013 and 2014, which shares are subject to restrictions on transfer and an option to purchase in favor of the Company pursuant to the terms of a Stock Repurchase Agreement. Mr. Armstrong's restricted stock vests in accordance with the following schedule: 20% vested on August 1, 2014, and 3.33% vest monthly thereafter such that all of his restricted stock will be fully vested on August 1, 2016 as long as Mr. Armstrong is employed by the Company on such date.

(3) Mr. Schmitt was named Vice President of Software in February 2014. Prior to this time, Mr. Schmitt served as our lead developer on a contract basis. Mr. Schmitt also received options to purchase 45,000 shares of common stock as compensation for his services to the Company during 2014 pursuant to an Incentive Stock Option Agreement with an exercise price of $0.67 per share. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(4) Ms. Woods resigned from her position as Vice President of Marketing effective February 27, 2015. Ms. Woods also received options to purchase 10,000 shares of common stock as compensation for her services to the Company during 2014 pursuant to an Incentive Stock Option Agreement with an exercise price of $3.99 per share, which reained unvested at the time of her resignation.

(5) Mr. Dyer was named Director of Business Development in September 2014. Mr. Dyer also received options to purchase 12,000 shares of common stock as compensation for his services to the Company during 2014 pursuant to an Incentive Stock Option Agreement with an exercise price of $3.99 per share. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

As of the date of this Offering Circular, we have not compensated our outside directors for their service on our Board of Directors. In the future, we may implement an outside director compensation program that includes grants of cash and/or equity-based awards.

Employment Agreements

Except as described below, we have entered into employment agreements with each of our officers and one key employee in the form of offer letters. Each offer letter provides for "at will" employment and sets forth the compensation arrangements for the officer, as shown in the table below. The offer letters do not provide for any arrangements for payments or benefits upon termination of employment in specified circumstances, including following a change in control.

Name of officer	Business Title	Annual Salary
Ben Armstrong	Vice President of Customer Operations	$80,000
Chris Schmitt	Vice President of Software	$83,000
Jesse Dyer	Director of Business Development	$60,000

Employment Agreement with Brian Dally, President and CEO

We entered into an Executive Employment Agreement with Brian Dally on November 14, 2014. The initial term of the agreement extends to December 31, 2017 and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein. The agreement provides that Mr. Dally will receive a base salary of $70,000 per year until the closing of an equity financing with proceeds to us of at least $1,500,000, at which time his base salary will increase to $125,000 per year. The agreement also provides that, on or immediately after the three-month anniversary of the closing of such an equity financing, our Compensation Committee shall consider the establishment of an incentive bonus in which Mr. Dally will be eligible to participate. Mr. Dally is entitled to up to 25 business days of paid time off in each full calendar year and to receive reimbursement for all of his reasonable business expenses incurred in performing his services to us pursuant to the agreement. The agreement also provides that Mr. Dally will be entitled to severance of 12 months of his annual base salary following a Termination Without Cause or Resignation with Good Reason (each as defined in the agreement) in addition to any base salary owed through the effective date of such termination, payment for accrued unused PTO, any bonus to which Mr. Dally is entitled for a preceding period but unpaid as of the date of termination, and continued participation in our benefit plans for 12 months. In consideration for the Company entering into the agreement, Mr. Dally agreed to be bound by certain non-competition and non-solicitation/interference/non-disparagement provisions during the term of the agreement and for 12 months following his termination.

Employment Agreement with Nick Bhargava, Executive Vice President, Legal and Regulatory

We entered into an Executive Employment Agreement with Nick Bhargava on November 14, 2014. The initial term of the agreement extends to December 31, 2017 and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein. The agreement provides that Mr. Bhargava will receive a base salary of $50,000 per year until the closing of an equity financing with proceeds to us of at least $1,500,000, at which time his base salary will increase to $75,000 per year. The agreement also provides that, on or immediately after the three-month anniversary of the closing of such an equity financing, our Compensation Committee shall consider the establishment of an incentive bonus in which Mr. Bhargava will be eligible to participate. Mr. Bhargava is entitled to up to 25 business days of paid time off in each full calendar year and to receive reimbursement for all of his reasonable business expenses incurred in performing his services to us pursuant to the agreement. The agreement also provides that Mr. Bhargava will be entitled to severance of 12 months of his annual base salary following a Termination Without Cause or Resignation with Good Reason (each as defined in the agreement) in addition to any base salary owed through the effective date of such termination, payment for accrued unused PTO, any bonus to which Mr. Bhargava is entitled for a preceding period but unpaid as of the date of termination, and continued participation in our benefit plans for 12 months. In consideration for the Company entering into the agreement, Mr. Bhargava agreed to be bound by certain non-competition and non-solicitation/interference/non-disparagement provisions during the term of the agreement and for 12 months following his termination.

Lack of Separate Representation

The attorneys, accountants and other professionals who perform services for us also perform services for Groundfloor GA. The attorneys, accountants and other professionals who perform services for us do not represent investors, and no other counsel or professionals have been retained to represent the interests of investors who purchase Participation Interests.

PRINCIPAL SHAREHOLDERS

Groundfloor Capital Stock

The table below sets forth information as of March 16, 2015 with respect to beneficial ownership of our common stock (including shares subject to outstanding stock options) and the Series Seed Preferred Stock by (i) each of our three highest paid officers and directors for fiscal year 2014, (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of each class of capital stock, and (iii) all of our current directors and officers as a group. Except as otherwise noted, the address for each shareholder is 3355 Lenox Road Ste. 750, c/o Groundfloor Finance Inc., Atlanta, GA 30326. All of the outstanding stock options have been issued pursuant to the Groundfloor Finance Inc. 2013 Stock Option Plan (the "2013 Plan"). Except for options granted pursuant to this stock option plan and the preemptive rights under the Investors' Rights Agreement and the Convertible Notes (as defined below), no options, warrants or other rights to purchase our securities are held by any person.

Date of this Offering Circular: March 16, 2015

Name and Address of Beneficial Owner	Shares of Common Stock	Percent of Class	Shares of Series Seed Preferred Stock(1)	Percent of Class	Average Price Per Share
Brian Dally(2)	595,000	52.9%	—	—	—
Nick Bhargava(3)	450,000	40.0%	—	—	—
Chris Schmitt(4)	21,065	1.8%	—	—	—
MDO Ventures JS LLC(5)	—	—	80,778	22.0%	$4.43
Directors and Officers as a Group (7 persons)	1,126,799(6)	98.7%	114,369(7)	31.1%	—

(1) Reflects the Initial Closing of the Series Seed Financing on December 5, 2014, including the conversion of outstanding promissory notes (see "Management Discussion and Analysis—Recent Events"). Pursuant to the Investors' Rights Agreement (as defined below), each Series Seed Investor and Key Holder (each, as defined below) has a right of first refusal to purchase such holder's pro rata share of any equity securities, or rights, options or warrants to purchase such equity securities, or securities convertible or exchangeable into such equity securities, offered by the Company in the future subject to certain customary exceptions.

(2) Mr. Dally was granted 550,000 "founder" shares of common stock on August 6, 2013. On August 30, 2013, Mr. Dally entered into a Stock Repurchase Agreement and subjected his 550,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. Mr. Dally's restricted stock vests in accordance with the following schedule: 25% vested on August 30, 2013, and 2.7778% vests on the 30th day of each subsequent month beginning September 30, 2013, such that all of his restricted stock will be fully vested on August 30, 2016 as long as Mr. Dally is employed by us on such date. Also includes 45,000 shares of our common stock held by Fomentum Consulting, LLC ("Fomentum"). Mr. Dally has sole voting and investment power over the shares held by Fomentum.

(3) Mr. Bhargava was granted 450,000 "founder" shares of common stock on August 6, 2013. On August 30, 2013, Mr. Bhargava entered into a Stock Repurchase Agreement and subjected his 450,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. Mr. Bhargava's restricted stock vests in accordance with the following schedule: 25% vested on August 30, 2013, and 2.7778% vest on the 30th day of each subsequent month beginning September 30, 2013, such that all of his restricted stock will be fully vested on August 30, 2016 as long as Mr. Bhargava is employed by us on such date.

(4) Includes 13,923 shares subject to options exercisable within 60 days of March 16, 2015. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(5) Mr. Olander holds voting and dispositive power with respect to the securities held by MDO Ventures JS LLC. The address for MDO Ventures JS LLC is 135 E. Martin Street, Suite 201, Raleigh, North Carolina 27601.

(6) Includes 18,049 shares subject to options exercisable within 60 days of March 16, 2015. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(7) In addition to the shares beneficially owned by Mr. Olander, includes 22,928 shares held by Mr. Boehm's spouse, who has sole voting and investment power with respect to such shares, and 10,663 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power. The address for Richard Tuley Realty, Inc. is 3745 Cherokee St. NW, Suite 605, Kennesaw, Georgia 30144.

Groundfloor Options

The table below sets forth information as of March 16, 2015 with respect to options granted pursuant to the 2013 Plan to (i) each of our directors, officers, and key employees and (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of any class of capital stock. Except for options granted to the 2013 Plan and the preemptive rights under the Investors' Rights Agreement and Convertible Notes, no options, warrants or other rights to purchase our common stock are held by any person.

Name and holder	Shares Underlying Options	Exercise Price	Expiration Date
Bruce Boehm	—	—	—
Michael Olander Jr.	8,000(1)	$3.99	November 14, 2024
Rick Tuley	—	—	—
Brian Dally	—	—	—
Nick Bhargava	—	—	—
Benjamin Armstrong	—	—	—
Chris Schmitt	45,000(2)	$0.67	February 1, 2024
Jesse Dyer	12,000(3)	$3.99	November 14, 2024
MDO Ventures JS LLC	—	—	—

(1) Options were granted to Mr. Olander in connection with advisory services performed prior to Mr. Olander joining our Board of Directors. Mr. Olander's options are not exercisable until vested. Mr. Olander's options vest in accordance with the following schedule: 12.5% vests on February 1, 2015, and 4.1% vests on the 1st day of each successive month thereafter, subject to the termination provisions of the Incentive Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of the Company pursuant to the terms of the 2013 Plan.

(2) Mr. Schmitt's options are not exercisable until vested. Mr. Schmitt's options vest in accordance with the following schedule: 14.28% vested on August 1, 2014, and 2.38% vests on the first day of each successive month thereafter, subject to the termination provisions of the Incentive Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of the Company pursuant to the terms of the 2013 Plan.

(3) Mr. Dyer's options are not exercisable until vested. Mr. Dyer's options vest in accordance with the following schedule: 25% vests on September 15, 2015, and 2.1% vests on the 1st day of each successive month thereafter, subject to the termination provisions of the Incentive Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of the Company pursuant to the terms of the 2013 Plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On September 25, 2013, we entered into a revolving promissory note agreement with a principal amount of $30,000 with Fomentum, a North Carolina LLC under Mr. Dally's sole control (the "Fomentum Note"). The Fomentum Note had a maturity date of December 31, 2014 with an interest rate at 5% per annum, accrued monthly and added to principal. Fomentum advanced us a total of $27,061 for operating expenses under the Fomentum Note. We repaid the outstanding balance of the Fomentum Note, including interest, on June 3, 2014. The terms of the Fomentum Note were as favorable to us as those generally available from unaffiliated third parties. We lacked sufficient disinterested independent directors to approve the Fomentum Note at the time it was initiated.

On November 14, 2014, We granted Mr. Olander an option to purchase 8,000 shares of common stock as payment for the performance of advisory services. See the section titled "Groundfloor Options" for more information on the terms of these options. The terms of the transaction were as favorable to us as those generally available from unaffiliated third parties. We lacked sufficient disinterested independent directors to approve the transaction at the time it was carried out.

Pursuant to this Offering Circular, we are offering Participation Interests in connection with a potential $175,000 Loan to Destiny Development Corporation, an affiliate of Mr. Tuley, one of the Independent Directors, to fund the Project titled 590 Wentworth Dr. Acworth GA. See the section titled "The Participation Interests Covered by this Offering Circular" and the corresponding Loan Summary, which are attached and incorporated by reference into this Offering Circular, for the terms of, and additional information on, the Loan and the corresponding series of Participation Interests being offered under this Offering Circular in connection with 590 Wentworth Dr. Acworth GA. The decision to fund Destiny Development Corporation's Project was made by our Loan Committee with no special consideration given due to Mr. Tuley's relationship with us. See the section titled "Description of the Company's Business—How Our Platform Operates—Identification and Posting of Projects on Platform" for more information on how the Loan Committee evaluates Applications and selects Loans to be financed through our Platform. The decision of the Loan Committee was subsequently approved by Mr. Boehm, the only disinterested Independent Director currently serving on our Board of Directors. Because of Mr. Tuley's interest in the transaction, we lack sufficient disinterested Independent Directors to approve the Loan. The terms of the potential Loan to Destiny Development Corporation were determined in strict accordance with our proprietary Grading Algorithm (described in "Description of the Company's Business—Our Loans to Developers—Credit Risk and Valuation Assessment—Our Grading Algorithm" above) and, therefore, are as favorable to us as those generally available from unaffiliated third parties.

TRANSACTIONS WITH PROMOTERS

A majority of our Independent Directors that do not have an interest in the transaction must approve any loan or other material affiliated transaction involving its officers, directors and principal shareholders (collectively, the "Promoters"). We and our affiliates have never made and, except for Loans selected by our Loan Committee, approved by a majority of our disinterested Independent Directors, and covered by a duly qualified offering statement, do not intend to make, loans to, or loan guarantees on behalf of, the Promoters. Further, except as discussed above, we and our affiliates have not engaged in and do not intend to engage in material transactions with the Promoters.

Any material affiliated transactions entered into by us in the future will be made on terms that are no less favorable than those that can be obtained from unaffiliated third parties. In addition, all future material affiliated transactions, and any forgiveness of loans, will be subject to approval by a majority of our Independent Directors, in accordance with Section VI of NASAA's Statement of Policy Regarding Loans and Other Material Transactions.

In making the representations above, our officers, directors, and counsel (i) considered their diligence and assured that there is a reasonable basis for such representations, and (ii) considered whether to embody the representations in our charter or bylaws.

MANAGEMENT DISCUSSION AND ANALYSIS

You should read the following discussion in conjunction with our financial statements and the related notes and the section entitled "Description of the Company's Business" elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Overview

We maintain and operate our Platform for use by us and our subsidiaries to provide real estate development investment opportunities to the public.

Georgia Notes

To date, only Groundfloor GA has issued non-recourse, limited notes, referred to herein as Georgia Notes, through our Platform corresponding to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon our receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project's acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, the funds will be used to make payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the loan.

Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer or against us except for the investors' pro rata interest in any loan payments we receive from the developer. Real estate developers are charged origination and servicing fees (ranging from 2% to 4%of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

As of March 16, 2015, Groundfloor GA has issued Georgia Notes totaling approximately $1,080,000, funding a total of 23 commercial loans for real estate development. Loan sizes have ranged from $8,000 to $100,000, with an average loan size of $55,000. Georgia Notes have been sold to approximately 400 investors residing in Georgia, with many investors participating in at least two loans. To date, of the 23 loans funded, nine loans have been paid back in full, and 14 loans are currently outstanding. Of the 14 outstanding loans, all are current and we are not aware of any adverse or material issues with the underlying real estate projects. We have not experienced any adverse business developments in the course of our operations in Georgia.

The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively.

Offering of Participation Interests

Upon qualification of this Offering Circular by state and federal regulators, we will issue Participation Interests in distinct series, each series corresponding to a real estate development project financed by a commercial loan from us. Participation Interests will be issued in the minimum amount of $10 per unit. For more information on the Offering of the Participation Interests, see "Description of the Company's Business", "General Terms of the Participation Interests" and "The Participation Interests Covered by this Offering Circular" elsewhere in this Offering Circular.

We were originally organized as a North Carolina limited liability company under the name of

Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. Effective August 5, 2014, we changed our domiciliary state to Georgia under the name Groundfloor Finance Inc. The consolidated financial statements include the Company and our wholly-owned subsidiary, Groundfloor GA, which was created for the purpose of financing real estate properties in Georgia. Groundfloor GA did not commence principal operations until early 2014. As of March 16, 2015, we have facilitated the issuance of Georgia Notes corresponding to 23 loans made by Groundfloor GA since our launch in 2014.

Financial Position and Operating History

In connection with their audit for the period from January 28, 2013 (inception) through December 31, 2013, our auditors raised substantial doubt about our ability to continue as a going concern due to our loss from operations. To strengthen our financial position, we have continued to raise additional funds through convertible debt and equity offerings.

We have a limited operating history and have incurred a net loss since our inception. Our net loss was approximately $135,000 for the period from January 28, 2013 (inception) through December 31, 2013 and approximately $865,000 for the ten months ended October 31, 2014. We did not have any revenues in 2013. In 2014, we have earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by Groundfloor GA corresponding to the Georgia Notes. Through October 31, 2014, we have funded our operations primarily with proceeds from our convertible debt issuances, which are described below under "Liquidity and Capital Resources." Over time, we expect that the number of borrowers and lenders, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of Participation Interests described in this Offering Circular will not be used to directly finance our operations. We will use the proceeds from sales of Participations Interests exclusively to originate the Loans that correspond to the corresponding series Participation Interests sold to investors. However, we collect origination and servicing fees on Loans we are able to make to Developers, which we recognize as revenue. The more Loans we are able to fund through the proceeds of our offerings, the more fee revenue we will make. With increased fee revenue, our financial condition will improve. However, we do not anticipate this increased fee revenue to be able to support our operations through the next 12 months.

Our operating plan calls for a continuation of the current strategy of raising debt and equity financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2015. Our operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before we reach profitability. As of the date of this Offering Circular, we have raised roughly $475,000 of preferred stock in a planned $1,500,000 financing in order to fund operations over the next 12 months. Management anticipates we will close the remaining portion of this financing by the second quarter of 2015. See "Recent Events" below.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Offering Circular.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project's estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of our website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Share Based Compensation

We account for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations

	For the ten months ended October 31, 2014 (unaudited)	From Inception (January 28, 2013) to December 31, 2013 (audited)
Non-Interest Revenue:		
Origination Fees	$ 12,942	$ -
Servicing Fees	1,425	-
Non-Interest Revenue	14,367	-
Net Interest Income:		
Total Interest Income	13,376	-
Total Interest Expense	(13,376)	-
Net Interest Income	-	-
Total Net Revenue	14,367	-
Operating expenses:		
General and administrative	223,042	63,263
Regulatory	252,139	-
Sales and marketing	268,792	39,839
Development	75,072	28,203
Origination and servicing	10,979	-
Total Operating Expenses	**830,024**	**131,305**
Loss from operations	**(815,657)**	**(131,305)**
Interest expense	52,674	4,166
Net loss	**$ (868,331)**	**$ (135,471)**

Results of Operations

	For the ten months ended October 31, 2014	From Inception (January 28, 2013) to December 31, 2013 (audited)	$ Change	% Change
Total Net Revenue	$ 14,367	$ -	$ 14,367	100.0%
Operating Expenses	830,024	131,305	698,719	532.1%
Interest Expense	52,674	4,166	48,508	1,164.4%
Net Loss	$ (868,331)	$ (135,471)	732,860	541.0%

Net revenues were $14,367 for the ten months ended October 31, 2014. There were no revenues in 2013. We began principal operations in early March 2014 and, through October 31, 2014, facilitated nine developer loans in Georgia in the ten months ended October 31, 2014. Revenue was earned from origination and servicing fees related to these loans. These fees are determined by the term and credit risk of the developer loan and, as of October 31, 2014, ranged from 2% to 4% of the issued principal balances. The fees are deducted from the loan proceeds at the time of issuance.

Operating expenses were $830,024 for the ten months ended October 31, 2014, a 532.1% increase over the period from inception (January 28, 2013) to December 31, 2013 primarily due to higher compensation costs as we added more staff to support business growth, increased marketing expense and legal expenses related to regulatory filings.

Operating Expenses

	For the ten months ended October 31, 2014	From Inception (January 28, 2013) to December 31, 2013 (audited)	$ Change	% Change
Operating expenses:				
General and administrative	$ 223,042	$ 63,263	$ 159,779	252.6%
Regulatory	252,139	-	252,139	100.0%
Sales and marketing	268,792	39,839	228,953	574.7%
Development	75,072	28,203	46,869	166.2%
Origination and servicing	10,979	-	10,979	100.0%
Total Operating Expenses	$ 830,024	$ 131,305	698,719	532.1%

General and Administrative Expense

General and administrative expense consists primarily of salary expense for employees, rent expense and travel expense. General and administrative expenses for the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013 were $223,042 and $63,263, respectively, an increase of 252.6%. The increase was primarily due to substantial legal expense related to the preparation of regulatory filings and personnel-related expenses from the addition of five employees. We expect that general and administrative expenses will increase due to the planned investment in business infrastructure to support our growth and the additional expenses related to qualifying our offerings with the SEC and various state regulators, including the increased cost of compliance and increased audit fees resulting from required regulatory filings.

Regulatory Expense

Regulatory expense consists primarily of professional fees primarily related to legal and accounting fees.

Sales and Marketing Expense

Sales and marketing expense consists primarily of salary expense for our sales and marketing employees, public relations service provider fees, event marketing, online advertising promotions and marketing related travel expenses. Sales and marketing expenses for the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013 were $268,792 and $39,839, respectively, an increase of 574.7%.

The increase was primarily due to an increase in advertising and promotions costs related to investor and developer acquisition and an increase in personnel-related expenses from the addition of one marketing employee. We expect that sales and marketing expenses will increase due to the planned investment in investor and developer acquisition to support our growth.

Development Expense

Development expense consists primarily of salary expense for our development employees and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Development expense also includes non-capitalized hardware and software costs and depreciation and amortization expense on hardware and software assets. Development expenses for the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013 were $75,072 and $28,203, respectively, an increase of 166.2%. We expect that development expenses will increase due to the planned investments in our website and lending platform to support our technology infrastructure as we grow.

We began capitalizing website and internally developed software costs in August 2013. For the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013, we capitalized approximately $34,000 and $31,000 in software development costs, respectively.

Origination and Servicing Expense

Origination and servicing expense consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. Origination and servicing expenses for the ten months ended October 31, 2014 were $2,397. There were no origination and servicing expenses in 2013. We did not begin facilitating and servicing loans until 2014. We expect origination and servicing expenses to increase as our loan application and processing volume increases.

Liquidity and Capital Resources

The financial statements included in this Offering Circular have been prepared assuming that we will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

We incurred a net loss during the period from January 28, 2013 (inception) through December 31, 2013, and have an accumulated deficit as of December 31, 2013 of $135,471. Since its inception through October 31, 2014, we have financed our operations through debt financing from various sources. We are dependent upon raising additional capital or seeking additional debt financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient debt and equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the ten months ended October 31, 2014 (unaudited)	From Inception (January 28, 2013) to December 31, 2013 (audited)
Cash provided by (used in):		
Operating activities	$ (560,296)	$ (51,049)
Investing activities	(267,992)	(30,973)
Financing activities	1,108,359	169,855
Net increase in cash	**$ 280,071**	**$ 87,833**

Net cash used in operating activities for the ten months ended October 31, 2014 and from January 28, 2013 (inception) through December 31, 2013 was $560,296 and $51,049, respectively. Net cash used in operating activities funded salaries, expenses for contracted development and other professional service providers and expenses related to sales and marketing initiatives.

Net cash used in investing activities for the ten months ended October 31, 2014 and from January 28, 2013 (inception) through December 31, 2013 was $267,992 and $30,973, respectively. Net cash used in investing activities primarily represents acquisition of loans to developers and capitalization of software development costs related to our website and lending platform.

Net cash provided by financing activities for the ten months ended October 31, 2014 and from January 28, 2013 (inception) through December 31, 2013 was $1,108,359 and $169,855, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of our convertible notes and proceeds from the issuance of notes to investors through the lending platform.

From October to December 2013, we entered into convertible notes with investors for total proceeds of $165,000. The notes incurred interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). In the event of a Qualified Financing, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of our stock issued in the financing at a price per share equal to 75% of the price per share of the financing. In the event we did not consummate a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of our common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

From February to March 2014, we issued convertible notes to investors for total proceeds of $135,000. These convertible notes had the same terms as the convertible notes that were issued to investors in 2013 (collectively, the "2013 Convertible Notes"). The offering of 2013 Convertible Notes terminated on March 19, 2014. The 2013 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

From May to August 2014, we issued convertible notes to investors for total proceeds of $750,000 (the "2014 Convertible Notes"). The 2014 Convertible Notes had the same terms as the convertible notes 2013 Convertible Notes, with the exception of the conversion terms. The outstanding principal and all accrued but unpaid interest of the 2014 Convertible Notes would be automatically converted into shares of our stock issued in a Qualified Financing at a price per share equal to the lesser of 90% of the price per share of the financing or the price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. In the event we had not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of our common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. The offering of 2014 Convertible Notes terminated on August 7, 2014. The 2014 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

We have incurred losses since our inception, and we expect we will continue to incur losses for the foreseeable future. We require cash to meet our operating expenses and for capital expenditures. To date, we have funded our cash requirements with proceeds from our convertible note and preferred stock issuances. We anticipate that we will continue to incur substantial net losses as we grow our

Platform. We do not have any committed external source of funds. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

Recent Events

We recently issued and sold 91,259 shares Series Seed Preferred Stock, for total proceeds of $475,000, pursuant to the Series Seed Preferred Stock Purchase Agreement (the "Series Seed Purchase Agreement"), dated December 5, 2014 between us and the investors named therein (the "Series Seed Investors"). We expect to raise aggregate proceeds of $1.5 million through the sale of Series Seed Preferred Stock pursuant to the Series Seed Purchase Agreement, consisting of the initial closing on December 5, 2014 (the "Initial Closing") and one or more additional closings (together with the Initial Closing, the "Series Seed Financing"). In connection with the Series Seed Financing, we also entered into an Investors' Rights Agreement (the "Investors' Rights Agreement") with the Series Seed Investors and certain holders of our common stock (the "Key Holders").

In addition, at the Initial Closing (and notwithstanding the definition of Qualified Financing applicable to the conversion terms of the 2013 Convertible Notes and of the 2014 Convertible Notes (collectively, the "Convertible Notes")), the entire unpaid principal and interest outstanding under the Convertible Notes converted into 276,391 additional shares of Series Seed Preferred Stock at the Initial Closing pursuant to the terms of that certain Note Conversion Agreement, dated December 5, 2014 between the Company and each of the holders of the Convertible Notes.

The shares of Series Seed Preferred Stock are being offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

Plan of Operation

At this time, our operations are limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. Upon qualification of this Offering Circular by state and federal regulators, we will be able to issue up to $880,000 in Participation Interests in eight states and the District of Columbia. With this increased geographic footprint, we expect that the number of borrowers and corresponding investors, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

Prior to qualification of this Offering Circular and subsequent to qualification as the volume of our loans and corresponding offerings increase, we plan to continue the current strategy of raising debt and equity financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2015. Future debt and equity offerings by us will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. Going forward, we expect to complete additional equity financing before the end of 2014. We plan to continue raising smaller amounts of debt and convertible debt financing in the interim. We expect to hire more staff to support our expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

GENERAL TERMS OF THE PARTICIPATION INTERESTS

We will issue the Participation Interests in distinct series, each corresponding to a Project and Loan described in more detail in "The Participation Interests Covered by this Offering Circular" below. See also the corresponding Loan Summaries and the form of Participation Agreement, which are attached and incorporated by reference into this Offering Circular. A Participation Interest is an undivided fractional interest in the economic return on the corresponding Loan. Participation Interests will be issued in the minimum amount of $10 per unit. Your rights and obligations as a holder of Participation Interests and our rights and obligations with respect thereto are governed by the Investor Agreement and, more particularly, the Participation Agreement (which also governs the purchase and sale of the Participation Interests). The standard form of Participation Agreement is attached as an Exhibit to the Form 1-A. The Participation Agreement applicable to a particular series of Participation Interests being offered hereby is available by hyperlink on the corresponding Project Listing.

Participation Interest Payments and Term

Payment on each series of Participation Interests will be dependent upon our receipt of any cash payment of principal, accrued interest or prepayment premium (if any) under the Loan Agreement (each a "Loan Payment") governing the corresponding Loan. Upon receipt of any Loan Payment, we will promptly pay to each holder of that series of Participation Interests an amount equal to the "participation percentage" (determined by dividing the price paid for the Participation Interest by the principal amount of the corresponding Loan) of such Loan Payment, subject to any costs and expenses that we retain pursuant to its terms (the "Participation Interest Payment"). Payment schedules for each series of Participation Interests correspond to the repayment schedule of the corresponding Loan. Typically, repayment is made either as a balloon payment at maturity or interest only on a monthly/quarterly basis, with the principal amount paid at maturity. All Loans with a maturity date of less than one year are structured on a balloon repayment schedule.

All Participation Interest Payments shall be made directly to your funding account. We expect to complete all Participation Interest Payments within five business days of receipt of the Loan Payments.

We have no obligation to make any payments on the Participation Interest unless, and only to the extent that, we have received payments (or applications) on the corresponding Loan. The Participation Interest Payments will be made in U.S. dollars. Except for Loan Payments, you are not entitled to receive any amounts payable by the Developer to, or received by, us with respect to the Loan Documents (including without limitation any fees we receive in connection with the Loan Documents or any reimbursement of expenses), nor shall you have any rights with respect to the Loan Documents except as expressly provided in the Participation Agreement. Any taxes due and payable on any Participation Interest Payments are your sole responsibility; you agree to reimburse us promptly for any such taxes paid by us.

The Participation Agreement provides that such agreement and all of the series of Participation Interests corresponding to the underlying Project and Loan will automatically terminate upon payment of all amounts owed under the terms of the Participation Agreement, including upon the discharge or cancellation of any remaining Loan Payments. As a result, we expect the term of each Participation

Agreement and the corresponding series of the Participation Interests to correspond to the maturity date (including any extensions we grant to Developers) of the corresponding Loan, unless such Loan is discharged or cancelled prior to that time.

Reversal of Payments

If, after we have paid your Participation Percentage of any Loan Payment we received, such Loan Payment is rescinded or must otherwise be returned or must be paid over by us to the Developer or any other person (whether pursuant to any bankruptcy law or otherwise), you have agreed, at our request, to promptly pay back to us the Participation Percentage of the payment so returned or paid over, together with the Participation Percentage of any interest or other amount required to be paid by us with respect to such payment or application.

Relationship of the Parties

The Participation Agreement sets forth the relationship between us with respect to each series of Participation Interests you are purchasing. Our duties to you are limited to those obligations explicitly set forth in the Participation Agreement, and we assume no other duties, fiduciary or otherwise, to you.

Pursuant to the terms of the Participation Agreement, you and we agree that (i) we may sell other participations in the Loan Documents from time to time; (ii) you will be considered the legal and equitable owner of the Participation Interest for all purposes; (iii) you will look only to the Developer for repayment of the Loan Principal, interest accrued thereon, and any applicable prepayment premium; and (iv) you have no interest in any other property of the Developer or any other person taken as security or guaranty for the Loan Documents or in any property in our possession or control, provided that, if any such property (or the proceeds thereof) are applied as Loan Payments, you are entitled to share in such application to the extent of your Participation Percentage.

You are the legal and equitable owner of the rights, privileges and remedies applicable to the Participation Interest under the Loan Documents, provided that all such rights, privileges and remedies shall be exercised solely through us or our representatives, and you will have no direct recourse in respect of the Loan Documents to the Developer or any other person.

The Participation Agreement provides that neither we nor any of our members, managers, officers, directors, employees, affiliates or agents shall be liable for any action lawfully taken or any failure to act by us or them or any error in judgment with respect to any transaction relating to any of the Loan Documents, except for our or their gross negligence or willful misconduct. We make no representations or warranties, express or implied, and assume no liability or responsibility to you with respect to: (a) the financial condition or continued solvency of a Developer or any of its affiliates; (b) the ability of a Developer to make the payments contemplated by the Loan Documents; or (c) the accuracy, value, collectability, genuineness, legality, enforceability, sufficiency, validity, and/or the due execution of any of the Loan Documents, or any certificate, report, underwriting materials or other document or instrument used under or in connection with any of the Loan Documents.

Ranking

The Participation Interests will be unsecured special, limited obligations of the Company. You will not have any recourse against us unless, and then only to the extent that, we have failed to pay your Participation Interest Payment or have otherwise breached a covenant of the Participation Agreement. We will be obligated to make payments on the Participation Interests only if and to the extent we receive Loan Payments from the Developer on the corresponding Loan. In the event of a bankruptcy or similar proceeding of the Company, the relative rights of the holder of a Participation Interest as compared to the holders of our other unsecured indebtedness with respect to payment from the proceeds of the Loan repayment or other assets of the Company is uncertain. See "Risk Factors— Risks Related to the Company and our Platform—If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Participation Interests could be uncertain, and the recovery, if any, of a holder of a Participation Interest may be substantially delayed and substantially less than the amounts due and to become due on the Participation Interest" and "Risk Factors—In a bankruptcy or similar proceeding of the Company, there may be uncertainty regarding the rights of a holder of a Participation Interest, if any, to access funds in your funding account."

Unsecured Obligations

The Participation Interests are unsecured obligations of the Company. We expect to take out a lien on the real estate underlying the Project to secure the Developer's Loan obligations to us; however, purchasers of the corresponding series of Participation Interests will not have any recourse against the Developer or against us except for the purchasers' pro rata interest in Loan Payments we receive from the Developer.

Prepayments

To the extent that a Developer prepays a Loan, holders of Participation Interests related to that Loan will be entitled to receive their pro rata shares of the prepayment. Developers may prepay Loans without penalty.

Notice of Default

We will handle all transactions under the Loan Documents in the ordinary course of business in accordance with our usual practices. We will use commercially reasonable efforts to give you notice of any event of default under the Loan Documents by the Developer of which we have received written notice from the Developer or of which we have actual knowledge and which, in our judgment, materially affects the interest of the holder of the Participation Interests; provided that neither we nor any of our members, managers, officers, directors, employees, affiliates or agents will be liable for any failure to give any such notice. Our failure to give any such notice shall not affect any of your duties and obligations under the Participation Agreement.

Modification and Enforcement of Loan Documents

Except as provided below, we will have the exclusive right in our name alone and in our sole discretion (i) to give or withhold waivers, consents, extensions, or compromises in connection with the Loan Documents, or to amend or modify the Loan Documents; (ii) to take or refrain from taking action in connection with the handling, realizing upon, exercise of remedies, or enforcing with respect to the Loan Documents; (iii) to control the prosecution and defense of any action, claim, or demand of any kind that shall be asserted against either us or a holder of Participation Interests, or both, directly or indirectly relating to any transaction in respect of any of the Loan Documents; and (iv) while an event of default exists under the Loan Documents, to sell all or any portion of our rights, title and interest to any person under the Loan Documents, whether at, below or above par, in accordance with the terms of the Participation Agreement. Except as provided below, and without limiting the generality of the foregoing, if an event of default under the Loan Documents occurs which is not waived by us or cured within any applicable grace period, we may, at our sole option, exercise or refrain from exercising any rights or remedies we may have or take any other action with respect to the Loan Documents, including enforcing a security interest in the assets pledged to secure the Loan Payments, or otherwise available to us.

Except as provided below, at no time shall we be under any duty to enforce any rights, remedies, powers, or privileges with respect to any enforcement of the obligations of the Developer under any of the Loan Documents, and we will not be compelled to do any act or to take any action toward the exercise or enforcement of the powers created by the Participation Agreement or any of the Loan Documents or to prosecute or defend any suit in respect thereof.

Notwithstanding the foregoing, we agree to use commercially reasonable efforts to pursue, either directly or through our representatives, (x) the collection of any amounts owing to us under the Loan Documents (to the extent constituting Loan Payments), and (y) the exercise of our remedies upon a breach of the Loan Documents, in each case to the extent warranted in our business judgment and consistent with reasonable commercial standards of fair dealing. In no event shall we be obligated to pursue collection or enforcement if in our business judgment the reasonable costs and expenses thereof will exceed the aggregate Loan Payments reasonably recoverable or realizable.

Liquidation Proceeds, Costs, and Expenses

The Participation Agreement provides that any and all payments and repayments received by us or the holder of Participation Interests in connection with any exercise of remedies with respect to the Loan Documents (collectively, the "Liquidation Proceeds") shall be applied (i) first, to all costs and expenses of any nature whatsoever incurred by us for the maintenance, preservation, defense, protection, sale, other disposition, collection, and enforcement of the Loan Documents, including without limitation (a) court costs and reasonable attorneys' fees, expenses, and disbursements and (b) any costs and expenses described in the following paragraph (collectively, the "Liquidation Costs"), (ii) second, to any prepayment premium owed by the Developer under the Loan Documents, (iii) third, to accrued and unpaid interest owed by the Developer under the Loan Documents, and (iv) fourth, to the outstanding Loan Principal. The Liquidation Proceeds other than the Liquidation Costs shall be shared pro rata among the holders of the series of Participation Interests in accordance with their respective Participation Percentages.

If we are sued or threatened with suit as the result of any transaction in respect of any of the Loan Documents, or in the event that any action, claim, or demand of any kind is asserted against us, directly or indirectly relating to such transaction, then, and in any such event, all moneys paid in satisfaction or compromise of such suit, claim, action, or demand and any expenses, costs, and attorneys' fees paid or incurred in connection therewith will be for your account in accordance with your Participation Percentage.

Denominations, Form and Registration

We will issue the Participation Interests only in registered form and only in electronic form. This means that each Participation Interest will be stored on our Platform. You can view a record of the Participation Interests you own and the form of your Participation Agreement online and print copies for your records by visiting your secure, password-protected webpage (referred to as the "Investor Dashboard" in the "My Account" section of our Platform). We will not issue certificates for the Participation Interests. Investors will be required to hold their Participation Interests through our Platform's electronic Participation Interest register.

We will treat the investors in whose names the Participation Interests are registered as the owners thereof for the purpose of receiving payments and for all other purposes whatsoever with respect to the Participation Interests.

Date of this Offering Circular: March 16, 2015

No Public Market

The Participation Interests do not contain any provision restricting their transferability, other than a requirement that any transferee register as an investor with us, and such transferee agrees to the terms of the Investor Agreement and the Participation Agreement governing such series of Participation Interests. However, the Participation Interests will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their Participation Interests. There is no public market for the Participation Interests, and none is expected to develop. Accordingly, you may be required to hold your Participation Interests to maturity. Certain states, including California and Texas, also impose additional statutory restrictions on secondary trading of the Participation Interests purchased in the Offering, which may further restrict the transferability of the Participation Interests. Prospective investors are urged to consult their own legal advisors with respect to secondary trading in the Participation Interests.

THE PARTICIPATION INTERESTS COVERED BY THIS OFFERING CIRCULAR

This Offering Circular relates only to the offer and sale of the six separate series of Participation Interests corresponding to the same number of Projects for which we intend to extend Loans. Each series of Participation Interest is denominated by the corresponding Project's name. As discussed in more detail below, the following table identifies certain information for each series of Participation Interests being offered pursuant to this Offering Circular, with additional details set forth in a corresponding Loan Summary attached to this Offering Circular. This information, along with additional resources and information about each of the corresponding Projects, can also be accessed through the corresponding Project Listing on our Platform.

The table below identifies general information about each Project (including the name of the Developer, the purpose for the Loan and the address/location of the Project). It also summarizes the specific terms of the Loan (and of the corresponding series of Participation Interests we are offering under this Offering Circular), including the principal amount of the Loan, the letter grade and interest rate fixed for such Loan (both of which are derived through our proprietary Grading Algorithm), the term of the Loan, the manner of repayment, the loan position (i.e., whether we will hold a first or second tier security interest on the Loan) and whether financing the Loan (and completion of the sale of the corresponding series of Participation Interests) is subject to any conditions.

Project (Series) Name: 7415 Raton St, Houston, TX 77055	
General Information:	**Details of Loan:**
• Developer: Chris Costanzo/Bucos Investments, LLC • Purpose for Loan: New Construction • Address/Location of Project: GA7415 Raton St, Houston, TX 77055	• Loan Principal: $250,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: Lot 50 Dawson Forest Manor Dawsonville, GA	
General Information:	**Details of Loan:**
• Developer: Woodbridge Homebuilders • Purpose for Loan: New Construction • Address/Location of Project: Lot 50 Dawson Forest Manor, Dawsonville, GA 30534	• Loan Principal: $165,000 • Interest Rate: 13.4% and Grade: C • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 724 49th Pl NE Washington, D.C.	
General Information:	**Details of Loan:**
• Developer: Rick Lung/DMV Homes • Purpose for Loan: New Construction • Address/Location of Project: 724 49th Pl NE, Washington, D.C. 20019	• Loan Principal: $130,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 1662 Kramer St NW Washington, D.C.	
General Information:	**Details of Loan:**
• Developer: Rick Lung/DMV Homes • Purpose for Loan: New Construction • Address/Location of Project: 1662 Kramer St NW, Washington, D.C. 20002	• Loan Principal: $140,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 1980 English Ln Atlanta, GA	
General Information:	**Details of Loan:**
• Developer: Summit & Crowne Partners • Purpose for Loan: Renovation • Address/Location of Project: 1980 English Ln, Atlanta, GA 30337	• Loan Principal: $115,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Date of this Offering Circular: March 16, 2015

<table>
<tr><th colspan="2">Project (Series) Name: 514 W. Ontario Ave SW Atlanta, GA</th></tr>
<tr><td>General Information:</td><td>Details of Loan:</td></tr>
<tr><td>Developer: John Mangham/Armistead Holdings, LLC
Purpose for Loan: Renovation
Address/Location of Project:
514 W. Ontario Ave SW, Atlanta, GA 30310</td><td>Loan Principal: $80,000
Interest Rate: 9.6% and Grade: B
Term and Repayment Terms:
12 months – Balloon payment
Loan Position: First Lien</td></tr>
<tr><td colspan="2">Financing Conditions:</td></tr>
<tr><td colspan="2">Receipt of clean title search. Title insurance obtained in connection with closing the Loan.</td></tr>
</table>

PLAN OF DISTRIBUTION

The Participation Interests to be issued and sold in connection with this Offering shall be offered by us through our Platform. We are not using a selling agent or finder in connection with this Offering. We will use our website as an online portal and information management tool in connection with the Offering.

We will offer Participation Interests under this Offering Circular until the earlier of (i) the closing on all of the series of Participation Interests covered by this Offering Circular, (ii) one year from the date this Offering begins, or (iii) a date prior to one year from the date this Offering begins that we so determine. The Offering of each particular series of Participation Interests will commence promptly after the date this Offering Circular becomes effective.

Each offering of a series of Participation Interests remains open for such period of time as we may determine at the time the offering is posted on our Platform. We refer to this as the Offering Period. We currently plan to keep Offerings open for 30 days (unless the Offering of a particular series of Participation Interests is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors) up to a maximum of 45 days. We will notify investors who have committed funds to a Project of any such extension by email and will post a notice of the extension on our Platform. A commitment to purchase Participation Interests becomes irrevocable following expiration of the Withdrawal Period. Commitments to purchase Participation Interests made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. If the Offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available in their funding accounts.

This Offering Circular (including the Loan Summaries and the Participation Agreements corresponding to the Projects being offered hereby) will be furnished to prospective investors via electronic PDF format and will be available for viewing and download 24 hours per day, seven days per week on our Platform.

In order to subscribe to purchase the Participation Interests, a prospective investor must electronically sign and deliver the Investor Agreement, including the Terms and Conditions, agree to the

Terms of Service and the Privacy Policy, and electronically sign and deliver the Participation Agreement relating to that particular series of Participation Interests.

We reserve the right to reject any investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective investor's subscription is rejected, all funds received from such investors will be released and made available in such investor's funding account without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we may use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Participation Interests, these materials will not give a complete understanding of this Offering, the Company or the Participation Interests and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Participation Interests.

USE OF PROCEEDS

We will use the proceeds of each offering of a series of Participation Interests to fund the Loan to a Developer that we are originating directly. This Offering currently covers Participation Interests for six Loans that will be applied toward acquisition and/or renovation or construction costs for the same number of Projects. In the future, we may also provide bridge financing arrangements for projects that have completed construction, where the proceeds from our Loan are used toward the refinancing of other term debt or equity. See "Description of the Company's Business" for a more detailed discussion of the types of Projects funded by the Loans.

The table below lists the six Projects covered by this Offering Circular for which we are offering separate series of Participation Interests. Each series of Participation Interest is denominated by the corresponding Project's name.

Project (Series)	**Principal Loan Size**
GA7415 Raton St, Houston, TX 77055	$250,000
Lot 50 Dawson Forest Manor Dawsonville, GA	$165,000
724 49th Pl NE Washington, D.C.	$130,000
1662 Kramer St NW Washington, D.C.	$140,000
1980 English Ln Atlanta, GA	$115,000
514 W. Ontario Ave SW Atlanta, GA	$80,000
Total	**$880,000**

We will administer each Loan. Upon completion of the offering of a particular series of Participation Interests, the Loan Proceeds of the corresponding Loan not advanced to Developers remain in the Developer FBO Account until disbursed pursuant to the terms of the underlying Loan Agreement. We do not earn interest on the amounts held in the Developer FBO accounts that are not distributed to borrowers. We typically disburse amounts to the Developer from time to time as Draws in accordance with the budget and/or Draw schedule outlined in the underlying Loan Agreement.

We will not use the proceeds of the offering of a series of Participation Interests for any purpose other than to fund the corresponding Loan (except for any fees owed to us by the Developer, to the extent such fees have been included in the Loan Principal). No amounts will be used as our working capital or to discharge any of our indebtedness.

FEDERAL TAX ASPECTS

The following discussion sets forth the material U.S. federal income tax considerations generally applicable to purchasers of the Participation Interests. This discussion is based on the Internal Revenue Code, Treasury regulations promulgated thereunder ("Treasury Regulations"), administrative pronouncements of the U.S. Internal Revenue Service ("IRS") and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis and could affect the U.S. federal income tax consequences described below.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a particular Participation Interest holder's circumstances and does not discuss any aspect of U.S. federal tax law other than income taxation or any state, local or non-U.S. tax consequences of the purchase, ownership and disposition of the Participation Interests. This discussion applies only to investors who hold the Participation Interests as capital assets within the meaning of the Internal Revenue Code (generally, property held for investment). This discussion does not address U.S. federal income tax considerations applicable to Participation Interest holders that may be subject to special tax rules, such as:

- securities dealers or brokers, or traders in securities electing mark-to-market treatment;
- banks, thrifts or other financial institutions;
- insurance companies;
- regulated investment companies or real estate investment trusts;
- tax-exempt organizations;
- persons holding Participation Interests as part of a "straddle," "hedge," "synthetic security" or "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment;
- partnerships or other pass-through entities;
- persons subject to the alternative minimum tax;
- certain former citizens or residents of the United States;
- non-U.S. Holders (as defined below); and
- "U.S. Holders" (as defined below) whose functional currency is not the U.S. dollar.

As used herein, a "U.S. Holder" is a beneficial owner of Participation Interests that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Internal Revenue Code) are authorized to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person. A "Non-U.S. Holder" is any beneficial owner of a Participation Interest that, for U.S. federal income tax purposes, is not a U.S. Holder and that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Participation Interests, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partnership holding Participation Interests, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Participation Interests by the partnership.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PARTICIPATION INTERESTS IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PARTICIPATION INTERESTS BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Taxation of the Participation Interests in General

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Participation Interests or instruments similar to the Participation Interests for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Participation Interests as our debt instruments that have original issue discount ("OID") for U.S. federal income tax purposes. This means that for U.S. federal income tax purposes (and for purposes of this discussion) the Participation Interests would be treated as debt with an interest rate equal to the interest rate of the underlying Loan. Where required, we intend to file information returns with the IRS in accordance with such treatment unless there is a change or clarification in the law, by regulation or otherwise, that would require a different characterization of the Participation Interests.

You should be aware, however, that the IRS is not bound by our characterization of the Participation Interests and the IRS or a court may take a different position with respect to the Participation Interests' proper characterization. For example, the IRS could determine that, in substance, each Participation Interest holder owns a proportionate interest in the corresponding Loan for U.S. federal income tax purposes or, for example, the IRS could instead treat the Participation Interests as a different financial instrument (including an equity interest or a derivative financial instrument). Any different characterization could significantly affect the amount, timing, and character of income, gain or loss recognized in respect of a Participation Interest. For example, if the Participation Interests are treated as our equity, (i) we would be subject to U.S. federal income tax on income, including interest, accrued on the corresponding Loan but would not be entitled to deduct interest or OID on the

Participation Interests, and (ii) payments on the Participation Interests would be treated by the holder for U.S. federal income tax purposes as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends-received deduction) to the extent of our earnings and profits as computed for U.S. federal income tax purposes.

A different characterization may significantly reduce the amount available to pay on the Participation Interests. You are strongly advised to consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership, and disposition of the Participation Interests (including any possible differing treatments of the Participation Interests).

The following discussion assumes that the Participation Interests will be treated as our debt instruments that have OID for U.S. federal income tax purposes. Unless otherwise specified, the following discussion assumes that the Participation Interests will not be subject to the rules governing contingent payment debt instruments.

Taxation of Payments on the Participation Interests

You will generally be required to accrue OID income as ordinary interest income for U.S. federal income tax purposes, regardless of your regular method of tax accounting. If you hold a Participation Interest with respect to a corresponding Loan that has a maturity date of more than one year, you will be required to accrue OID income as ordinary interest income under a "constant yield method." Under this treatment, if a payment on a Participation Interest is not made in accordance with the payment schedule in respect of the corresponding Loan (for example, because of a late payment on the corresponding Loan), you will be required to include an amount of OID in taxable income as interest even if you have not received the actual payment from the corresponding Loan.

The Treasury Regulations governing OID provide special rules for determining the amount and accrual of OID for debt instruments that provide for one or more alternative payment schedules applicable upon the occurrence of contingencies. If the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and based on all the facts and circumstances as of the issue date, a single payment schedule for a debt instrument, including the stated payment schedule, is significantly more likely than not to occur, the amount and accrual of OID is determined based on that payment schedule. In addition, under the applicable Treasury Regulations, remote and/or incidental contingencies may generally be ignored. A contingency relating to the amount of a payment is incidental if, under all reasonably expected market conditions, the potential amount of the payment is insignificant relative to the total expected amount of the remaining payments on the debt instrument. A contingency relating to the timing of a payment is incidental if, under all reasonably expected market conditions, the potential difference in the timing of the payment is insignificant.

The Participation Interests provide for one or more alternative payment schedules because we are obligated to make payments on a Participation Interest only to the extent that we receive payments on the corresponding Loan. The payment schedule for each Participation Interest provides for payments of principal and interest on the Participation Interest in accordance with the payment schedule for the corresponding Loan. In addition to scheduled payments, we will prepay a Participation Interest to the extent that a Developer prepays the Loan corresponding to the Participation Interest, and we will pay late fees (if any) collected on a corresponding Loan to the holders of the corresponding Participation Interest. Notwithstanding such contingencies, we intend to use the payment schedule of a Participation Interest to determine the amount and accrual of OID on the Participation Interest because we believe that a Participation Interest is significantly more likely than not to be paid in accordance with such payment schedule and/or the likelihood of nonpayment, prepayment or late payment on the Loan corresponding to such Participation Interest will be remote or incidental. If in the future we determine that the previous sentence does not apply to a Participation Interest, we anticipate that we will be required to determine the amount and accrual of OID for such Participation Interest pursuant to the rules applicable to contingent payment debt instruments, which are described below, and we shall so notify you.

OID on a Participation Interest will equal the excess of the Participation Interest's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a Participation Interest includes all payments of principal and stated interest on the Participation Interest under the payment schedule of the Participation Interest. The issue price of a Participation Interest will generally equal the principal amount of a Participation Interest.

The amount of OID includible in income for a taxable year is the sum of the "daily portions" of OID with respect to the Participation Interest for each day during the taxable year in which the holder held the Participation Interest. The daily portion of OID is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the product of such Participation Interest's adjusted issue price at the beginning of the accrual period and its yield to maturity (properly adjusted for the length of the period). We intend to use 30-day accrual periods. The adjusted issue price of a Participation Interest at the beginning of any accrual period should be its issue price, increased by the aggregate amount of OID previously accrued with respect to the Participation Interest and decreased by any payments of principal and interest previously made on the Participation Interest. A Participation Interest's yield to maturity should be the discount rate that, when used to compute the present value of all payments of principal and interest to be made on the Participation Interest under the payment schedule of the Participation Interest, produces an amount equal to the issue price of such Participation Interest.

If a Participation Interest is paid in accordance with its payment schedule, the amount of OID includible in income is anticipated to be based on the stated interest rate of the Loan corresponding to the Participation Interest. As a result, you will generally be required to include an amount of OID in income that is equal to the amount of stated interest paid on the Loan corresponding to the Participation Interest. Cash payments of interest and principal under the payment schedule on the Participation Interests will not be separately included in income, but rather will be treated first as payments of previously accrued but unpaid OID and then as payments of principal.

Sale, Retirement or Other Taxable Disposition of Participation Interests

Upon the sale, retirement or other taxable disposition of a Participation Interest, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, retirement or other taxable disposition and your adjusted tax basis in the Participation Interest. In general, your adjusted tax basis in the Participation Interest will equal your cost for the Participation Interest, increased by any OID and market discount previously included in gross income by you, as discussed below, and reduced by any payments previously received by you in respect of the Participation Interest.

Except as discussed below with respect to a Participation Interest subject to rules governing market discount or contingent payment debt instruments, your gain or loss on the taxable disposition of the Participation Interest generally will be long-term capital gain or loss if the Participation Interest has been held for more than one year and short-term otherwise. The deductibility of capital losses is subject to limitations.

Prepayments

If we prepay a Participation Interest in full, the Participation Interest will be treated as retired, and, as described above, you will generally have gain or loss equal to the difference, if any, between the amount realized upon the retirement and your adjusted tax basis in the Participation Interest. If we prepay a Participation Interest in part, a portion of the Participation Interest will be treated as retired. Generally, for purposes of determining (i) your gain or loss attributable to the portion of the Participation Interest retired and (ii) your OID accruals on the portion of the Participation Interest remaining outstanding, the adjusted issue price, your adjusted tax basis, and the accrued but unpaid OID of the Participation Interest, determined immediately before the prepayment, will be allocated between the two portions of the Participation Interest based on the portion of the Participation Interest that is treated as retired. The yield to maturity of a Participation Interest is not affected by a partial prepayment.

Late Payments

As discussed above, any late fees collected on the Loan corresponding to your Participation Interest will generally be paid to you. We anticipate that any late fees paid will be insignificant relative to the total expected amount of the remaining payments on the Participation Interest. In such case, any late fees paid to you should be taxable as ordinary income at the time such fees are paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Nonpayment of Loan Corresponding to Participation Interest – Automatic Extension

In the event that we do not make scheduled payments on a Participation Interest as a result of nonpayment by the Developer on the corresponding Loan, you must continue to accrue and include OID on a Participation Interest in taxable income until the termination of the Participation Interests. Solely for purposes of the OID rules, the Participation Interest may be treated as retired and reissued on the scheduled payment date for an amount equal to the Participation Interest's adjusted issue price on that date. As a result of such reissuance, the amount and accrual of OID on the Participation Interest may change. At the time of the deemed reissuance, due to nonpayment by the Developer, we may not be able to conclude that it is significantly more likely than not that the Participation Interest will be paid in accordance with one payment schedule and/or that the likelihood of future nonpayment, prepayment, or late payment by the Developer on the Loan corresponding to such Participation Interest will be remote or incidental. Accordingly, the Participation Interest may become subject to the contingent payment debt instrument rules (which are discussed in more detail below). In addition, in the event that the term of a Participation Interest is extended past the corresponding Loan's original maturity date because amounts remain due and payable on the initial maturity date by the Developer on the Loan corresponding to the Participation Interest, the Participation Interest likely will be treated as reissued and become subject to the contingent payment debt instrument rules. If we determine that a Participation Interest is subject to the contingent payment debt instrument rules as a result of such a reissuance, we will notify you and provide the projected payment schedule and comparable yield.

If collection on a Participation Interest becomes doubtful, you may be able to stop accruing OID on the Participation Interest. Under current IRS guidance, it is not clear whether you may stop accruing OID if scheduled payments on a Participation Interest are not made. You should consult your own tax advisor regarding the accrual and inclusion of OID in income when collection on a Participation Interest becomes doubtful.

Losses as a Result of Worthlessness

In the event that a Participation Interest becomes wholly worthless, if you are an individual and you did not acquire the Participation Interest as part of your trade or business, you should generally be entitled to deduct your loss on the Participation Interest as a short-term capital loss in the taxable year the Participation Interest becomes wholly worthless. The portion of your loss attributable to accrued but unpaid OID may be deductible as an ordinary loss, although such treatment is not entirely free from doubt. Under Section 166 of the Code, if you are a corporation, or if you are an individual and you acquired your Participation Interest as part of a trade or business, you should generally be entitled to deduct any loss sustained during the taxable year on account of a Participation Interest becoming wholly or partially worthless as an ordinary loss. You should consult your own tax advisor regarding the character and timing of losses attributable to Participation Interests that become worthless in whole or in part.

Potential Characterization as Contingent Payment Debt Instruments

Although we believe our intended treatment of a Participation Interest as our debt instrument that is not subject to the contingent payment debt instrument rules is reasonable, our position is not binding on the IRS or the courts, and we cannot predict what the IRS or a court would ultimately decide with respect to the proper U.S. federal income tax treatment of the Participation Interests. Accordingly, there exists a risk that the IRS or a court could determine that the Participation Interests are "contingent payment debt instruments" because payments on the Participation Interests are linked to performance on the corresponding Loan. If the Participation Interests are characterized as contingent payment debt instruments, or, in the future, if we conclude that a Participation Interest is subject to the contingent payment debt instrument rules, the Participation Interests would be subject to special rules applicable to contingent payment debt instruments. If these rules were to apply, you would generally be required to accrue interest income under the noncontingent bond method. Under this method, interest would be taken into account whether or not the amount of any payment was fixed or determinable in the taxable year. The amount of interest that would be taken into account would generally be determined based on a hypothetical noncontingent bond, which is based on a "comparable yield" (generally, a hypothetical yield to be applied to determine interest accruals with respect to the Participation Interest, and which can be no less than the applicable federal rate) and a "projected payment schedule" (generally, a series of projected payments, the amount and timing of which would produce a yield to maturity on that Participation Interest equal to the comparable yield). Based on the comparable yield and the projected payment schedule, you will generally be required to accrue as OID the sum of the daily portions of interest for each day in the taxable year that you held the Participation Interest, adjusted to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Participation Interest. The daily portions of interest are determined by allocating to each day in an accrual period the ratable portion of interest that accrues in such accrual period. The amount of interest you may accrue under this method could be higher or lower than the stated interest rate on the Loan corresponding to your Participation Interests. In addition, any gain recognized on the sale, exchange or retirement of your Participation Interest will generally be treated as ordinary interest income, and any loss will be treated as ordinary loss to the extent of prior OID inclusions, and then as capital loss thereafter.

Short-Term Participation Interest

The following discussion applies to Participation Interests in which the corresponding Loan has a maturity of one year or less from the date of issue ("Short-Term Participation Interests"). There are special rules that address the U.S. federal income taxation of Short-Term Participation Interests of which you should be aware. These rules are not entirely clear in all situations. Accordingly, you are strongly advised to consult your own tax advisor with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of Short-Term Participation Interests.

In general, the Treasury Regulations provide that, in the case of a debt instrument with a maturity date of one year or less, no payments of interest are considered qualified stated interest. This means that a Short-Term Participation Interest is treated as having OID equal to the excess of the total payments on the obligation over its issue price. In general, if you are a cash method taxpayer, you should not be required to recognize interest income until actual or constructive receipt of payment, unless you elect to accrue OID in income on a current basis under either a straight-line or a constant yield method. If you do not elect to currently include accrued OID in income, you will not be allowed to deduct any of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry the Participation Interest (in an amount not exceeding the deferred income), and instead you will be required to defer deductions for such interest until the deferred income is realized upon the termination of the Participation Interest or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you elect to include accrued OID in income on a current basis, the limitation on the deductibility of interest will not apply. Upon disposition of a Short-Term Participation Interest, you will be required to characterize some or all of the gain realized on a sale, exchange or retirement of the Participation Interest as ordinary income. The amount characterized as ordinary income upon such disposition will generally equal an amount of OID that would have accrued under a straight-line basis or, if you so elect, an amount of OID that would have accrued under a constant yield method. If you are an accrual method taxpayer, you will generally be required to accrue OID in income on a current basis on either a straight-line basis or, at your election, under the constant yield method based on daily compounding. In addition, while there are special rules that address the U.S. federal income taxation of notes that have a maturity date of more than one year and that provide for one or more contingent payments, those rules generally do not apply to short-term obligations. Accordingly, the U.S. federal income taxation of short-term obligations that provide for contingent payments is not entirely clear. You should consult your own tax advisor regarding the U.S. federal income tax consequences if Short-Term Participation Interests are considered short-term obligations that provide for U.S. contingent payments.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain payments on a Participation Interest (including interest and discount) and on proceeds of the sale of a Participation Interest if you are not an exempt recipient (such as a corporation). In addition, backup withholding (currently at a 28% rate) may apply to payments made to you if (i) you do not furnish or you have failed to provide your correct taxpayer identification number, (ii) we have been instructed by the IRS to backup withhold because of under-reporting (generally meaning that the IRS has determined and notified you that you have failed to report any reportable dividend and interest payments required to be shown on a tax return for a taxable year), or (iii) in certain circumstances, you have failed to comply with applicable certification requirements or otherwise establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS on a timely basis. You should consult your tax advisor regarding the application of information reporting and backup withholding rules in your particular situation, the availability of an exemption, and the procedure for obtaining such an exemption, if applicable.

LEGAL MATTERS

The validity of the Participation Interests offered hereby will be passed upon for us by Robbins Ross Alloy Belinfante Littlefield LLC.

Date of this Offering Circular: March 16, 2015

EXPERTS

No experts were employed on a contingent basis or otherwise, nor have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every investor, during the course of this Offering, the opportunity to ask questions of and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in us.

We will also provide to each investor, upon request, copies of the following documents:

(1) Copies of all of our material contracts; and

(2) An opinion of counsel to us as to the legality of the Participation Interests, indicating that they will, when sold, be valid and binding obligations of the Company.

All communications or inquiries relating to these materials or other questions regarding us or the Offering should be directed to us by telephone at (678) 701-1194 or by email to contact@groundfloor.us.

Date of this Offering Circular: March 16, 2015

INDEX TO FINANCIAL STATEMENTS

GROUNDFLOOR, INC. AND SUBSIDIARY
(A Development Stage Company)

Condensed Consolidated Financial Statements

October 31, 2014 (unaudited)

GROUNDFLOOR, INC. AND SUBSIDIARY

(A Development Stage Company)

Table of Contents

October 31, 2014

(unaudited)

Condensed Consolidated Financial Statements

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Balance Sheet

October 31, 2014

Assets	
Current assets:	
Cash	$ 367,904
Loans to developers	215,000
Interest receivable	4,806
Other assets	1,040
Total current assets	588,750
Computer equipment, net	880
Software and website development costs, net	63,917
Deferred financing costs, net	7,247
Total assets	$ 660,794
Liabilities	
Current liabilities:	
Accounts payable	$ 250,464
Accrued interest payable	47,478
Accrued expenses and other liabilities	50,888
Notes to investors	250,000
Total current liabilities	598,830
Convertible notes payable	1,050,000
Total liabilities	1,648,830
Stockholders' deficit	
Common stock, no par, 5,000,000 shares authorized, 1,227,750 issued and outstanding	6,620
Additional paid-in capital	9,706
Accumulated deficit	(1,003,802)
Total	(987,476)
Less stock subscription receivable	560
Total stockholder's deficit	(988,036)
Total liabilities and stockholders' deficit	$ 660,794

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statement of Operations

Ten months ended October 31, 2014

Non-interest revenue:	
Origination fees	$ 12,942
Servicing fees	1,425
Total Non-Interest Revenue	14,367
Net interest income	
Total interest income	13,376
Total interest expense	(13,376)
Net interest income	-
Total net revenue	14,367
Operating expenses:	
General and administrative	223,042
Regulatory	252,139
Sales and marketing	268,792
Development	75,072
Origination and servicing	10,979
Total operating expenses	830,024
Loss from operations	(815,657)
Interest expense	52,674
Net loss	$ (868,331)

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statement of Cash Flows

Ten months ended October 31, 2014

Cash flows from operating activities	
Net loss	$ (868,331)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization of fixed assets, capitalized software and website development costs	17,103
Amortization of deferred financing costs	13,375
Share-based compensation	8,710
Common stock issued in exchange for services	6,030
Changes in operating assets and liabilities:	
Other assets	(241)
Accounts payable	172,500
Accrued expenses	90,558
Net cash used in operating activities	(560,296)
Cash flows from investing activities	
Purchases of loans	(215,000)
Purchases of computer equipment	(1,173)
Payments of software and website costs	(51,819)
Net cash used in investing activities	(267,992)
Cash flows from financing activities	
Proceeds from issuance of convertible notes payable	885,000
Payment of deferred financing costs	(15,580)
Proceeds from notes to investors	250,000
Principal payments on shareholder loan	(11,061)
Net cash provided by financing activities	1,108,359
Net increase in cash	280,071
Cash as of beginning of the period	87,833
Cash as of end of the period	$ 367,904

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Consolidated Statement of Stockholders' Deficit

Ten months ended October 31, 2014

	Common Stock		Additional Paid-In	Accumulated	Stock Subscription	Total Stockholders'
	Shares	Amount	Capital	Deficit	Receivable	Deficit
Balance as of December 31, 2013	1,090,000	$ 590	996	(135,471)	(560)	(134,445)
Issuance of common stock for services	137,750	6,030	-	-	-	6,030
Share-based compensation expense	-	-	8,710	-	-	8,710
Net loss	-	-	-	(868,331)	-	(868,331)
Balance as of October 31, 2014	1,227,750	$ 6,620	9,706	(1,003,802)	(560)	(988,036)

GROUNDFLOOR, INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements

October 31, 2014 (unaudited)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. However, there has been no material change in the information disclosed in the Notes to Consolidated Financial Statements included in the consolidated financial statements for the year ended December 31, 2013 included in this filing.

Basis of Accounting and Liquidity

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business, and in accordance with Accounting Standards Codification ("ASC") 915, *Development Stage Entities*, which requires development stage enterprises to employ the same accounting principles as operating companies. The Company emerged from the development stage in early 2014.

In the opinion of management, all necessary adjustments (including only those of a normal recurring nature) have been made for a fair presentation of the financial position, results of operations, and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results for the full fiscal year. The unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2013. Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying condensed consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management's ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

During 2014, management intends to raise additional debt or equity financing to fund future operations and to provide additional working capital. Management believes that the Company will be able to obtain customers and additional financing from current and new investors to sustain its operations. However, actual results could differ from management's plan, and the condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. There are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

As shown in the accompanying condensed consolidated financial statements, the Company incurred a net loss and negative cash flows from operations during the ten months ended October, 31, 2014, and has an accumulated deficit as of October 31, 2014.

The condensed consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the condensed consolidated financial statements. In addition, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Share-Based Compensation

The Company recorded $1,903 in non-employee and $3,455 in employee share-based compensation expense during the ten months ended October 31, 2014.

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option grant is estimated using a Black-Scholes option-pricing model on the date of grant, assumptions used during the period were as follows:

	Non-Employees	Employees
Estimated dividend yield	0.00%	0.00%
Expected stock price volatility	64.01%	64.01%
Risk-free interest rate	2.75%	1.66%
Expected life of options (in years)	10	5.9
Weighted-average fair value per share	$ 0.49	$ 1.69

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option.

NOTE 2: CONVERTIBLE DEBT

2013 Convertible Notes

From October to December 2013, the Company entered into convertible notes with investors for total proceeds of $165,000. The notes bear interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in the financing at a price per share equal to 75% of the price per share of the financing.

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options, warrants, other convertible securities and shares of common stock reserved for issuance for stock options.

2014 Convertible Notes

In 2014, the Company issued convertible notes to investors for total proceeds of $885,000. These convertible notes have the same terms as the convertible notes that were issued to investors in 2013, with exception of the conversion terms. The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in a Qualified financing at a price per share equal to the lessor of (i) 90% of the price per share of the financing, or (ii) price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options, warrants, other convertible securities and shares of common stock reserved for issuance for stock options.

NOTE 2: CONVERTIBLE DEBT (continued)

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options, warrants, other convertible securities and shares of common stock reserved for issuance for stock options.

The debt discount feature on all notes creates a contingent beneficial conversion feature associated with the convertible debt. The estimated fair value of the beneficial conversion feature will be recorded as a charge to interest expense upon the occurrence of one of the contingent conversion events associated with the note agreements.

Convertible debt recorded on the balance sheet as of October 31, 2014 consists of the following:

Face amount of convertible notes	$ 1,050,000
Accrued interest	47,478
Convertible debt and accrued interest	$ 1,097,478

Conversion of the Convertible Notes

Subsequent to October 31, 2014, and in conjunction with the equity issuance described in Note 7, the Company converted all outstanding convertible notes payable into 276,391 shares of convertible preferred stock.

NOTE 3: RELATED PARTY TRANSACTION

Shareholder Loan

During 2013, the Company entered into a revolving promissory note agreement with a founder and shareholder with an availability of up to $30,000 to finance start-up operating expenses. The note payable had a maturity date of December 31, 2014 with and interest rate at 5% per annum. During 2013, the Company was advanced a total of $27,061 for operating expenses, and repaid $16,000. The note, including interest, was paid in full in 2014.

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

Authorized Shares - The Company is authorized to issue 5,000,000 shares of no par value common stock.

Common Stock Transactions

In August 2013, the Company issued 1,000,000 shares of restricted common stock to founders in exchange for their equity interest in Groundfloor LLC. Under the operating agreement for Groundfloor LLC, the founders committed to capital contributions totaling $500. These capital contributions have been recorded as a stock subscription receivable.

In August 2013, the Company issued 60,000 shares of common stock to founders at $0.001 per share for a total of $60. The purchase price of $60 has been recorded as a stock subscription receivable.

In September 2013, the Company issued 30,000 shares of restricted common stock in exchange for services at $0.001 per share.

In February 2014, the Company issued 33,750 shares of restricted common stock in exchange for services at $0.67 per share.

Under the terms of the restricted common stock agreements, certain key employees and advisors vest in their stock over time. The Company has the right to purchase the unvested portion of the restricted common stock for the amount of the original purchase price per share, under certain conditions outlined in the restricted stock agreements. Additionally, vesting will accelerate upon a change in control of the Company. The amount of unvested restricted common stock as of October 31, 2014 was 533,750 shares.

GROUNDFLOOR, INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements

October 31, 2014 (unaudited)

NOTE 5: STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the "Plan"). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options and non-qualified stock options. As of October 31, 2014, the Company had reserved a total of 125,000 shares of common stock for issuance under the Plan. Of these shares, 13,000 shares are available for future stock option grants.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company's stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

The following summarizes the stock option activity for the ten months ended October 31, 2014:

	Available Option Shares	Granted Option Shares	Weighted-Average Exercise Price
Balance as of December 31, 2013	106,000	19,000	$ 0.67
Granted	(77,000)	77,000	2.33
Balance as of October 31, 2014	29,000	96,000	$ 2.33

The following summarizes certain information about stock options vested and expected to vest as of October 31, 2014:

	Number of Options	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price
Outstanding	96,000	9.40	$ 2.33
Exercisable	16,435	9.23	2.33

As of October 31, 2014, there was approximately $84,633 of total unrecognized compensation cost related to nonvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 2.35 years.

NOTE 6: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income tax assets as of October 31, 2014 are as follows:

Noncurrent deferred income tax asset:	
Net operating loss carryforwards	$ 138,500
Share-based compensation	2,000
Valuation allowance	(140,500)
Total noncurrent deferred income tax assets	-
Total net deferred income tax assets	$ -

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such asset. The valuation allowance increased by $89,200 during the ten months ended October 31, 2014.

As of October 31, 2014, the Company has federal and state net operating loss carryforwards of approximately $360,000 available to offset future federal and state taxable income which begin to expire 2033 and 2028.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events, including significant changes in ownership interests. If the Company's net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

Income taxes computed at the statutory federal income tax rate are reconciled to the provision for income tax expense as of October 31, 2014 is as follows:

	Amount	% of Pre-tax Earnings
Income tax expense at statutory rate	$ (295,000)	(34.0)%
State taxes (net of federal benefit)	(40,000)	(4.6)%
Non-deductible expenses	,2,000	0.2%
Change in valuation allowance	333,000	38.4%
Provision for income tax expense	$ -	0.0%

NOTE 6: INCOME TAXES (concluded)

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of October 31, 2014, the Company had no accrued interest related to uncertain tax positions.

The Company has its 2013 tax year open to examination by federal and state tax jurisdictions. The Company has not been informed by any tax authorities for any jurisdiction that this tax year is under examination. As of October 31, 2014, there are no known items which would result in a material accrual to where the Company has federal or state attributable tax positions.

NOTE 7: SUBSEQUENT EVENTS

Equity Issuance

The Company issued 91,259 shares of convertible preferred stock to investors for total proceeds of $475,000. In conjunction with the equity issuance, the Company converted all outstanding convertible notes payable into 276,391 shares of convertible preferred stock.

certified public accountants



Hughes Pittman & Gupton, LLP
1500 Sunday Drive, Suite 300
Raleigh, North Carolina 27607
919.232.5900 919.232.5901 fax
www.hpg.com

Independent Auditors' Report

The Board of Directors
GROUNDFLOOR Inc. and Subsidiary

We have audited the accompanying consolidated financial statements of GROUNDFLOOR Inc. and Subsidiary (a development stage company) (the "Company"), which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the period from January 28, 2013 (inception) through December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013, and the consolidated results of its operations and its cash flows for the period from January 28, 2013 (inception) through December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and cash outflows from operations since its inception. Those conditions raise substantial doubt about its ability to continue as a going concern as of December 31, 2013. Management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Hughes Pittman & Gupta, LLP

Raleigh, North Carolina
July 3, 2014 (except for Note 7, as to which the date is August 18, 2014)

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 2013

Assets	
Current assets:	
Cash	$ 87,833
Deposit	799
Total current assets	88,632
Software and website development costs, net	28,908
Deferred financing costs, net	5,042
Total assets	$ 122,582
Liabilities	
Current liabilities:	
Accounts payable	$ 77,964
Accrued interest	3,002
Shareholder loan	11,061
Total current liabilities	92,027
Convertible notes payable	165,000
Total liabilities	257,027
Stockholders' deficit	
Common stock, no par, 5,000,000 shares authorized, 1,090,000 issued and outstanding	590
Additional paid-in capital	996
Deficit accumulated during development stage	(135,471)
Total	(133,885)
Less stock subscription receivable	560
Total stockholders' deficit	(134,445)
Total liabilities and stockholders' deficit	$ 122,582

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Statement of Operations

For the period from January 28, 2013 (inception) to December 31, 2013

Operating expenses:	
General and administrative	$ 63,263
Sales and marketing	39,839
Development	28,203
Loss from operations	(131,305)
Interest expense	4,166
Net loss	$ (135,471)

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Statement of Stockholders' Deficit

For the period from January 28, 2013 (inception) to December 31, 2013

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Stock Subscription Receivable	Total Stockholders' Deficit
	Shares	Amount				
Balance as of January 28, 2013 (inception)	-	$ -	-	-	-	-
Issuance of common stock to founders	1,060,000	560	-	-	(560)	-
Issuance of common stock for services	30,000	30	-	-	-	30
Share-based compensation expense	-	-	996	-	-	996
Net loss	-	-	-	(135,471)	-	(135,471)
Stockholders' deficit as of December 31, 2013	1,090,000	$ 590	996	(135,471)	(560)	(134,445)

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the period from January 28, 2013 (inception) to December 31, 2013

Cash flows from operating activities	
Net loss	$ (135,471)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of capitalized software and website development costs	2,065
Amortization of deferred financing costs	1,164
Share-based compensation	996
Common stock issued in exchange for services	30
Changes in operating assets and liabilities:	
Deposit	(799)
Accounts payable	77,964
Accrued expenses	3,002
Net cash used in operating activities	(51,049)
Cash flows from investing activities	
Payments of software and website costs	(30,973)
Cash flows from financing activities	
Proceeds from issuance of convertible notes payable	165,000
Payment of deferred financing costs	(6,206)
Advances from shareholder loan	27,061
Principal payments on shareholder loan	(16,000)
Net cash provided by financing activities	169,855
Net increase in cash	87,833
Cash as of beginning of the period	-
Cash as of end of the period	$ 87,833
Supplemental disclosure of noncash financing activities	
Issuance of common stock through stock subscription receivable	$ 560

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2013

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

GROUNDFLOOR Inc. (the "Company" or "Groundfloor") is developing an online investment platform designed to crowdsource financing for real estate development projects. With this online investment platform, investors will be able to choose between multiple real estate development investment opportunities, and developers of the projects will be able to obtain financing. Groundfloor's financing model replaces traditional sources of financing for real estate projects with the aggregation of capital from small investors using the Internet. The Company believes this method of financing real estate has many advantages including reduced project origination and financing costs, lower interest rates for real estate development financing, and attractive returns for investors.

Basis of Presentation

The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed their name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of the Company's common stock. The accounting effects of the conversion are reflected retrospectively in the consolidated financial statements for the period from January 28, 2013 (inception) through December 31, 2013. The consolidated financial statements include Groundfloor and its wholly owned subsidiary, Groundfloor Properties GA LLC, which was created for the purpose of financing real estate properties in Georgia.

Basis of Accounting and Liquidity

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business, and in accordance with Accounting Standards Codification ("ASC") 915, *Development Stage Entities*, which requires development stage enterprises to employ the same accounting principles as operating companies.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management's ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

During 2014, management intends to raise additional debt or equity financing to fund future operations and to provide additional working capital. Management believes that the Company will be able to obtain customers and additional financing from current and new investors to sustain its operations. However, actual results could differ from management's plan, and the consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. There are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

As shown in the accompanying consolidated financial statements, the Company incurred a net loss and negative cash flows from operations during the period from January 28, 2013 (inception) through December 31, 2013, and has an accumulated deficit as of December 31, 2013.

The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the consolidated financial statements. In addition, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2013. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project's estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of the Company's website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Impairment of Long-Lived Assets

Long-lived assets, such as software and website development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred $4,968 in advertising costs during the period from January 28, 2013 (inception) through December 31, 2013.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

Share-Based Compensation

The Company accounts for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

The Company recorded $996 in non-employee share-based compensation expense during the period from January 28, 2013 (inception) through December 31, 2013.

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option grant is estimated using a Black-Scholes option-pricing model on the date of grant as of December 31, 2013 as follows:

	Non-Employees
Estimated dividend yield	0.00%
Expected stock price volatility	66.20%
Risk-free interest rate	2.67% - 2.75%
Expected life of options (in years)	10
Weighted-average fair value per share	$ 0.50

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States ("U.S.") Treasury yield curve for the expected life of the option.

NOTE 2: CONVERTIBLE DEBT

From October to December 2013, the Company entered into convertible notes with investors for total proceeds of $165,000. The notes bear interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in the financing at a price per share equal to 75% of the price per share of the financing.

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

The debt discount feature creates a contingent beneficial conversion feature associated with the convertible debt. The estimated fair value of the beneficial conversion feature will be recorded as a charge to interest expense upon the occurrence of one of the contingent conversion events associated with the note agreements.

Convertible debt recorded on the balance sheet as of December 31, 2013 consists of the following:

Face amount of convertible notes	$ 165,000
Accrued interest	2,800
Convertible debt and accrued interest	$ 167,800

NOTE 3: RELATED PARTY TRANSACTION

Shareholder Loan

During 2013, the Company entered into a revolving promissory note agreement with a founder and shareholder with an availability of up to $30,000 to finance start-up operating expenses. The note payable had a maturity date of December 31, 2014 with an interest rate at 5% per annum. During 2013, the Company was advanced a total of $27,061 for operating expenses, and repaid $16,000. The outstanding principal balance was $11,061 and $202 was included in accrued interest as of December 31, 2013. The note, including interest, was paid in full in 2014.

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

Authorized Shares - The Company is authorized to issue 5,000,000 shares of no par value common stock.

Common Stock Transactions

In August 2013, the Company issued 1,000,000 shares of restricted common stock to founders in exchange for their equity interest in Groundfloor LLC. Under the operating agreement for Groundfloor LLC, the founders committed to capital contributions totaling $500. These capital contributions have been recorded as a stock subscription receivable.

In August 2013, the Company issued 60,000 shares of common stock to founders at $0.001 per share for a total of $60. The purchase price of $60 has been recorded as a stock subscription receivable.

In September 2013, the Company issued 30,000 shares of restricted common stock in exchange for services at $0.001 per share.

Under the terms of the restricted common stock agreements, certain key employees and advisors vest in their stock over time. The Company has the right to purchase the unvested portion of the restricted common stock for the amount of the original purchase price per share, under certain conditions outlined in the restricted stock agreements. Additionally, vesting will accelerate upon a change in control of the Company. The amount of unvested restricted common stock as of December 31, 2013 was 663,888 shares.

GROUNDFLOOR INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2013

NOTE 5: STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the "Plan"). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options and non-qualified stock options. As of December 31, 2013, the Company had reserved a total of 125,000 shares of common stock for issuance under the Plan. Of these shares, 106,000 shares are available for future stock option grants.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company's stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

The following summarizes the stock option activity for the period from January 28, 2013 (inception) through December 31, 2013:

	Available Option Shares	Granted Option Shares	Weighted-Average Exercise Price
Authorized	125,000	-	$ -
Granted	(19,000)	19,000	0.67
Balance as of December 31, 2013	106,000	19,000	0.67

The following summarizes certain information about stock options vested and expected to vest as of December 31, 2013:

	Number of Options	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price
Outstanding	19,000	9.79	$ 0.67
Exercisable	83	9.88	0.67

As of December 31, 2013, there was approximately $8,500 of total unrecognized compensation cost related to nonvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 1.4 years.

NOTE 6: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income tax assets as of December 31, 2013 are as follows:

Noncurrent deferred income tax asset:	
Net operating loss carryforwards	$ 50,900
Share-based compensation	400
Valuation allowance	(51,300)
Total noncurrent deferred income tax assets	-
Total net deferred income tax assets	$ -

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance increased by $51,300 during 2013.

As of December 31, 2013, the Company has federal and state net operating loss carryforwards of approximately $132,000 available to offset future federal and state taxable income which begin to expire in 2033 and 2028.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events, including significant changes in ownership interests. If the Company's net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

Income taxes computed at the statutory Federal income tax rate are reconciled to the provision for income tax expense as of December 31, 2013 is as follows:

	Amount	**% of Pre-tax Earnings**
Income tax expense at statutory rate	$ (45,700)	(34.0)%
State taxes (net of federal benefit)	(6,100)	(4.6)%
Non-deductible expenses	500	0.4%
Change in valuation allowance	51,300	38.2%
Provision for income tax expense	$ -	0.0%

NOTE 6: INCOME TAXES (concluded)

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2013, the Company had no accrued interest related to uncertain tax positions.

The Company has its 2013 tax year open to examination by federal and state tax jurisdictions. The Company has not been informed by any tax authorities for any jurisdiction that this tax year is under examination. As of December 31, 2013, there are no known items which would result in a material accrual to where the Company has federal or state attributable tax positions.

NOTE 7: SUBSEQUENT EVENTS

Convertible Notes - February and March 2014

From February to March 2014, the Company issued convertible notes to investors for total proceeds of $135,000. These convertible notes have the same terms as the convertible notes that were issued to investors in 2013.

Convertible Notes - May through August 2014

From May to August 2014, the Company issued convertible notes to investors for total proceeds of $750,000. These convertible notes have the same terms as the convertible notes that were issued to investors in 2013 and earlier in 2014, with exception of the conversion terms. The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in a Qualified Financing at a price per share equal to 90% of the price per share of the financing.

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

Name Change

Effective August 5, 2014, the Company changed its domiciliary state to Georgia under the name Groundfloor Finance, Inc.

The Company has evaluated subsequent events through August 18, 2014, the date at which the consolidated financial statements were available to be issued.

Date of this Offering Circular: March 16, 2015

LOAN SUMMARIES


LOAN SUMMARY | 7415 RATON ST, HOUSTON, TX 77055
GROUNDFLOOR
A
Rate
6.4%
Projected Term
12 months
Loan to Value
33.0%
Remaining Amount / Days
$250,000 / 30
Investors
0
BORROWER
CHRIS COSTANZO
BUCOS INVESTMENTS, LLC
Purpose
New Construction
Loan Position
First Lien
Total Loan Amount
$250,000
Repayment Terms
Balloon payment - principal and interest returned on repayment / due at maturity.
INVEST NOW
Click here to view the Participation Agreement


FINANCIAL OVERVIEW
After Repair Value (ARV)
$750,000
$380,000
Total Project Costs
$400,000
GROUNDFLOOR
$250,000
Purchase Price
$120,000
$150,000
$0
Skin-in-the-Game
First Lien Loan
Cushion
Purchase Date
12/20/2013
Loan to Value
33.0%
Loan to Total Project Cost
62.5%


GRADE FACTORS
The following factors determine in part how the loan was graded
Loan to Value Score
7.5 out of 10
Borrower Experience
5 out of 5
Quality of Valuation Report
1 out of 4
Borrower Commitment
part time / full time
Skin-in-the-Game
7 out of 11
Location
5 out of 5


VALUATION SOURCES
AS COMPLETE (ARV)
Certified Independant Appraisal
Broker's Price Opinion
Borrower Provided Appraisal
Borrower Provided Comps
$750,000
AS IS (CURRENT)
Zillow Zestimate (TM)
N/A
Zillow Comps
N/A
WE HAVE NOT INDEPENDENTLY VERIFIED THE ZILLOW DATA. THIS INFORMAITON IS PROVIDED AS A REFERENCE ONLY AND WAS NOT A FACTOR IN DETERMINING HOW THE LOAN WAS GRADED.


PROPERTY DESCRIPTION
Address: 7415 RATON ST, HOUSTON, TX 77055
This is new construction of a 4 bedroom, 3 bath house covering 3,112 square feet and a two car garage. The home will sit on a 6,621 sq ft lot in Houston, Harris County, TX.
INVEST NOW
Click here to view the Participation Agreement


MISCELLANEOUS
PROJECT SPECIFIC RISK FACTORS
- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.
- The Developer is contributing its own funds to the Project costs, which is reflected as a higher "Skin-in-the-Game" score.
CLOSING CONDITIONS
- Loan is conditioned upon a clean title search and valid title insurance at the time of closing.
DEVELOPER FEES
Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.


GROUNDFLOOR



LOAN SUMMARY | LOT 50 DAWSON FOREST MANOR, DAWSONVILLE, GA 30534

GROUNDFLOOR

Rate	Projected Term	Loan to Value	Remaining Amount / Days	Investors
13.4%	12 months	68.8%	$165,000 / 30	0

C

BORROWER

WOODBRIDGE HOMEBUILDERS

Purpose	Loan Position	Total Loan Amount	Repayment Terms
New Construction	First Lien	$165,000	Balloon payment - principal and interest returned on repayment / due at maturity.

INVEST NOW

Click here to view the Participation Agreement

FINANCIAL OVERVIEW



After Repair Value (ARV)
$240,000
Total Project Costs
$195,100
Purchase Price
$30,100
$0
$44,900
GROUNDFLOOR
$165,000
$30,100
Skin-in-the-Game
First Lien Loan
Cushion

Purchase Date 10/16/2013

Loan to Value 68.8%

Loan to Total Project Cost 84.5%

GRADE FACTORS



The following factors determine in part how the loan was graded

Loan to Value Score	3 out of 10
Borrower Experience	5 out of 5
Quality of Valuation Report	1 out of 4
Borrower Commitment	part time / full time
Skin-in-the-Game	3 out of 11
Location	4 out of 5

VALUATION SOURCES



AS COMPLETE (ARV)	AS IS (CURRENT)
Certified Independant Appraisal	Zillow Zestimate (TM)
Broker's Price Opinion	N/A
Borrower Provided Appraisal	
Borrower Provided Comps	Zillow Comps
$240,000	N/A

WE HAVE NOT INDEPENDENTLY VERIFIED THE ZILLOW DATA. THIS INFORMAITON IS PROVIDED AS A REFERENCE ONLY AND WAS NOT A FACTOR IN DETERMINING HOW THE LOAN WAS GRADED.

PROPERTY DESCRIPTION



Address: LOT 50 DAWSON FOREST MANOR, DAWSONVILLE, GA 30534

This is new construction of a 4 bedroom, 3 bath house covering 2,110 square feet and a two car garage. The home will sit on a ½ acre lot in Dawsonville, Dawson County, GA.

INVEST NOW

Click here to view the Participation Agreement

MISCELLANEOUS



PROJECT SPECIFIC RISK FACTORS

- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of closing.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.



GROUNDFLOOR

THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE OFFERING CIRCULAR IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE OFFERING CIRCULAR MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING. YOU MAY ACCESS THE OFFERING CIRCULAR BY CLICKING HERE.



LOAN SUMMARY | 724 49TH PL NE WASHINGTON, DC 20019
GROUNDFLOOR
A
Rate
6.4%
Projected Term
12 months
Loan to Value
40.0%
Remaining Amount / Days
$130,000 / 30 days
Investors
0
Purpose
New Construction
Loan Position
First Lien
Total Loan Amount
$130,000
Repayment Terms
Balloon payment - principal and interest returned on repayment / due at maturity.
BORROWER
RICK LUNG
DMV HOMES
INVEST NOW
Click here to view the Participation Agreement

FINANCIAL OVERVIEW



After Repair Value (ARV)
$325,000
Total Project Costs
$225,000
Purchase Price
$95,000
$0
$100,000
GROUNDFLOOR
$130,000
$95,000
Skin-in-the-Game
First Lien Loan
Cushion

Purchase Date	3/5/2014	Loan to Value	40.0%
		Loan to Total Project Cost	57.7%

GRADE FACTORS



The following factors determine in part how the loan was graded
Loan to Value Score
6 out of 10
Borrower Experience
4 out of 5
Quality of Valuation Report
1 out of 4
Borrower Commitment
part time / full time
Skin-in-the-Game
8 out of 11
Location
2.5 out of 5

VALUATION SOURCES



AS COMPLETE (ARV)
Certified Independant Appraisal
Broker's Price Opinion
Borrower Provided Appraisal
Borrower Provided Comps
$325,000
AS IS (CURRENT)
Zillow Zestimate (TM)
$236,440
Zillow Comps
N/A

WE HAVE NOT INDEPENDENTLY VERIFIED THE ZILLOW DATA. THIS INFORMAITON IS PROVIDED AS A REFERENCE ONLY AND WAS NOT A FACTOR IN DETERMINING HOW THE LOAN WAS GRADED.

PROPERTY DESCRIPTION



Address: 724 49TH PL NE WASHINGTON, DC 20019

This is new construction of a 3 bedroom, 3.5 bath single family house. The home is in the Benning Heights neighborhood of Washington, D.C.

INVEST NOW

Click here to view the Participation Agreement

MISCELLANEOUS



PROJECT SPECIFIC RISK FACTORS

- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of closing.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.



GROUNDFLOOR

THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE OFFERING CIRCULAR IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE OFFERING CIRCULAR MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING. YOU MAY ACCESS THE OFFERING CIRCULAR BY CLICKING HERE.



LOAN SUMMARY | 1662 KRAMER ST NW WASHINGTON, DC 20002
GROUNDFLOOR
A
Rate
9.6%
Projected Term
12 months
Loan to Value
28.0%
Remaining Amount / Days
$140,000 / 30
Investors
0
BORROWER
RICK LUNG
DMV HOMES
Purpose
New Construction
Loan Position
First Lien
Total Loan Amount
$140,000
Repayment Terms
Balloon payment - principal and interest returned on repayment / due at maturity.
INVEST NOW
Click here to view the Participation Agreement



FINANCIAL OVERVIEW
After Repair Value (ARV)
$500,000
$225,000
Total Project Costs
$275,000
GROUNDFLOOR
$140,000
Purchase Price
$135,000
$135,000
$0
Skin-in-the-Game
First Lien Loan
Cushion
Purchase Date
1/2/2014
Loan to Value
28.0%
Loan to Total Project Cost
50.9%



GRADE FACTORS
The following factors determine in part how the loan was graded
Loan to Value Score
7 out of 10
Borrower Experience
4 out of 5
Quality of Valuation Report
1 out of 4
Borrower Commitment
part time / full time
Skin-in-the-Game
11 out of 11
Location
3.5 out of 5



VALUATION SOURCES
AS COMPLETE (ARV)
AS IS (CURRENT)
Certified Independant Appraisal
Broker's Price Opinion
Borrower Provided Appraisal
Borrower Provided Comps
$175,000
Zillow Zestimate (TM)
$447,000
Zillow Comps
N/A
WE HAVE NOT INDEPENDENTLY VERIFIED THE ZILLOW DATA. THIS INFORMAITON IS PROVIDED AS A REFERENCE ONLY AND WAS NOT A FACTOR IN DETERMINING HOW THE LOAN WAS GRADED.



PROPERTY DESCRIPTION
Address: 1662 KRAMER ST NW WASHINGTON, DC 20002
This is new construction of a 3 bedroom, 2.5 bath, 1,008 square foot row house. The home is in the Kingsman Park neighborhood of Washington, D.C.
INVEST NOW
Click here to view the Participation Agreement

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of closing.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.



GROUNDFLOOR

THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE OFFERING CIRCULAR IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE OFFERING CIRCULAR MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING. YOU MAY ACCESS THE OFFERING CIRCULAR BY CLICKING HERE.

LOAN SUMMARY | 1980 ENGLISH LN ATLANTA, GA 30337

GROUNDFLOOR



Rate
9.6%
Projected Term
12 months
Loan to Value
54.8%
Remaining Amount / Days
$115,000 / 30
Investors
0
Purpose
Renovation
Loan Position
First Lien
Total Loan Amount
$115,000
Repayment Terms
Balloon payment - principal and interest returned on repayment / due at maturity.

B

BORROWER

SUMMIT & CROWNE PARTNERS

INVEST NOW

Click here to view the Participation Agreement

FINANCIAL OVERVIEW



After Repair Value (ARV)
$210,000
Total Project Costs
$150,000
Purchase Price
$90,000
$0
$60,000
GROUNDFLOOR
$115,000
$35,000
Skin-in-the-Game
First Lien Loan
Cushion

Purchase Date	1/15/2015	Loan to Value	54.8%
		Loan to Total Project Cost	76.6%

GRADE FACTORS



The following factors determine in part how the loan was graded
Loan to Value Score
4.5 out of 10
Borrower Experience
5 out of 5
Quality of Valuation Report
1 out of 4
Borrower Commitment
part time / full time
Skin-in-the-Game
4 out of 11
Location
3.5 out of 5

VALUATION SOURCES



AS COMPLETE (ARV)
Certified Independant Appraisal
Broker's Price Opinion
Borrower Provided Appraisal
Borrower Provided Comps
$210,000
AS IS (CURRENT)
Zillow Zestimate (TM)
$134,697
Zillow Comps
N/A

WE HAVE NOT INDEPENDENTLY VERIFIED THE ZILLOW DATA. THIS INFORMAITON IS PROVIDED AS A REFERENCE ONLY AND WAS NOT A FACTOR IN DETERMINING HOW THE LOAN WAS GRADED.

PROPERTY DESCRIPTION



Address: 1980 ENGLISH LN ATLANTA, GA 30337

This is a renovation of an existing 3 bedroom, 2 bath house of 1,760 square feet originally build in 1950. This single family home sits on a .41 acre lot in Atlanta, GA

INVEST NOW

Click here to view the Participation Agreement

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The renovation is extensive, and therefore subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.
- The Developer has purchased this property for $90,000, and intends to use $55,000 of the Loan as a general credit line. Therefore, the Developer is only receiving a "Skin-in-the-Game" score for the remaining $35,000 of equity the Developer has invested in the project.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of closing.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.



GROUNDFLOOR

THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE OFFERING CIRCULAR IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE OFFERING CIRCULAR MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING. YOU MAY ACCESS THE OFFERING CIRCULAR BY CLICKING HERE.



LOAN SUMMARY | 514 W. ONTARIO AVE SW ATLANTA, GA 30310
GROUNDFLOOR
B
Rate
9.6%
Projected Term
12 months
Loan to Value
45.7%
Remaining Amount / Days
$80,000 / 30
Investors
0
BORROWER
JOHN MANGHAM
ARMISTEAD HOLDINGS, LLC
Purpose
Renovation
Loan Position
First Lien
Total Loan Amount
$80,000
Repayment Terms
Balloon payment - principal and interest returned on repayment / due at maturity.
INVEST NOW
Click here to view the Participation Agreement



FINANCIAL OVERVIEW
After Repair Value (ARV)
$175,000
Total Project Costs
$124,000
Purchase Price
$44,000
$0
$51,000
GROUNDFLOOR
$80,000
$44,000
Skin-in-the-Game
First Lien Loan
Cushion
Purchase Date
7/28/2014
Loan to Value
45.7%
Loan to Total Project Cost
64.5%



GRADE FACTORS
The following factors determine in part how the loan was graded
Loan to Value Score
4.5 out of 10
Borrower Experience
5 out of 5
Quality of Valuation Report
1 out of 4
Borrower Commitment
part time / full time
Skin-in-the-Game
7 out of 11
Location
3.5 out of 5



VALUATION SOURCES
AS COMPLETE (ARV)
Certified Independant Appraisal
Broker's Price Opinion
Borrower Provided Appraisal
Borrower Provided Comps
$175,000
AS IS (CURRENT)
Zillow Zestimate (TM)
$86,713
Zillow Comps
N/A
WE HAVE NOT INDEPENDENTLY VERIFIED THE ZILLOW DATA. THIS INFORMAITON IS PROVIDED AS A REFERENCE ONLY AND WAS NOT A FACTOR IN DETERMINING HOW THE LOAN WAS GRADED.



PROPERTY DESCRIPTION
Address: 514 W. ONTARIO AVE SW ATLANTA, GA 30310
This house is a 3 bedroom, 2 bath house covering 2,152 square feet. It was built in 1930 and sits on a 7,758 sq ft lot in the Westview neighborhood of Atlanta, Fulton County, GA.
INVEST NOW
Click here to view the Participation Agreement

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The renovation is extensive, and therefore subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of closing.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.



GROUNDFLOOR

Date of this Offering Circular: March 16, 2015

FORM OF PARTICIPATION AGREEMENT

FORM OF PARTICIPATION AGREEMENT FOR USE IN CALIFORNIA, GEORGIA, ILLINOIS, MARYLAND, MASSACHUSETTS, TEXAS, VIRGINIA, WASHINGTON, AND THE DISTRICT OF COLUMBIA

YOU SHOULD MAKE YOUR OWN DECISION WHETHER THE PARTICIPATION INTERESTS MEET YOUR INVESTMENT OBJECTIVES AND RISK TOLERANCE LEVEL. NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THE OFFERING OF THE PARTICIPATION INTERESTS.

THE PARTICIPATION INTERESTS ARE SPECULATIVE SECURITIES. INVESTMENT IN THE PARTICIPATION INTERESTS INVOLVES SIGNIFICANT RISK. YOU MAY BE REQUIRED TO HOLD YOUR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND SHOULD PURCHASE THE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

ANY TRANSFER, PLEDGE OR OTHER USE OF THE PARTICIPATION INTERESTS FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL UNLESS THE TRANSFEREE IS REGISTERED AS AN INVESTOR ON GROUNDFLOOR FINANCE INC.'S INVESTMENT PLATFORM AND SUCH TRANSFEREE AGREES TO THE TERMS OF THE INVESTOR AGREEMENT AND THIS AGREEMENT.

LOAN PARTICIPATION AGREEMENT

GROUNDFLOOR FINANCE INC.

Participation No.: ____________________ **Participant:** ____________________

Participation Price: ____________________ **Participation Percentage:** ____________________

Terms of Corresponding Loan

Corresponding Project: ____________________ **Developer:** ____________________

____

Loan Principal: ____________________ **Origination Date:** ____________________

Maturity Date: ____________________ **Interest Rate:** ____________________

Repayment Terms: ____________________

THIS PARTICIPATION AGREEMENT, dated as of the Participation Date, between Groundfloor Finance Inc., a Georgia corporation (the "Lender") and the Participant (as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, this "Agreement").

WHEREAS, the Lender desires to sell and grant to the Participant, and the Participant desires to purchase and accept from the Lender, an undivided fractional interest in the Lender's economic rights under the Loan Agreement, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, the sufficiency of which the Parties hereby acknowledge, by signing electronically below the Lender and the Participant agree as follows:

1. DEFINITIONS: The following capitalized terms shall have the following meanings when used in this Agreement. All references to dollar amounts shall mean amounts in lawful money of the United States of America.

Agreement As defined above.

Bankruptcy Law	Title 11, United States Code, or any similar federal or state law for the relief of debtors.
Business Day	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions are authorized or obligated by law or executive order to close in Atlanta, Georgia or New York, New York.
Corresponding Project	The real estate development project that will be financed through the Loan, as identified above.
Developer	The borrower under the Loan and sponsor of the Corresponding Project, as identified above.
Investor Agreement	The Investor Agreement between the Lender and the Participant, as well as the Terms and Conditions referred to therein and the Lender's Terms of Service and Privacy Policy referenced therein, each as in effect from time to time.
Lender	As defined above, together with its successors and permitted assigns.
Loan	The commercial real estate loan (governed by the Loan Agreement) with the general terms and covering the amount of the Loan Principal set forth above, pursuant to which the Corresponding Project has been financed by the Lender.
Loan Agreement	The Loan Agreement to be entered into between the Developer and the Lender with respect to the Loan, as amended, supplemented or otherwise modified from time to time.
Loan Documents	As defined in the Loan Agreement, including the Note, the Mortgage Instrument, the Security Documents (each as defined in the Loan Agreement), and any other documents or instruments evidencing or securing the Loan and any other documents entered into in connection with the Loan Agreement to which the Lender is a party or for the benefit of the Lender in its capacity as such, in each case as amended, supplemented or otherwise modified from time to time.
Loan Payment	As defined in Section 5.
Loan Principal	The maximum amount available to be borrowed by the Developer from the Lender under the Loan Agreement, as set forth above.
Participant	As defined above, together with its successors and permitted assigns.
Participation Date	The expiration date of the Withdrawal Period.
Participation Interest	As defined in Section 2.
Participation Interest Payment	As defined in Section 5.
Participation Percentage	The percentage of Loan Payments represented by the Participation Interest, as defined above, determined by dividing the Participation Price by the Loan Principal.
Participation Price	As defined above.

Parties	Collectively, the Lender and the Participant.
Payment Dates	The dates upon which the Participation Interest Payments are made. A Payment Date will typically occur within five (5) Business Days of the Lender's receipt of a Loan Payment. The Loan Payment schedule for the Loan, subject to prepayment, is outlined in the Loan Documents, the details of which are available on the Participant's account page at www.groundfloor.us.
Person	An individual, corporation, trust, partnership, joint venture, unincorporated organization, government agency or any agency or political subdivision thereof, or other entity.
Repayment Terms	The terms governing the repayment of the Loan as set forth in the Loan Documents, as set forth in the table above as of the Origination Date of the Loan.
Withdrawal Period	The 48-hour period that begins with the Lender's notice to the Participant that (i) the Lender received sufficient non-binding orders to fully subscribe the Corresponding Project and (ii) all of the financing conditions for the Loan have been satisfied.

2. **SALE AND OWNERSHIP OF PARTICIPATION INTEREST.** Effective as of the date of the Loan Agreement, the Lender hereby sells, assigns, transfers, and delivers to the Participant, without recourse, in consideration of the Participant's payment of the Participation Price to the Lender, and the Participant hereby purchases and accepts from the Lender, an undivided fractional interest (the "Participation Interest") in the Loan Principal, equal in amount to the Participation Percentage of the Loan Principal, and in the related rights, privileges and remedies of the Lender under the Loan Documents as more particularly described in Section 5 or in the Investor Agreement.

3. **RELATIONSHIP OF THE PARTIES.** The Parties hereby agree that (a) the Lender may sell other participations in the Loan Documents from time to time; (b) the Participant shall be considered the legal and equitable owner of the Participation Interest for all purposes; (c) the Participant shall look only to the Developer for repayment of the Loan Principal, interest accrued thereon, and any applicable prepayment premium; and (d) the Participant shall have no interest in any other property of the Developer or any other Person taken as security or guaranty for the Loan Documents or in any property now or hereafter in the possession or control of the Lender, which other property may secure the Loan Documents, provided that, if any such property (or the proceeds thereof) are applied as Loan Payments, the Participant shall be entitled to share in such application as provided in Section 5. For the avoidance of doubt, the Parties hereby agree that the Participation Interests represent a special limited obligation of the Lender, and (i) subject to Section 9, no Participation Interest Payment shall be payable to the Participant unless the Lender has received Loan Payments, and then only to the extent of the Participation Percentage of Loan Payments received by the Lender, and (ii) no Participant shall have any recourse against the Lender unless, and then only to the extent that, the Lender has failed to pay such Participant his or her Participation Interest Payment or has otherwise breached a covenant of this Agreement.

The Lender will appropriately indicate on its records the Participant's Participation Interest in the Loan and the Loan Documents. Neither the Lender nor any of its members, managers, officers, directors, employees, affiliates or agents shall be liable to the Participant for any action lawfully taken or any failure to act by it or them or any error in judgment with respect to any transaction relating to any of the Loan Documents, except for its or their gross negligence or willful misconduct. The Lender shall incur no liability under or in respect of any of the Loan Documents by acting upon any notice, consent, certificate, or other instrument or writing believed by it to be genuine and signed by or sent by the proper party. The Lender may consult with legal counsel, independent public accountants, and other experts that the Lender selects, and the Lender shall not be liable for any action that it takes or omits to take in accordance with the advice of such counsel, accountants, or experts. Without in any way limiting the foregoing, the Lender may rely upon the advice of counsel concerning legal matters.

4. **PAYMENT OF THE PARTICIPATION PRICE.** The Participant hereby irrevocably and unconditionally agrees to pay the Participation Price, in U.S. Dollars and in same day funds (without reduction for or on account of any set-off, counterclaim, or other right whatsoever), to the Lender on the Participation Date. Payment of the Participation Price by the Participant in the manner set forth herein, without further action by either the Lender or the Participant, shall evidence the Participation Interest of the Participant. All U.S. dollar amounts used in or resulting from the calculation of amounts due in respect of the Participation Interest may be rounded to the nearest cent. Participation Percentages are rounded to the nearest hundred thousandth.

Without limiting any other right or remedy that the Lender may have against the Participant hereunder or under applicable law, if the Participant shall default in the payment of the Participation Price, the Participant agrees to pay interest on such amount for the period from and including the date when such payment was due until the date when such payment is made in full at the rate applicable to the Loan Principal for each day during such period, and the Participant shall not be entitled to receive any payments pursuant to this Agreement until all amounts due and payable by the Participant to the Lender hereunder have been paid in full.

5. **APPLICATION OF PAYMENTS; REVERSAL OF PAYMENTS.** Subject to Sections 4 and 9, upon receipt of any cash payment of (or application of any payment to) principal, accrued interest (including any default interest) or any prepayment premium under the Loan Agreement (each a "Loan Payment"), the Lender will promptly pay (or cause to be paid) to the Participant, in U.S. Dollars (or, if another currency was received or applied by the Lender, in such other currency) an amount equal to the Participation Percentage of such Loan Payment (the "Participation Interest Payment"). All Participation Interest Payments shall be made by intra-institution book entry transfer or such other transfer mechanism to the Participant's funding account consistent with the requirements set forth in the Investor Agreement.

Except for Loan Payments, the Participant shall not be entitled to receive any amounts payable by the Developer to, or received by, the Lender with respect to the Loan Documents (including without limitation any fees (other than prepayment premiums, if applicable) received by the Lender in connection with the Loan Documents or any reimbursement of expenses), nor shall the Participant have, by reason of this Agreement, any rights with respect to the Loan Documents except as expressly provided herein. Without limiting the foregoing, the Lender shall have sole discretion in applying amounts received by it from, or for the account of, the Developer or otherwise, provided that, if amounts recovered or received by the Lender are applied to an outstanding Loan Payment, the Lender will promptly pay to the Participant the Participation Percentage thereof as provided herein.

If, after the Lender has paid to the Participant its Participation Percentage of any Loan Payment received by the Lender or any such application made by the Lender, such payment or application is rescinded or must otherwise be returned or must be paid over by the Lender to the Developer or any other Person, whether, pursuant to any Bankruptcy Law or otherwise, the Participant will, at the Lender's request, promptly pay back to the Lender the Participation Percentage of the payment or application so returned or paid over, together with the Participation Percentage of any interest or other amount required to be paid by the Lender with respect to such payment or application.

In the case of any payment (including a payment described above) made to the Participant for which the Lender is not promptly reimbursed by the Developer, the Participant also will pay interest on such payment at the rate applicable to the Loan Principal for each day during the period commencing on the date such amount was due from the Developer and ending upon the repayment of such amount by the Participant to the Lender.

To the extent of the Participant's Participation Percentage, Loan Payments collected by the Lender shall promptly be transferred to the Participant's sub-account in the Investor FBO Account (as defined in the Investor Agreement) in the manner set forth in the Investor Agreement. Any taxes due and payable on any payments to be made to the Participant hereunder shall be the Participant's sole responsibility, and the Participant agrees to reimburse the Lender promptly for any such taxes paid by the Lender (including any taxes due and payable by the Lender on amounts received by it pursuant to this sentence).

THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT PAYMENTS TO THE LENDER UNDER THE LOAN DOCUMENTS ARE SUBJECT TO ALL LIMITATIONS OR RESTRICTIONS SET FORTH THEREIN OR BY WHICH THE LENDER IS BOUND, AND THE PARTICIPANT AGREES THAT THE LENDER SHALL HAVE NO LIABILITY TO THE PARTICIPANT AS A RESULT OF ANY SUCH LIMITATIONS OR RESTRICTIONS UNLESS AND UNTIL A LOAN PAYMENT IS ACTUALLY RECEIVED BY THE LENDER.

6. REPRESENTATIONS AND WARRANTIES BY THE PARTICIPANT. The Participant represents and warrants to the Lender that the Participant is purchasing the Participation Interests for Participant's own account and has the power to enter into this Agreement and that the Participant has taken all action necessary to authorize its execution and delivery of this Agreement and the performance of its obligations hereunder. The Participant further represents and warrants that it has received a copy of the Offering Circular with respect to the Participation Interests and has based its decision to purchase the Participation Interests solely on the Participant's own independent evaluation and investigation of the Project and of the Developer, without any representation whatsoever by the Lender. The Participant represents and warrants to Lender that the Participant meets any applicable residency or minimum financial suitability requirements applicable to the Offering, as outlined in the Offering Circular and has abided by any maximum investment limits applicable to the Offering, as set forth in the Offering Circular. The Participant further represents and warrants to the Lender that the Participant understands that the Participation Interests will not be listed on any securities exchange, that there will be no trading platform for the Participation Interests, that any trading of Participation Interests must be conducted in accordance with federal and applicable state securities laws and that the Participant should be prepared to hold the Participation Interests at least until the underlying Loan matures.

7. REPRESENTATIONS AND WARRANTIES BY THE LENDER. The Lender represents and warrants to the Participant that the Lender has the power to enter into this Agreement and each Loan Document and that the Lender has taken all action necessary to authorize its execution and delivery of this Agreement and each Loan Document and the performance of its obligations hereunder and thereunder.

The Lender makes no representations or warranties, express or implied, and assumes no liability or responsibility to the Participant with respect to: (a) the financial condition or continued solvency of the Developer or any of its affiliates; (b) the ability of the Developer to make the payments contemplated by the Loan Documents; or (c) the accuracy, value, collectability, genuineness, legality, enforceability, sufficiency, validity, and/or the due execution of any of the Loan Documents, or any certificate, report, underwriting materials or other document or instrument used under or in connection with any of the Loan Documents.

8. RELATIONSHIP WITH THE DEVELOPER; NOTICE OF DEFAULT; MODIFICATION, ENFORCEMENT AND SALE OF LOAN DOCUMENTS. The Lender will handle all transactions under the Loan Documents in the ordinary course of business in accordance with its usual practices and shall hold the Loan Documents for the benefit of the Lender and of the Participant (and any other participants) to the extent of their respective percentage interests in the Loan Documents.

The Lender shall use commercially reasonable efforts to give the Participant notice of any event of default under the Loan Documents by the Developer of which the Lender has received written notice from the Developer or of which the Lender has actual knowledge and which, in the Lender's judgment, materially affects the interest of the Participant; provided that neither the Lender nor any of its members, managers, officers, directors, employees, affiliates or agents shall be liable for any failure to give any such notice, and the failure by the Lender to give any such notice shall not affect any of the duties and obligations of the Participant hereunder.

The Participant shall be the legal and equitable owner of the rights, privileges and remedies applicable to the Participation Interest under the Loan Documents, provided that all such rights, privileges and remedies shall be exercised solely through the Lender or its representatives, and the Participant shall have no direct recourse in respect of the Loan Documents to the Developer or any other Person. Except as provided below in this Section, the Lender shall have the exclusive right in its name alone and in its sole discretion (a) to give or withhold waivers, consents, extensions, or compromises in connection with the Loan Documents or to amend or modify the Loan Documents; (b) to take or refrain from taking action in connection with the handling, realizing upon, exercise of remedies, or enforcing with respect to the Loan Documents; (c) to control the prosecution and defense of any action, claim, or demand of any kind that shall be asserted against either the Lender or the Participant, or both, directly or indirectly relating to any transaction in respect of any of the Loan Documents; and (d) while an event of default exists under the Loan Documents, to sell all or any portion of its rights, title and interest to any Person under the Loan Documents, whether at, below or above par, in accordance with Section 9(y). Except as provided below in this Section, and without limiting the generality of the foregoing, if an event of default under the Loan Documents occurs which is not waived by the Lender or cured within any applicable grace period, the Lender may, at its sole option, exercise or refrain from exercising any rights or remedies it may have or take any other action with respect to the Loan Documents, including enforcing a security interest in the assets pledged to secure the Loan Payments, or otherwise available to the Lender. Except as provided below in this Section, at no time shall the Lender be under any duty to enforce any rights, remedies, powers, or privileges with respect to any enforcement of the obligations of the Developer under any of the Loan Documents, and the Lender shall not be compelled to do any act hereunder or thereunder or to take any action toward the exercise or enforcement of the powers created by this Agreement or any of the Loan Documents or to prosecute or defend any suit in respect hereof or thereof.

Notwithstanding the foregoing, the Lender agrees to use commercially reasonable efforts to pursue, either directly or through its representatives, (i) the collection of any amounts owing to the Lender under the Loan Documents (to the extent constituting Loan Payments), and (ii) the exercise of the Lender's remedies upon a breach of the Loan Documents, in each case to the extent warranted in the Lender's business judgment and consistent with reasonable commercial standards of fair dealing. In no event shall the Lender be obligated to pursue collection or enforcement if in the Lender's business judgment the reasonable costs and expenses thereof will exceed the aggregate Loan Payments reasonably recoverable or realizable.

9. LIQUIDATION PROCEEDS, COSTS, AND EXPENSES. Any and all payments and repayments received by the Lender or the Participant in connection with (x) any exercise of remedies with respect to the Loan Documents or (y) any sale of the Lender's rights, title and interest under the Loan Documents (collectively, the "Liquidation Proceeds") shall be applied (a) first, to all costs and expenses of any nature whatsoever incurred by the Lender for the maintenance, preservation, defense, protection, sale, other disposition, collection, and enforcement of the Loan Documents, including without limitation (i) court costs and reasonable attorneys' fees, expenses, and disbursements and (ii) any costs and expenses described in the following paragraph (collectively, the "Liquidation Costs"), (b) second, to any prepayment premium owed by the Developer under the Loan Documents, (c) third, to accrued and unpaid interest owed by the Developer under the Loan Documents, and (d) fourth, to the outstanding Loan Principal. The Liquidation Proceeds other than Liquidation Costs shall be shared pro rata between the Participant and any other participants (including the Lender if a participant) in accordance with their respective Participation Percentages.

If the Lender shall be sued or threatened with suit as the result of any transaction in respect of any of the Loan Documents, or in the event that any action, claim, or demand of any kind shall be asserted against the Lender, directly or indirectly relating to such transaction, then, and in any such event, all moneys paid in satisfaction or compromise of such suit, claim, action, or demand and any expenses, costs, and attorneys' fees paid or incurred in connection therewith shall be for the account of the Participant in accordance with its participation percentage, but only to the extent of any Loan Payments received by the Participant.

10. DUTIES OF THE LENDER. The Lender's duties to the Participant hereunder and in respect of the Loan Documents are limited to those obligations explicitly set forth in this Agreement, and the Lender assumes no other duties, fiduciary or otherwise, to the Participant.

11. ADDITIONAL INVESTMENTS BY THE LENDER. The Participant recognizes and agrees that the Lender may from time to time make other or additional investments in the Developer or any other Person, which may not be participated in by the Participant.

12. TERM. This Agreement and all of the Participation Interests of the series of which it is part will automatically terminate upon payment of all amounts owed to the Participant pursuant hereto, including upon the discharge or cancellation of any remaining Loan Payments. The Participation Interests are not redeemable at the option of the Participant.

13. MISCELLANEOUS PROVISIONS.

(a) Applicable Law. This Agreement shall be governed by and construed under the laws of the State of Georgia without regard to principles of conflict of laws. Should any provision of this Agreement be deemed invalid or unenforceable as contrary to applicable law, the Parties agree that such provisions shall automatically be deemed to be reformed to the extent necessary to be consistent with applicable law.

(b) Waiver of Jury Trial. The Parties waive a trial by jury in any litigation relating to this Agreement, the Participation Interest, or the Loan Agreement.

(c) Arbitration. Either Party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of any claim or dispute relating to this Agreement, the Participation Interest or the Loan Agreement be final and binding arbitration pursuant to the terms and conditions set forth in the Investor Agreement between the Parties.

(d) Successors and Assigns. The provisions of this Agreement shall bind the Parties' respective successors and assigns. The Participant may not sell, pledge, assign, sub-participate, transfer or otherwise convey its Participation Interest or its rights or obligations under this Agreement without the prior written consent of the Lender, which consent shall be conditioned on the transferee being registered as an investor on the Lender's investment platform and such transferee agreeing to the terms of the Investor Agreement and this Agreement. Any purported conveyance in contravention of the foregoing shall be void. The Lender shall have the right to sell, assign, transfer or otherwise convey all or any portion of the Loan Documents for any or no consideration, provided that any such conveyance of the Loan Documents to an Affiliate of the Lender shall be made subject to the terms of this Agreement. The Parties agree that any conveyance by the Lender that is (i) not to an Affiliate of the Lender and also (ii) not made subject to the terms of this Agreement shall be deemed a repayment in full of all of the Developer's obligations under the Loan Documents. In such case, the Parties agree that the proceeds thereof (net of the Lender's reasonable transaction costs and expenses, including any Liquidation Costs) shall be applied as provided in Section 9, and the Participant shall be entitled to share in any application thereof to Loan Payments as provided in Section 5.

(e) Notices. All notices required to be given under this Agreement shall be delivered and shall be effective as provided in the Investor Agreement between the Parties.

(f) Caption Headings. Caption or section headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of the Agreement.

(g) Attorneys' Fees and Costs. If any lawsuit or proceeding is brought by the Lender or the Participant to enforce the terms of this Agreement, the unsuccessful Party shall, subject to any limits under applicable law, pay the prevailing Party all of its court costs and reasonable attorneys' fees incurred in bringing or defending such action.

(h) No Third Party Beneficiary. None of the provisions of this Agreement shall inure to the benefit of the Developer or any other Person other than the Lender and the Participant. Consequently, neither the Developer nor any other Person other than the Lender and the Participant shall be entitled to rely upon or raise as a defense, in any manner whatsoever, the failure of either the Participant or the Lender to comply with the provisions of this Agreement.

(i) Entire Agreement. This Agreement, together with the Investor Agreement, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in this Agreement and the Investor Agreement (other than an exception expressly set forth as such therein), the statements in this Agreement shall control. Without limiting the foregoing, the Participant specifically acknowledges application of Section 18 (Consent to Electronic Transactions and Disclosures) of the Investor Agreement to this Agreement and the Participation Interests. Unless otherwise contemplated herein or in the Investor Agreement, this Agreement cannot be modified or changed in any way except in writing upon the agreement of the Parties hereto. Any waiver of a breach of any provision of this Agreement will not be a waiver of any subsequent breach. Failure or delay by either Party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition.

(j) Electronic Signatures. The Parties each agree that the Electronic Signature (defined below), whether digital or encrypted, of the Parties included in this Agreement are intended to authenticate this writing and to have the same force and effect as manual signatures to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 USC §§ 7001 et seq.), the Georgia Uniform Electronic Transactions Act, O.C.G.A. § 10-12 et seq., or any other similar state laws based on the Uniform Electronic Transactions Act. "Electronic Signature" means any electronic sound, symbol or process attached to or logically associated with a record and executed and adopted by a Party with the intent to sign such record.

Date of this Offering Circular: March 16, 2015

PART III — EXHIBITS

Index to Exhibits

Exhibit	Exhibit Description
2.1	Groundfloor Finance Inc. First Amended and Restated Articles of Incorporation
2.2	Groundfloor Finance Inc. Bylaws
3.1	Series Seed Securities Purchase Agreement
3.2	Investors' Rights Agreement
4.1	Form of Investor Agreement
4.2	Standard Form of Participation Agreement (incorporated by reference from the Offering Circular)
6.1	Executive Employment Agreements with Brian Dally dated November 19, 2014
6.2	Executive Employment Agreements with Nikhil Bhargava dated November 19, 2014
6.3	Offer Letter for Benjamin Armstrong dated September 12, 2013
6.4	Offer Letter for Jesse Dyer dated September 12, 2014
6.5	Offer Letter for Chris Schmitt dated February 24, 2014
6.6	2013 Stock Option Plan
6.7	Option Award Agreement for Jesse Dyer
6.8	Option Award Agreement for Michael Olander Jr.
6.9	Option Award Agreement for Chris Schmitt
6.10	Stock Repurchase Agreements for Benjamin Armstrong
6.11	Stock Repurchase Agreements for Nikhil Bhargava
6.12	Stock Repurchase Agreements for Brian Dally
6.13	Stock Repurchase Agreements for Chris Schmitt
10.1	Consent of Hughes, Pittman & Gupton LLP*
11.1	Opinion of Robbins Ross Alloy Belinfante Littlefield LLC
12.1	Loan Summaries/ Project Listings (incorporated by reference from the Offering Circular)
12.2	Additional Sales Materials*

*To be filed by amendment.

EXHIBIT 2.1

FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION

Control No.: 14073197

STATE OF GEORGIA

Secretary of State
Corporations Division
313 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF RESTATED ARTICLES

I, **Brian P. Kemp,** The Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

GROUNDFLOOR FINANCE INC.
a Domestic For-Profit Corporation

is hereby issued a CERTIFICATE OF RESTATED ARTICLES under the laws of the State of Georgia on **December 05, 2014** by the filing of all documents in the Office of the Secretary of State and by the paying of all fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on December 05, 2014



STATE OF GEORGIA
CONSTITUTION
WIS DOM
JUSTICE
MODER ATION
1776

Brian P. Kemp
Secretary of State

Tracking #: 3THRpKFV

ARTICLES OF RESTATEMENT
OF
GROUNDFLOOR FINANCE INC.

Pursuant to Section 14-2-1007 of the Georgia Business Corporation Code, the undersigned corporation hereby submits the following for the purpose of amending and restating its Articles of Incorporation and does hereby certify as follows:

1. The name of the corporation is Groundfloor Finance Inc. (the "**Corporation**").

2. The Corporation's Articles of Incorporation are hereby amended and restated as set forth in the First Amended and Restated Articles of Incorporation attached hereto as **Exhibit A**.

3. The Corporation's First Amended and Restated Articles of Incorporation were approved and adopted by the Corporation's Board of Directors on December 5, 2014, and Shareholders on December 5, 2014, in the manner prescribed by law.

4. The Articles of Restatement will be effective upon filing.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Restatement to be signed by its Chief Executive Officer on December 5, 2014.

GROUNDFLOOR FINANCE INC.

By: ____________________
Brian Dally
Chief Executive Officer

Exhibit A

GROUNDFLOOR FINANCE INC.

FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION

ARTICLE I

The name of the corporation is Groundfloor Finance Inc. (the "***Corporation***"). The effective date of this First Amended and Restated Articles of Incorporation (the "***Restated Articles***") shall be December 5, 2014.

ARTICLE II

The Corporation is organized pursuant to the Georgia Business Corporation Code (the "***Code***"), as it may be amended from time to time, and shall have perpetual duration.

ARTICLE III

The Corporation is organized for the purpose of engaging in any lawful business not specifically prohibited to corporations for profit under the laws of the State of Georgia, and the Corporation has all powers necessary to conduct any such businesses and all other powers enumerated in the Code, as it may be amended from time to time.

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 5,575,000 shares consisting of (a) 5,000,000 shares of Common Stock, no par value per share ("***Common Stock***"), and (b) 575,000 shares of Preferred Stock, no par value per share ("***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of the Restated Articles, 575,000 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***". The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

B. PREFERRED STOCK.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of each series of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the "***Preferred Stock Liquidation Preference***"). If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the shareholders of the Corporation shall be insufficient to pay the holders the Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of the Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes of these Restated Articles, "***Original Issue Price***" means $5.205 per share for each share of the Series Seed Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Series Seed Preferred Stock).

1.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the shareholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 <u>Deemed Liquidation Events</u>.

1.3.1 <u>Definition</u>. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis) (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 1.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 1.1 and 1.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 1.3.1(a)(ii) or 1.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the Code within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Georgia law governing distributions to stockholders (the "***Available Proceeds***"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Preferred Stock Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Georgia law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 1.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

1.3.3 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

1.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 1.1 and 1.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 1.1 and 1.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 1.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

2. Voting.

2.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of these Restated Articles, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 2.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 2.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 2.2. The rights of the holders of the Series Seed Preferred Stock and the rights of the holders of the Common Stock under the first sentence of this Section 2.2 shall terminate on the first date following the Series Seed Original Issue Date (as defined below) on which the outstanding number of shares of Series Seed Preferred Stock do not constitute at least five percent (5%) of the outstanding capital of the Company (calculated on a fully diluted as-if-converted to Common Stock basis assuming the conversion of all outstanding Preferred Stock and the exercise of all outstanding options and warrants).

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or these Restated Articles) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class: (a) alter the rights, powers or privileges of the Preferred Stock set forth in these Restated Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock; (b) increase or decrease the authorized number of shares of any class or series of capital stock; (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the articles of incorporation of the Corporation, as then in effect, that are senior to or on a parity with the Series Seed Preferred Stock; (d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); (e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; (f) increase or decrease the number of directors of the Corporation; or (g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. <u>**Conversion**</u>. The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

3.1 <u>Right to Convert</u>.

3.1.1 <u>Conversion Ratio</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series of Preferred Stock by the applicable Conversion Price (as defined below) for such series of Preferred Stock at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 <u>Mechanics of Conversion</u>.

3.3.1 <u>Notice of Conversion</u>. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Restated Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price shall be made with respect to the converted shares for any declared but unpaid dividends on the Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustments to Series Seed Conversion Price.

3.4.1 Special Definitions. For purposes of this Section 3.4, the following definitions shall apply:

(a) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Series Seed Original Issue Date***" shall mean the date on which the first share of Series Seed Preferred Stock was issued by the Corporation.

(c) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Subsection 3.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 3.5, 3.6, 3.7, or 3.9;

(iii) up to an aggregate of 500,000 shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock issued to the public in connection with the Company's initial public offering of its Common Stock pursuant to a registration statement filed under the Securities Act of 1933, as amended;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

3.4.2 No Adjustment of Conversion Price.

(a) No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 3.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 3.4.4 (either because the consideration per share (determined pursuant to Subsection 3.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 3.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 3.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 3.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 3.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 3.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

3.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 3.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b) "CP1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

3.4.5 Determination of Consideration. For purposes of this Subsection 3.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 3.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such

Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 3.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, each Conversion Price for the Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, each Conversion Price for the Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event each Conversion Price for the Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.6 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of the Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of the Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of the Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of the Preferred Stock had been converted into Common Stock on the date of such event.

3.8 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.5, 3.6, 3.7 or 3.9 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of the Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.9 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.6, 3.7 or 3.8), then, following any such consolidation or merger, provision shall be made that each share of the

Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of the Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of the Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

3.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of the Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Preferred Stock.

3.11 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with total gross proceeds to the Company of not less than $15,000,000 (before deduction of underwriters' commissions and expenses), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in these Restated Articles, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the

Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends**. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3. Such dividends shall be payable only when, as and if declared by the Board.

5. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. **Waiver**. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders; provided, that, notwithstanding the foregoing, the affirmative written consent or vote of the holders of at least a majority of the outstanding shares of the Series Seed Preferred Stock (voting as a single class) shall be required to waive prospectively or retrospectively Section 2.3 as it relates to the Series Seed Preferred Stock.

7. **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the earlier of the record date or effective date for the event specified in such notice. Notwithstanding the foregoing, the Requisite Holders may waive such notice requirement on behalf of all holders of Preferred Stock.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V

The street address and county of the initial registered office shall be Robbins Ross Alloy Belinfante Littlefield LLC, 999 Peachtree Street NE, Suite 1120, Atlanta, Georgia 30309 in Fulton County. The initial registered agent at that office shall be Vincent Russo, Esq.

ARTICLE VI

The mailing address of the initial principal office of the Corporation is: 3355 Lenox Road, Suite 750, Atlanta, Georgia 30326.

ARTICLE VII

The Corporation shall be managed, its affairs regulated, and indemnity provided to its officers and directors as provided herein and in its Bylaws. The number, term, qualifications, and method of electing directors and the directors' authority are set out in its Bylaws.

ARTICLE VIII

No director of the Corporation shall have personal liability arising out of an action whether by or in the right of the corporation or otherwise for monetary damages for breach of any duty as a director; provided, however, that the foregoing shall not limit or eliminate the personal liability of a director with respect to: (i) acts or omissions that such director at the time of such breach knew or believed were clearly in conflict with the best interests of the Corporation; (ii) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (iii) acts or omissions which involve intentional misconduct or a knowing violation of law; (iv) the types of liability set forth in Section 14-2-832 of the Code; and (v) any transaction from which such director derived an improper personal benefit. As used in this Article VIII, the term "improper personal benefit" does not include a director's reasonable compensation or other reasonable incidental benefit for or on account of his or her services as a director, officer, employee, independent contractor, attorney, or consultant of the corporation.

No repeal or amendment of this Article VIII, nor the adoption of any Article inconsistent with this Article VIII, shall eliminate or reduce retroactively the effect of this Article VIII. If the Code is amended hereafter to provide for further limitations on director's liability, then such further limitations shall be incorporated herein by reference, without the necessity of amending these Articles in order to list them. This Article VIII shall be construed to limit the liability of officers and directors of the Corporation to the fullest extent permitted by applicable law.

This Article VIII shall not affect a provision permitted under the Code, in the Restated Articles, Bylaws, contract or resolution of the Corporation indemnifying or agreeing to indemnify a director against personal liability. Any repeal or modification of the Restated Articles shall not adversely affect any limitation hereunder on the personal liability of the director with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE IX

The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and will inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation will not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article IX shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation. The rights to indemnification and to the advance of expenses conferred in this Article IX shall not be exclusive of any other right which any person may have or hereafter acquire under these Restated Articles, the Bylaws, any law, agreement, or otherwise. Any repeal or modification of this Article IX by the Corporation's shareholders will not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE X

Any provision in the Code for the protection of shareholders shall not be applicable to the Corporation to the extent the Corporation may disclaim applicability or waive the application of such shareholder protections in the Code.

ARTICLE XI

To the fullest extent permitted under the Code, any action which is required or permitted to be taken at a meeting of the shareholders may be taken by written consent without a meeting and without prior notice by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated written consent must be filed with the Secretary of the Corporation to be kept in the corporate minute book, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with this section. Delivery made to the Secretary of the Corporation shall be by hand or by certified or registered mail, return receipt requested. When corporate action is taken without a meeting by less than unanimous written consent, notice shall be given to those shareholders who have not consented in writing within ten (10) days after such action is taken. A shareholders' consent to action taken without meeting may be in electronic form and delivered by electronic means.

Notwithstanding any applicable Georgia law, the Corporation is not required to give the shareholders written notice of the proposed action at least ten (10) days before the action is taken in the event that shareholder approval is required for (i) an amendment of the articles of incorporation; (ii) a plan of merger or share exchange; (iii) a plan of conversion; (iv) the sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's property; or (v) a proposal for dissolution, and the approval is to be obtained through action without meeting.

ARTICLE XII

Subject to any additional vote required by the Code, the Corporation reserves the right to amend, alter, change or repeal any provision contained in by the Restated Articles, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. The method of amending the Bylaws is set out in the Bylaws.

* * * * *

EXHIBIT 2.2

BYLAWS

BYLAWS

OF

GROUNDFLOOR FINANCE INC.

ARTICLE I
OFFICES

1. Principal Office. The principal office of the Company shall be located in Fulton County, Georgia or at such place as is designated by the Board of Directors of the Company (the "**Board**").

2. Registered Office. The registered office of the Company required by law to be maintained in the State of Georgia may be, but need not be, identical to the principal office of the Company.

3. Other Offices. The Company may have offices at such other places, either within or without the State of Georgia, as the Board may from time to time determine or as the business of the Company may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

1. Place of Meetings. All meetings of the shareholders shall be held at the principal office of the Company or at such other place, either within or without the State of Georgia, as shall be designated in the notice of the meeting or agreed upon by the Board.

2. Annual Meeting. The annual meeting of the shareholders shall be held during the month of April of each year on any day in that month (except a Saturday, Sunday or a legal holiday) and at such time as is determined by the Board, for the purpose of electing Directors of the Company and for the transaction of such other business as may be properly brought before the meeting.

3. Substitute Annual Meeting. If the annual meeting is not held on the day designated by these Bylaws, a substitute annual meeting may be called in accordance with the provisions of this paragraph 3 of this Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting.

4. Special Meetings. Special meetings of the shareholders may be called at any time by the Chief Executive Officer, the President, the Secretary or the Board. In addition, special meetings of the shareholders shall be called by the Chief Executive Officer, the President or the Secretary pursuant to the written request of the holders of not less than one-tenth of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

5. Notice of Meetings.

(a) Written notice stating the time and place of the meeting shall be delivered not less than ten (10) nor more than sixty (60) days before the date thereof, either personally, by facsimile transmission, mail, private carrier or electronic means, or by any other means permitted by law, by or at the direction of the Board, Chief Executive Officer, President, Secretary or other person calling the meeting, to each shareholder of record entitled to vote at such meeting; provided that such notice must be given to all shareholders, including non-voting shareholders, with respect to any meeting at which a merger, share exchange, sale, lease, exchange, or other disposition of all or substantially all of the property of the Company other than in the regular course of business, or voluntary dissolution is to be considered and in such other instances as required by law.

(b) In the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted thereat unless it is a matter, other than election of Directors, on which the vote of the shareholders is expressly required by the provisions of the Georgia Business Corporation Code or notice of such purpose is otherwise required by law to be provided. In the case of a special meeting, the notice of meeting shall include a description of the purpose or purposes for which the meeting is called.

(c) When a meeting is adjourned for more than one hundred twenty (120) days or a new record date is or must be fixed as required by law, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for one hundred twenty (120) days or less in any one adjournment, it shall not be necessary to give any notice of the new date, time and place of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken.

(d) A shareholder in a signed writing may waive notice of any meeting before or after the date and time stated in the notice by delivering such waiver to the Company for inclusion in the minutes of such meeting or for filing with the corporate records. Attendance by a shareholder at a meeting constitutes a waiver of notice of such meeting, unless at the beginning of the meeting the shareholder objects to holding the meeting or the transaction of business at the meeting, or objects to considering a matter not within the purpose or purposes described in the meeting notice before such matter is voted on.

6. Shareholders List. After fixing the record date for a meeting, the Secretary shall prepare an alphabetical list of the shareholders entitled to notice of such meeting or any adjournment thereof, arranged by voting group, class and series, with the address of and number of shares held by each shareholder. Such list shall be kept on file at the principal office of the Company, or at a place identified in the meeting notice in the city where the meeting will be held, beginning two (2) business days after notice of such meeting is given and continuing through the meeting, and on written demand shall be subject to inspection or copying by any shareholder, his agent or attorney at any time during regular business hours. This list also shall be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder, his agent or attorney during the entire time of the meeting.

7. Quorum.

(a) Unless otherwise provided by law, a majority of the votes entitled to be cast on a matter by a separate voting group shall constitute a quorum of such voting group on that matter at a meeting of the shareholders. A separate voting group may only take action on a matter at a meeting if a quorum of those shares is present. In the absence of a quorum at the opening of any meeting of the shareholders, such meeting may be adjourned from time to time by the vote of a majority of the shares voting on the motion to adjourn, but no other business may be transacted until and unless a quorum is present. When a quorum is present at any adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If a quorum is present at the original meeting, a quorum need not be present at an adjourned meeting to transact business unless a new record date is or must be set for that adjourned meeting.

(b) At a meeting at which a quorum is present, a separate voting group may continue to do business until adjournment, notwithstanding the withdrawal of sufficient shareholders to leave less than a quorum of the separate voting group.

8. Voting of Shares and Voting Groups.

(a) Except as otherwise provided by the Articles of Incorporation or by law, each outstanding share having voting rights shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders. All shares entitled to vote and be counted together collectively on a matter as provided by the Articles of Incorporation or by the Georgia Business Corporation Code shall constitute a single voting group. Additional required voting groups shall be determined in accordance with the Articles of Incorporation, these Bylaws and the Georgia Business Corporation Code.

(b) Except in the election of directors, at a shareholder meeting duly held and at which a quorum is present, action on a matter by a voting group shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the vote by a greater number is required by law or by the Articles of Incorporation or by these Bylaws. For such actions, abstentions shall not be treated as negative votes. Corporate action on such matters shall be taken only when approved by each and every voting group entitled to vote as a separate voting group on such matter as provided by the Articles of Incorporation, these Bylaws or the Georgia Business Corporation Code.

(c) Voting on all matters shall be by voice vote or by a show of hands unless the holders of one-tenth of the shares represented at the meeting shall, prior to the voting on any matter, demand a ballot vote on that particular matter.

(d) Shares of the Company shall not be entitled to vote if they are owned, directly or indirectly, by another corporation in which the Company owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation; provided that this provision does not limit the power of the Company to vote its own shares held by it in a fiduciary capacity.

9. Proxies. Shares may be voted either in person or by one or more agents authorized by a written proxy executed by the shareholder or by his duly authorized attorney-in-fact. A proxy shall not be valid after the expiration of eleven (11) months from the date of its execution, unless the person executing it specifies therein the length of time for which it is to continue in force, or limits its use to a particular meeting. Any proxy shall be revocable by the shareholder unless the written appointment expressly and conspicuously provides that it is irrevocable and the appointment is coupled with an interest as required by law. Proxies may be provided in any form or manner permitted by applicable law.

10. Inspectors of Election.

(a) Appointment of Inspectors of Election. In advance of any meeting of shareholders, the Board may appoint any persons, other than nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the chairman of any such meeting may appoint inspectors of election at the meeting. The number of inspectors shall be either one or three. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the Board in advance of the meeting or at the meeting by the person acting as chairman.

(b) Duties of Inspectors. The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes, ballots or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine the result and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical.

(c) Vote of Inspectors. If there are three inspectors of election, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

(d) Report of Inspectors. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge or question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be a prima facie evidence of the facts stated therein.

11. Informal Action by Shareholders.

(a) To the full extent permitted by the Georgia Business Corporation Code as it may be amended from time to time, any action which is required or permitted to be taken at a meeting of the shareholders may be taken, without a meeting and without prior notice, by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated consent must be filed with the Secretary to be kept with the corporate records, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with this paragraph. When corporate action is taken without a meeting by less than unanimous written consent, notice shall be given to those shareholders who have not consented in writing within ten (10) days after such action is taken. Consent by shareholders to action taken without meeting may be in electronic form and delivered by electronic means.

(b) Action by the shareholders to elect directors at an annual meeting of shareholders may only be taken without a meeting if signed by all of the shareholders entitled to vote thereon.

ARTICLE III
DIRECTORS

1. General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by, the Board or by such committees as the Board may establish pursuant to these Bylaws.

2. Number, Term and Qualification. Except as otherwise provided in the Articles of Incorporation, the number of Directors which shall constitute the whole Board shall be determined from time to time by resolution of the shareholders or the Board, but in no event shall be less than one. Each director shall hold office until his death, resignation, retirement, removal, disqualification or his successor is elected and qualifies. Directors need not be residents of the State of Georgia or shareholders of the Company.

3. Election of Directors. Except as otherwise provided in these Bylaws, Directors shall be elected at the annual meeting of shareholders, and those persons who receive the highest number of votes at a meeting at which a quorum is present shall be deemed to have been elected.

4. Removal. Directors may be removed from office with or without cause by a vote of shareholders holding a majority of the outstanding shares entitled to vote at an election of directors provided the notice of the shareholders' meeting at which such action is to be taken states that a purpose of the meeting is removal of the director and the number of votes cast to remove the director exceeds the number of votes cast not to remove him. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. Unless otherwise provided in the Articles of Incorporation, the entire Board may be removed from office with or without cause by the affirmative vote of a majority of the votes entitled to be cast at any election of directors.

5. Vacancies. A vacancy occurring in the Board, including, without limitation, a vacancy created by an increase in the authorized number of directors or resulting from the shareholders' failure to elect the full authorized number of directors, may be filled by the Board or if the directors remaining in office constitute less than a quorum of the directors, they may fill the vacancy by the affirmative vote of a majority of all remaining directors or by the sole remaining director. If the vacant office was held by a director elected by a voting group, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. The shareholders may elect a director at any time to fill any vacancy not filled by the directors.

6. Chairman. There may be a Chairman of the Board elected by the directors from their number at any meeting of the Board. The Chairman shall preside at all meetings of the Board and of shareholders and perform such other duties as may be directed by the Board. Until a Chairman of the Board is elected, the Chief Executive Officer shall preside at the meetings of the Board and shareholders.

7. Compensation. The Board may provide for the payment of any and all expenses incurred by the directors in connection with their services as directors. The approval of shareholders holding at least seventy-five percent (75%) of the shares of the common stock of the Company then outstanding shall be required in order to establish or change the compensation paid to any director for his or her service as a director.

8. Executive and Other Committees.

(a) The Board, by resolution adopted by a majority of the number of directors then in office, may designate from among its members an Executive Committee and one or more other committees, each consisting of two or more directors and each of which, to the extent authorized by law or provided in one or more resolutions adopted by the Board, shall have and may exercise all of the authority of the Board, except no such committee shall: (1) authorize distributions; (2) approve or propose to shareholders actions required by the Georgia Business Corporation Code to be approved by shareholders; (3) fill vacancies on the Board or on any of its committees; (4) amend the Company's Articles of Incorporation pursuant to O.C.G.A. § 14-2-1002; (5) adopt, amend or repeal these Bylaws; (6) approve a plan of merger not requiring shareholder approval; (7) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board; or (8) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board may authorize a committee (or a senior executive officer of the Company) to do so within limits specifically prescribed by the Board.

(b) Any resolutions adopted or other action taken by any such committee within the scope of the authority delegated to it by the Board shall be deemed for all purposes to be adopted or taken by the Board. The designation of any committee and the delegation thereto of authority shall not operate to relieve the Board, or any member thereof, of any responsibility or liability imposed upon it or him by law.

(c) Regular meetings of any such committee may be held without notice at such time and place as such committee may fix from time to time. Special meetings of any such committee may be called by any member thereof upon not less than two days notice stating the place, date and hour of such meeting. Any member of any committee may in a signed writing waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person.

(d) A majority of the members of any such committee shall constitute a quorum for the transaction of business at any meeting thereof and actions of such committee must be authorized by the affirmative vote of a majority of the members of such committee.

(e) Any member of any such committee may be removed at any time with or without cause by resolution adopted by a majority of the Board.

(f) Any such committee may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board for its information.

ARTICLE IV
MEETINGS OF DIRECTORS

1. Regular Meetings. The Board may provide, by resolution, the time and place, either within or without the State of Georgia, for the holding of regular meetings of the Board.

2. Special Meetings. Special meetings of the Board may be called by or at the request of the Chairman of the Board (if one has been duly elected), the Chief Executive Officer, the President or any two directors. Such meetings may be held either within or without the State of Georgia.

3. Notice of Meetings.

(a) Regular meetings of the Board may be held without notice.

(b) The person or persons calling a special meeting of the Board shall, at least two days before the meeting, give notice thereof either personally or by facsimile transmission, mail private carrier or electronic means, or by any other means permitted by law. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten (10) days in any one adjournment.

(c) A director, in a signed writing, may waive notice of any meeting before or after the date and time stated in the notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened and does not vote for or assent to action taken at the meeting.

4. Quorum. A majority of the directors in office immediately before the meeting shall constitute a quorum for the transaction of business at any meeting of the Board.

5. Manner of Acting.

(a) Except as otherwise provided in this paragraph 5, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless a greater number is required by law, the Articles of Incorporation or a Bylaw adopted by the shareholders.

(b) A director who is present at a meeting of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon his arrival) to holding it or transacting business at the meeting or unless his contrary vote is recorded or his dissent is otherwise entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent to the Secretary immediately after the adjournment of the meeting. Such right of dissent shall not apply to a director who voted in favor of such action.

(c) The vote of a majority of the number of directors then in office shall be required to adopt a resolution constituting an Executive Committee or other committee of the Board. The vote of a majority of the directors then holding office shall be required to adopt, amend or repeal a Bylaw or to adopt a resolution dissolving the Company without action by the shareholders in circumstances authorized by law. Vacancies in the Board may be filled as provided in paragraph 5 of Article III of these Bylaws.

6. Informal Action by Directors. Action taken by the directors or members of a committee of the Board without a meeting is nevertheless Board or committee action if written consent to the action in question is signed by all of the directors or members of the committee, as the case may be, and filed with the minutes of the proceedings of the Board or committee, whether done before or after the action so taken. Such action will become effective when the last director or committee member signs the written consent, unless the written consent specifies a different date. A director's consent to action taken without meeting may be in electronic form and delivered by electronic means.

7. Attendance by Telephone. Any one or more Directors or members of a committee may participate in a meeting of the Board or committee by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other simultaneously, and such participation in the meeting shall be deemed present in person at such meeting.

ARTICLE V
OFFICERS

1. Number. The officers of the Company shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers as the Board may from time to time appoint. Any two or more offices, other than those of Chief Executive Officer and President on the one hand, and Secretary on the other hand, or any combination thereof, may be held by the same person. In no event, however, may an officer act in more than one capacity where action of two or more officers is required.

2. Appointment and Term. The officers of the Company shall be appointed by the Board. Such appointment may be made at any regular or special meeting of the Board. Each officer shall hold office until his death, resignation, retirement, removal, disqualification, or his successor is appointed and qualifies.

3. Removal. Any officer or agent appointed by the Board may be removed by the Board with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4. Compensation. The compensation of all officers of the Company shall be fixed by the Board.

5. Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board, supervise and control the management of the Company in accordance with these Bylaws. The Chief Executive Officer shall, in the absence of a Chairman of the Board, preside at all meetings of the Board and shareholders; shall sign, with any other proper officer, certificates for shares of the Company and any deeds, mortgages, bonds, contracts, or other instruments which may be lawfully executed on behalf of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be delegated by the Board to some other officer or agent; and, in general, shall perform all duties incident to the office and such other duties as may be prescribed by the Board from time to time.

6. President. If the Board has not designated the Chairman of the Board or another officer as the Chief Executive Officer, the President shall be the Chief Executive Officer and perform the duties and exercise the powers of that office. In addition, the President shall perform all duties incident to the office of President and such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. If the Board has designated a Chief Executive Officer, the President shall, in the absence or disability of the Chief Executive Officer, exercise the powers of that office.

7. Vice Presidents. The Vice Presidents, in the order of their appointment, unless otherwise determined by the Board, shall, in the absence or disability of the President, perform the duties and exercise the powers of that office. In addition, they shall perform such other duties and have such other powers as the President or the Board shall prescribe.

8. Secretary. The Secretary shall keep accurate records of the acts and proceedings of all meetings of shareholders, Directors and committees. The Secretary shall give all notices required by law and by these Bylaws. The Secretary shall maintain the corporate books and records and the corporate seal, and the Secretary shall affix the corporate seal to any lawfully executed instrument requiring it. The Secretary shall maintain the stock transfer books of the Company and shall keep, at the registered or principal office of the Company, a record of shareholders showing the name and address of each shareholder and the number and class of the shares held by each. The Secretary shall sign such instruments as may require the Secretary's signature, and, in general, attest the signature or certify the incumbency or signature of any other officer of the Company and shall perform all duties incident to the office of Secretary and such other duties as may be assigned to the Secretary from time to time by the Chief Executive Officer, the President or by the Board.

9. Treasurer. The Treasurer shall have custody of all funds and securities belonging to the Company and shall receive, deposit or disburse the same under the direction of the Board. The Treasurer shall keep full and accurate accounts of the finances of the Company which may be consolidated or combined statements of the Company and one or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for the year unless that information appears elsewhere in

the financial statements. If financial statements are prepared for the Company on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. The Company shall mail the annual financial statements, or a written notice of their availability, to each shareholder within one hundred twenty (120) days of the close of each fiscal year. The Treasurer shall, in general, perform all duties incident to the Treasurer's office and such other duties as may be assigned to the Treasurer from time to time by the Chief Executive Officer, the President or by the Board.

10. Assistant Secretaries and Treasurers. The Assistant Secretaries and Assistant Treasurers shall, in the absence or disability of the Secretary or the Treasurer, perform the respective duties and exercise the respective powers of those offices, and they shall, in general, perform such other duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, the President or by the Board.

11. Controller and Assistant Controllers. The Controller, if one has been appointed, shall have charge of the accounting affairs of the Company and shall have such other powers and perform such other duties as the Board shall designate. Each Assistant Controller shall have such powers and perform such duties as may be assigned by the Controller or the Board, and the Assistant Controllers shall exercise the powers of the Controller during that officer's absence or inability to act.

ARTICLE VI
CONTRACTS, LOANS AND DEPOSITS

1. Contracts. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument on behalf of the Company, and such authority may be general or confined to specific instances.

2. Loans. No loans shall be contracted on behalf of the Company and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

3. Checks and Drafts. All checks, drafts or other orders for the payment of money issued in the name of the Company shall be signed by such officer or officers, or agent or agents, of the Company and in such manner as shall from time to time be determined by resolution of the Board.

4. Deposits. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such depository or depositories as the Board shall direct.

ARTICLE VII
CERTIFICATES FOR SHARES AND OTHER TRANSFER

1. Certificates for Shares. If shares of the Company are represented by certificates, in such form as required by law and as determined by the Board, such certificates shall be issued to every shareholder for the fully paid shares owned by him. These certificates shall be signed (i)

by the Chairman of the Board, Chief Executive Officer, President or any Vice President and by the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer or (ii) by the Board, and may be sealed with the seal of the Company or a facsimile thereof. The signatures of any such officers upon a certificate may be facsimiles or may be engraved or printed. If the person who signed in any capacity (either manually or in facsimile) a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid. The certificates shall be consecutively numbered or otherwise identified; and the name and address of the persons to whom they are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Company.

2. Transfer of Shares. Transfer of shares shall be made on the stock transfer books of the Company only upon surrender of the certificates for the shares sought to be transferred by the record holder thereof or by his duly authorized agent, transferee or legal representative. All certificates surrendered for transfer shall be canceled before new certificates for the transferred shares shall be issued.

3. Transfer Agent. The Board may appoint one or more transfer agents and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar of transfers.

4. Restrictions on Transfer.

(a) If the Company has elected Subchapter S status under Section 1362 of the Internal Revenue Code of 1986, as amended, no shareholder or involuntary transferee shall dispose of or transfer any shares of the Company which he now owns or may hereafter acquire if such disposition or transfer would result in the termination of such Subchapter S status, unless such disposition or transfer is consented to by all shareholders of the Company. Any such disposition or transfer that does not comply with the terms of this paragraph shall be void and have no legal force or effect and shall not be recognized on the share transfer books of the Company as effective.

(b) No shareholder or involuntary transferee shall dispose of or transfer any shares of the Company which he now owns or may hereafter acquire except as set forth in this paragraph. Any purported transfer or disposition of shares in violation of the terms of this paragraph shall be void and the Company shall not recognize or give any effect to such transaction.

(i) An individual shareholder shall be free to transfer, during his lifetime or by testamentary transfer, any or all of his shares of the Company to his spouse, any of his children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendents, whether by blood or by adoption, of such siblings or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a shareholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, shareholders, members, parent corporations or subsidiaries, if there is no consideration for such transfer, but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the shareholder who originally owned them or except in accordance with the provisions of this paragraph.

(ii) Any shareholder, or transferee of such shareholder, who wishes to transfer all or any part of his shares of the Company ("offeror"), other than is permitted above, first shall submit a written offer to sell such shares to the Company at the same price per share and upon the same terms and conditions offered by a bona fide prospective purchaser of such shares. Such written offer to the Company shall continue to be a binding offer to sell until: (1) expressly rejected by the Company; or (2) the expiration of a period of thirty (30) days after delivery of such written offer to the Company, whichever shall first occur.

(iii) Every written offer submitted in accordance with the provisions of this paragraph shall specifically name the person to whom the offeror intends to transfer the shares, the number of shares which he intends so to transfer to each person and the price per share and other terms upon which each intended transfer is to be made. Upon the termination of all such written offers, the offeror shall be free to transfer, for a period of three (3) months thereafter, any unpurchased shares to the persons so named at the price per share and upon the other terms and conditions so named, provided that any such transferee of those shares shall thereafter be bound by all the provisions of these Bylaws.

(iv) Every written offer submitted to the Company shall be deemed to have been delivered when delivered in person to each member of the Board or if and when sent by prepaid certified mail, to all of the Directors at their last known business addresses. Every written offer submitted to an offeree shall be deemed to have been delivered if and when delivered in person to such offeree or if and when sent by prepaid certified mail, to such offeree at his address as it then appears on the stock books of the Company or, if no address appears on said stock books, to his last known residence address.

(v) If any consideration to be received by the offeror for the shares offered is property other than cash, then the price per share shall be measured to the extent of the fair market value of such noncash consideration.

(c) The provisions contained herein shall not apply to the pledge of any shares of the Company as collateral for a loan but shall apply to the sale or other disposition of shares under any such pledge.

(d) In the event of any conflict between the terms of this paragraph and any written agreement between the Company and any shareholder of the Company, the terms of such written agreement shall control, and the provisions of this paragraph shall not be applicable.

(e) The restrictions set forth in this paragraph shall terminate upon the closing of a public offering of securities registered under the Securities Act of 1933, as amended.

(f) Every certificate representing shares of the Company shall bear the following legend prominently displayed:

"The shares represented by this certificate, and the transfer thereof, are subject to the restrictions on transfer provisions of the Bylaws of the Company, a copy of which is on file in, and may be examined at, the principal office of the Company."

5. Record Date.

(a) For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case not to be more than seventy (70) days before the meeting or action requiring a determination of shareholders.

(b) If no record date is fixed by the Board for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders or of shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

(c) When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this paragraph, such determination shall apply to any adjournment thereof unless the Board fixes a new record date, which it shall do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

6. Lost Certificates. The Board may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost or destroyed, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate, the Board may require the claimant to give the Company a bond in such sum as it may direct to indemnify the Company against loss from any claim with respect to the certificate claimed to have been lost or destroyed or the Board may authorize the issuance of the new certificate without requiring such a bond.

7. Holder of Record. Except as otherwise required by law, the Company may treat the person in whose name the shares stand of record on its books as the absolute owner of the shares and the person exclusively entitled to receive notification and distributions, to vote and to otherwise exercise the rights, powers and privileges of ownership of such shares.

8. Shares held by Nominees.

(a) The Company shall recognize the beneficial owner of shares registered in the name of a nominee as the owner and shareholder of such shares for certain purposes if the nominee in whose name such shares are registered files with the Secretary a written certificate in a form prescribed by the Company, signed by the nominee and indicating the following: (1) the name, address and taxpayer identification number of the nominee; (2) the name, address and taxpayer identification number of the beneficial owner; (3) the number and class or series of shares registered in the name of the nominee as to which the beneficial owner shall be recognized as the shareholder; and (4) the purposes for which the beneficial owner shall be recognized as the shareholder.

(b) The certificate shall be effective ten (10) business days after its receipt by the Company and until it is changed by the nominee, unless the certificate specifies a later effective time or an earlier termination date.

(c) If the certificate affects less than all of the shares registered in the name of the nominee, the Company may require the shares affected by the certificate to be registered separately on the books of the Company and be represented by a share certificate that bears a conspicuous legend stating that there is a nominee certificate in effect with respect to the shares represented by that share certificate.

9. Acquisition by Company of its Own Shares. The Company may acquire its own shares and shares so acquired shall constitute authorized but unissued shares. Unless otherwise prohibited by the Articles of Incorporation, the Company may reissue such shares. If reissue is prohibited, the Articles of Incorporation shall be amended to reduce the number of authorized shares by the number of shares so acquired. Such required amendment may be adopted by the Board without shareholder action.

ARTICLE VIII
INDEMNIFICATION AND REIMBURSEMENT OF DIRECTORS AND OFFICERS

1. Indemnification for Expenses and Liabilities.

(a) Any person who at any time serves or has served: (1) as a director or officer of the Company, (2) at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or (3) at the request of the Company as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the Company to the fullest extent from time to time permitted by law against Liability and Expenses in any Proceeding (including without limitation a Proceeding brought by or on behalf of the Company itself) arising out of his status as such or activities in any of the foregoing capacities or results from him being called as a witness at a time when he has not been made a named defendant or respondent to any Proceeding.

(b) The Board shall take all such action as may be necessary and appropriate to authorize the Company to pay the indemnification required by this provision, including, without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him.

(c) Any person who at any time serves or has served in any of the aforesaid capacities for or on behalf of the Company shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the rights provided for herein. Any repeal or modification of these indemnification provisions shall not affect any rights or obligations existing at the time of such repeal or modification. The rights provided for herein shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from this provision.

(d) The rights granted herein shall not be limited by the provisions contained in Sections 14-2-851 through 14-2-857 of the Georgia Business Corporation Code or any successor to such statutes.

2. Advance Payment of Expenses. At the discretion of the Board, the Company may (upon receipt of an undertaking by or on behalf of the director or officer involved to repay the Expenses described herein unless it shall ultimately be determined that he is entitled to be indemnified by the Company against such Expenses) pay Expenses incurred by such director or officer in defending a Proceeding or appearing as a witness at a time when he has not been named as a defendant or a respondent with respect thereto in advance of the final disposition of such Proceeding.

3. Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him or her against such liability.

4. Definitions. The following terms as used in this Article shall have the following meanings. "Proceeding" means any threatened, pending or completed action, suit, or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit, or proceeding), whether civil, criminal, administrative, investigative or arbitrative and whether formal or informal. "Expenses" means expenses of every kind, including counsel fees. "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), reasonable expenses incurred with respect to a Proceeding and all reasonable expenses incurred in enforcing the indemnification rights provided herein. "Director," "officer," "employee" and "agent" include the estate or personal representative of a director, officer, employee or agent. "Company" shall include any domestic or foreign predecessor of this Company in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

ARTICLE IX
GENERAL PROVISIONS

1. Distributions. The Board may from time to time declare, and the Company may pay, distributions and share dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by its Articles of Incorporation.

2. Seal. The corporate seal shall be in such form as may be approved from time to time by the Board. Such seal may be an impression or stamp and may be used by the officers of the Company by causing it, or a facsimile thereof, to be impressed or affixed or in any other

manner reproduced. In addition to any form of seal adopted by the Board, the officers of the Company may use as the corporate seal a seal in the form of a circle containing the name of the Company and the state of its incorporation (or an abbreviation thereof) on the circumference and the word "Seal" in the center.

3. Fiscal Year. The fiscal year of the Company shall be determined by the Board.

4. Effective Date of Notice/Notice by Electronic Means. Except as provided in paragraph 5(a) of Article II, written notice shall be effective at the earliest of the following: (1) when received; (2) five days after its deposit in the United States mail, as evidenced by the postmark, if mailed with postage thereon prepaid and correctly addressed to the shareholder's address shown in the Company's current records; or (3) on the date shown on the return receipt, if sent by certified mail, return receipt requested and the receipt is signed by or on behalf of the addressee.

To the extent a shareholder and the Company have agreed, notice by the Company to such shareholder in the form of an electronic record sent by electronic means shall be effective when addressed properly or otherwise directed to an information processing system that such shareholder has designated or uses for the purpose of receiving electronic information of the type sent, is in a form capable of being processed by that system, and enters an information processing system outside the control of the sender or enters a region of such a system which is under the control of such shareholder.

5. Corporate Records. Any records maintained by the Company in the regular course of its business, including its stock ledger, books of account and minute books, may be in written form or in another form capable of conversion into written form within a reasonable time. The Company shall so convert any records so kept upon the request of any person entitled to inspect the same. The Company shall maintain at its principal office the following records: (1) Articles of Incorporation or Restated Articles of Incorporation and all amendments thereto; (2) Bylaws or Restated Bylaws and all amendments thereto; (3) resolutions by the Board creating classes or series of shares and affixing rights, preferences or limitations to shares; (4) minutes of all shareholder meetings or action taken without a meeting for the past three years; (5) all written communications to shareholders for the past three years, including financial statements; (6) a list of the names and business addresses of its current directors and officers; and (7) the Company's most recent annual report.

6. Bylaw Amendments.

(a) Except as otherwise provided herein, and to the extent provided by law, these Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Board or by the affirmative vote of shareholders entitled to exercise a majority of the voting power of the Company.

(b) No Bylaw adopted, amended or repealed by the shareholders may be readopted, amended or repealed by the Board, except to the extent that the Articles of

Incorporation or a Bylaw adopted by the shareholders authorizes the Board to adopt, amend or repeal that particular Bylaw or the Bylaws generally.

7. Gender/Plurals.

All terms used in these Bylaws shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

THIS IS TO CERTIFY that the above Bylaws were duly adopted by the Board of the Company by action taken, without a meeting, effective August 14, 2014.

Nick Bhargava

Nikhil Bhargava, Secretary

EXHIBIT 3.1

SERIES SEED SECURITIES PURCHASE AGREEMENT

GROUNDFLOOR FINANCE INC.

SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT

This Series Seed Preferred Stock Purchase Agreement (this "***Agreement***") is made as of December 5, 2014, by and among Groundfloor Finance Inc., a Georgia corporation (the "***Company***") and the investors listed on Exhibit A attached to this Agreement (each a "***Purchaser***" and together the "***Purchasers***").

The parties hereby agree as follows.

1. PURCHASE AND SALE OF PREFERRED STOCK.

1.1 Sale and Issuance of Series Seed Preferred Stock.

1.1.1 The Company shall adopt and file with the Secretary of State of the State of Georgia on or before the Closing (as defined below) the First Amended and Restated Articles of Incorporation in substantially the form of Exhibit B attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "***Restated Charter***").

1.1.2 Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to each Purchaser at the Closing that number of shares of Series Seed Preferred Stock, no par value per share, set forth opposite each Purchaser's name on Exhibit A (the "***Shares***"), at a purchase price of $5.205 per share (the "***Price***").

1.2 Closing; Delivery.

1.2.1 The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchasers representing a majority of the Shares to be sold mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***").

1.2.2 At any time and from time to time during the one hundred twenty (120) day period immediately following the Closing (the "***Additional Closing Period***"), the Company may, at one or more additional closings (each an "***Additional Closing***"), without obtaining the signature, consent or permission of any of the Purchasers, offer and sell to other investors (the "***New Purchasers***"), at the Price per share, up to that number of Shares that is equal to the total number of Shares authorized by the Restated Charter less the number of Shares actually issued and sold by the Company at the Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and the New Purchasers purchasing Shares at each Additional Closing will execute counterpart signature pages to this Agreement and that certain agreement among the Company and the Purchasers dated as of the date of the Closing in the form of Exhibit D attached hereto (the "***Investors' Rights Agreement***," and together with this Agreement, the

"***Transaction Agreements***"), and such New Purchasers will, upon delivery to the Company of such signature pages, become parties to, and bound by, the Transaction Agreements, each to the same extent as if they had been Purchasers at the Closing.

1.2.3 At the Closing and each Additional Closing, the Company shall deliver to each Purchaser a certificate representing the Shares being purchased by such Purchaser at the Closing and such Additional Closing, as applicable, against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness of the Company to Purchaser, by delivery of a duly-executed promissory note in favor of the Company or by any combination of such methods.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit C to this Agreement (the "***Disclosure Schedule***"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Closing, except as otherwise indicated.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under the Transaction Agreements. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company (a "***Material Adverse Effect***").

2.2 Capitalization. The authorized capital of the Company consists, immediately prior to the Closing (unless otherwise noted), of the following.

2.2.1 5,000,000 shares of the common stock of the Company, no par value per share (the "***Common Stock***"), (a) 1,123,750 shares of which are issued and outstanding immediately prior to the Closing and (b) 575,000 shares of which are issuable on conversion of shares of the Series Seed Preferred Stock. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws.

2.2.2 575,000 shares of the preferred stock of the Company, no par value per share (the "***Preferred Stock***"), all of which are designated as Series Seed Preferred Stock, none of which are issued and outstanding immediately prior to the Closing.

2.2.3 125,000 shares of Common Stock are subject to issuance to officers, directors, employees and consultants of the Company pursuant to the Company's 2013 Stock Option Plan duly adopted by the Board of Directors of the Company (the "***Board***") and approved by the Company stockholders (the "***Stock Plan***"). Of such shares of Common Stock reserved under the Stock Plan, 112,000 options to purchase shares of Common Stock are currently outstanding, and 13,000 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan.

2.2.4 Except as listed on Section 2.2.4 of the Disclosure Schedule, there are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (a) the conversion privileges of the Shares to be issued under this Agreement pursuant to the terms of the Restated Charter, (b) the rights provided in the Investors' Rights Agreement, and (c) the securities and rights described in Section 2.2.3 of this Agreement.

2.3 Subsidiaries. Other than Groundfloor Properties GA LLC and Groundfloor Real Estate LLC, each of which is wholly-owned by the Company, the Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4 Authorization. All corporate action has been taken, or will be taken prior to the Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of the Transaction Agreements by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under the Transaction Agreements. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5 Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "***Securities Act***"), and applicable state securities laws, the offer, sale and issuance of the Shares to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to Regulation D of the Securities Act and applicable state securities laws, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

2.6 **Litigation.** There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7 **Intellectual Property.** The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "***Company Intellectual Property***") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "***Intellectual Property***") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8 **Employee and Consultant Matters**. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms delivered to the counsel for the Purchasers. No current or former employee or consultant has excluded works or inventions from his or her assignment of inventions pursuant to such agreement. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the best of the Company's knowledge, all individuals who have purchased unvested shares of the Company's

Common Stock have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended (the "***Code***").

2.9 <u>Compliance with Other Instruments</u>. The Company is not in violation or default (a) of any provisions of the Restated Charter or Bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 <u>Title to Property and Assets</u>. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

2.11 <u>Agreements</u>. Except for the Transaction Agreements and the Material Agreements (as defined below) identified on Section 2.11 of the Disclosure Schedule, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $25,000, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "***Material Agreement***"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

2.12 <u>Liabilities</u>. Except for the liabilities identified on Section 2.12 of the Disclosure Schedule, the Company has no liabilities or obligations, contingent or otherwise, in excess of $10,000 individually or $25,000 in the aggregate.

2.13 **Bad Actor**. The Company has conducted an investigation with reasonable care in accordance with Rule 506(d)(2)(iv) promulgated under the Securities Act, and none of the Company, its directors, executive officers, any other officers participating in the offering described by this Agreement, any beneficial owner of twenty percent (20%) or more of the Company's outstanding voting securities, or any other Person listed in the first paragraph of Rule 506(d)(1) meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act. A "**Person**" means any individual, partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization or other entity or governmental entity or department, agency or political subdivision of any such entity.

3. **REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1 **Authorization**. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 **Purchase Entirely for Own Account**. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3 **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 **Restricted Securities**. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the

Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may bear any one or more of the following legends: (a) any legend set forth in, or required by, the other Transaction Agreements; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended; and (c) the following legend:

> *"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."*

3.7 Accredited and Sophisticated Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Purchaser is an investor in securities of companies in the development stage and acknowledges that Purchaser is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. If other than an individual, Purchaser also represents it has not been organized for the purpose of acquiring the Shares.

3.8 No General Solicitation. Neither the Purchaser nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation with respect to the offer and sale of the Shares, or (b) published any advertisement in connection with the offer and sale of the Shares.

3.9 Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any

Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.10 **Residence.** If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.11 **Foreign Investors**. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.12 **Bad Actor.** None of the Purchaser, its principals, its affiliates, or any Purchaser designee(s) to the Company's Board of Directors (each an "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "***Rule 506 Disqualification***").

4. **GENERAL PROVISIONS.**

4.1 **Purchaser Covenants**. In the event that any Purchaser Party becomes subject to a 506 Disqualification after the date hereof, such Purchaser shall notify the Company in writing of such Rule 506 Disqualification (including the material facts related thereto) as promptly as practicable, and in no event later than five (5) business days after such Purchaser's discovery of such Rule 506 Disqualification. To the extent that the Company's Board of Directors (excluding the directors designated by such Purchaser), with the advice of legal counsel, determines that such Rule 506 Disqualification may result in the Company's ineligibility to rely on the exemption from registration provided by Rule 506 promulgated under the Securities Act, each Purchaser agrees to take any and all actions reasonably requested by the Company to restore such eligibility including, without limitation, and to the extent so requested, causing any Purchaser designee(s) to the Company's Board of Directors to resign therefrom and fill such resulting vacancy pursuant to the Investors' Rights Agreement. At any time or from time to time after the date hereof, each Purchaser agrees to cooperate with the Company, and at the request of the Company, to execute and deliver any further instruments or documents and to take all such further action as the Company may reasonably request in order to evidence that no Purchaser Party is subject to a Rule 506 Disqualification such that the Company may be ineligible to rely on the exemption provided by Rule 506. The covenants contained in this Section 4.1 shall continue in full force and effect until such time as no Purchaser Party is, directly or indirectly, a shareholder, beneficial owner, affiliate, director, officer, partner, principal, member, manager, managing director, employee, and/or investment manager of the Company.

4.2 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Georgia, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4 **Counterparts; Facsimile**. This Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.5 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 4.6. If notice is given to the Company, it shall be sent to Groundfloor Finance Inc., 3423 Piedmont Rd. NE, Atlanta, GA 30305, Attention: CEO; and a copy (which shall not constitute notice) shall also be sent to Smith, Anderson, Blount, Dorsett, Mitchell, & Jernigan, L.L.P., Wells Fargo Capitol Center, 150 Fayetteville Street, Suite 2300, Raleigh, NC 27601 USA, Attention: Merrill M. Mason.

4.7 **No Finder's Fees**. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

4.8 **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Agreement.

4.9 **Amendments and Waivers**. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and either (i) at least two unaffiliated Purchasers holding a majority of the then-outstanding Shares (or Common Stock issued on conversion thereof) or (ii) Purchasers holding at least sixty percent (60%) of the then-outstanding Shares (or Common Stock issued on conversion thereof). Any amendment or waiver effected in accordance with this Section 4.9 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

4.10 **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.11 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.12 **Entire Agreement**. This Agreement (including the Exhibits hereto), the Restated Charter and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

(Signatures appear on following pages)

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

GROUNDFLOOR FINANCE INC.

By: ______________________

Brian Dally
Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

Mark R. Easley

Mark Easley, Sr.

1-DEC-2014

SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

____
Thomas Everly

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

HINGHAM HOLDINGS LLC

By: ______________________
Name: David Sissman
Title: Managing Member

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

AMERICAN UNDERGROUND, LLC

By: Capitol Broadcasting Company, Inc.
Its: Manager

By: JBVenable
Name: Jennifer B. Venable
Title: Vice President

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

JONATHAN ANDREW LANASA
REVOCABLE TRUST

By: Jonathan Andrew LaNasa
Name: Jonathan Andrew LaNasa
Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

MDO VENTURES JS LLC

By: ______________________
Name: ______________________
Title: ______________________

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

BANDWIDTH.COM, INC.

By: ______________________
Name: W. Christopher Matton
Title: Secretary & Gen. Counsel

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

RICHARD TULEY REALTY, INC.

By: [signature]
Name: Richard Tuley Jr
Title: Managing Broker

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

IMAF – RTP, LLC

By: Tom [signature]
Name: TOM FINEGAN
Title: MEMBER
12/1/14

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

IMAF CAPE FEAR LLC

By: [signature]
Name: Dallas Romanowski
Title: Fund Manager

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

IMAF SANDHILLS, LLC

By: Dallas Ro[illegible]
Name: Dallas Romanowski
Title: Fund Manager

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

COVE ROAD PARTNERS LLC

By: ________________________
Name: ________________________
Title: ________________________

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

KACHER REVOCABLE TRUST

By: ______________________

Name: Glen T Kacher

Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

Nancy Luberoff

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

Jason Widen

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

OLIVE TREE CAPITAL, LTD.

By: ______________________________

Name: Hamzeh Talhouni

Title: Director

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

Michelle Renee Alberda

Michelle Renee Alberda

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

INVESTOR:

Apex Technology Ventures, LLC

By: ______________________________
Name: Benjamin D. Bailey
Title: Managing Partner

EXHIBIT A

Schedule of Purchasers

Purchaser Name and Address:	Shares of Series Seed Stock:	Payment by Check or Wire	Payment by Cancellation of Debt[1]	Total Purchase Price:
MDO Ventures JS LLC 135 E. Martin Street, Suite 201 Raleigh, NC 27601 Attn: Michael D. Olander, Jr. molander@o2fitnessclubs.com	80,778	$150,000	$208,044.44	$358,044.44
Hingham Holdings LLC 575 Whispering Pine Lane Naples, FL 34103-2425 Attn: David Sissman sissman@yahoo.com	33,639	$85,000	$68,610.00	$153,610.00
Mark Easley, Sr. 117 Delaplane Court Morrisville, NC 27560 mark-easley@nc.rr.com	24,583	$25,000	$78,512.22	$103,512.22
Jonathan Andrew LaNasa Revocable Trust 2138 Pine Drive Raleigh, NC 27608 jlanasa@gmail.com	12,857		$51,477.78	$51,477.78
Thomas E. Everly 106 Rustic Wood Lane Cary, NC 27518 tomeverlync@gmail.com	4,630	$10,000	$10,575.56	$20,575.56

[1] Represents conversion of the Company's outstanding convertible promissory notes into Shares at prices determined in accordance with the applicable notes.

American Underground, LLC 2619 Western Boulevard Raleigh, NC 27606 Attn: General Counsel	30,403	$50,000	$81,188.89	$131,188.89
Bandwidth.com, Inc. 900 Main Campus Drive, Suite 500 Raleigh, North Carolina 27606 Attention: General Counsel	20,797		$81,188.89	$81,188.89
Jason Widen 312 Blackwell Street, Suite 200 Durham, NC 27701	2,799		$10,926.67	$10,926.67
Richard Tuley Realty, Inc. 3745 Cherokee St. NW #605 Kennesaw, GA 30144 ricktuley@gmail.com	10,663		$42,146.67	$42,146.67
Michelle Renee Alberda 10 Miller Place, Unit #1202 San Francisco, CA 94108	5,532		$21,594.44	$21,594.44
IMAF Cape Fear, LLC 1904 Eastwood Rd Suite 203 Wilmington, NC 28403 Attn: Dallas Romanowski dallas@cap-corp.com	25,813		$103,355.56	$103,355.56
Cove Road Partners LLC 420 East 51st Street #10G New York, NY 10022 Attn: Seth Moskowitz moskysm@gmail.com	10,507		$41,663.33	$41,663.33
IMAF Sandhills, LLC 1019 Hay Street Fayetteville, NC 28305 Attn: L. Karl Legatski karll@celtechinc.net	6,419		$25,700.00	$25,700.00

IMAF RTP, LLC 719 Angelica Circle Cary, NC 27518 Attn: Rich Kramarik wewarner@earthlink.net	35,280	$50,000	$102,800.00	$152,800.00
Kacher Revocable Trust 1324 Dana Avenue Palo Alto, CA 94301 Attn: Glen Kacher glen@lightstreet.com	12,809		$51,288.89	$51,288.89
Olive Tree Capital, Ltd. 1606 Gilcrest Drive Beverly Hills, CA 90210 Attn: Hamzeh Talhouni Hamza@olivetreecapital.com	12,804		$51,266.67	$51,266.67
Nancy Luberoff 2109 North Lakeshore Drive Chapel Hill, NC 27514 ratalish@gmail.com	22,928	$30,000	$68,047.78	$98,047.78
Apex Technology Ventures LLC 877 Hillwood Drive Marietta, GA 30068 josh.clayton@apextechventures.com	14,409	$75,000		$75,000.00
TOTALS:	**367,650**	**$475,000.00**	**$1,098,387.79**	**$1,573,387.79**

EXHIBIT 3.2

INVESTORS' RIGHTS AGREEMENT

INVESTORS' RIGHTS AGREEMENT

This Investors' Rights Agreement (this "***Agreement***") is made and entered into as of December 5, 2014, by and among Groundfloor Finance Inc., a Georgia corporation (the "***Company***"), the parties listed on Exhibit A attached hereto (the "***Investors***") and the parties listed on Exhibit B attached hereto (the "***Key Holders***").

RECITALS

A. The Investors have agreed to purchase from the Company, and the Company has agreed to sell to the Investors, shares of the Company's Series Seed Preferred Stock (the "***Shares***") on the terms and conditions set forth in that certain Series Seed Preferred Stock Purchase Agreement dated of even date herewith by and among the Company and the Investors, as amended from time to time (the "***Series Seed Agreement***").

B. It is a condition to the closing of the sale of the Shares that the parties hereto execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:

1. COVENANTS OF THE COMPANY.

1.1 Information Rights.

(a) Basic Financial Information. The Company will furnish to each Investor holding that number of shares equal to or in excess of the quotient determined by dividing (x) the Major Purchaser Dollar Threshold (as defined below) by (y) the Price (as defined in the Series Seed Agreement), rounded up to the next whole share (a "***Major Purchaser***"), when available, annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. For purposes of this Agreement, the term "***Major Purchaser Dollar Threshold***" means $250,000.

(b) Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of a competitor. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

(c) Inspection Rights. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

1.2 Additional Rights. In the event that the Company issues securities in its next equity financing after the date hereof (the "***Next Financing***") which have (a) rights, preferences or privileges that are more favorable than the terms of the Shares, such as price based anti-dilution protection or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the Investors with respect to the Shares (with appropriate adjustment for economic terms or other contractual rights, subject to such Investor's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "***Next Financing Documents***"). Any Investor will remain an Investor for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by Investors holding a majority of the then outstanding Shares held by all Investors, this Agreement (excluding any then-existing obligations) shall be amended and restated by and into such Next Financing Documents. The provisions of this Section 1.2 shall automatically terminate upon the Company's initial closing of a Next Financing in which the Company sells and issues in one or more tranches of equity securities for an aggregate purchase price of more than $750,000.

2. RESTRICTIONS ON TRANSFER.

2.1 Limitations on Disposition. Each person owning of record shares of the common stock of the Company, no par value per share (the "***Common Stock***") issued or issuable pursuant to the conversion of the Shares and any shares of Common Stock issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "***Securities***") or any assignee of record of Securities (each such person, a "***Holder***") hereby agrees not to make any disposition of all or any portion of any Securities unless and until:

(a) there is then in effect a registration statement under the Securities Act of 1933, as amended (the "***Securities Act***"), covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 2.1(a) and (b) above, no such registration statement or opinion of counsel shall be required: (i) for any transfer of any Securities in compliance with SEC Rule 144 or Rule 144A, or (ii) for any transfer of any

Securities by a Holder that is a partnership, limited liability company, a corporation or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company or shareholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, without limitation, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member or shareholder, or (iii) for the transfer by gift, will or intestate succession by any Holder to his or her spouse or lineal descendants or ancestors or any estate planning entity for any of the foregoing; provided that in the case of clauses (ii) and (iii) the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Investor hereunder and in the case of clause (iii) the transfer was without additional consideration or at no greater than cost.

2.2 "Market Stand-Off" Agreement. Each Holder hereby agrees that it shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or prior to the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 2.2 shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the restricted period extend beyond two hundred fifteen (215) days after the effective date of the registration statement.

For purposes of this Section 2.2, the term "Company" shall include any wholly-owned subsidiary of the Company into which the Company merges or consolidates. To enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section 2.2 and to impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

3. PARTICIPATION RIGHT.

3.1 General. Each Investor and Key Holder has the right of first refusal to purchase such Investor's or Key Holder's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 3.2 below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Investor or Key Holder shall have no right to purchase any such New Securities if such Investor or Key Holder cannot demonstrate to the Company's reasonable satisfaction that such Investor or Key Holder is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. An Investor's or Key Holder's "***Pro Rata***

Share" for purposes of this right of first refusal is the ratio of (a) with respect to an Investor, the number of shares of Common Stock issued or issuable upon conversion of the Shares owned by such Investor, and with respect to a Key Holder, the number of shares of Common Stock held by or issuable upon exercise of stock options held by such Key Holder, to (b) a number of shares of Common Stock equal to the sum of (1) the total number of shares of Common Stock then outstanding plus (2) the total number of shares of Common Stock into which all then outstanding shares of the preferred stock of the Company, no par value per share (the "***Preferred Stock***") are then convertible plus (3) the number of shares of Common Stock reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

3.2 New Securities. "***New Securities***" shall mean any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "***Board***"); (e) shares of the Company's Series Seed Preferred Stock issued pursuant to the Series Seed Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

3.3 Procedures. In the event that the Company proposes to undertake an issuance of New Securities, it shall give to each Investor and Key Holder a written notice of its intention to issue New Securities (the "***Notice***"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 5.3. Each Investor and Key Holder shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 5.3 based upon the manner or method of notice, to agree in writing to purchase such Investor's or Key Holder's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Investor's or Key Holder's Pro Rata Share).

3.4 Failure to Exercise. In the event that the Investors and Key Holders fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Investors' and Key Holders' rights of first refusal hereunder were not exercised, at a price and upon the terms specified in the Company's Notice to the Investors and Key Holders.

In the event that the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Investors and Key Holders pursuant to this Section 3.

4. ELECTION OF BOARD OF DIRECTORS.

4.1 Voting; Board Composition. Subject to the rights of the shareholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Investor and Key Holder (each a "***Shareholder***") agrees to vote (or consent pursuant to an action by written consent of the shareholders of the Company) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Investor or Key Holder (the "***Capital Shares***"), or to cause such shares of capital stock of the Company to be voted, in such manner as may be necessary to elect (and maintain in office) as a member of the Board:

(a) For so long as Michael Olander, MDO Ventures JS LLC, and/or their affiliates hold at least five percent (5%) of the outstanding shares of Common Stock on an as-converted basis (including shares of Common Stock issuable upon conversion or exercise of the Shares, outstanding options, warrants and other convertible or exercisable securities), Michael Olander (the "***First Investor Board Designee***");

(b) For so long as the Investors hold at least five percent (5%) of the outstanding shares of Common Stock on an as-converted basis (including shares of Common Stock issuable upon conversion or exercise of the Shares, outstanding options, warrants and other convertible or exercisable securities), one (1) individual (the "***Second Investor Board Designee***" and, together with the First Investor Board Designee, the "***Investor Board Designees***") designated from time to time in a writing delivered to the Company and signed by Investors who, at the time in question, hold Capital Shares representing and/or convertible into a majority of all the Investors' Shares (as defined in Section 5.2), provided, however, that the right of the Investors to designate the Second Investor Board Designee shall automatically terminate upon the consummation of the Next Financing;

(c) One (1) individual (the "***Common Stock Board Designee***") designated from time to time in a writing delivered to the Company and signed by holders of Common Stock who, at the time in question, hold a majority of the issued and outstanding shares of Common Stock;

(d) One (1) individual (the "***Key Holder Board Designee***") designated from time to time in a writing delivered to the Company and signed by Key Holders who, at the time in question, hold shares of issued and outstanding Common Stock representing a majority of the voting power of all issued and outstanding shares of Common Stock then held by all Key Holders who are then providing services to the Company as employees; provided, however, that the right of the Key Holders to designate the Key Holder Board Designee shall automatically terminate if the Key Holders hold, in the aggregate, less than five percent (5%) of the outstanding shares of Common Stock on an as-converted basis (including shares of Common Stock issuable upon conversion or exercise of the Shares, outstanding options, warrants and other convertible or exercisable securities) and no Key Holder is then providing services to the Company as an employee; and

(e) One (1) individual who is not affiliated with the Company or any Investor and who is elected by the holders of a majority of the Common Stock and the Preferred Stock, each voting as a separate class (the "***Independent Board Designee***" and together with the Investor Board Designees, the Key Holder Board Designee, and the Common Stock Board Designee, the "***Board Designees***").

For avoidance of doubt, the right of the Investors to designate Investor Board Designees under this Section 4.1 shall automatically terminate if the Investors hold less than five percent (5%) of the outstanding shares of Common Stock on an as-converted basis (including shares of Common Stock issuable upon conversion or exercise of the Shares, outstanding options, warrants and other convertible or exercisable securities). Subject to the rights of the shareholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, no Investor or Key Holder shall take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal and/or designation of a Board Designee is approved in a writing signed by (a) with respect to the First Investor Board Designee, Michael Olander, MDO Ventures JS LLC, and/or their affiliates, (b) with respect to the Second Investor Board Designee, Investors who, at the time in question, hold Capital Shares representing and/or convertible into a majority of all the Investors' Shares, (c) with respect to the Common Stock Board Designee, holders of Common Stock who, at the time in question, hold a majority of the issued and outstanding shares of Common Stock, (d) with respect to the Key Holder Board Designee, Key Holders who, at the time in question, hold shares of issued and outstanding Common Stock representing a majority of the voting power of all issued and outstanding shares of Common Stock then held by all Key Holders who are then providing services to the Company as employees, and (e) with respect to the Independent Board Designee, holders of a majority of either issued and outstanding Common Stock or issued and outstanding Preferred Stock. Each Shareholder hereby appoints each Director as such Shareholder's true and lawful proxy and attorney, each with the power to act alone and with full power of substitution, to vote all of such Shareholder's Capital Shares as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of such Shareholder if, and only if, such Shareholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Shareholder's Capital Shares or execute such other instruments in accordance with the provisions of this Agreement within five (5) days of the Company's or any other party's written request for such Shareholder's written consent or signature. The proxy and power granted by each Shareholder pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term hereof. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual Shareholder holding Capital Shares and, so long as any party hereto is an entity, will survive the merger or reorganization of such party or any other entity holding Capital Shares.

4.2 Rule 506 Disqualification. Notwithstanding any other provision of this Section 4, if any of the events described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "***Rule 506 Disqualification***"), occurs with respect to any board member which may result in the Company's ineligibility to rely on the exemption from registration provided by Rule 506 promulgated under the Securities Act, as determined by the other board members in consultation with legal counsel, such director shall be promptly removed from office and such resulting vacancy shall be filled pursuant to the provisions of this Section 4.

5. **GENERAL PROVISIONS**.

5.1 Investor Covenants. In the event that any Shareholder, its principals, its affiliates, or any Shareholder designee(s) to the Board (a "***Shareholder Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "***Rule 506 Disqualification***") after the date hereof, such Shareholder shall notify the Company in writing of such Rule 506 Disqualification (including the material facts related thereto) as promptly as practicable, and in no event later than five (5) business days after such Shareholder's discovery of such Rule 506 Disqualification. To the extent that the Board (excluding the director designated by such Shareholder, if applicable), with the advice of legal counsel, determines that such Rule 506 Disqualification may result in the Company's ineligibility to rely on the exemption from registration provided by Rule 506 promulgated under the Securities Act, each Shareholder agrees to take any and all actions reasonably requested by the Company to restore such eligibility including, without limitation, and to the extent so requested, causing any Shareholder's designee(s) to the Board to resign therefrom with such resulting vacancy being filled pursuant to the provisions of Section 4. At any time or from time to time after the date hereof, each Shareholder agrees to cooperate with the Company, and at the request of the Company, to execute and deliver any further instruments or documents and to take all such further action as the Company may reasonably request in order to evidence that no Shareholder Party is subject to a Rule 506 Disqualification such that the Company may be ineligible to rely on the exemption provided by Rule 506.

5.2 Amendment and Waiver of Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and either (i) at least two unaffiliated Investors (and/or any of their permitted successors or assigns) holding Shares representing and/or convertible into a majority of all the Investors' Shares (as defined below) or (ii) Investors (and/or any of their permitted successors or assigns) holding Shares representing and/or convertible into at least sixty percent (60%) of all the Investors' Shares. Notwithstanding the foregoing, Section 4.1(a) shall not be amended, terminated or waived without the written consent of Michael Olander, MDO Ventures JS LLC, and/or their affiliates so long as they are entitled to a right to designate the First Investor Board Designee. As used herein, the term "***Investors' Shares***" shall mean the shares of Common Stock then issuable upon conversion of all then outstanding Shares issued under the Series Seed Agreement plus all then outstanding shares issued upon the conversion of any Shares issued under the Series Seed Agreement. Any amendment or waiver effected in accordance with this Section 5.2 shall be binding upon each Investor, each Holder, each permitted successor or assignee of such Investor or Holder and the Company.

5.3 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A or Exhibit B hereto, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 5.3. If notice is given to the Company, it shall be sent to Groundfloor Finance Inc., 3423 Piedmont Rd. NE, Atlanta, GA 30305, Attention: CEO; and a copy (which shall not constitute notice) shall also be sent to Smith, Anderson, Blount, Dorsett, Mitchell, & Jernigan, L.L.P., Wells Fargo Capitol Center, 150 Fayetteville Street, Suite 2300, Raleigh, NC 27601 USA, Attention: Merrill M. Mason.

5.4 Entire Agreement. This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

5.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Georgia, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.6 Severability The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.7 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

5.8 Successors and Assigns. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by an Investors without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing, and except as otherwise provided herein, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.

5.9 Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

5.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

5.11 Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

5.12 Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Preferred Stock of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

5.13 Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

5.14 Facsimile Signatures. This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

5.15 Termination. The rights, duties and obligations under Sections 1, 3 and 4 of this Agreement shall terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Articles of Incorporation, as amended from time to time. Section 1.1(b) shall survive any such termination of the Agreement.

5.16 Dispute Resolution. Each party (a) hereby irrevocably and unconditionally submits to the jurisdiction of the federal or state courts located in Fulton County, Georgia for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or the Transaction Documents (as defined in the Series Seed Preferred Stock Purchase Agreement dated of even date herewith), (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement or the Transaction Documents except in the federal or state courts located in the Fulton County, Georgia, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, the Transaction Documents or the subject matter hereof and thereof may not be enforced in or by such court.

(Signatures appear on following page)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

COMPANY:

GROUNDFLOOR FINANCE INC.

By: ______________________
Brian Dally
Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

KEY HOLDERS:

Brian Dally

Nick Bhargava

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

[signature]

Mark Easley, Sr.

1-DEC-2014

Error! Unknown document property name.

INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

____
Thomas Everly

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

HINGHAM HOLDINGS LLC

By: ______________________________

Name: David Sissman

Title: Managing Member

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

AMERICAN UNDERGROUND, LLC

By: Capitol Broadcasting Company, Inc.
Its: Manager

By: JBVenable
Name: Jennifer B. Venable
Title: Vice President

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

JONATHAN ANDREW LANASA
REVOCABLE TRUST

By: Jonathan Andrew LaNasa
Name: Jonathan Andrew LaNasa
Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

MDO VENTURES JS LLC

By: ______________________
Name: ______________________
Title: ______________________

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

BANDWIDTH.COM, INC.

By: [signature]
Name: W. Christopher Matton
Title: Secretary & Gen. Counsel

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

RICHARD TULEY REALTY, INC.

By: Richard Tuley Jr.
Name: Richard Tuley Jr.
Title: Managing Broker

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

IMAF – RTP, LLC

By: Tom Fi[illegible]
Name: Tom Finnegan
Title: MEMBER
12/1/14

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

IMAF CAPE FEAR LLC

By: Dallas Rom[signature]

Name: Dallas Romanowski

Title: Fund Manager

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

IMAF SANDHILLS, LLC

By: Dallas Roman

Name: Dallas Romanowski

Title: Fund Manager

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

COVE ROAD PARTNERS LLC

By:
Name: Seth Moskowitz
Title: Mng Member

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

KACHER REVOCABLE TRUST

By: [signature]

Name: Glen T Kacher

Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

____

Nancy Luberoff

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

Jason Widen

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

OLIVE TREE CAPITAL, LTD.

By: ______________________
Name: Hamzeh Falhouri
Title: Director

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

Michelle Renee Alberda

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVESTOR:

Apex Technology Ventures, LLC

By: ______________________________
Name: Benjamin D. Bailey______________
Title: Managing Partner______________

EXHIBIT A

List of Investors

Name and Address:	Shares of Series Seed Stock:
MDO Ventures JS LLC 135 E. Martin Street, Suite 201 Raleigh, NC 27601 Attn: Michael D. Olander, Jr. molander@o2fitnessclubs.com	80,778
Hingham Holdings LLC 575 Whispering Pine Lane Naples, FL 34103-2425 Attn: David Sissman sissman@yahoo.com	33,639
Mark Easley, Sr. 117 Delaplane Court Morrisville, NC 27560 mark-easley@nc.rr.com	24,583
Jonathan Andrew LaNasa Revocable Trust 2138 Pine Drive Raleigh, NC 27608 jlanasa@gmail.com	12,857
Thomas E. Everly 106 Rustic Wood Lane Cary, NC 27518 tomeverlync@gmail.com	4,630
American Underground, LLC 2619 Western Boulevard Raleigh, NC 27606 Attn: General Counsel	30,403
Bandwidth.com, Inc. 900 Main Campus Drive, Suite 500 Raleigh, North Carolina 27606 Attention: General Counsel	20,797
Jason Widen 312 Blackwell Street, Suite 200 Durham, NC 27701	2,799
Richard Tuley Realty, Inc. 3745 Cherokee St. NW #605 Kennesaw, GA 30144 ricktuley@gmail.com	10,663
Michelle Renee Alberda 10 Miller Place, Unit #1202 San Francisco, CA 94108	5,532

IMAF Cape Fear, LLC 1904 Eastwood Rd Suite 203 Wilmington, NC 28403 Attn: Dallas Romanowski dallas@cap-corp.com	25,813
Cove Road Partners LLC 420 East 51st Street #10G New York, NY 10022 Attn: Seth Moskowitz moskysm@gmail.com	10,507
IMAF Sandhills, LLC 1019 Hay Street Fayetteville, NC 28305 Attn: L. Karl Legatski karll@celtechinc.net	6,419
IMAF RTP, LLC 719 Angelica Circle Cary, NC 27518 Attn: Rich Kramarik wewarner@earthlink.net	35,280
Kacher Revocable Trust 1324 Dana Avenue Palo Alto, CA 94301 Attn: Glen Kacher glen@lightstreet.com	12,809
Olive Tree Capital, Ltd. 1606 Gilcrest Drive Beverly Hills, CA 90210 Attn: Hamzeh Talhouni Hamza@olivetreecapital.com	12,804
Nancy Luberoff 2109 North Lakeshore Drive Chapel Hill, NC 27514 ratalish@gmail.com	22,928
Apex Technology Ventures LLC 877 Hillwood Drive Marietta, GA 30068 josh.clayton@apextechventures.com	14,409
Totals:	**367,650**

EXHIBIT B

List of Key Holders

Name, Address and E-Mail	Number of Shares of Common Stock Held
Brian Dally 675 Ponce De Leon Ave NE Apt W340, Atlanta, GA 30308 brian@groundfloor.us	550,000
Nikhil Bhargava 25 Terminus Place Apt. 2516, Atlanta, GA 30305 nick@groundfloor.us	450,000

EXHIBIT 4.1

FORM OF INVESTOR AGREEMENT

GROUNDFLOOR FINANCE INC.
INVESTOR AGREEMENT
Effective ____________, 2015

The following terms constitute a binding agreement (this "Agreement") between you and Groundfloor Finance Inc., a Georgia corporation ("Groundfloor", "we", or "us"). This Agreement, including the Terms and Conditions of Investment attached as Appendix A (the "Terms and Conditions"), will govern all of your purchases of any and all participation interests ("Participation Interests") from Groundfloor. The offering of each series of Participation Interests will be described in an offering circular (each, an "Offering Circular") that will be available on Groundfloor's online investment platform (the "Platform"). Before purchasing any series of Participation Interests, please read this Agreement, including the Terms and Conditions, the terms of service (the "Terms of Service") on the Platform and the privacy policy (the "Privacy Policy") on the Platform and the Offering Circular and participation agreement (the "Participation Agreement") relating to the particular series of Participation Interests you wish to purchase. We refer, collectively, to this Agreement, including the Terms and Conditions, the Terms of Service, Privacy Policy and each applicable Participation Agreement as the "Investment Documents." While they are subject to change, as described below, we advise you to print and retain a copy of the Investment Documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Service, consent to our Privacy Policy, agree to transact business with us and to receive communications relating to the Participation Interests electronically, and agree to have any dispute with us resolved by binding arbitration as set forth in Section 21 below.

1. Purchase of Participation Interests. Subject to the terms and conditions of this Agreement, we will provide you the opportunity through the Platform:

- To review requests for commercial real estate loans that Groundfloor has arranged with parties (each, a "Developer") seeking financing for real estate development projects (each, a "Project"); and

- To purchase Participation Interests with minimum denominations of $10 through the Platform, with each such Participation Interest associated with, and dependent upon, a Developer's loan payment obligations ("Loan Payments") under a commercial loan made by Groundfloor (a "Loan") to finance a Project.

When an offering of a particular series of Participation Interests is open for investment, it will be posted to the Platform. Groundfloor expects to keep the offering open for 30 days (unless the offering is fully subscribed with irrevocable funding commitments before the end of such period); however, Groundfloor may extend that period up to 45 days (the "Offering Period"). We will notify investors who have previously committed funds to a Project of any such extension by email and will post a notice of the extension on the corresponding Project Listing (as defined below) of the Platform. A commitment to purchase Participation Interests becomes irrevocable following expiration of the Withdrawal Period (as defined below). A commitment to purchase Participation Interests made after expiration of the Withdrawal Period, if any, will be irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. If the offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available in their funding accounts.

As discussed in more detail below, Participation Interests are issued in electronic form on the Platform, and, other than the Participation Agreement, you will not receive a physical instrument. Instead, the Participation Interests you have purchased are visible through your account through your "Investor Dashboard" on the Platform. There, you can view the number of Participation Interests you own, as well as other details.

Funding Accounts. You will be required to set up an account maintained on the Platform (a "funding account"). This funding account is a non-interest bearing demand deposit pooled account established at Wells Fargo Bank ("Wells Fargo") "for the benefit of" Groundfloor Investors (the "Investor FBO Account"). While your funds are comingled with funds from other Groundfloor investors, the funds from you and each other investor are separately accounted for on our ledger. No Groundfloor corporate funds are ever held or commingled with the assets of investors in the Investor FBO Account. There are no restrictions on funds held in the funding account and Groundfloor disclaims any economic interest in such funds.

You must transfer funds from your bank account via ACH transfer into your funding account in order to make investments through the Platform. The funding account holds funds supporting your commitments toward the purchase of Participation Interests and all payments with respect to the Participation Interests payable to you are deposited in the funding account. If a funds transfer is required before completion of a purchase order, the purchase order will be completed as one action if there are sufficient funds in your bank account. Groundfloor is not responsible for any fees you may be charged by your banking institution as a result of any transaction involving your funding account, including but not limited to any transaction in which there are insufficient funds available to complete the transaction. We also reserve the right to pass through to you any fees we are charged as a result. You may transfer funds out of your funding account at any time, provided that such funds are not irrevocably committed to the purchase of Participation Interests. You may withdraw non-binding purchase orders at any time before the expiration of the Withdrawal Period (as defined below) by accessing your "Investor Dashboard" and making such request via email to us. Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in your funding account within 48 hours. You may withdraw uncommitted funds by accessing your "Investor Dashboard" on the Platform and selecting the option to move uncommitted funds held in the funding account back to your personal bank account. This transfer typically takes three to five business days to complete.

You place funds in your funding account by first authorizing an electronic transfer using the ACH network from your designated and verified bank account (or other means that may be permitted by the Funds Transfer Agent (as defined below)) to your funding account. Currently, we have contracted with Balanced Inc. to be the funds transfer intermediary among investors, the Platform and accounts controlled by Groundfloor (the "Funds Transfer Agent"). We may change the identity of our Funds Transfer Agent at any time. We may allow you to fund your funding account through other means, such as PayPal, BitPay, Google Wallet, or other online payment systems.

Once authorized to do so, the Funds Transfer Agent transfers funds to be deposited into funding accounts to the Investor FBO Account maintained at Wells Fargo. You have no direct relationship with Wells Fargo in connection with the Investor FBO Account. Groundfloor is the owner of the Investor FBO Account. However, Groundfloor disclaims any economic interest in the assets in the Investor FBO Account. You also disclaim any right, title or interest in the assets of any other investor in the Investor FBO Account. The Investor FBO Account is FDIC-insured on a "pass through" basis to the individual investors, subject to applicable limits. This means that your balance is protected by FDIC insurance up to the limits established by the FDIC. Other funds that you have on deposit with Wells Fargo, for example, may count against any applicable FDIC insurance limits.

Your funds stay in the Investor FBO Account indefinitely unless you take steps to transfer non-irrevocably committed funds out of your funding account. Such funds may include:

- funds in your sub-account never committed to purchase Participation Interests;
- funds committed to the purchase of Participation Interests for which the underlying financing has not closed; or
- payments received from Groundfloor related to Participation Interests previously purchased.

You must transfer funds held in your funding account to your own bank account to utilize the funds in any way other than investment in Participation Interests. Upon request, Groundfloor will cause the Funds Transfer Agent to transfer funds in the Investor FBO Account to your verified bank account by ACH transfer, provided that such funds are not irrevocably committed to the purchase of Participation Interests.

Through the Platform, Groundfloor has made available an "Investor Dashboard" which allows you to view your cash positions in the Investor FBO Account, to track and report funds committed to purchase Participation Interests, as well as payments received from Developers, and to withdraw non-binding purchase orders (prior to expiration of the applicable Withdrawal Period) or uncommitted funds from your funding account. These website features are effectively virtual sub-accounts. These recordkeeping sub-accounts are purely administrative and reflect balances and transactions concerning the funds in the Investor FBO Account.

Non-Binding Purchase Orders. You may purchase a Participation Interest by opening the separate landing page on the Platform corresponding to a particular Project (each, a "Project Listing") and indicating the amount you wish to invest, subject to the maximum investment amount, if any, imposed on the offering. You will then be prompted to confirm the "order" to purchase Participation Interests in the corresponding Loan. After such confirmation, the order serves as a pre-authorization to debit your funding account. If you do not have sufficient funds in your funding account, Groundfloor will not process the order; however, you will be prompted to link your bank account so the appropriate amount may be transferred to its funding account via ACH.

Funds that have been used to commit to this nonbinding purchase order remain in your funding account but are set aside for the indicated purchase. No money is transferred from your funding account at this stage. The orders do not represent binding obligations and will not become irrevocable until the expiration of the Withdrawal Period. You may withdraw your non-binding purchase orders at any time before the expiration of the Withdrawal Period by accessing your "Investor Dashboard" and making such request via email to us. Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in your funding account within 48 hours, after which time the registered visitor may elect to transfer such funds to a bank account or make a commitment towards a different Project.

The Withdrawal Period. Once (i) we receive sufficient non-binding orders to fully subscribe the Project and (ii) all of the financing conditions have been satisfied, we will notify (by email and through a notice on the Project Listing) you that you have 48 hours to withdraw your funds (the "Withdrawal Period"). Funds may be withdrawn prior to the expiration of the Withdrawal Period by accessing your "Investor Dashboard" and making such request via email to us. Funds not withdrawn before the expiration of the 48-hour Withdrawal Period will automatically convert into binding and irrevocable commitments to purchase the Participation Interests in the corresponding Project and cannot be withdrawn or committed to purchase additional Participation Interests. Commitments to purchase Participation Interests made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn.

The Closing. After the expiration of the Withdrawal Period (and once the offering is fully subscribed with irrevocable funding commitments), we will work with licensed professionals to close the Loan and immediately fund the Loan by transferring to an account maintained at Wells Fargo titled in Groundfloor's name "for the benefit of" GRE Developers funds debited from investors' funding accounts for such purposes (less any fees and expenses included in the Loan Principal) and issue the corresponding series of Participation Interests to investors. Participation Interests are issued electronically, in "book entry" form, by means of registration of each registered visitor's ownership in our records. The closing and funding of the Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. You will be notified (by email and through a notice on the Project Listing) when the Loan has been funded and the Participation Interests have been issued. You may also access this information on your "Investor Dashboard."

If the offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify you and promptly return funds to your funding accounts. These funds are free to use and may be transferred back to your bank account at any time.

Suspension of Offering Circular. In the event we are required to amend the Offering Circular related to series of Participation Interests after qualification as a result of any material changes to the information contained therein, we will suspend all Offerings under such Offering Circular. We will notify you if you have made a non-binding order or irrevocable funding commitment to purchase any series of Participation Interests covered by the Offering Circular, advising you that an amendment to the Offering Circular is pending and the Offering is suspended. If you have non-binding order or irrevocable funding commitment towards the purchase of Participation Interests covered by the suspended Offering Circular, you may request that your commitment be withdrawn from the offering. In addition, once the amended Offering Circular has been posted on the Platform, we will give you five business days to withdraw your non-binding order or irrevocable purchase commitment and will extend the Offering Period such that it remains open for at least ten business days following the posting of the amended Offering Circular.

Right to Cancel and Terminate Funding; Termination of the Offering of a Particular Series of Participation Interests. We may, in our sole discretion, remove a Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of Participation Interests at any time prior to funding the corresponding Loan. If, prior to the funding of a Project, we reasonably determine that a Developer's financing request contains materially inaccurate information (including unintended inaccuracies, inaccuracies resulting from errors by us, or inaccuracies resulting from changes in a Developer's income or credit profile between the date a Project is posted and the date that the Loan is to be funded) or was posted illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for purposes of fraud or deception, we may remove the Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of Participation Interests.

In addition, in the event we are required to implement a material change in the terms of a particular series of Participation Interests being offered under an Offering Circular, we may cancel or terminate the offering with respect to that particular series of Participation Interests (and the financing of the corresponding Loan) under such Offering Circular, as opposed to amending the Offering Circular and suspending all offerings covered by the Offering Circular.

In the event we cancel or terminate our offering of one or more series of Participation Interests (and the financing of the corresponding Loan), if you have a non-binding order or irrevocable funding commitment to purchase the cancelled or terminated series of Participation Interests, we will notify you (by email and through a notice on the Project Listing) that the Project Listing and the proposed financing of the corresponding Loan is cancelled or terminated. All funds previously committed towards the purchase of the cancelled or terminated series of Participation Interests will be returned to your funding account within 48 hours, after which time you may elect to transfer such funds to your bank account or make a commitment towards a different Project.

2. Terms of the Participation Interests. The Participation Interests shall have the terms described in the Offering Circular and the Participation Agreement relating to the particular series of Participation Interests. The corresponding financing arrangements between the Developer and Groundfloor will be available for review on the Platform and referenced in the Offering Circular and applicable Participation Agreement. The Offering Circular and standard form of Participation Agreement may be reviewed on the Platform. Participation Interests are also subject to this Agreement, including the Terms and Conditions, the Terms of Service and Privacy Policy.

3. Your Covenants and Acknowledgments. You agree that you have no right to, and shall not, make any attempt, directly or through any third party, to take collection action with respect to any Loan Payments or Loan. YOU UNDERSTAND AND ACKNOWLEDGE THAT DEVELOPERS MAY DEFAULT ON THEIR LOAN OR LOAN PAYMENTS AND THAT SUCH DEFAULTS WILL REDUCE THE AMOUNTS, IF ANY, YOU MAY RECEIVE UNDER THE TERMS OF ANY PARTICIPATION INTERESTS YOU HOLD ASSOCIATED WITH SUCH LOAN AND LOAN PAYMENTS. YOU FURTHER ACKNOWLEDGE THAT Groundfloor'S ENFORCEMENT OF ITS RIGHTS AND REMEDIES WITH RESPECT TO THE LOAN DURING ANY DEFAULT MIGHT NOT RESULT IN Groundfloor RECOVERING THE FULL AMOUNT OF THE CORRESPONDING LOAN PAYMENTS. You and Groundfloor agree that the Participation Interests are intended to be indebtedness of the issuer for U.S. federal income tax purposes. You agree that you will not take any position inconsistent with such treatment of the Participation Interests for tax, accounting, or other purposes, unless required by law. You further acknowledge that the Participation Interests will be subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended, as described in the Offering Circular for such Participation Interests. You acknowledge that you are prepared to bear the risk of loss of your entire purchase price for any Participation Interests you purchase.

4. Enforcement and Collection of Loan Payments. Groundfloor (or its designated agent) will collect all Loan Payments, both before and after default, administer and service the Loan, and service all Participation Interests. In enforcing the Loan and the Developer's obligations under the terms of the Loan, Groundfloor may, in its discretion, utilize affiliated or unaffiliated third-party loan servicers, collection agencies or other agents or contractors.

Groundfloor and any third-party servicer enforcing a Loan Payment or other obligation under the terms of the Loan may, in its sole discretion and subject to the enforcement standard set forth in this Section 4 and the specific provisions outlined in the applicable Participation Agreement, refer such Loan and Loan Payment to a collection agency, elect to initiate legal action to collect a Loan Payment, or sell the Loan to a third party at any time. The terms of the Participation Agreement shall govern the allocation of Loan Payments collected and of fees and enforcement expenses incurred in connection with any enforcement action taken by Groundfloor or any third-party servicer.

Enforcement Standard. The terms of the Participation Agreement shall govern Groundfloor's rights and obligations with respect to taking action to collect the Loan or any Loan Payments.

5. Groundfloor Fees. We do not currently charge investors fees in connection with our offerings or the use of the Platform. Groundfloor reserves the right to begin charging fees at any time, provided that any such change will take effect with respect to the first month after the change is posted on the Platform.

We will use a Funds Transfer Agent to process electronic payments to and from you as a purchaser of Participation Interests. We do not currently pass through to investors any of the fees the Funds Transfer Agent charges for the use of its services; however, we reserve the right to begin doing so at any time. In the event we begin passing through these servicing fees, we will post such fees on the Platform, and such change will take effect with respect to the first month after the change is posted on the Platform.

6. Your Financial Suitability Acknowledgments, Representations, Warranties and Covenants. At the time you commit to purchase any Participation Interest, you represent and warrant that you meet any applicable residency or minimum financial suitability requirements applicable to the Offering. These requirements will be set forth in the Offering Circular and posted on the Platform. You covenant that you will abide by any maximum investment limits, as set forth in the Offering Circular and as posted on the Platform from time to time. You agree to provide any additional documentation we reasonably request, or as may be required by any governmental authority, to confirm that you meet such residency and/or minimum financial suitability requirements and have satisfied any maximum investment limits. You acknowledge that the Participation Interests will not be listed on any securities exchange, that there will be no trading platform for the Participation Interests, that any trading of Participation Interests must be conducted in accordance with federal and applicable state securities laws, any investment in the Participation Interests will be highly illiquid and that Participation Interest purchasers should be prepared to hold the Participation Interests they purchase until the underlying Loan matures.

7. Groundfloor's Representations and Warranties. Groundfloor represents and warrants to you, as of the date of this Agreement and as of any date that you commit to purchase Participation Interests, that: (a) it is duly organized and is validly existing as a corporation in good standing under the laws of Georgia and has corporate power to enter into and perform its obligations under this Agreement; (b) this Agreement has been duly authorized, executed (by electronic execution) and delivered by Groundfloor; (c) the Participation Interests as reflected in the applicable Participation Agreement have been duly authorized and, following payment of the purchase price by you and electronic execution, authentication and delivery to you of the Participation Agreement, will constitute valid and binding obligations of Groundfloor, enforceable against Groundfloor in accordance with their terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws or general principles of equity; and (d) it has complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Participation Interests.

PAYMENT ON THE PARTICIPATION INTERESTS, IF ANY, DEPENDS ENTIRELY ON THE RECEIPT OF LOAN PAYMENTS BY GROUNDFLOOR IN RESPECT OF THE CORRESPONDING LOAN. NEITHER GROUNDFLOOR NOR ANY OTHER PARTY WARRANTS OR GUARANTEES IN ANY MANNER THAT YOU WILL RECEIVE ALL OR ANY PORTION OF THE PAYMENTS YOU EXPECT TO RECEIVE ON ANY PARTICIPATION INTEREST OR REALIZE ANY PARTICULAR OR EXPECTED RATE OF RETURN. THE AMOUNT YOU RECEIVE ON YOUR PARTICIPATION INTEREST, IF ANY, IS SPECIFICALLY RESTRICTED TO PAYMENTS MADE BY US EQUAL TO THE LOAN PAYMENTS MADE BY THE DEVELOPER TO GROUNDFLOOR UNDER THE TERMS OF ITS LOAN PAYMENTS, NET OF ANY COLLECTION OR LIQUIDATION

COSTS AND EXPENSES. NEITHER GROUNDFLOOR NOR ANY OTHER PARTY MAKES ANY REPRESENTATIONS AS TO A DEVELOPER'S ABILITY TO PAY OR TO ACT AS A GUARANTOR OF ANY CORRESPONDING LOAN PAYMENTS.

8. Your Representations and Warranties. You represent and warrant to Groundfloor, as of the date of this Agreement and as of any date that you commit to purchase Participation Interests, that: (a) you have the power to enter into and perform your obligations under this Agreement; (b) this Agreement has been duly authorized, executed and delivered by you; and (c) in connection with this Agreement, you have complied in all material respects with applicable federal, state and local laws.

9. Prohibited Activities. You agree that you will not do any of the following in connection with any funding requests, Participation Interests, Loan Payments or other transactions involving or potentially involving Groundfloor:

(a) Take any action on your own to collect, or attempt to collect from any Developer, directly or through any third party, any amount owing under any of your Participation Interests or on any of the Loan Payments that correspond to your Participation Interests;
(b) Bring a lawsuit or other legal proceeding against any Developer or any other party on any Loan Payments;
(c) Contact the Developer on any Loan Payment corresponding to your Participation Interest;
(d) Contact any collection agency or law firm to which any Loan Payments corresponding to your Participation Interests have been referred for collection;
(e) Violate any applicable federal, state or local laws; or
(f) Undertake any other action in breach of the terms of the applicable Participation Agreement.

10. No Advisory Relationship. You acknowledge and agree that the purchase and sale of the Participation Interests pursuant to this Agreement is an arms'-length transaction between you and Groundfloor. In connection with the purchase and sale of the Participation Interests, Groundfloor is not acting as your agent or fiduciary. Groundfloor assumes no advisory or fiduciary responsibility in your favor in connection with the Participation Interests or the Loan Payments corresponding to the Participation Interests. Groundfloor has not provided you with any legal, accounting, regulatory or tax advice with respect to the Participation Interests. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

11. No Representations of Warranties. Groundfloor makes no representations or warranties, express or implied, and assumes no liability or responsibility to you with respect to: (a) the financial condition or continued solvency of any Developer (or any of its affiliates) identified on the Platform; (b) the ability of any Developer to make the Loan Payments contemplated by its Loan or satisfy any other obligation (each as set forth in the Loan Agreement and the Loan Documents (each, as defined in the Participation Agreement) with respect to such Loan; or (c) the accuracy, value, collectability, genuineness, legality, enforceability, sufficiency, validity, and/or the due execution of any of the Loan Documents, or any certificate, report, underwriting materials or other document or instruments used under or in connection with such Developer's application of financing through the Platform ("Application") or any of the Loan Documents.

We use commercially reasonable efforts to verify or authenticate certain information provided to us and representations made by Developers. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. For every Loan we underwrite, we obtain a completed Application and a signed Master Services Agreement from Developers and review the materials provided to us by the Developer. We use various data vendors such as Zillow, Trulia, Lexis, CDI Credit, Dun & Bradstreet, etc., and access public records to verify the representations made by the Developer (and its principals) and the actual property details. We conduct credit, criminal background, bankruptcy and legal judgment searches on the Developer and its principals. For instance, we will obtain business assurance reports to ensure that neither the Developer nor its principals have any tax liens, judgments, or other encumbrances and have not been party to any adverse litigation. We check state and local records to verify how long the Developer has been in business and whether the business entity is in good standing and to determine if the Developer is actually in possession of the property and whether the property has been encumbered in any way. We also may obtain proof of insurance and marketability assessments from the Developer when environmental concerns arise.

Prior to closing, we review a budget/draw schedule (unless the Loan is for $50,000 or less or the entire amount is used for acquisition of a property) and, at or in connection with closing, obtain evidence of a satisfactory title search and corresponding title insurance on the property covered by the Loans. If we are underwriting a second lien Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Decisions as to whether additional information may be sought are made by our Loan Committee.

In the course of our diligence and underwriting process, we always review a report supporting the valuation of the Project (the "Valuation Report"). In the case of a Loan to finance acquisition and/or reconstruction (which is a majority of our Loans), the Valuation Report will reflect the ARV of the Project. The Valuation Report will reflect the land valuation if the Loan is to finance ground-up construction. For Loans under $250,000, we give Developers the flexibility to choose the type of Valuation Report they want us to use in our underwriting process. We may commission an independent certified appraisal or a broker's price opinion on the Project or the Developer may provide us with an appraisal that was previously prepared for it or with a collection of comparable property listings (or "comps"); however, we will always commission a certified independent appraisal for Loans of $250,000 or more.

As discussed in more detail below, the valuation of the Project weighs heavily in our Grading Algorithm and the determination of the final letter grade (and thus the minimum interest rate) assigned to a particular Loan. As such, our Loan Committee carefully vets each Valuation Report we receive. For instance, we subject Valuation Reports that have not been prepared by independent third parties for use by us specifically in connection with our Loan underwriting process (such as borrower provided comps or a borrower provided appraisal) to heightened scrutiny. We utilize online valuation tools called automated valuation models (or "AVMs"), which are typically used by banks and other lending institutions in the course of their underwriting procedures, as well as valuation data collected through Zillow, such as Zillow Zestimate™ and Zillow Comps, to help us assess the reliability of the data presented by those less reliable Valuation Reports. Our Loan Committee may refuse to accept a Valuation Report that it finds unsatisfactory, inaccurate or unreliable, in which case, we will not consider financing the related Loan until the deficiencies are remedied or a new Valuation Report is provided to us.

When undertaking our diligence, we strive to source data from the most reputable and reliable vendors and resources, however, this data may not always be accurate or dependable. For example, Zillow and Trulia obtain their estimated property valuation through statistical analysis of historical data and current market information. There may be errors in the underlying data used in the calculation of these estimates, which could compromise the reported property valuation. Further, the reliability of the data contained in the Valuation Reports and sources we use to measure those reports depends, in part, on the methods used to collect the data, the expertise of the third party that prepared the report, as well as the appropriateness of the valuation approaches and underlying assumptions that have been used to reach the conclusions presented. Although the Valuation Reports we receive typically are prepared solely for our use in connection with our Loan underwriting process by real estate professionals who are familiar with the market area of the subject Project, they may not reflect the actual value of a particular Project, Only market forces will dictate the ultimate value of any real property. Although we use various valuation resources (such as AVMs and data prepared by Zillow) to provide a backstop comparison to less reliable Valuation Reports as part of our due diligence process, these typically report the market value, as opposed to the ARV typically captured by a Valuation Report, so do not offer a direct comparison. The Valuation Reports and any AVMs we may obtain are generally prepared solely for our use in connection with our Loan underwriting process, so we do not provide them to investors. We do provide investors with information about the market valuations we have collected from Zillow. We play no role in the preparation of any valuation resources or any other materials provided by the Developer that may be referenced in a Project Listing, and, while we view the data contained in a Valuation Report, AVM or other valuation resource as helpful, we do not use these materials as the sole basis for a funding decision.

Other than as discussed above, we do not independently verify the information provided by Developers during the Application process, and it may be inaccurate or incomplete. If information provided by Developers turns out to be false or misleading, you may lose part or all of the purchase price you pay for a Participation Interest. In general, information available on the Platform with respect to the Participation Interests is subject to Rule10b-5 of the Securities Exchange Act of 1934, as amended, and to the liability provisions of the Securities Act of 1933, as amended. We advise potential investors as to the limitations on the reliability of this information and caution that an investor's recourse in the event this information is false may be limited. Consequently, you should base your decision to purchase the Participation Interests solely on your own evaluation and investigation of the Project and of the Developer, without any representation whatsoever by us.

12. Groundfloor's Right to Modify Terms. Groundfloor has the right to change any term or provision of this Agreement, the Terms and Conditions, the Terms of Service, Privacy Policy, form of Participation Agreement and the Platform. Groundfloor will give you notice of material changes to such materials, in the manner set forth in Section 19. You authorize Groundfloor to correct obvious clerical errors appearing in information you provide to Groundfloor, without notice to you, although Groundfloor undertakes no obligation to identify or correct such errors.

13. Termination. Groundfloor may, in its sole discretion, with or without cause, terminate this Agreement by giving you written notice. In addition, upon our reasonable determination that you committed fraud or made a material misrepresentation in connection with a Project or a commitment to purchase a Participation Interest, performed any prohibited activity, or otherwise failed to abide by the terms of any of the Investment Documents, including each Participation Agreement to which you are a party, we may, in our sole discretion, immediately and without notice, take one or more of the following actions: (a) terminate or suspend your right to purchase Participation Interests; or (b) terminate this Agreement and your registration with Groundfloor. Upon termination of this Agreement and your registration with Groundfloor, any Participation Interest purchase commitments you have made shall be terminated and any funds you may have committed towards such purchase commitments shall be returned to you. Any Participation Interests you purchase prior to the effective date of termination shall remain in full force and effect in accordance with their terms.

14. Indemnification. In addition to your indemnification obligations set forth in the Terms and Conditions and the Participation Agreement, you agree to indemnify, defend, protect and hold harmless Groundfloor and its officers, directors, shareholders, employees and agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise, (a) resulting from any material breach of any obligation you undertake in this Agreement or any Participation Agreement, or (b) resulting from your wrongful acts, omissions and representations (and those of your employees, agents or representatives) relating to Groundfloor. Your obligation to indemnify Groundfloor shall survive termination of this Agreement or of any Participation Agreement, regardless of the reason for termination.

15. Limitations on Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY TO THE OTHER REGARDING THE EFFECT THAT THIS AGREEMENT MAY HAVE UPON THE FOREIGN, FEDERAL, STATE OR LOCAL TAX LIABILITY OF THE OTHER.

16. Further Assurances. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

17. Entire Agreement. This Agreement, together with the other Investment Documents, constitutes the sole and entire agreement between you and Groundfloor with respect to the subject matter contained herein and therein and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in this

Agreement and a particular Participation Agreement (other than an exception expressly set forth as such therein), the statements in such Participation Agreement shall control.

18. Consent to Electronic Transactions and Disclosures. Because Groundfloor operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Platform or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements, including any IRS Form 1099, arising from or relating in any way to your or our rights, obligations or services under this Agreement, your use of the Platform (each, a "Disclosure"). An IRS Form 1099 refers to any Form 1099 or other Form, Schedule or information statement, including corrections of such documents, required to be provided pursuant to U.S. Internal Revenue Service rules and regulations and that may be provided electronically (each, an "IRS Form 1099"). The decision to do business with Groundfloor electronically is yours. This Section informs you of your rights concerning Disclosures.

Electronic Communications. Any Disclosures will be provided to you electronically, either on the Platform or via electronic mail to the verified email address you provided. Groundfloor will only provide electronic copies of all Disclosures, statements, forms, and other materials. If you require paper copies of such Disclosures, you may write to us at the mailing address provided below and paper copies will be sent to you at no additional charge. A request for a paper copy of any Disclosure will not be considered a withdrawal of your consent to receive Disclosures electronically. Any IRS 1099 Forms provided electronically will remain accessible through at least October 15 of the year in which such IRS Form 1099 is made available; after that time the IRS Form 1099 may no longer be accessible electronically. We may discontinue electronic provision of Disclosures at any time in our sole discretion.

Scope of Consent. Your consent to receive Disclosures and transact business electronically (including creation of legally binding and enforceable agreements utilizing electronic records and signatures), and our agreement to do so, applies to any transactions to which such Disclosures relate. Your consent, assuming it has not been withdrawn in accordance with the procedures discussed below, will remain in effect for so long as you are a User and, if you are no longer a User, will continue until such a time as all Disclosures relevant to transactions that occurred while you were a User have been made. Please see below for more information regarding Withdrawal of Consent.

Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions, such as Internet Explorer 5.0 or above and Netscape Navigator 6.0 or above, or the equivalent software; and hardware capable of running this software.

TCPA Consent: You expressly consent to receiving calls and messages, including auto-dialed and pre-recorded message calls, and SMS messages (including text messages) from us, our affiliates, marketing partners, agents and others calling at their request or on their behalf, at any telephone numbers that you have provided or may provide in the future (including any cellular telephone numbers). Your cellular or mobile telephone provider will charge you according to the type of plan you carry.

Electronic Signatures. You agree that any Electronic Signature (defined below), whether digital or encrypted, you provide in connection with any contract or agreement with Groundfloor or its affiliates is intended to authenticate such writing and to have the same force and effect as manual signatures to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 USC §§ 7001 et seq.), the Georgia Uniform Electronic Transactions Act, O.C.G.A. § 10-12 et seq., or any other similar state laws based on the Uniform Electronic Transactions Act. "Electronic Signature" means any electronic sound, symbol or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record.

Additional Mobile Technology Requirements. If you are accessing the Platform and the Disclosures electronically via a mobile device (such as a smart phone, tablet, and the like), in addition to the above requirements you must make sure that you have software on your mobile device that allows you to print and save the Disclosures presented to you during the application process. These applications can be found for most mobile devices in each such device's respective "app store". If you do not have these capabilities on your mobile device, please access the Platform through a device that provides these capabilities.

Withdrawing Consent. You may withdraw your consent to receive Disclosures electronically by contacting us at the address below. If you are investor on the Platform and you withdraw your consent to receive Disclosures electronically, you may continue to contribute funds to requests on the Platform. If you have already purchased one or more participation interests, all previously agreed to terms and conditions will remain in effect, and we will send Disclosures to your verified home address provided during registration.

If you withdraw your consent to receive IRS Forms 1099 electronically, we will confirm your withdrawal and its effective date in writing by email.

How to Contact Us regarding Electronic Disclosures. You can contact us via email at contact@groundfloor.us or by calling Groundfloor Investor Support at 678-701-1194. You may also reach us in writing at the following address: Groundfloor Finance Inc., 3355 Lenox Road, Suite 750, Atlanta, GA 30326, Attention: Investor Support. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered email address changes, you must notify us of the change by sending an email to contact@groundfloor.us or by calling 678-701-1194. You also agree to update your registered residence address and telephone number on the web site if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Platform.

19. Notices. All notices, requests, demands, required disclosures and other communications from Groundfloor to you will be transmitted to you only by email to the email address you have registered on the Platform or will be posted on the Platform and shall be deemed to have been duly given and effective upon transmission or posting. You shall send all notices or other communications required to be given hereunder to Groundfloor via email at contact@groundfloor.us or by writing to: Groundfloor Finance Inc., 3355 Lenox Rd Suite 750, Atlanta GA, 30326, Attention: Investor Support. You may call Groundfloor at 678-701-1194, but calling may not satisfy your obligation to provide notice hereunder or otherwise preserve your rights.

20. Miscellaneous. The terms of this Agreement shall survive until the termination of your registration as an investor on the Platform. The parties acknowledge that there are no third-party beneficiaries of this Agreement, except for any Subsidiaries of Groundfloor that issue Participation Interests on the Platform, which the parties agree shall be express third-party beneficiaries hereof. You may not assign, transfer, sublicense or otherwise delegate your rights or responsibilities under this Agreement to any person without Groundfloor's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this section shall be null and void. This Agreement shall be governed by the laws of the State of Georgia, without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction. Any waiver of a breach of any provision of this Agreement will not be a waiver of any subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If a court of competent jurisdiction holds any provision of this Agreement to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality and unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provisions of this Agreement. The headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement.

21. Arbitration.

(a) Unless you opt out as provided pursuant to Section 21(b) below, either party to this Agreement may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 21 (the "Arbitration Provision"), except with respect to any Claim alleging violation of federal securities laws by Groundfloor or any of its officers or directors (a "Securities Claim"). Unless otherwise agreed to in writing by Groundfloor, the arbitration shall be conducted in Atlanta, Georgia. "Claim" shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and Groundfloor (or persons claiming through or connected with Groundfloor), on the other hand, relating to or arising out of this Agreement, any Participation Interest, the Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section 21(f) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(b) You may opt out of this Arbitration Provision for all purposes by sending an arbitration opt out notice to Groundfloor Finance Inc., 3355 Lenox Rd Suite 750, Atlanta GA, 30326, that is received at the specified address within 30 days of the date of your first electronic acceptance of the terms of this Agreement. The opt out notice must clearly state that you are rejecting arbitration; identify the Agreement to which it applies by date; provide your name, address, and social security or TIN-number; and be signed by you. You may send the opt out notice in any manner you see fit as long as it is received at the specified address within the specified time. No other methods can be used to opt out of this Arbitration Provision. If the opt out notice is sent on your behalf by a third party, such third party must include evidence of his or her authority to submit the opt out notice on your behalf.

(c) The party initiating arbitration shall do so with the American Arbitration Association (the "AAA") or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

(d) If we elect arbitration, we shall pay all of the administrator's filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator's rules. We shall pay the administrator's hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator's rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorneys' fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

(e) Within 30 days of a final award by the arbitrator, any party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, any opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (FAA), and may be entered as a judgment in any court of competent jurisdiction.

(f) We agree not to invoke our right to arbitrate an individual Claim you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. Unless consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party; nor (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this Section 21(f), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this Section 21(f) shall be determined exclusively by a court and not by the administrator or any arbitrator.

(g) This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

(h) This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any loan or Participation Interest or any other promissory note(s) which you own, or any amounts owed on such loans Participation Interest or notes, to any other person or entity. If any portion of this Arbitration Provision other than Section 21(f) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If an arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in Section 21(f) are finally adjudicated pursuant to the last sentence of Section 21(f) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY.

22. Waiver of Jury Trial. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE PARTICIPATION AGREEMENT, PURCHASE OF THE PARTICIPATION INTERESTS OR ANY OTHER AGREEMENTS RELATED THERETO.

APPENDIX A
TERMS AND CONDITIONS OF INVESTMENT

1. **Definitions. For purposes of these Terms and Conditions:**

   (a) "**Affiliate**" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "Control" when used with respect to any specified person means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "Controlling" and "Controlled" have meanings correlative to the foregoing.

   (b) "**Holder,**" when used with respect to any Participation Interest, means the person in whose name a Security is registered on the Registrar's books.

2. **Registrar and Paying Agent.**

   (a) Groundfloor shall maintain, with respect to each series of Participation Interests, an office or agency where such Participation Interests may be presented for registration of transfer or for exchange ("Registrar") and an office or agency where such Participation Interests may be presented for purchase or payment ("Paying Agent"). The Registrar shall keep a register of the Participation Interests and of their transfer and exchange. Groundfloor may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent. Groundfloor initially will serve as the Registrar and Paying Agent in connection with such Participation Interests. Groundfloor, or an Affiliate of Groundfloor, may act as Paying Agent, Registrar, co-Payment Agent or co-Registrar.

   (b) Groundfloor (or its Subsidiaries or Affiliates) shall maintain the Investor FBO Account (or some similar arrangement designed to segregate the money held on behalf of investors) to accommodate funding accounts for investors. The Investor FBO Account is currently maintained at Wells Fargo Bank, 1201 W. Peachtree St., Atlanta, GA 30309; however, Groundfloor may elect to change the institution where the Investor FBO Account is maintained at any time. Groundfloor shall post the name and address of the institution where it maintains the Investor FBO Account on the Platform. All funds deposited in an investor's funding account on the Platform shall be maintained in such investor's designated sub-account in the Investor FBO Account until withdrawn by such investor or used to fund additional investments through the Platform.

   (c) Groundfloor (or its Subsidiaries or Affiliates) shall maintain the Closing FBO Account (or similar escrow arrangement) at all times. Currently, the Closing FBO Account is maintained through the Funds Transfer Agent. Balanced Payments (or Balanced, Inc.), located at 965 Mission St., Ste. 425, San Francisco, CA 94103, currently acts as the Funds Transfer Agent. Groundfloor may elect to change the institution where the Closing FBO Account is maintained and/or the identity of the Funds Transfer Agent at any time.

Please see the Terms of Service that addresses your consent to the services provided to us by Balanced, Inc.

(d) The Funds Transfer Agent and/or the institution where the Investor FBO Account is maintained shall act as co-Paying Agents with Groundfloor.

(e) Groundfloor shall enter into an appropriate agency agreement with any third-party Registrar, Paying Agent, co-Paying Agent or co-Registrar. Groundfloor shall post the name and address of any third-party Registrar, Paying Agent, co-Paying Agent or co-Registrar on the Platform.

(f) Prior to or on each Payment Date (as defined in the Participation Agreement) in respect of any series of Participation Interests, Groundfloor shall deposit with the Paying Agent(s) with respect to such Participation Interests a sum of money sufficient to make such payments when so becoming due. Groundfloor shall require each Paying Agent to hold such funds in an Investor FBO Account or similar arrangement that segregates the money held by it with respect to the Participation Interests.

3. Maintenance of Office or Agency.

(a) Groundfloor will maintain for each series of Participation Interests an office or agency where such Participation Interests may be presented or surrendered for payment, where Participation Interests of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon Groundfloor in respect of the Participation Interests of that series may be served. Groundfloor's office at 3355 Lenox Rd Suite 750, Atlanta GA, 30326 shall be such office or agency for all of the aforesaid purposes unless and until Groundfloor provides written notice to the Holders of any change in the location of such other office or agency.

(b) Groundfloor may also from time to time designate one or more other offices or agencies where the Participation Interests of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve Groundfloor of its obligation to maintain an office or agency in accordance with the requirements set forth above for Participation Interests of any series for such purposes. Groundfloor will give prompt written notice to the Holders of any such designation or rescission and of any change in the location of any such other office or agency.

EXHIBIT 6.1

EXECUTIVE EMPLOYMENT AGREEMENT
WITH BRIAN DALLY DATED NOVEMBER 19, 2014

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement ("**Agreement**") is made and entered into this 19th day of November, 2014, by and between Groundfloor Finance Inc., a Georgia corporation (the "**Company**"), and Brian Dally ("**Executive**"). The Company and the Executive are hereinafter collectively referred to as the "Parties".

WHEREAS, Company is engaged in the business of facilitating the microlending of commercial real estate transactions for residential renovation and construction projects (the "Business");

WHEREAS, Executive acknowledges that he will be employed in a position of trust and confidence in which Executive will learn of, have access to and develop confidential and proprietary information, know-how and trade secrets, which the Company is entitled to protect from use in competition with its Business;

WHEREAS, the Company desires to receive from Executive a covenant not to compete, proprietary information and invention rights, and certain other covenants as a condition of Executive's employment;

WHEREAS, Executive desires to work for the Company under the terms and conditions of this Agreement; and

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained and for other good and valuable consideration, including the employment of Executive for the term stated herein and Executive's opportunity to receive equity and severance payments as described herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Employment. Subject to and upon the terms and conditions herein provided, Company hereby agrees to employ Executive and Executive hereby agrees to be employed by Company for the Term of Agreement, as defined in Section 3 hereof.

2. Position and Responsibilities. During the Term (as defined below) of this Agreement, Executive will be employed as Company's President and Chief Executive Officer. In such capacity, Employee shall perform the duties appropriate to such office or position, and such other duties and responsibilities as are assigned to Executive by the Board from time to time. While so employed, Executive agrees to devote his full business time and attention to carrying out the duties and responsibilities under this Agreement and will use his best efforts, skills and abilities to further the interests of Company. While employed by Company, Executive may not work for his own behalf or for any other entity, in any capacity, without the prior express written consent of Company's Board of Directors, provided that, any and all management of Executive's ownership interest in Fomentum Consulting LLC shall not constitute a violation of this Agreement. Executive agrees to comply with all policies, standards and regulations of Company now existing or hereafter promulgated. The Company and the Executive agree that for so long as

the Executive serves as the Company's Chief Executive Officer, the Executive shall have the right to serve on the Company's Board of Directors.

Notwithstanding the foregoing, Executive may engage in charitable and community activities, so long as, in each case, any one or more of such activities does not interfere with the performance by Executive of his obligations under this Agreement nor constitute a conflict of interest with any of Executive's obligations to Company, as determined in the reasonable discretion of Company's Board of Directors.

3. Term of Agreement. This Agreement will commence on November 19, 2014 (the ("**Employment Date**") and will continue until December 31, 2017 (the "**Initial Term**") and thereafter will automatically renew on a year-to-year basis on the same terms and conditions set forth herein unless terminated as provided herein or unless amended or modified by mutual agreement of the Parties hereto. (As used throughout this Agreement, "**Term**" will include the Initial Term and any renewals thereof in accordance with this Agreement).

4. Compensation and Benefits.

4.1 Compensation. Commencing on the Employment Date and during the Initial Term of this Agreement, Company will pay Executive a salary at the per annum rate of (i) Seventy Thousand Dollars ($70,000) until the closing of an equity financing with proceeds to the Company of at least $1,500,000 (including the conversion of any outstanding convertible debt) (the "Equity Financing"), and (i) One Hundred Twenty-Five Thousand Dollars ($125,000) upon the closing of an Equity Financing (the "**Base Salary**"), less required withholdings and other authorized deductions, payable in accordance with Company's regular payroll schedule and policies. The Board of Directors (or the Compensation Committee of Company's Board of Directors, if any) will review Executive's salary and bonus compensation on an annual basis commencing in July 2015 and each July thereafter.

4.2 Bonus. On or immediately after the three month anniversary of the closing of the Equity Financing, the Compensation Committee shall consider the establishment of an incentive bonus plan to be determined by reference to satisfaction (as determined by the Compensation Committee of the Board of Directors, if any, in its discretion) of the goals and objectives specified by the Board of Directors for this purpose from time to time, and Executive shall be eligible to participate in such bonus plan.

4.4 Benefits. During the Term of Agreement, Executive may be eligible to participate in certain benefit plans, which are in effect from time to time for all similarly situated employees of Company, in accordance with the normal business practices of Company and subject to the terms of the applicable plan documents.

4.5 Vacation. Executive will be entitled to up to twenty five (25) business days of paid time off ("PTO") in each full calendar year and accrued in accordance with Company policy.

4.6 Business Expenses. During the Term of Agreement, Executive will be entitled to receive prompt reimbursement for all reasonable business expenses incurred by Executive in performing services hereunder, including cellular phone service (and other similar electronic device(s)) and travel expenses while away from home on business, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by Company.

5. Termination.

5.1 General Provisions. This Agreement will terminate as provided in this Section 5 of this Agreement. Upon termination as provided in this Section, except as otherwise expressly provided herein, Company will thereafter have no further obligation or liability to Executive except for the compensation accrued but unpaid at the date of termination. At the conclusion of the Initial Term or any renewal Term, this Agreement will be considered voluntarily terminated by the parties if Executive or Company (through its Board of Directors) have given written notice to the other of intention not to renew this Agreement for the coming employment year, such notice to be delivered at least thirty (30) days prior to the last day of the Initial Term or renewal Term, as applicable.

5.2 Termination for Cause. Company may terminate the Term of Agreement and Executive's employment immediately and without notice for Cause. For purposes of this Agreement, "**Cause**" will mean: (i) the failure of Executive to perform or observe any of the terms of this Agreement, which failure continues for thirty (30) days after Executive has been notified in writing by Company of the nature of Executive's failure, however, in no event will Executive be entitled to receive more than one (1) opportunity to cure repeated conduct within any twelve (12) month period; (ii) conviction of, or plea of guilty or no contest to a felony or other crime of fraud or moral turpitude; (iii) demonstrated misappropriation of funds; (iv) demonstrated falsification of Company records or other fraud; (v) breach of fiduciary duty owed to Company; (vi) habitual insobriety; (vii) demonstrated willful misconduct; or (viii) gross negligence in the performance of duties and responsibilities. Upon termination for Cause, Executive will be entitled to receive (i) the Base Salary then in effect and the benefits set forth above through the effective date of such termination, (ii) to the extent such termination is effective after the last day of any calendar year, any bonus to which Executive is entitled pursuant to Section 4.2 above with respect to such preceding calendar year, (iii) payment for accrued unused PTO, and (iv) no other payments or compensation of any kind, except to the extent required by law. Company's exercise of its right to terminate Executive for Cause will be without prejudice to any other remedy to which Company may be entitled at law, in equity or under this Agreement.

5.3 Resignation. Executive may resign and terminate his employment at any time by giving no less than thirty (30) days prior written notice to Company. Upon Executive's resignation, Executive will be entitled to receive (i) the Base Salary then in effect and the benefits set forth above through the effective date of such termination, (ii) to the extent such termination is effective after the last day of any calendar year, any bonus to which Executive is entitled pursuant to Section 4.2 above with respect to such preceding calendar year, (iii) payment for accrued unused PTO, and (iv) no other payments or compensation of any kind.

5.4 Termination Due to Death or Disability. This Agreement will automatically terminate immediately upon the death of Executive. In addition, in the event Executive is unable to perform his duties hereunder by reason of any mental or physical disability or incapacity for a period of ninety (90) consecutive days, Company may terminate Executive's employment upon thirty (30) days prior written notice to Executive. Upon termination for death or disability, Executive (or Executive's estate, as the case may be) will be entitled to receive (i) the Base Salary then in effect and the benefits set forth above through the effective date of such termination, (ii) to the extent such termination is effective after the last day of any calendar year, any bonus to which Executive is entitled pursuant to Section 4.2 above with respect to such preceding calendar year, (iii) payment for accrued unused PTO, and (iv) no other payments or compensation of any kind, except to the extent required by law. Company will not be obligated to pay Base Salary, continue benefit accruals for or otherwise compensate Executive during any period of disability or incapacity except in accordance with Company's existing disability policies generally applicable to members of senior management.

5.5 Termination Without Cause; Resignation with Good Reason.

(a) Company will have the right, exercisable upon thirty (30) days prior written notice to Executive, to terminate Executive's employment under this Agreement without Cause for any reason other than as set forth above in Sections 5.2, 5.3, or 5.4, effective no earlier than ten (10) days from the date the Company provides its written notice of termination. Executive will have the right, exercisable upon thirty (30) days prior written notice to Company, to terminate his employment under this Agreement during the one-year period following the initial existence of one or more conditions that constitute "Good Reason" and that arise without his consent.

(b) For this purpose, "**Good Reason**" will mean any of the following conditions: (i) the material diminution or restriction of Executive's authority, duties or responsibilities in a manner inconsistent with Executive's position, duties, responsibilities and status with Company as of the date of this Agreement, (ii) a material diminution in Executive's Base Salary, (iii) any material breach of this Agreement by Company, or (iv) if Executive is required to relocate more than fifty (50) miles from his current domicile, in Atlanta, Georgia, in order to perform his duties hereunder. Such a condition will constitute "Good Reason" only if Executive provides notice to Company's Board of Directors of the existence of the condition no later than 90 days after the initial existence of the condition and if Company does not remedy the condition during the 30 day period following such notice.

(c) If Executive is terminated by Company pursuant to this Section 5.5 or Executive resigns for Good Reason as permitted by this Section 5.5, Executive shall, upon execution of a standard, general release, be entitled to receive:

(i) the Base Salary then in effect (paid in accordance with Company's regular payroll schedule) and the benefits set forth above through the effective date of such termination;

(ii) payment for accrued unused PTO in a lump sum on or before the next regular payroll date;

(iii) the benefits described in section 4.4 above, to the extent Company is able to provide and Executive is eligible to receive such benefits on a tax-exempt basis, through the date which is twelve (12) months following the date of Executive's employment termination;

(iv) to the extent such termination is effective after the last day of the Initial Term but prior to the date on which the bonus described in Section 4.2 above has been paid, an amount equal to any bonus to which Executive would have been entitled pursuant to Section 4.2 above with respect to such preceding period but for the fact that he was not employed on the intended payment date of such bonus, in a lump sum on or before the end of the next calendar quarter;

(v) the monthly Base Salary in effect for Executive immediately prior to the date of his employment termination multiplied by twelve (12), such amount to be paid in equal monthly installments in accordance with Company's regular payroll schedule; and

(vi) no other payments or compensation of any kind, except to the extent required by law.

6. Non-Competition, Non-Solicitation and Proprietary Information and Inventions. Executive agrees to execute an agreement with the Company substantially similar to the form of its standard Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement, a copy of which Executive acknowledges has been provided by Company to Executive.

7. Indemnification. Executive agrees to indemnify and hold harmless Company, its Directors, officers and employees against any liabilities and expenses, including reasonable attorney's fees and costs and reasonable amounts paid in settlement, incurred by any of them in connection use of any of Executive's skills or knowledge by Company if a violation of contract or law.

8. Full Enforcement. If any part of any covenant or provision contained in this Agreement is determined by a court of competent jurisdiction, or by any arbitration panel to which a dispute is submitted, to be invalid, illegal or incapable of being enforced, then the court or arbitration panel so deciding will interpret such provisions in a manner so as to enforce them to the fullest extent permitted by law in order to give maximum effect to the expressed intent of the Parties hereto. If the final judgment of a court of competent jurisdiction declares that any

term or provision of Section 6 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability will have the power to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

9. Severability. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any provision (or part thereof) of this Agreement will in no way affect the validity or enforceability of any other provisions (or remaining part thereof).

10. Entire Agreement. This Agreement supersedes all prior agreements and understandings, oral or written, between Company and Executive with respect to the subject matter hereof.

11. Amendments. No change, modification, termination or attempted waiver of any of the provisions of this Agreement will be binding upon any party hereto unless reduced to writing and signed by the party against whom enforcement is sought.

12. Waiver. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof will not be deemed a waiver of such terms, covenants or conditions, nor will any waiver or relinquishment or any right or power granted hereunder at any particular time be deemed a waiver or relinquishment of such rights or powers at any time or times.

13. Counterparts. Any number of counterparts of this Agreement may be signed and delivered, each of which will be considered an original and all of which, together, will constitute one and the same instrument.

14. Governing Law. Except as preempted by federal law, this Agreement will be governed by and construed in accordance with the laws of the State of Georgia, without reference to its conflict of law provisions.

15. Venue. Company and Executive shall bring any litigation under this Agreement in the State of Georgia, notwithstanding that Executive is not at that time a resident of the State of Georgia and cannot be served process within that state. Executive hereby irrevocably consents to the jurisdiction of the courts of Georgia (whether federal or state courts) over his person.

16. Binding Effect. The provisions of this Agreement will be binding upon and will inure to the benefit of the Parties hereto and their heirs, assigns and successors in interest.

17. Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by electronic transmission in .pdf format or similar format, by nationally recognized private courier, or by United States mail. Notices

delivered by mail shall be deemed given three business days after being deposited in the United States mail, postage prepaid, certified mail, return receipt requested. Notices delivered by hand shall be deemed delivered when actually delivered. Notices given by nationally recognized private courier shall be deemed delivered on the date delivery is promised by the courier. Notices given by facsimile or by electronic transmission with a confirmation of transmission by the transmitting equipment shall be deemed given on the first business day following transmission; provided, however, that a notice delivered by facsimile or electronic transmission that has not been confirmed or acknowledged (including any response to such transmission) by recipient shall only be effective if such notice is also delivered by hand, deposited in the United States mail, postage prepaid, registered or certified mail, or by nationally recognized private courier on or before two business days after its delivery by facsimile or electronic transmission. All notices shall be addressed as follows: in case of Executive, to Executive's address as shown on Company's records, and in the case of Company, to Company's principal office in the State of Georgia.

18. Headings, Review by Counsel, Interpretation. The headings contained in this Agreement are for reference purposes only shall not be used as aids in interpretation of any provision of this Agreement. The Parties have had the opportunity to and have been encouraged to engage counsel to review this Agreement on their behalf. The provisions of this Agreement are severable and if any part of it is found to be unenforceable the other provisions shall remain fully and validly enforceable. In the event of a dispute hereunder, the language of all valid parts of this Agreement shall be interpreted in accordance with their fair meaning and shall not be interpreted either for or against either of the Parties hereto on the grounds that such party drafted or caused to be drafted this Agreement or any part hereto.

19. Gender. The use of the masculine gender is for convenience only and will be deemed to refer to the applicable gender.

20. Successors and Assigns. Executive will not have the right to assign this Agreement, or any rights or obligations hereunder, without prior written consent of the Board. Company may assign this Agreement and/or the right to enforce this Agreement at any time to any person or entity. The provisions of this Agreement will be binding upon and will inure to the benefit of the Parties hereto and their heirs and successors in interest.

21. Section 409A. It is intended, and this Agreement will be so administered, that the payments and benefits provided under this Agreement will be exempt from section 409A of the Internal Revenue Code of 1986, as amended.

22. Survival. The provisions of Sections 4 through 26 of this Agreement will survive the termination of this Agreement and the Termination Date; with respect to Sections 4 and 5, such sections will survive only to the extent that they expressly contemplate obligations after the Termination Date.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement effective as of the date first written above.

EXECUTIVE:

Brian Dally

GROUNDFLOOR FINANCE INC.

By: ______________________

Name: Nick Bhargava

Title: Co-founder, Executive Vice President

EXHIBIT 6.2

EXECUTIVE EMPLOYMENT AGREEMENT WITH NIKHIL BHARGAVA DATED NOVEMBER 19, 2014

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement ("**Agreement**") is made and entered into this 19th day of November, 2014, by and between Groundfloor Finance Inc., a Georgia corporation (the "**Company**"), and Nikhil Bhargava ("**Executive**"). The Company and the Executive are hereinafter collectively referred to as the "Parties".

WHEREAS, Company is engaged in the business of facilitating the microlending of commercial real estate transactions for residential renovation and construction projects (the "Business");

WHEREAS, Executive acknowledges that he will be employed in a position of trust and confidence in which Executive will learn of, have access to and develop confidential and proprietary information, know-how and trade secrets, which the Company is entitled to protect from use in competition with its Business;

WHEREAS, the Company desires to receive from Executive a covenant not to compete, proprietary information and invention rights, and certain other covenants as a condition of Executive's employment;

WHEREAS, Executive desires to work for the Company under the terms and conditions of this Agreement; and

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained and for other good and valuable consideration, including the employment of Executive for the term stated herein and Executive's opportunity to receive equity and severance payments as described herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Employment. Subject to and upon the terms and conditions herein provided, Company hereby agrees to employ Executive and Executive hereby agrees to be employed by Company for the Term of Agreement, as defined in Section 3 hereof.

2. Position and Responsibilities. During the Term (as defined below) of this Agreement, Executive will be employed as Company's Secretary and Executive Vice President. In such capacity, Employee shall perform the duties appropriate to such office or position, and such other duties and responsibilities as are assigned to Executive by the Board from time to time. While so employed, Executive agrees to devote his full business time and attention to carrying out the duties and responsibilities under this Agreement and will use his best efforts, skills and abilities to further the interests of Company. While employed by Company, Executive may not work for his own behalf or for any other entity, in any capacity, without the prior express written consent of Company's Board of Directors, provided that, any and all management of Executive's ownership interest in Motaavi LLC shall not constitute a violation of this Agreement. Executive agrees to comply with all policies, standards and regulations of Company now existing or hereafter promulgated. The Company and the Executive agree that for

so long as the Executive serves as the Company's Executive Vice President, the Executive shall have the right to serve on the Company's Board of Directors.

Notwithstanding the foregoing, Executive may engage in charitable and community activities, so long as, in each case, any one or more of such activities does not interfere with the performance by Executive of his obligations under this Agreement nor constitute a conflict of interest with any of Executive's obligations to Company, as determined in the reasonable discretion of Company's Board of Directors.

3. Term of Agreement. This Agreement will commence on November 19, 2014 (the ("**Employment Date**") and will continue until December 31, 2017 (the "**Initial Term**") and thereafter will automatically renew on a year-to-year basis on the same terms and conditions set forth herein unless terminated as provided herein or unless amended or modified by mutual agreement of the Parties hereto. (As used throughout this Agreement, "**Term**" will include the Initial Term and any renewals thereof in accordance with this Agreement).

4. Compensation and Benefits.

4.1 Compensation. Commencing on the Employment Date and during the Initial Term of this Agreement, Company will pay Executive a salary at the per annum rate of (i) Fifty Thousand Dollars ($50,000) until the closing of an equity financing with proceeds to the Company of at least $1,500,000 (including the conversion of any outstanding convertible debt) (the "Equity Financing"), and (i) Seventy-Five Thousand Dollars ($75,000) upon the closing of an Equity Financing (the "**Base Salary**"), less required withholdings and other authorized deductions, payable in accordance with Company's regular payroll schedule and policies. The Board of Directors (or the Compensation Committee of Company's Board of Directors, if any) will review Executive's salary and bonus compensation on an annual basis commencing in July 2015 and each July thereafter.

4.2 Bonus. On or immediately after the three month anniversary of the closing of the Equity Financing, the Compensation Committee shall consider the establishment of an incentive bonus plan to be determined by reference to satisfaction (as determined by the Compensation Committee of the Board of Directors, if any, in its discretion) of the goals and objectives specified by the Board of Directors for this purpose from time to time, and Executive shall be eligible to participate in such bonus plan.

4.4 Benefits. During the Term of Agreement, Executive may be eligible to participate in certain benefit plans, which are in effect from time to time for all similarly situated employees of Company, in accordance with the normal business practices of Company and subject to the terms of the applicable plan documents.

4.5 Vacation. Executive will be entitled to up to twenty five (25) business days of paid time off ("PTO") in each full calendar year and accrued in accordance with Company policy.

4.6 Business Expenses. During the Term of Agreement, Executive will be entitled to receive prompt reimbursement for all reasonable business expenses incurred by Executive in performing services hereunder, including cellular phone service (and other similar electronic device(s)) and travel expenses while away from home on business, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by Company.

5. Termination.

5.1 General Provisions. This Agreement will terminate as provided in this Section 5 of this Agreement. Upon termination as provided in this Section, except as otherwise expressly provided herein, Company will thereafter have no further obligation or liability to Executive except for the compensation accrued but unpaid at the date of termination. At the conclusion of the Initial Term or any renewal Term, this Agreement will be considered voluntarily terminated by the parties if Executive or Company (through its Board of Directors) have given written notice to the other of intention not to renew this Agreement for the coming employment year, such notice to be delivered at least thirty (30) days prior to the last day of the Initial Term or renewal Term, as applicable.

5.2 Termination for Cause. Company may terminate the Term of Agreement and Executive's employment immediately and without notice for Cause. For purposes of this Agreement, "**Cause**" will mean: (i) the failure of Executive to perform or observe any of the terms of this Agreement, which failure continues for thirty (30) days after Executive has been notified in writing by Company of the nature of Executive's failure, however, in no event will Executive be entitled to receive more than one (1) opportunity to cure repeated conduct within any twelve (12) month period; (ii) conviction of, or plea of guilty or no contest to a felony or other crime of fraud or moral turpitude; (iii) demonstrated misappropriation of funds; (iv) demonstrated falsification of Company records or other fraud; (v) breach of fiduciary duty owed to Company; (vi) habitual insobriety; (vii) demonstrated willful misconduct; or (viii) gross negligence in the performance of duties and responsibilities. Upon termination for Cause, Executive will be entitled to receive (i) the Base Salary then in effect and the benefits set forth above through the effective date of such termination, (ii) to the extent such termination is effective after the last day of any calendar year, any bonus to which Executive is entitled pursuant to Section 4.2 above with respect to such preceding calendar year, (iii) payment for accrued unused PTO, and (iv) no other payments or compensation of any kind, except to the extent required by law. Company's exercise of its right to terminate Executive for Cause will be without prejudice to any other remedy to which Company may be entitled at law, in equity or under this Agreement.

5.3 Resignation. Executive may resign and terminate his employment at any time by giving no less than thirty (30) days prior written notice to Company. Upon Executive's resignation, Executive will be entitled to receive (i) the Base Salary then in effect and the benefits set forth above through the effective date of such termination, (ii) to the extent such termination is effective after the last day of any calendar year, any bonus to which Executive is entitled pursuant to Section 4.2 above with respect to such preceding calendar year, (iii) payment for accrued unused PTO, and (iv) no other payments or compensation of any kind.

5.4 Termination Due to Death or Disability. This Agreement will automatically terminate immediately upon the death of Executive. In addition, in the event Executive is unable to perform his duties hereunder by reason of any mental or physical disability or incapacity for a period of ninety (90) consecutive days, Company may terminate Executive's employment upon thirty (30) days prior written notice to Executive. Upon termination for death or disability, Executive (or Executive's estate, as the case may be) will be entitled to receive (i) the Base Salary then in effect and the benefits set forth above through the effective date of such termination, (ii) to the extent such termination is effective after the last day of any calendar year, any bonus to which Executive is entitled pursuant to Section 4.2 above with respect to such preceding calendar year, (iii) payment for accrued unused PTO, and (iv) no other payments or compensation of any kind, except to the extent required by law. Company will not be obligated to pay Base Salary, continue benefit accruals for or otherwise compensate Executive during any period of disability or incapacity except in accordance with Company's existing disability policies generally applicable to members of senior management.

5.5 Termination Without Cause; Resignation with Good Reason.

(a) Company will have the right, exercisable upon thirty (30) days prior written notice to Executive, to terminate Executive's employment under this Agreement without Cause for any reason other than as set forth above in Sections 5.2, 5.3, or 5.4, effective no earlier than ten (10) days from the date the Company provides its written notice of termination. Executive will have the right, exercisable upon thirty (30) days prior written notice to Company, to terminate his employment under this Agreement during the one-year period following the initial existence of one or more conditions that constitute "Good Reason" and that arise without his consent.

(b) For this purpose, "**Good Reason**" will mean any of the following conditions: (i) the material diminution or restriction of Executive's authority, duties or responsibilities in a manner inconsistent with Executive's position, duties, responsibilities and status with Company as of the date of this Agreement, (ii) a material diminution in Executive's Base Salary, (iii) any material breach of this Agreement by Company, or (iv) if Executive is required to relocate more than fifty (50) miles from his current domicile, in Atlanta, Georgia, in order to perform his duties hereunder. Such a condition will constitute "Good Reason" only if Executive provides notice to Company's Board of Directors of the existence of the condition no later than 90 days after the initial existence of the condition and if Company does not remedy the condition during the 30 day period following such notice.

(c) If Executive is terminated by Company pursuant to this Section 5.5 or Executive resigns for Good Reason as permitted by this Section 5.5, Executive shall, upon execution of a standard, general release, be entitled to receive:

(i) the Base Salary then in effect (paid in accordance with Company's regular payroll schedule) and the benefits set forth above through the effective date of such termination;

(ii) payment for accrued unused PTO in a lump sum on or before the next regular payroll date;

(iii) the benefits described in section 4.4 above, to the extent Company is able to provide and Executive is eligible to receive such benefits on a tax-exempt basis, through the date which is twelve (12) months following the date of Executive's employment termination;

(iv) to the extent such termination is effective after the last day of the Initial Term but prior to the date on which the bonus described in Section 4.2 above has been paid, an amount equal to any bonus to which Executive would have been entitled pursuant to Section 4.2 above with respect to such preceding period but for the fact that he was not employed on the intended payment date of such bonus, in a lump sum on or before the end of the next calendar quarter;

(v) the monthly Base Salary in effect for Executive immediately prior to the date of his employment termination multiplied by twelve (12), such amount to be paid in equal monthly installments in accordance with Company's regular payroll schedule; and

(vi) no other payments or compensation of any kind, except to the extent required by law.

6. Non-Competition, Non-Solicitation and Proprietary Information and Inventions. Executive agrees to execute an agreement with the Company substantially similar to the form of its standard Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement, a copy of which Executive acknowledges has been provided by Company to Executive.

7. Indemnification. Executive agrees to indemnify and hold harmless Company, its Directors, officers and employees against any liabilities and expenses, including reasonable attorney's fees and costs and reasonable amounts paid in settlement, incurred by any of them in connection use of any of Executive's skills or knowledge by Company if a violation of contract or law.

8. Full Enforcement. If any part of any covenant or provision contained in this Agreement is determined by a court of competent jurisdiction, or by any arbitration panel to which a dispute is submitted, to be invalid, illegal or incapable of being enforced, then the court or arbitration panel so deciding will interpret such provisions in a manner so as to enforce them to the fullest extent permitted by law in order to give maximum effect to the expressed intent of the Parties hereto. If the final judgment of a court of competent jurisdiction declares that any

term or provision of Section 6 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability will have the power to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

9. Severability. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any provision (or part thereof) of this Agreement will in no way affect the validity or enforceability of any other provisions (or remaining part thereof).

10. Entire Agreement. This Agreement supersedes all prior agreements and understandings, oral or written, between Company and Executive with respect to the subject matter hereof.

11. Amendments. No change, modification, termination or attempted waiver of any of the provisions of this Agreement will be binding upon any party hereto unless reduced to writing and signed by the party against whom enforcement is sought.

12. Waiver. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof will not be deemed a waiver of such terms, covenants or conditions, nor will any waiver or relinquishment or any right or power granted hereunder at any particular time be deemed a waiver or relinquishment of such rights or powers at any time or times.

13. Counterparts. Any number of counterparts of this Agreement may be signed and delivered, each of which will be considered an original and all of which, together, will constitute one and the same instrument.

14. Governing Law. Except as preempted by federal law, this Agreement will be governed by and construed in accordance with the laws of the State of Georgia, without reference to its conflict of law provisions.

15. Venue. Company and Executive shall bring any litigation under this Agreement in the State of Georgia, notwithstanding that Executive is not at that time a resident of the State of Georgia and cannot be served process within that state. Executive hereby irrevocably consents to the jurisdiction of the courts of Georgia (whether federal or state courts) over his person.

16. Binding Effect. The provisions of this Agreement will be binding upon and will inure to the benefit of the Parties hereto and their heirs, assigns and successors in interest.

17. Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by electronic transmission in .pdf format or similar format, by nationally recognized private courier, or by United States mail. Notices

delivered by mail shall be deemed given three business days after being deposited in the United States mail, postage prepaid, certified mail, return receipt requested. Notices delivered by hand shall be deemed delivered when actually delivered. Notices given by nationally recognized private courier shall be deemed delivered on the date delivery is promised by the courier. Notices given by facsimile or by electronic transmission with a confirmation of transmission by the transmitting equipment shall be deemed given on the first business day following transmission; provided, however, that a notice delivered by facsimile or electronic transmission that has not been confirmed or acknowledged (including any response to such transmission) by recipient shall only be effective if such notice is also delivered by hand, deposited in the United States mail, postage prepaid, registered or certified mail, or by nationally recognized private courier on or before two business days after its delivery by facsimile or electronic transmission. All notices shall be addressed as follows: in case of Executive, to Executive's address as shown on Company's records, and in the case of Company, to Company's principal office in the State of Georgia.

18. Headings, Review by Counsel, Interpretation. The headings contained in this Agreement are for reference purposes only shall not be used as aids in interpretation of any provision of this Agreement. The Parties have had the opportunity to and have been encouraged to engage counsel to review this Agreement on their behalf. The provisions of this Agreement are severable and if any part of it is found to be unenforceable the other provisions shall remain fully and validly enforceable. In the event of a dispute hereunder, the language of all valid parts of this Agreement shall be interpreted in accordance with their fair meaning and shall not be interpreted either for or against either of the Parties hereto on the grounds that such party drafted or caused to be drafted this Agreement or any part hereto.

19. Gender. The use of the masculine gender is for convenience only and will be deemed to refer to the applicable gender.

20. Successors and Assigns. Executive will not have the right to assign this Agreement, or any rights or obligations hereunder, without prior written consent of the Board. Company may assign this Agreement and/or the right to enforce this Agreement at any time to any person or entity. The provisions of this Agreement will be binding upon and will inure to the benefit of the Parties hereto and their heirs and successors in interest.

21. Section 409A. It is intended, and this Agreement will be so administered, that the payments and benefits provided under this Agreement will be exempt from section 409A of the Internal Revenue Code of 1986, as amended.

22. Survival. The provisions of Sections 4 through 26 of this Agreement will survive the termination of this Agreement and the Termination Date; with respect to Sections 4 and 5, such sections will survive only to the extent that they expressly contemplate obligations after the Termination Date.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement effective as of the date first written above.

EXECUTIVE:

Nikhil Bhargava

GROUNDFLOOR FINANCE INC.

By: ______________________
Name: BRIAN DALLY
Title: President & CEO

EXHIBIT 6.3

OFFER LETTER FOR BENJAMIN ARMSTRONG DATED SEPTEMBER 12, 2013


GROUNDFLOOR
FINANCE RAISED TO THE POWER OF US

September 12, 2013

Benjamin Armstrong
916A Alabama Ave
Durham, NC 27705

Dear Ben:

GROUNDFLOOR Inc. (the "**Company**") is pleased to offer you the position of Vice President, Customer Operations, at a monthly salary of $5,000 (equal to an annual salary of $60,000). Your net compensation will be less all applicable deductions, withholding taxes, and other amounts required by federal and state laws.

Upon employment and subject to approval of the Board of Directors of the Company, you will receive 25,000 shares of the Company's Common Stock. In addition, you have agreed to forego earning salary temporarily in exchange for equity in the Company at the rate of 1.5 shares for each dollar of salary that would have been earned if not forgone. No salary payable shall accrue at any time until the earlier of your election to take salary or February 1, 2014. The Company does not hereby represent or warrant that it can now or ever will be able to furnish you a salary instead of shares. You will receive your shares earned in lieu of salary upon your election to earn salary, following approval of the Board of Directors of the Company. The terms and conditions, including vesting, for your initial grant of shares and grant of shares in lieu of salary will be set forth in respective Stock Repurchase Agreements between you and the Company.

Your starting date with the Company will be September 16, 2013, subject to your agreement to the terms and conditions contained in this letter agreement and your execution of the Company's standard Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement, a copy of which is enclosed with this letter agreement (the "**Proprietary Information Agreement**").

The Company does not currently maintain any employee benefit plans. At such time as employee benefit plans are adopted, provided that you meet the eligibility requirements, you will be eligible to participate in the Company's medical, dental, life insurance and disability benefit programs in accordance with the terms of such plans. The Company reserves the right to modify, amend or suspend such plans at any time or from time to time.

You will be subject to the Company's personnel policies with respect to vacation time, sick time and other personnel issues.

The Company will reimburse you for all reasonable and necessary travel expenses and other disbursements actually incurred by you, for or on behalf of the Company, in the performance of your duties during your employment. As with other employees, you will be required to comply with the Company's policies for reimbursement or advancement of expenses that are then in effect. As you are aware, your employment by the Company is full-time employment and you will be required to devote, during regular business hours, all your working time to the business of the Company and not to engage in any other business or private services to any other business either as an employee, officer, director, agent, contractor or consultant, except with the express written consent of the Company. You will hold in a fiduciary capacity for the benefit of the Company all information with respect to the Company's finances, sales, profits, and other proprietary and confidential information acquired by you during your employment. In furtherance of this condition of your employment, we would kindly request that you sign the enclosed Proprietary Information Agreement.

By your signature below, you represent and warrant to the Company that you: (i) are not subject to any employment, non-competition or other similar agreement that would prevent or interfere with the Company's employment of you on the terms set forth herein; and (ii) have not brought and will not bring with you to the Company, any materials or documents of a former employer which are not generally available to the public or which did not belong to you prior to your employment with the Company, unless you have obtained written authorization from the former employer or other owner for their possession and use and provided the Company with a copy thereof.

This letter agreement is not intended to, nor does it, create any employment contract for any specified term or duration between you and the Company. Your employment with the Company is terminable by you or the Company at any time with or without cause or notice. The Company requests you to provide two (2) weeks notice prior to terminating your employment with the Company. By accepting employment with the Company, you acknowledge that no contrary representation has been made to you.

Upon the termination of your employment with the Company and prior to your departure from the Company, you agree to submit to an exit interview for the purposes of reviewing this letter agreement, the enclosed Proprietary Information Agreement and the trade secrets of the Company, and surrendering to the Company all proprietary or confidential information and articles belonging to the Company.

This letter agreement, the Proprietary Information Agreement and all ancillary agreements (collectively, the "**Agreements**") shall be governed by the laws of the State of North Carolina. The Agreements constitute the entire agreement between the Company and you, and supersede any and all previous oral or written representation, communication, understanding or agreement between us. All changes or amendments to the Agreements must be made in writing and signed by the parties.

If the foregoing accurately sets forth our agreement, we would appreciate your returning to us the duplicate of this letter agreement and the Proprietary Information Agreement, duly signed and dated in the spaces provided, whereupon this letter agreement and the Proprietary Information Agreement will become binding upon you and the Company. This offer is valid through September 15, 2013.

Finally, it is with great pleasure that I welcome you to the Company, and wish you every success in your position. The Company is delighted with the prospect of your joining our team.

GROUNDFLOOR Inc.

By: ______________________
Brian Dally
President and Chief Executive Officer

Consented To and Agreed:

______________________ 9/25/13
Benjamin Armstrong Date

Enclosure

EXHIBIT 6.4

OFFER LETTER FOR JESSE DYER DATED SEPTEMBER 12, 2014

GROUNDFLOOR

September 12, 2014

Jesse Dyer
By Email

Dear Jesse:

GROUNDFLOOR Inc. (the "**Company**") is pleased to offer you the position of Director Business Development, at a monthly salary of $5,000.00 (equal to an annual salary of $60,000). Your net compensation will be less all applicable deductions, withholding taxes, and other amounts required by federal and state laws.

Upon employment and subject to approval of the Board of Directors of the Company, you will be granted 12,000 non-qualified stock options to purchase the Company's Common Stock. The terms and conditions, including vesting, for your grant of stock options will be set forth in an Non-Qualified Stock Option Agreement between you and the Company.

Your starting date with the Company will be September 15, 2014, subject to your agreement to the terms and conditions contained in this letter agreement and your execution of the Company's standard Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement, a copy of which is enclosed with this letter agreement (the "**Proprietary Information Agreement**").

The Company maintains employee benefit plans. You will be eligible to participate in the Company's medical, dental, life insurance and disability benefit programs in accordance with the terms of such plans. The Company reserves the right to modify, amend or suspend such plans at any time or from time to time.

You will be subject to the Company's personnel policies with respect to vacation time, sick time and other personnel issues. You agree to inform us of your participation as an advisor, consultant or board member on behalf of any other entity, and except as explicitly authorized in writing, not to take on any such obligation for a period of at least one year from your starting date. The Company agrees to review and consider an increase of your salary within six months of your starting date, such increase to be subject to performance evaluation, comparable salary market data, and the financial status of the Company at the time of the review.

The Company will reimburse you for all reasonable and necessary travel expenses and other disbursements actually incurred by you, for or on behalf of the Company, in the performance of your duties during your employment. As with other employees, you will be required to comply with the Company's policies for reimbursement or advancement of expenses that are then in effect. As you are aware, your employment by the Company is full-time employment and you will be required to devote, during regular business hours, all your working time to the business of the Company and not to engage in any other business or private services to any other business either as an employee, officer, director, agent, contractor or consultant, except with the express written consent of the

Company. You will hold in a fiduciary capacity for the benefit of the Company all information with respect to the Company's finances, sales, profits, and other proprietary and confidential information acquired by you during your employment. In furtherance of this condition of your employment, we would kindly request that you sign the enclosed Proprietary Information Agreement.

By your signature below, you represent and warrant to the Company that you: (i) are not subject to any employment, non-competition or other similar agreement that would prevent or interfere with the Company's employment of you on the terms set forth herein; and (ii) have not brought and will not bring with you to the Company, any materials or documents of a former employer which are not generally available to the public or which did not belong to you prior to your employment with the Company, unless you have obtained written authorization from the former employer or other owner for their possession and use and provided the Company with a copy thereof.

This letter agreement is not intended to, nor does it, create any employment contract for any specified term or duration between you and the Company. Your employment with the Company is terminable by you or the Company at any time with or without cause or notice. The Company requests you to provide two (2) weeks notice prior to terminating your employment with the Company. By accepting employment with the Company, you acknowledge that no contrary representation has been made to you.

Upon the termination of your employment with the Company and prior to your departure from the Company, you agree to submit to an exit interview for the purposes of reviewing this letter agreement, the enclosed Proprietary Information Agreement and the trade secrets of the Company, and surrendering to the Company all proprietary or confidential information and articles belonging to the Company.

This letter agreement, the Proprietary Information Agreement and all ancillary agreements (collectively, the "**Agreements**") shall be governed by the laws of the State of Georgia. The Agreements constitute the entire agreement between the Company and you, and supersede any and all previous oral or written representation, communication, understanding or agreement between us. All changes or amendments to the Agreements must be made in writing and signed by the parties.

If the foregoing accurately sets forth our agreement, we would appreciate your returning to us the duplicate of this letter agreement and the Proprietary Information Agreement, duly signed and dated in the spaces provided, whereupon this letter agreement and the Proprietary Information Agreement will become binding upon you and the Company. This offer is valid through September 14, 2014.

Finally, it is with great pleasure that I welcome you to the Company, and wish you every success in your position. The Company is delighted with the prospect of your joining our team.

GROUNDFLOOR Inc.

By: ______________________
Ben Armstrong
Vice President Customer Operations

Consented To and Agreed:

______________________ 9/12/14
Jesse Dyer Date

Enclosure

EXHIBIT 6.5

OFFER LETTER FOR CHRIS SCHMITT DATED FEBRUARY 24, 2014


GROUNDFLOOR
FINANCE RAISED TO THE POWER OF US

February 24, 2014

Chris Schmitt
1328 Turner Woods Drive
Raleigh NC 27603

Dear Chris:

GROUNDFLOOR Inc. (the "**Company**") is pleased to offer you the position of Vice President, Software, at a monthly salary of $7,083.33 (equal to an annual salary of $85,000). Your net compensation will be less all applicable deductions, withholding taxes, and other amounts required by federal and state laws.

Upon employment and subject to approval of the Board of Directors of the Company, you will be granted 45,000 incentive stock options to purchase the Company's Common Stock. The terms and conditions, including vesting, for your grant of incentive stock options will be set forth in an Incentive Stock Option Agreement between you and the Company.

Your starting date with the Company will be February 1, 2014, subject to your agreement to the terms and conditions contained in this letter agreement and your execution of the Company's standard Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement, a copy of which is enclosed with this letter agreement (the "**Proprietary Information Agreement**").

The Company does not currently maintain any employee benefit plans. At such time as employee benefit plans are adopted, provided that you meet the eligibility requirements, you will be eligible to participate in the Company's medical, dental, life insurance and disability benefit programs in accordance with the terms of such plans. The Company reserves the right to modify, amend or suspend such plans at any time or from time to time.

You will be subject to the Company's personnel policies with respect to vacation time, sick time and other personnel issues.

The Company will reimburse you for all reasonable and necessary travel expenses and other disbursements actually incurred by you, for or on behalf of the Company, in the performance of your duties during your employment. As with other employees, you will be required to comply with the Company's policies for reimbursement or advancement of expenses that are then in effect. As you are aware, your employment by the Company is full-time employment and you will be required to devote, during regular business hours, all your working time to the business of the Company and not to engage in any other business or private services to any other business either as an employee, officer, director, agent, contractor or consultant, except with the express written consent of the Company. You will hold in a fiduciary capacity for the benefit of the Company all information with respect to the Company's finances, sales, profits, and other proprietary and confidential information acquired by you during your employment. In furtherance of this condition of your employment, we would kindly request that you sign the enclosed Proprietary Information Agreement.

By your signature below, you represent and warrant to the Company that you: (i) are not subject to any employment, non-competition or other similar agreement that would prevent or interfere with the Company's employment of you on the terms set forth herein; and (ii) have not brought and will not bring with you to the Company, any materials or documents of a former employer which are not generally available to the public or which did not belong to you prior to your employment with the Company, unless you have obtained written authorization from the former employer or other owner for their possession and use and provided the Company with a copy thereof.

This letter agreement is not intended to, nor does it, create any employment contract for any specified term or duration between you and the Company. Your employment with the Company is terminable by you or the Company at any time with or without cause or notice. The Company requests you to provide two (2) weeks notice prior to terminating your employment with the Company. By accepting employment with the Company, you acknowledge that no contrary representation has been made to you.

Upon the termination of your employment with the Company and prior to your departure from the Company, you agree to submit to an exit interview for the purposes of reviewing this letter agreement, the enclosed Proprietary Information Agreement and the trade secrets of the Company, and surrendering to the Company all proprietary or confidential information and articles belonging to the Company.

This letter agreement, the Proprietary Information Agreement and all ancillary agreements (collectively, the "**Agreements**") shall be governed by the laws of the State of North Carolina. The Agreements constitute the entire agreement between the Company and you, and supersede any and all previous oral or written representation, communication, understanding or agreement between us. All changes or amendments to the Agreements must be made in writing and signed by the parties.

If the foregoing accurately sets forth our agreement, we would appreciate your returning to us the duplicate of this letter agreement and the Proprietary Information Agreement, duly signed and dated in the spaces provided, whereupon this letter agreement and the Proprietary Information Agreement will become binding upon you and the Company. This offer is valid through February 28, 2014.

Finally, it is with great pleasure that I welcome you to the Company, and wish you every success in your position. The Company is delighted with the prospect of your joining our team.

GROUNDFLOOR Inc.

By: ______________________
Brian Dally
President and Chief Executive Officer

Consented To and Agreed:

____
Chris Schmitt

2/25/2014
Date

Enclosure

3460093_1.Doc

EXHIBIT 6.6

2013 STOCK OPTION PLAN

GROUNDFLOOR INC.
2013 STOCK OPTION PLAN

1. Purpose. The GROUNDFLOOR Inc. 2013 Stock Option Plan (the "**Plan**") is established to create an additional incentive to promote the financial success and progress of GROUNDFLOOR Inc. and any successor corporations or any present or future parent and/or subsidiary corporations of such corporation (collectively, the "**Company**"). For purposes of the Plan, a parent corporation and a subsidiary corporation shall be as defined in Sections 424(e) and 424(f) of the Internal Revenue Code of 1986, as amended (the "**Code**").

2. Administration. The Plan shall be administered by the Board of Directors of the Company (the "**Board**") and/or by a duly appointed committee of the Board having such powers as shall be specified by the Board. Any subsequent references herein or in any option agreement under the Plan to the Board shall also mean the committee if such committee has been appointed and, unless the powers of the committee have been specifically limited, the committee shall have all of the powers of the Board granted herein, other than power to terminate or amend the Plan as provided in Paragraph 11 hereof, subject to the terms of the Plan and any applicable limitations imposed by law. All questions of interpretation of the Plan or of any award granted under the Plan shall be determined by the Board, and such determinations shall be final and binding upon all persons having an interest in the Plan and/or any Option (as defined below). To the extent permitted by applicable law, the Board may delegate to one or more executive officers of the Company the power to grant Options to employees and to exercise such other powers under the Plan as the Board may determine; provided that the Board shall fix the terms of the Options to be granted by such executive officers (including the exercise price of such Options, which may include a formula by which the exercise price will be determined) and the maximum number of shares subject to Options that the executive officers may grant; provided further, however, that no executive officer shall be authorized to grant awards to any "executive officer" of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")).

3. Eligibility. The Board may grant options (each an "**Option**") to purchase shares of the authorized but unissued common stock of the Company (the "**Stock**"), which Options may be either incentive stock options as defined in Section 422 of the Code (an "**Incentive Stock Option**") or nonqualified stock options. The Board, in its sole discretion, shall determine to whom Options are granted (each an "**Optionee**"). An Option that the Board intends to be an Incentive Stock Option shall only be granted to an employee of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to an Optionee if an Option (or any part thereof) which is intended to be an Incentive Stock Option does not qualify as an Incentive Stock Option.

4. Shares Subject to Option. Subject to adjustment as provided in Paragraph 9 below, the maximum number of shares of Stock which may be issued pursuant to Options granted

under the Plan shall be One Hundred Twenty-Five Thousand (125,000) shares. If any outstanding Option for any reason expires or is terminated or cancelled, the shares of Stock allocable to the unexercised portion of such Option may again be subject to an Option. It is intended that the Plan shall constitute a written compensatory benefit plan within the meaning of Rule 701 promulgated under the Securities Act of 1933, as amended ("**Rule 701**"), to the extent applicable, and that the Plan shall otherwise be administered in compliance with the requirements of Rule 701. To ensure such compliance, the Company shall maintain a record of shares subject to outstanding Options under the Plan and the exercise price of the Options, plus a record of all shares of Stock issued upon the exercise of the Options and the exercise price of the Options.

5. Time for Granting Options. All Options shall be granted, if at all, within ten (10) years from the earlier of (i) the date the Plan is adopted by the Board or (ii) the date the Plan is duly approved by the stockholders of the Company.

6. Terms, Conditions and Form of Options. Subject to the provisions of the Plan, the Board shall determine for each Option the number of shares of Stock into which the Option is exercisable, whether the Option is to be treated as an Incentive Stock Option or as a nonqualified stock option and all other terms and conditions of the Option. Each Option granted pursuant to the Plan shall comply with and be subject to the following terms and conditions:

   (a) Exercise Price. The exercise price for each Option shall be established in the sole discretion of the Board; provided, however, that (i) unless otherwise specified by the Board, the exercise price per share for each Option shall be not less than the fair market value of a share of Stock on the date of grant and (ii) the exercise price per share of an Incentive Stock Option granted to an Optionee who on the date of the grant owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company within the meaning of Section 422(b)(6) of the Code (a "**Ten Percent Owner Optionee**") shall be not less than one hundred ten percent (110%) of the fair market value of a share of Stock on the date of grant. For purposes of this Plan, "fair market value" means the value assigned to the Stock by the Board for any date of grant, as determined pursuant to a reasonable method established by the Board that is consistent with the requirements of Sections 422 and 424 of the Code and the regulations thereunder (which method may be changed from time to time). Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a nonqualified stock option) may be granted by the Board in its discretion with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in accordance with the provisions of Section 424(a) of the Code for Incentive Stock Options and Section 409A of the Code for nonqualified stock options. The foregoing shall not require that any such assumption or modification will result in the Option having the same characteristics, attributes or tax treatment as the Option for which it is substituted.

(b) Exercise Period of Options. The Board shall have the power to set the times on or within which an Option shall be exercisable or the events upon which an Option shall be exercisable and the term of an Option; provided, however, that (i) no Incentive Stock Option shall be exercisable after the expiration of ten (10) years after the date of grant, (ii) no Incentive Stock Option granted to a Ten Percent Owner Optionee shall be exercisable after the expiration of five (5) years after the date of grant, (iii) no Option shall be exercisable after the date the Optionee's employment with the Company is terminated for cause (as determined in the sole discretion of the Board, unless cause is defined in an employment agreement between the Optionee and the Company in which case such definition shall be used), and (iv) each Incentive Stock Option shall terminate and cease to be exercisable no later than three (3) months after the date on which the Optionee terminates employment with the Company, unless the Optionee's employment with the Company was terminated as a result of the Optionee's death or disability (within the meaning of Section 22(e)(3) of the Code), in which event the Incentive Stock Option shall terminate and cease to be exercisable no later than twelve (12) months from the date on which the Optionee's employment terminated. For this purpose, an Optionee's employment shall be deemed to have terminated as a result of death if the Optionee dies within three (3) months following the Optionee's termination of employment. Notwithstanding anything to the contrary in this Plan, in the event that an Optionee has entered into a confidentiality, nondisclosure, invention and/or non-competition agreement with the Company and the Optionee is determined, in the reasonable judgment of the Board, to have materially breached such agreement, the Optionee shall forfeit any shares acquired pursuant to the Option and 100% of the Option granted pursuant to such Optionee's option agreement with the Company, whether or not exercisable.

(c) Payment of Exercise Price. Payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made in cash, by check, cash equivalent or in any other manner as may be permitted by the Board in its sole discretion.

(d) $100,000 Limitation. The aggregate fair market value, determined as of the date of grant of the shares of the Stock, with respect to which an Incentive Stock Option (determined without regard to this subparagraph) is first exercisable during any calendar year (under this Plan or under any other plan of the Company) by any Optionee shall not exceed $100,000. If such limitation would be exceeded with respect to an Optionee for a calendar year, the Incentive Stock Option shall be deemed a nonqualified stock option to the extent of such excess.

7. Forms of Stock Option Agreements. All Options shall be evidenced by a written agreement substantially in the form of the incentive stock option agreement attached hereto as **Exhibit A** or the nonqualified stock option agreement attached hereto as **Exhibit B**, as applicable, both of which are incorporated herein by reference (the "**Form Option Agreements**") or such other form or forms as may be approved by the Board consistent with the terms of this Plan. The Board shall have the authority from time to

time to vary the terms of the Form Option Agreements either in connection with the grant of an Option or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of such revised or amended standard form or forms of stock option agreement shall be in accordance with the terms of the Plan.

8. Transfer of Control Upon a merger, consolidation, corporate reorganization, or any transaction in which all or substantially all of the assets or stock of the Company are sold, leased, transferred or otherwise disposed of (other than a mere reincorporation transaction or one in which the holders of voting capital stock of the Company immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the surviving corporation based upon their voting capital stock in the Company prior to such merger or consolidation) (a "**Transfer of Control**"), then, except as otherwise provided in a particular stock option agreement granted pursuant to the Plan, any unexercisable portion of an outstanding Option that would otherwise become exercisable within twelve (12) months following the effective time of the Transfer of Control shall become immediately exercisable as of a date prior to the Transfer of Control, which date shall be determined by the Board. Upon the occurrence of a Transfer of Control, each outstanding Option, to the extent not exercised prior to or concurrently with the Transfer of Control, shall terminate as of the effective time of the Transfer of Control, unless such Option is assumed by the successor corporation (or parent thereof) or replaced with a comparable option to purchase shares of the capital stock of the successor corporation (or parent thereof). Unless the Board expressly provides otherwise, the exercise of any Option that was permissible solely by reason of this paragraph shall be conditioned upon the consummation of the Transfer of Control.

9. Effect of Change in Stock Subject to Plan. The Board shall make appropriate adjustments in the number and class of shares of the Stock subject to the Plan and to any outstanding Options and in the option price of any outstanding Options in the event of a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of the Company.

10. Options Non-Transferable. Except as otherwise provided in a stock option agreement, no Option shall be assignable or transferable by the Optionee, except by will or by the laws of descent and distribution. During the lifetime of an Optionee, an Option shall be exercisable only by such Optionee.

11. Termination or Amendment. The Board may amend, suspend or terminate the Plan or any portion thereof at any time. The Board may amend, modify or terminate any outstanding Option; provided, however, that no amendment authorized hereby may materially adversely affect the rights of any Optionee under any then outstanding Option, as determined in the discretion of the Board, without the consent of the Optionee, unless such amendment is required to enable an Option designated as an Incentive Stock Option to qualify as an Incentive Stock Option. The Board shall be entitled to create, amend or delete appendices to this Plan as specified herein.

12. Withholding. Each Optionee shall pay to the Company, or make provision satisfactory to the Board for payment of, any taxes required by law to be withheld in connection with Options granted to such Optionee no later than the date of the event creating the tax liability. Except as the Board may otherwise provide in an award, when the Stock is registered under the Exchange Act, Optionees may satisfy such tax obligations in whole or in part by delivery of shares of Stock, including shares acquired pursuant to the exercise of the Option creating the tax obligation, valued at their fair market value as determined by, or in a manner approved by, the Board in good faith; provided, however, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to an Optionee.

13. Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Option have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Optionee has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

14. Right of First Refusal.

(a) Right of First Refusal. If any Optionee proposes to sell, pledge or otherwise transfer any shares of Stock acquired upon exercise of an Option (the "**Exercise Shares**"), the Company shall have the right to repurchase the Exercise Shares under the terms and subject to the conditions set forth in this Paragraph 14 (the "**Right of First Refusal**").

(b) Notice of Proposed Transfer. Prior to any proposed transfer of the Exercise Shares, the Optionee shall give a written notice (the "**Transfer Notice**") to the Company describing fully the proposed transfer, including the number of Exercise Shares, the name and address of the proposed transferee (the "**Proposed Transferee**"), the proposed transfer price and all other material terms and conditions of the proposed transfer.

(c) Exercise of the Right of First Refusal. The Company shall have the right to purchase all, but not less than all, of the Exercise Shares at the purchase price and on the terms set forth in the Transfer Notice by delivery to the Optionee of a notice of exercise of the Right of First Refusal within thirty (30) days after the date the Transfer Notice is delivered to the Company. The Company's exercise or failure to exercise the Right of First Refusal with respect to any proposed transfer described in a Transfer Notice shall not affect the Company's ability to exercise the Right of First Refusal with respect to any proposed transfer described in any other Transfer Notice, whether or not such other Transfer Notice is issued by the Optionee or issued by any other person with respect to a proposed transfer to the same Proposed Transferee. If the Company exercises the Right of First Refusal, the Company and the Optionee shall thereupon consummate the sale of the Exercise Shares to the Company on the terms set forth in the Transfer Notice; provided however, that if the Transfer Notice provides for the payment for the Exercise Shares other than in cash, the Company shall have the option of paying for the Exercise Shares by the discounted cash equivalent of the consideration described in the Transfer Notice as reasonably determined by the Board. For purposes of the foregoing, cancellation of any indebtedness of the Optionee to the Company shall be treated as payment to the Optionee in cash to the extent of the unpaid principal and any accrued interest cancelled.

(d) Failure to Exercise the Right of First Refusal. If the Company fails to exercise the Right of First Refusal within the period specified in Paragraph 14(c) above, the Optionee may conclude a transfer to the Proposed Transferee of the Exercise Shares on the terms and conditions described in the Transfer Notice, provided such transfer occurs not later than one hundred twenty (120) days following delivery to the Company of the Transfer Notice. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed transfer by the Optionee, also shall be subject to the Right of First Refusal and shall require compliance by the Optionee with the procedure described in this Paragraph 14.

(e) Transferees of the Transfer Shares. All transferees of the Exercise Shares or any interest therein, other than the Company, shall be required as a condition of such transfer to agree in writing (in a form satisfactory to the Company) that such transferee shall receive and hold such Exercise Shares or interests subject to the provisions of this Paragraph 14 providing for the Right of First Refusal with respect to any subsequent transfer.

(f) Transfers Not Subject to the Right of First Refusal. The Right of First Refusal shall not apply to any transfer or exchange of the Exercise Shares if: (i) such transfer is in connection with a Transfer of Control; (ii) such transfer is to one or more members of the Optionee's immediate family, including, as applicable, an Optionee's spouse or registered domestic partner (or a trust for the benefit of one or members of the Optionee's immediate family), provided all such transferees agree in writing to the restrictions of Paragraph 14(e); or (iii) such transfer has been approved by the Board, which approval may be granted or withheld in its sole discretion.

(g) Assignment of the Right of First Refusal. The Company shall have the right to assign the Right of First Refusal at any time.

(h) Stock Dividends Subject to First Refusal Right. If, from time to time, there is any stock dividend, stock split, recapitalization, reclassification or other change in the character or amount of any of the outstanding stock of the Company, the stock of which is subject to the provisions of an option agreement issued pursuant to the Plan, then, in such event, any and all new substituted or additional securities to which the Optionee is entitled by reason of the Optionee's ownership of the Exercise Shares shall be immediately subject to the Right of First Refusal with the same force and effect as the shares subject to the Right of First Refusal immediately before such event.

(i) Early Termination of the Right of First Refusal. The other provisions of this Paragraph 14 notwithstanding, the Right of First Refusal shall terminate, and be of no further force and effect, upon the earlier of (i) the occurrence of a Transfer of Control, unless the surviving, continuing, successor, or purchasing corporation, as the case may be, assumes the Company's rights and obligations under the Plan or (ii) the existence of a public market for the class of shares subject to the Right of First Refusal. A "public market" shall be deemed to exist if (x) such stock is listed on a national securities exchange (as that term is used in the Exchange Act) or (y) such stock is traded on the over-the-counter market and prices therefor are published daily on business days in a recognized financial journal.

(j) Escrow. To ensure shares of Stock subject to Right of First Refusal will be available for repurchase, the Company may require an Optionee to deposit certificates evidencing the Exercise Shares in escrow with the Company or an agent of the Company.

15. Legends. The Company may at any time place legends referencing any applicable federal or state securities law restriction on all certificates representing shares of stock subject to the provisions of the Plan. Optionees shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to Options granted under the Plan in the possession of such Optionees in order to effectuate the provisions of this Paragraph. Unless otherwise specified by the Company, legends placed on such certificates may include, as applicable, the following:

(a) **THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH STATE SECURITIES LAWS COVERING SUCH SHARES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 OR RULE 701 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SHARES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER**

ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM SUCH REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS.

(b) **THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE COMPANY OR ITS ASSIGNEE SET FORTH IN THE COMPANY'S STOCK OPTION PLAN A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THIS COMPANY.**

(c) **THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED BY THE COMPANY TO THE REGISTERED HOLDER UPON EXERCISE OF AN INCENTIVE STOCK OPTION AS DEFINED IN SECTION 422 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE TRANSFER AGENT FOR THE SHARES EVIDENCED HEREBY SHALL NOTIFY THE COMPANY IMMEDIATELY OF ANY TRANSFER OF THE SHARES BY THE REGISTERED HOLDER HEREOF MADE ON OR BEFORE THE REGISTERED HOLDER SHALL HAVE HELD ALL SHARES PURCHASED UNDER THE OPTION IN THE REGISTERED HOLDER'S NAME (AND NOT IN THE NAME OF ANY NOMINEE) FOR A PERIOD OF ONE YEAR FROM THE DATE OF EXERCISE OF THE OPTION OR TWO YEARS FROM THE DATE OF GRANT OF THE OPTION.**

16. Initial Public Offering. In the event of an initial public offering of capital stock made by the Company under the Securities Act of 1933, as amended, Optionee shall not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of capital stock of the Company or any rights to acquire capital stock of the Company for such period of time as may be established by the underwriter for such initial public offering; provided, however, that such period of time shall not exceed one hundred eighty (180) days from the effective date of the registration statement to be filed in connection with such initial public offering (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711).

17. Miscellaneous

(a) Nothing in this Plan or any Option granted hereunder shall confer upon any Optionee any right to continue in the employ of the Company, or to serve as a director, consultant or advisor thereof, or interfere in any way with the right of the Company to terminate such Optionee's employment or engagement at any time. Unless specifically provided otherwise, no grant of an Option shall be deemed salary or compensation for the purpose of computing benefits under any employee benefit plan or other arrangement of the Company for the benefit of its employees unless the Company shall determine otherwise. No Optionee shall have any claim to an Option until it is actually granted under the Plan. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall, except as otherwise provided by the Board, be no greater than the right of an unsecured general creditor of the Company.

(b) The Plan and the grant of Options hereunder shall be subject to all applicable federal and state laws, rules, and regulations and to such approvals by any United States government or regulatory agency as may be required.

(c) The terms of the Plan shall be binding upon the Company, and its successors and assigns.

(d) This Plan and all Options granted hereunder shall be governed by the laws of the State of North Carolina, without regard to the conflicts of laws provisions of North Carolina.

(e) If any provision of this Plan or an option agreement granted pursuant to the Plan is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any option agreement under any law deemed applicable by the Board, such provision shall, subject to the withholding provisions set forth herein, be construed or deemed amended to conform to such applicable laws or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or such option agreement, it shall be stricken and the remainder of the Plan or the option agreement shall remain in full force and effect.

(f) The Board may incorporate additional or alternative provisions for this Plan with respect to residents of one or more individual states to the extent necessary or desirable under applicable state securities laws. Such provisions shall be set out in one or more appendices hereto which may be amended or deleted by the Board from time to time. Effective immediately prior to the grant of an Option to a resident of the State of California or to the exercise of an outstanding Option by a resident of the State of California, Appendix A shall be deemed adopted and incorporated as a part of this Plan.

(g) The Company may require, as a condition to the exercise of any Option, that the Optionee become bound by the terms of a stockholders agreement, investor rights agreement or similar agreement among the Company and holders of capital stock of the Company. Furthermore, the Company reserves the right to make the provisions of any such agreement apply to any holder of Stock issued upon the exercise of an Option by providing written notice to the registered holder of such stock accompanied by a copy of the applicable agreement or agreements.

[signature page follows]

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing Plan was duly adopted by the Board of Directors of the Company on the 30th day of August 2013 and was approved by the stockholders of the Company on the 30th day of August, 2013.

GROUNDFLOOR Inc.

By: ________________________
Nikhil Bhargava
Secretary

3460202_1.Doc

APPENDIX A

GROUNDFLOOR Inc.
2013 STOCK OPTION PLAN (the "Plan")

Provisions Applicable to California Residents

California State Securities Law Compliance

Notwithstanding anything to the contrary otherwise appearing in the Plan, to the extent applicable, the following provisions promulgated under the California Code of Regulations, together with any and all amendments, supplements or revisions thereto, shall apply to any Option granted under the Plan to a resident of the State of California and, in the event of any conflict or inconsistency between the following provisions and the provisions otherwise appearing in the Plan, the following provisions shall control, solely with respect to Options granted under the Plan to residents of the State of California:

Rule 260.140.41., Compensatory option plans

Options granted to employees (including insurance agents who are employees for purposes of Rule 701(c) under the Securities Act of 1933, as amended (17 C.F.R. 230.701(c))), officers, directors, general partners, trustees (where the issuer is a business trust) managers, advisors or consultants of the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer's parents as part of a compensatory benefit plan shall be pursuant to a plan or agreement that provides for all of the following:

(a) The total number of securities (which may be expressed as a specific number of securities or as a percentage of the total number of securities outstanding from time to time) which may be issued and the persons eligible to receive options to purchase these securities.

(b) An exercise period of not more than 120 months from the date the option is granted.

(c) The non-transferability of the options, provided that the plan or agreement may permit transfer by will, by the laws of descent and distribution, to a revocable trust, or as permitted by Rule 701 of the Securities Act of 1933, as amended (17 C.F.R. 230.701).

(d) The proportionate adjustment of the number of securities purchasable and the exercise price thereof under the option in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination, reclassification or other distribution of the issuer's equity securities without the receipt of consideration by the issuer, of or on the issuer's class or series of securities underlying the option.

(e) Unless employment is terminated for cause as defined by applicable law, the terms of the plan or option grant or a contract of employment, the right to exercise in the event of termination of employment, to the extent that the Optionee is entitled to exercise on the date employment terminates, continues until the earlier of the Option expiration date or:

(1) At least six (6) months from the date of termination if termination was caused by death or disability.

(2) At least thirty (30) days from the date of termination if termination was caused by other than death or disability.

(f) Options must be granted within ten (10) years from the date the plan is adopted or the date the plan is approved by the Company's securities holders, whichever is earlier.

(g) The plan must be approved by a majority of the outstanding securities entitled to vote by the later of (1) within 12 months before or after the date the plan is adopted or (2) prior to or within 12 months of the granting of any Option or issuance of any security under the plan in the State of California. Any Option granted to any person in the State of California that is exercised before security holder approval is obtained must be rescinded if security holder approval is not obtained in the manner described in the preceding sentence. Such securities shall not be counted in determining whether such approval is obtained. A foreign private issuer, as defined by Rule 3b-4 of the Securities Exchange Act of 1934, as amended (17 C.F.R. 240.3b-4), shall not be required to comply with this subsection provided that the aggregate number of persons in the State of California granted Options under all option plans and agreements and issued securities under all purchase and bonus plans and agreements does not exceed 35.

(h) Compliance with Section 260.140.46 of these rules regarding the information required to be received by security holders.

Rule 260.140.45, Limitation on number of securities

(a) The total number of securities issuable upon exercise of all outstanding Options (exclusive of rights described in Section 260.140.40 and warrants described in Sections 260.140.43 and 260.140.44 of these rules, and any purchase plan or agreement as described in Section 260.1 40.42 of these rules (provided that the purchase plan or agreement provides that all securities will have a purchase price of 100% of the fair value (Section 260.140.50) of the security either at the time the person is granted the right to purchase securities under the plan or at the time the purchase is consummated)), and the total number of securities called for under any bonus or similar plan or agreement shall not exceed a number of securities which is equal to thirty percent (30)% of the then outstanding securities of the issuer (convertible preferred or convertible senior common shares of stock will be counted on an as if converted basis), exclusive of securities subject to promotional waivers under Section 260.141, unless a percentage higher than thirty percent (30%) is approved by at least two-thirds of the outstanding securities entitled to vote.

(b) The thirty percent (30%) limitation set forth in this Rule, or such other percentage limitation as may be approved pursuant to this Rule, shall be deemed satisfied if the plan provides that at no time shall the total number of securities issuable upon exercise of all outstanding options and the total number of securities provided for under any bonus or similar plan or agreement of the issuer exceed the applicable percentage as calculated in accordance with the conditions and the exclusions of this Rule, based on the securities of the issuer which are outstanding at the time the calculation is made.

(c) This section shall not apply to any plan that complies with all conditions of Rule 701 of the Securities Act of 1933, as amended (17 C.F.R. 230.701); provided that for purposes of determining such compliance, any registered domestic partner shall be considered a "family member" as that term is defined in Rule 701.

Rule 260.140.46, Information to security holders

Plans or agreements pursuant to which securities are to be issued to employees, officers, directors, managers, advisors or consultants (including option, purchase and bonus plans) shall provide that the security holder(s) will receive financial statements at least annually. This section does not require the use of financial statements in accordance with Section 260.613 of these rules. This section shall not apply when issuance is limited to key persons whose duties in connection with the issuer assure them access to equivalent information. This section shall not apply to any plan or agreement that complies with all conditions of Rule 701 of the Securities Act of 1933, as amended (17 C.F.R. 230.701); provided that for purposes of determining such compliance, any registered domestic partner shall be considered a "family member" as that term is defined in Rule 701.

EXHIBIT A

Incentive Stock Option Agreement

EXHIBIT B

Nonqualified Stock Option Agreement

EXHIBIT 6.7

OPTION AWARD AGREEMENT FOR JESSE DYER

THE SECURITY REPRESENTED BY THIS AGREEMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAW AND HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

GROUNDFLOOR FINANCE INC.
INCENTIVE STOCK OPTION AGREEMENT

GROUNDFLOOR Finance Inc., a Georgia corporation (the "**Company**"), hereby grants to the individual named below an option (this "**Option**") to purchase certain shares of common stock of the Company pursuant to the GROUNDFLOOR Inc. Stock Option Plan, as such plan from time to time may be amended (the "**Plan**"), in the manner and subject to the provisions of this Incentive Stock Option Agreement (this "**Option Agreement**").

1. Definitions:

   (a) "**Code**" shall mean the Internal Revenue Code of 1986, as amended. (All citations to Sections of the Code are to such Sections as they from time to time may be amended or renumbered.)

   (b) "**Date of Option Grant**" shall mean **November 14, 2014**.

   (c) "**Disability**" shall mean disability within the meaning of Section 22(e)(3) of the Code, as determined by the Board of Directors of the Company (the "**Board**") in its discretion under procedures established by the Board.

   (d) "**Exercise Price**" shall mean **$3.99** per share as adjusted from time to time pursuant to the Plan.

   (e) "**Number of Option Shares**" shall mean **twelve thousand (12,000)** shares of common stock of the Company as adjusted from time to time pursuant to the Plan.

   (f) "**Option Term Date**" shall mean the date ten (10) years after the Date of Option Grant.

   (g) "**Optionee**" shall mean **Jesse Dyer**.

2. Status of this Option. This Option is intended to be an incentive stock option as described in Section 422 of the Code, but the Company does not represent or warrant that the Option qualifies as such. To the extent that the Option fails to qualify as an incentive stock option, it shall be deemed a nonqualified stock option. The Optionee should consult with the Optionee's own tax advisors regarding the tax effects of this Option and the requirements necessary to obtain favorable income tax treatment under Section 422 of the Code.

3. Administration. All questions of interpretation concerning this Option shall be determined by the Board and shall be final and binding upon all persons having an interest in this Option.

4. Exercise of this Option.

(a) Right to Exercise. This Option shall become exercisable as set forth below, subject to the termination provisions of this Option Agreement and the Optionee's acknowledgement and agreement that any shares purchased upon exercise of this Option are subject to the Company's repurchase rights set forth in the Plan:

(i) On and after September 15, 2015, this Option may be exercised to purchase up to 25% of the Number of Option Shares.

(ii) On or after the 1st day of each successive month thereafter, this Option may be exercised to purchase up to an additional 2.1% of the Number of Option Shares.

(iii) The foregoing provisions shall be interpreted such that on or after September 15, 2018, this Option may be exercised to purchase up to 100% of the Number of Option Shares.

The schedule set forth above is cumulative, so that shares as to which this Option has become exercisable on and after a date indicated by the schedule may be purchased pursuant to exercise of this Option at any subsequent date prior to termination of this Option. This Option may be exercised at any time and from time to time to purchase up to the number of the Number of Option Shares as to which it is then exercisable.

Notwithstanding the foregoing, if the aggregate fair market value of the stock with respect to which this Option and any other incentive stock option held by the Optionee may be exercised (determined without regard to this provision) for the first time during any calendar year, as determined as of the Date of Option Grant and (if applicable) the dates of grant of such other incentive stock options and otherwise in accordance with Section 422(d) of the Code, exceeds One Hundred Thousand Dollars ($100,000), this Option shall be deemed a nonqualified stock option to the extent of such excess.

(b) Method of Exercise. This Option shall be exercised by written notice to the Company in the form of the Notice of Exercise attached hereto. The written notice must be signed by the Optionee and must be delivered in person or by certified mail, return receipt requested, to the Chief Financial Officer or any other appropriate officer of the Company accompanied by full payment of the exercise price for the number of the Number of Option Shares being purchased.

(c) Restrictions on Grant of this Option and Issuance of Shares. The grant of this Option and the issuance of the shares upon exercise of this Option shall be subject to compliance with all applicable requirements of federal or state law with respect to such securities. This Option may not be exercised if the issuance of shares upon such exercise would constitute a violation of any applicable federal or state securities laws or other law or regulations. In addition, no Option may be exercised unless (i) a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and any applicable state securities laws shall at the time of exercise of this Option be in effect with respect to the shares issuable upon exercise of this Option or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of this Option may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

THE OPTIONEE IS CAUTIONED THAT THIS OPTION MAY NOT BE EXERCISABLE UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. ACCORDINGLY, THE OPTIONEE MAY NOT BE ABLE TO EXERCISE THIS OPTION WHEN DESIRED EVEN THOUGH THIS OPTION IS EXERCISABLE PURSUANT TO THE TERMS HEREOF.

As a condition to the exercise of this Option, the Company may require the Optionee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

(d) Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise of this Option.

5. Non-Transferability of this Option. This Option may not be assigned or transferred in any manner except by will or by the laws of descent and distribution.

6. Termination of this Option. This Option shall terminate upon on the first to occur of: (a) the Option Term Date; (b) the last date for exercising this Option following termination of employment as described in this Option Agreement, or (c) upon a Transfer of Control as described in the Plan.

7. Termination of Employment.

(a) Termination of this Option. If the Optionee ceases to be an employee of the Company for any reason except death or Disability, this Option, to the extent exercisable by the Optionee on the date on which the Optionee ceased to be an employee, may be exercised by the Optionee until the earlier of (i) three (3) months after the date on which the Optionee's employment terminates or (ii) the Option Term Date. Notwithstanding the foregoing, if the Optionee's employment with the Company is terminated for cause (as determined in the sole discretion of the Board unless cause is defined in an employment agreement between the Optionee and the Company in which case such definition shall be used), this Option may not be exercised after the date on which the Optionee's employment terminates. If the Optionee's employment with the Company is terminated because of the death or Disability of the Optionee, this Option, to the extent exercisable by the Optionee on the date on which the Optionee ceased to be an employee, may be exercised by the Optionee (or the Optionee's legal representative) until the earlier of (i) the expiration of twelve (12) months from the date the Optionee's employment terminated or (ii) the Option Term Date. The Optionee's employment shall be deemed to have terminated on account of death if the Optionee dies within three (3) months after the Optionee's termination of employment. This paragraph shall be interpreted such that this Option shall not become exercisable as to any additional number of the Number of Option Shares after the date on which the Optionee ceases to be an employee of the Company (pursuant to this paragraph) for any reason, notwithstanding any period after such cessation of employment during which this Option may remain exercisable as provided in this paragraph.

(b) Exercise Prevented by Law. Except as provided in this paragraph, this Option shall terminate and may not be exercised after the Optionee's employment with the Company terminates unless the exercise of this Option in accordance with this paragraph is prevented by applicable securities laws. If the exercise of this Option is so prevented, this Option shall remain exercisable until the earlier of (i) three (3) months after the date the Optionee is notified by the Company that this Option is exercisable or (ii) the Option Term Date.

(c) Optionee Subject to Section 16(b). Notwithstanding the foregoing, if the exercise of this Option within the applicable time periods set forth above would subject the Optionee to suit under Section 16(b) of the Securities Exchange Act of 1934, as amended, this Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which the Optionee would no longer be subject to such suit, (ii) the one hundred ninetieth (190th) day after the Optionee's termination of employment, or (iii) the Option Term Date.

(d) Leave of Absence. For purposes hereof, the Optionee's employment with the Company shall not be deemed to terminate if the Optionee takes any military leave, sick leave, or other bona fide leave of absence approved by the Company of ninety (90) days or less. In the event of a leave in excess of ninety (90) days, the Optionee's employment shall be deemed to terminate on the ninety-first (91st) day of the leave unless the Optionee's right to reemployment with the Company remains guaranteed by statute or contract.

8. Transfer of Control. The provisions of the Plan applicable to a Transfer of Control (as defined in the Plan) shall apply to this Option.

9. Rights as a Stockholder or Employee. The Optionee shall have no rights as a stockholder with respect to any shares covered by this Option until the date of the issuance of a certificate or certificates for the shares for which this Option has been exercised. Nothing in this Option shall confer upon the Optionee any right to continue in the employ of the Company or interfere in any way with any right of the Company to terminate the Optionee's employment at any time.

10. Notice of Sales Upon Disqualifying Disposition. The Optionee shall dispose of the shares acquired pursuant to this Option only in accordance with the provisions of this Option Agreement. In addition, the Optionee shall promptly notify the Chief Financial Officer or other appropriate officer of the Company if the Optionee disposes of any of the shares acquired pursuant to this Option within one (1) year from the date the Optionee exercises all or part of this Option or within two (2) years of the Date of Option Grant. Until such time as the Optionee disposes of such shares in a manner consistent with the provisions of this Option Agreement, the Optionee shall hold all shares acquired pursuant to this Option in the Optionee's name (and not in the name of any nominee) for the one-year period immediately after exercise of this Option and the two-year period immediately after the Date of Option Grant. At any time during the one-year or two-year periods set forth above, the Company may place a legend or legends on any certificate or certificates representing shares acquired pursuant to this Option requesting the transfer agent for the Company's stock to notify the Company of any such transfers. The obligation of the Optionee to notify the Company of any such transfer shall continue notwithstanding that a legend has been placed on the certificate or certificates pursuant to the preceding sentence.

11. Right of First Refusal. This Option shall be subject to a right of first refusal in favor of the Company, on the terms and conditions set forth in the Plan.

12. Binding Effect. This Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

13. Termination or Amendment. The Board may terminate or amend this Option Agreement at any time; provided, however, that no such termination or amendment may materially adversely affect this Option or any unexercised portion hereof, as determined in the discretion of the Board, without the consent of the Optionee unless such amendment is required to enable this Option to qualify as an Incentive Stock Option.

14. Integrated Agreement. This Option Agreement, together with the Plan, constitute the entire understanding and agreement of the Optionee and the Company with respect to the subject matter contained herein, and there are no other agreements, understandings, restrictions, representations, or warranties among the Optionee and the Company with respect to the subject matter contained herein other than those as set forth or provided for herein and therein. To the extent contemplated herein, the provisions of this Option Agreement shall survive any exercise of this Option and shall remain in full force and effect. The terms and conditions included in the Plan are incorporated by reference herein, and to the extent that any conflict may exist between any term or provision of this Option Agreement and any term or provision of the Plan, the term or provision of the Plan shall control.

15. Applicable Law. This Option Agreement shall be governed by the laws of the State of North Carolina as such laws are applied to agreements between North Carolina residents entered into and to be performed entirely within the State of North Carolina.

16. Effect of Certain Transactions. Notwithstanding anything to the contrary in this Option Agreement, in the event that the Optionee has entered into a confidentiality, nondisclosure, invention and/or non-competition agreement with the Company and the Optionee is determined, in the reasonable judgment of the Board, to have materially breached such agreement, the Optionee shall forfeit any shares acquired pursuant to this Option and 100% of this Option granted pursuant to this Option Agreement, whether or not exercisable.

GROUNDFLOOR FINANCE INC.

By: [signature]
Name: Brian Dally
Title: President & CEO

The Optionee represents that the Optionee is familiar with the terms and provisions of this Option Agreement, including the right of first refusal set forth in the Plan, and hereby accepts this Option subject to all of the terms and provisions thereof. The Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board made in good faith upon any questions arising under this Option Agreement.

The undersigned hereby acknowledges receipt of a copy of the Plan.

Dated: ________________

____
Optionee Signature

____
Optionee Printed Name

NOTICE OF EXERCISE

Date: ____________

Groundfloor Finance Inc.
Attn: ______________________
____
____

Re: Exercise of Incentive Stock Option

Dear Sir or Madam:

Pursuant to the terms and conditions of the Incentive Stock Option Agreement dated as of ______________ (the "**Agreement**"), by and between ______________________ ("**Optionee**") and Groundfloor Finance Inc. (the "**Company**"), Optionee hereby agrees to purchase ________ shares (the "**Shares**") of the Common Stock of the Company and tenders payment in full for such shares in accordance with the terms of the Agreement.

The Shares are being issued to Optionee in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "1933 Act"). In connection with such purchase, Optionee represents, warrants and agrees as follows:

1. The Shares are being purchased for the Optionee's own account and not for the account of any other person, with the intent of holding the Shares for investment and not with the intent of participating, directly or indirectly, in a distribution or resale of the Shares or any portion thereof.

2. The Optionee is not acquiring the Shares based upon any representation, oral or written, by any person with respect to the future value of, or income from, the Shares, but rather upon independent examination and judgment as to the prospects of the Company.

3. The Optionee has had complete access to and the opportunity to review all material documents related to the business of the Company, has examined all such documents as the Optionee desired, is familiar with the business and affairs of the Company and realizes that any purchase of the Shares is a speculative investment and that any possible profit therefrom is uncertain.

4. The Optionee has had the opportunity to ask questions of and receive answers from the Company and its executive officers and to obtain all information necessary for the Optionee to make an informed decision with respect to the investment in the Company represented by the Shares.

5. The Optionee is able to bear the economic risk of any investment in the Shares, including the risk of a complete loss of the investment, and the Optionee acknowledges that he or she may need to continue to bear the economic risk of the investment in the Shares for an indefinite period.

6. The Optionee understands and agrees that the Shares are being issued and sold to the Optionee without registration under any state or federal laws relating to the registration of securities, in reliance upon exemptions from registration under appropriate state and federal laws based in part upon the representations of the Optionee made herein.

7. The Company is under no obligation to register the Shares or to comply with any exemption available for sale of the Shares by the Optionee without registration, and the Company is under no obligation to act in any manner so as to make Rule 144 promulgated under the 1933 Act available with respect to any sale of the Shares by the Optionee.

8. The Optionee has not relied upon the Company or an employee or agent of the Company with respect to any tax consequences related to exercise of this Option or the disposition of the Shares. The Optionee assumes full responsibility for all such tax consequences and the filing of all tax returns and elections the Optionee may be required to or find desirable to file in connection therewith.

____
Optionee Signature

____
Optionee Printed Name

Optionee Address:

____

____

EXHIBIT 6.8

OPTION AWARD AGREEMENT FOR MICHAEL OLANDER JR.

THE SECURITY REPRESENTED BY THIS AGREEMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAW AND HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

GROUNDFLOOR INC.
NONQUALIFIED STOCK OPTION AGREEMENT

GROUNDFLOOR Inc., a North Carolina corporation (the "**Company**"), hereby grants to the individual named below an option (this "**Option**") to purchase certain shares of common stock of the Company pursuant to the GROUNDFLOOR Inc. 2013 Stock Option Plan, as such plan from time to time may be amended (the "**Plan**"), in the manner and subject to the provisions of this Nonqualified Stock Option Agreement (this "**Option Agreement**").

1. Definitions:

   (a) "**Code**" shall mean the Internal Revenue Code of 1986, as amended. (All citations to Sections of the Code are to such Sections as they from time to time may be amended or renumbered.)

   (b) "**Date of Option Grant**" shall mean November 14, 2014.

   (c) "**Disability**" shall mean disability within the meaning of Section 22(e)(3) of the Code, as determined by the Board of Directors of the Company (the "**Board**") in its discretion under procedures established by the Board.

   (d) "**Exercise Price**" shall mean three dollars and ninety-nine cents ($3.99) per share as adjusted from time to time pursuant to the Plan.

   (e) "**Number of Option Shares**" shall mean eight thousand (8,000) shares of common stock of the Company as adjusted from time to time pursuant to the Plan.

   (f "**Option Term Date**" shall mean the date ten (10) years after the Date of Option Grant.

   (g) "**Optionee**" shall mean Michael D. Olander, Jr..

2. Nonqualified Option. This Option is intended to be a nonqualified stock option. The Optionee should consult with the Optionee's own tax advisors regarding the tax effects of this Option.

3. Administration. All questions of interpretation concerning this Option shall be determined by the Board and shall be final and binding upon all persons having an interest in this Option.

4. Exercise of this Option.

(a) Right to Exercise. This Option shall become exercisable as set forth below, subject to the termination provisions of this Option Agreement and the Optionee's acknowledgement and agreement that any shares purchased upon exercise of this Option are subject to the Company's repurchase rights set forth in the Plan:

(i) On and after February 1, 2015, this Option may be exercised to purchase up to 12.5% of the Number of Option Shares.

(ii) On or after the 1st day of each successive month thereafter, this Option may be exercised to purchase up to an additional 4.1% of the Number of Option Shares.

(iii) The foregoing provisions shall be interpreted such that on or after November 1, 2016, this Option may be exercised to purchase up to 100% of the Number of Option Shares.

The schedule set forth above is cumulative, so that shares as to which this Option has become exercisable on and after a date indicated by the schedule may be purchased pursuant to exercise of this Option at any subsequent date prior to termination of this Option. This Option may be exercised at any time and from time to time to purchase up to the number of the Number of Option Shares as to which it is then exercisable.

(b) Method of Exercise. This Option shall be exercised by written notice to the Company in the form of the Notice of Exercise attached hereto. The written notice must be signed by the Optionee and must be delivered in person or by certified mail, return receipt requested, to the Chief Financial Officer or any other appropriate officer of the Company accompanied by full payment of the exercise price for the number of the Number of Option Shares being purchased.

(c) Restrictions on Grant of this Option and Issuance of Shares. The grant of this Option and the issuance of the shares upon exercise of this Option shall be subject to compliance with all applicable requirements of federal or state law with respect to such securities. This Option may not be exercised if the issuance of shares upon such exercise would constitute a violation of any applicable federal or state securities laws or other law or regulations. In addition, no Option may be exercised unless (i) a registration statement under the Securities Act of 1933, as amended (the "**Securities Act**"), and any applicable state securities laws shall at the time of exercise of this Option be in effect with respect to the shares issuable upon exercise of this Option or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of this Option may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

THE OPTIONEE IS CAUTIONED THAT THIS OPTION MAY NOT BE EXERCISABLE UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. ACCORDINGLY, THE OPTIONEE MAY NOT BE ABLE TO EXERCISE THIS OPTION WHEN DESIRED EVEN THOUGH THIS OPTION IS EXERCISABLE PURSUANT TO THE TERMS HEREOF.

As a condition to the exercise of this Option, the Company may require the Optionee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

(d) Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise of this Option.

5. Non-Transferability of this Option. This Option may not be assigned or transferred in any manner except by will or by the laws of descent and distribution.

6. Termination of this Option. This Option shall terminate upon on the first to occur of: (a) the Option Term Date; (b) the last date for exercising this Option following termination of employment as described in this Option Agreement, or (c) upon a Transfer of Control as described in the Plan.

7. Termination of Employment

(a) Termination of this Option. If the Optionee ceases to be an employee of the Company for any reason except death or Disability, this Option, to the extent exercisable by the Optionee on the date on which the Optionee ceased to be an employee, may be exercised by the Optionee until the earlier of (i) three (3) months after the date on which the Optionee's employment terminates or (ii) the Option Term Date. Notwithstanding the foregoing, if the Optionee's employment with the Company is terminated for cause (as determined in the sole discretion of the Board, unless cause is defined in an employment agreement between the Optionee and the Company in which case such definition shall be used), this Option may not be exercised after the date on which the Optionee's employment terminates. If the Optionee's employment with the Company is terminated because of the death or Disability of the Optionee, this Option, to the extent exercisable by the Optionee on the date on which the Optionee ceased to be an employee, may be exercised by the Optionee (or the Optionee's legal representative) until the earlier of (i) the expiration of twelve (12) months from the date the Optionee's employment terminated or (ii) the Option Term Date. The Optionee's employment shall be deemed to have terminated on account of death if the Optionee dies within three (3) months after the Optionee's termination of employment. This paragraph shall be interpreted such that this Option shall not become exercisable as to any additional number of the Number of Option Shares after the date on which the Optionee ceases to be an employee of the Company (pursuant to this paragraph) for any reason, notwithstanding any period after such cessation of employment during which this Option may remain exercisable as provided in this paragraph.

(b) Exercise Prevented by Law. Except as provided in this paragraph, this Option shall terminate and may not be exercised after the Optionee's employment with the Company terminates unless the exercise of this Option in accordance with this paragraph is prevented by applicable securities laws. If the exercise of this Option is so prevented, this Option shall remain exercisable until the earlier of (i) three (3) months after the date the Optionee is notified by the Company that this Option is exercisable or (ii) the Option Term Date.

(c) Optionee Subject to Section 16(b). Notwithstanding the foregoing, if the exercise of this Option within the applicable time periods set forth above would subject the Optionee to suit under Section 16(b) of the Securities Exchange Act of 1934, as amended, this Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which the Optionee would no longer be subject to such suit, (ii) the one hundred ninetieth (190th) day after the Optionee's termination of employment, or (iii) the Option Term Date.

(d) Leave of Absence. For purposes hereof, the Optionee's employment with the Company shall not be deemed to terminate if the Optionee takes any military leave, sick leave, or other bona fide leave of absence approved by the Company of ninety (90) days or less. In the event of a leave in excess of ninety (90) days, the Optionee's employment shall be deemed to terminate on the ninety-first (91st) day of the leave unless the Optionee's right to reemployment with the Company remains guaranteed by statute or contract.

(e) Directors, Consultants and Advisors. In the event an Optionee is a director or consultant or advisor but not an employee of the Company at the time this Option is granted, termination of the Optionee's status as a director or consultant or advisor of the Company shall be deemed to be termination of the Optionee's employment.

8. Transfer of Control. The provisions of the Plan applicable to a Transfer of Control (as defined in the Plan) shall apply to this Option.

9. Rights as a Stockholder or Employee. The Optionee shall have no rights as a stockholder with respect to any shares covered by this Option until the date of the issuance of a certificate or certificates for the shares for which this Option has been exercised. Nothing in this Option shall confer upon the Optionee any right to continue in the employ of the Company or interfere in any way with any right of the Company to terminate the Optionee's employment at any time.

10. Right of First Refusal. This Option shall be subject to a right of first refusal in favor of the Company, on the terms and conditions set forth in the Plan.

11. Binding Effect. This Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

12. Termination or Amendment. The Board may terminate or amend this Option Agreement at any time; provided, however, that no such termination or amendment may materially adversely affect this Option or any unexercised portion hereof, as determined in the discretion of the Board, without the consent of the Optionee.

13. Integrated Agreement. This Option Agreement, together with the Plan, constitute the entire understanding and agreement of the Optionee and the Company with respect to the subject matter contained herein, and there are no other agreements, understandings, restrictions, representations, or warranties among the Optionee and the Company with respect to the subject matter contained herein other than those as set forth or provided for herein and therein. To the extent contemplated herein, the provisions of this Option Agreement shall survive any exercise of this Option and shall remain in full force and effect. The terms and conditions included in the Plan are incorporated by reference herein, and to the extent that any conflict may exist between any term or provision of this Option Agreement and any term or provision of the Plan, the term or provision of the Plan shall control.

14. Applicable Law. This Option Agreement shall be governed by the laws of the State of North Carolina as such laws are applied to agreements between North Carolina residents entered into and to be performed entirely within the State of North Carolina.

15. Effect of Certain Transactions. Notwithstanding anything to the contrary in this Option Agreement, in the event that the Optionee has entered into a confidentiality, nondisclosure, invention and/or non-competition agreement with the Company and the Optionee is determined, in the reasonable judgment of the Board, to have materially breached such agreement, the

Optionee shall forfeit any shares acquired pursuant to this Option and 100% of this Option granted pursuant to this Option Agreement, whether or not exercisable.

GROUNDFLOOR FINANCE INC.

By: [signature]
Name: BRIAN R DALLY
Title: President + CEO

The Optionee represents that the Optionee is familiar with the terms and provisions of this Option Agreement, including the right of first refusal set forth in the Plan, and hereby accepts this Option subject to all of the terms and provisions thereof. The Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board made in good faith upon any questions arising under this Option Agreement.

The undersigned hereby acknowledges receipt of a copy of the Plan.

Dated: ________________

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Optionee Signature

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Optionee Printed Name

NOTICE OF EXERCISE

Date: ______________

Groundfloor Finance Inc.
Attn: __________________________
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____

Re: Exercise of Nonqualified Stock Option

Dear Sir or Madam:

Pursuant to the terms and conditions of the Nonqualified Stock Option Agreement dated as of _____________ (the "**Agreement**"), by and between ___________________ ("**Optionee**") and Groundfloor Finance Inc. (the "**Company**"), Optionee hereby agrees to purchase __________ shares (the "**Shares**") of the Common Stock of the Company and tenders payment in full for such shares in accordance with the terms of the Agreement.

The Shares are being issued to Optionee in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "**1933 Act**"). In connection with such purchase, Optionee represents, warrants and agrees as follows:

1. The Shares are being purchased for the Optionee's own account and not for the account of any other person, with the intent of holding the Shares for investment and not with the intent of participating, directly or indirectly, in a distribution or resale of the Shares or any portion thereof.

2. The Optionee is not acquiring the Shares based upon any representation, oral or written, by any person with respect to the future value of, or income from, the Shares, but rather upon independent examination and judgment as to the prospects of the Company.

3. The Optionee has had complete access to and the opportunity to review all material documents related to the business of the Company, has examined all such documents as the Optionee desired, is familiar with the business and affairs of the Company and realizes that any purchase of the Shares is a speculative investment and that any possible profit therefrom is uncertain.

4. The Optionee has had the opportunity to ask questions of and receive answers from the Company and its executive officers and to obtain all information necessary for the Optionee to make an informed decision with respect to the investment in the Company represented by the Shares.

5. The Optionee is able to bear the economic risk of any investment in the Shares, including the risk of a complete loss of the investment, and the Optionee acknowledges that he or she may need to continue to bear the economic risk of the investment in the Shares for an indefinite period.

6. The Optionee understands and agrees that the Shares are being issued and sold to the Optionee without registration under any state or federal laws relating to the registration of securities, in reliance upon exemptions from registration under appropriate state and federal laws based in part upon the representations of the Optionee made herein.

7. The Company is under no obligation to register the Shares or to comply with any exemption available for sale of the Shares by the Optionee without registration, and the Company is under no obligation to act in any manner so as to make Rule 144 promulgated under the 1933 Act available with respect to any sale of the Shares by the Optionee.

8. The Optionee has not relied upon the Company or an employee or agent of the Company with respect to any tax consequences related to exercise of this Option or the disposition of the Shares. The Optionee assumes full responsibility for all such tax consequences and the filing of all tax returns and elections the Optionee may be required to or find desirable to file in connection therewith.

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Optionee Signature

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Optionee Printed Name

Optionee Address:

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EXHIBIT 6.9

OPTION AWARD AGREEMENT FOR CHRIS SCHMITT

THE SECURITY REPRESENTED BY THIS AGREEMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAW AND HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

GROUNDFLOOR INC.
INCENTIVE STOCK OPTION AGREEMENT

GROUNDFLOOR Inc., a North Carolina corporation (the "**Company**"), hereby grants to the individual named below an option (this "**Option**") to purchase certain shares of common stock of the Company pursuant to the GROUNDFLOOR Inc. Stock Option Plan, as such plan from time to time may be amended (the "**Plan**"), in the manner and subject to the provisions of this Incentive Stock Option Agreement (this "**Option Agreement**").

1. Definitions:

    (a) "**Code**" shall mean the Internal Revenue Code of 1986, as amended. (All citations to Sections of the Code are to such Sections as they from time to time may be amended or renumbered.)

    (b) "**Date of Option Grant**" shall mean **February 1, 2014**.

    (c) "**Disability**" shall mean disability within the meaning of Section 22(e)(3) of the Code, as determined by the Board of Directors of the Company (the "**Board**") in its discretion under procedures established by the Board.

    (d) "**Exercise Price**" shall mean **$0.67** per share as adjusted from time to time pursuant to the Plan.

    (e) "**Number of Option Shares**" shall mean **45,000** shares of common stock of the Company as adjusted from time to time pursuant to the Plan.

    (f) "**Option Term Date**" shall mean the date ten (10) years after the Date of Option Grant.

    (g) "**Optionee**" shall mean **Chris Schmitt**.

2. Status of this Option. This Option is intended to be an incentive stock option as described in Section 422 of the Code, but the Company does not represent or warrant that the Option qualifies as such. To the extent that the Option fails to qualify as an incentive stock option, it shall be deemed a nonqualified stock option. The Optionee should consult with the Optionee's own tax advisors regarding the tax effects of this Option and the requirements necessary to obtain favorable income tax treatment under Section 422 of the Code.

3. Administration. All questions of interpretation concerning this Option shall be determined by the Board and shall be final and binding upon all persons having an interest in this Option.

4. Exercise of this Option.

(a) Right to Exercise. This Option shall become exercisable as set forth below, subject to the termination provisions of this Option Agreement and the Optionee's acknowledgement and agreement that any shares purchased upon exercise of this Option are subject to the Company's repurchase rights set forth in the Plan:

(i) On and after August 1, 2014, this Option may be exercised to purchase up to 14.28% of the Number of Option Shares.

(ii) On or after the 1st day of each successive month thereafter, this Option may be exercised to purchase up to an additional 2.38% of the Number of Option Shares.

(iii) The foregoing provisions shall be interpreted such that on or after July 31, 2017, this Option may be exercised to purchase up to 100% of the Number of Option Shares.

The schedule set forth above is cumulative, so that shares as to which this Option has become exercisable on and after a date indicated by the schedule may be purchased pursuant to exercise of this Option at any subsequent date prior to termination of this Option. This Option may be exercised at any time and from time to time to purchase up to the number of the Number of Option Shares as to which it is then exercisable.

Notwithstanding the foregoing, if the aggregate fair market value of the stock with respect to which this Option and any other incentive stock option held by the Optionee may be exercised (determined without regard to this provision) for the first time during any calendar year, as determined as of the Date of Option Grant and (if applicable) the dates of grant of such other incentive stock options and otherwise in accordance with Section 422(d) of the Code, exceeds One Hundred Thousand Dollars ($100,000), this Option shall be deemed a nonqualified stock option to the extent of such excess.

(b) Method of Exercise. This Option shall be exercised by written notice to the Company in the form of the Notice of Exercise attached hereto. The written notice must be signed by the Optionee and must be delivered in person or by certified mail, return receipt requested, to the Chief Financial Officer or any other appropriate officer of the Company accompanied by full payment of the exercise price for the number of the Number of Option Shares being purchased.

(c) Restrictions on Grant of this Option and Issuance of Shares. The grant of this Option and the issuance of the shares upon exercise of this Option shall be subject to compliance with all applicable requirements of federal or state law with respect to such securities. This Option may not be exercised if the issuance of shares upon such exercise would constitute a violation of any applicable federal or state securities laws or other law or regulations. In addition, no Option may be exercised unless (i) a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and any applicable state securities laws shall at the time of exercise of this Option be in effect with respect to the shares issuable upon exercise of this Option or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of this Option may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

THE OPTIONEE IS CAUTIONED THAT THIS OPTION MAY NOT BE EXERCISABLE UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. ACCORDINGLY, THE OPTIONEE MAY NOT BE ABLE TO EXERCISE THIS OPTION WHEN DESIRED EVEN THOUGH THIS OPTION IS EXERCISABLE PURSUANT TO THE TERMS HEREOF.

As a condition to the exercise of this Option, the Company may require the Optionee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

(d) Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise of this Option.

5. Non-Transferability of this Option. This Option may not be assigned or transferred in any manner except by will or by the laws of descent and distribution.

6. Termination of this Option. This Option shall terminate upon on the first to occur of: (a) the Option Term Date; (b) the last date for exercising this Option following termination of employment as described in this Option Agreement, or (c) upon a Transfer of Control as described in the Plan.

7. Termination of Employment.

(a) Termination of this Option. If the Optionee ceases to be an employee of the Company for any reason except death or Disability, this Option, to the extent exercisable by the Optionee on the date on which the Optionee ceased to be an employee, may be exercised by the Optionee until the earlier of (i) three (3) months after the date on which the Optionee's employment terminates or (ii) the Option Term Date. Notwithstanding the foregoing, if the Optionee's employment with the Company is terminated for cause (as determined in the sole discretion of the Board unless cause is defined in an employment agreement between the Optionee and the Company in which case such definition shall be used), this Option may not be exercised after the date on which the Optionee's employment terminates. If the Optionee's employment with the Company is terminated because of the death or Disability of the Optionee, this Option, to the extent exercisable by the Optionee on the date on which the Optionee ceased to be an employee, may be exercised by the Optionee (or the Optionee's legal representative) until the earlier of (i) the expiration of twelve (12) months from the date the Optionee's employment terminated or (ii) the Option Term Date. The Optionee's employment shall be deemed to have terminated on account of death if the Optionee dies within three (3) months after the Optionee's termination of employment. This paragraph shall be interpreted such that this Option shall not become exercisable as to any additional number of the Number of Option Shares after the date on which the Optionee ceases to be an employee of the Company (pursuant to this paragraph) for any reason, notwithstanding any period after such cessation of employment during which this Option may remain exercisable as provided in this paragraph.

(b) Exercise Prevented by Law. Except as provided in this paragraph, this Option shall terminate and may not be exercised after the Optionee's employment with the Company terminates unless the exercise of this Option in accordance with this paragraph is prevented by applicable securities laws. If the exercise of this Option is so prevented, this Option shall remain exercisable until the earlier of (i) three (3) months after the date the Optionee is notified by the Company that this Option is exercisable or (ii) the Option Term Date.

(c) Optionee Subject to Section 16(b). Notwithstanding the foregoing, if the exercise of this Option within the applicable time periods set forth above would subject the Optionee to suit under Section 16(b) of the Securities Exchange Act of 1934, as amended, this Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which the Optionee would no longer be subject to such suit, (ii) the one hundred ninetieth (190th) day after the Optionee's termination of employment, or (iii) the Option Term Date.

(d) Leave of Absence. For purposes hereof, the Optionee's employment with the Company shall not be deemed to terminate if the Optionee takes any military leave, sick leave, or other bona fide leave of absence approved by the Company of ninety (90) days or less. In the event of a leave in excess of ninety (90) days, the Optionee's employment shall be deemed to terminate on the ninety-first (91st) day of the leave unless the Optionee's right to reemployment with the Company remains guaranteed by statute or contract.

8. Transfer of Control. The provisions of the Plan applicable to a Transfer of Control (as defined in the Plan) shall apply to this Option.

9. Rights as a Stockholder or Employee. The Optionee shall have no rights as a stockholder with respect to any shares covered by this Option until the date of the issuance of a certificate or certificates for the shares for which this Option has been exercised. Nothing in this Option shall confer upon the Optionee any right to continue in the employ of the Company or interfere in any way with any right of the Company to terminate the Optionee's employment at any time.

10. Notice of Sales Upon Disqualifying Disposition. The Optionee shall dispose of the shares acquired pursuant to this Option only in accordance with the provisions of this Option Agreement. In addition, the Optionee shall promptly notify the Chief Financial Officer or other appropriate officer of the Company if the Optionee disposes of any of the shares acquired pursuant to this Option within one (1) year from the date the Optionee exercises all or part of this Option or within two (2) years of the Date of Option Grant. Until such time as the Optionee disposes of such shares in a manner consistent with the provisions of this Option Agreement, the Optionee shall hold all shares acquired pursuant to this Option in the Optionee's name (and not in the name of any nominee) for the one-year period immediately after exercise of this Option and the two-year period immediately after the Date of Option Grant. At any time during the one-year or two-year periods set forth above, the Company may place a legend or legends on any certificate or certificates representing shares acquired pursuant to this Option requesting the transfer agent for the Company's stock to notify the Company of any such transfers. The obligation of the Optionee to notify the Company of any such transfer shall continue notwithstanding that a legend has been placed on the certificate or certificates pursuant to the preceding sentence.

11. Right of First Refusal. This Option shall be subject to a right of first refusal in favor of the Company, on the terms and conditions set forth in the Plan.

12. Binding Effect. This Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

13. Termination or Amendment. The Board may terminate or amend this Option Agreement at any time; provided, however, that no such termination or amendment may materially adversely affect this Option or any unexercised portion hereof, as determined in the discretion of the Board, without the consent of the Optionee unless such amendment is required to enable this Option to qualify as an Incentive Stock Option.

14. Integrated Agreement. This Option Agreement, together with the Plan, constitute the entire understanding and agreement of the Optionee and the Company with respect to the subject matter contained herein, and there are no other agreements, understandings, restrictions, representations, or warranties among the Optionee and the Company with respect to the subject matter contained herein other than those as set forth or provided for herein and therein. To the extent contemplated herein, the provisions of this Option Agreement shall survive any exercise of this Option and shall remain in full force and effect. The terms and conditions included in the Plan are incorporated by reference herein, and to the extent that any conflict may exist between any term or provision of this Option Agreement and any term or provision of the Plan, the term or provision of the Plan shall control.

15. Applicable Law. This Option Agreement shall be governed by the laws of the State of North Carolina as such laws are applied to agreements between North Carolina residents entered into and to be performed entirely within the State of North Carolina.

16. Effect of Certain Transactions. Notwithstanding anything to the contrary in this Option Agreement, in the event that the Optionee has entered into a confidentiality, nondisclosure, invention and/or non-competition agreement with the Company and the Optionee is determined, in the reasonable judgment of the Board, to have materially breached such agreement, the Optionee shall forfeit any shares acquired pursuant to this Option and 100% of this Option granted pursuant to this Option Agreement, whether or not exercisable.

GROUNDFLOOR INC.

By: [signature]
Name: BRIAN DALLY
Title: President + CEO

The Optionee represents that the Optionee is familiar with the terms and provisions of this Option Agreement, including the right of first refusal set forth in the Plan, and hereby accepts this Option subject to all of the terms and provisions thereof. The Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board made in good faith upon any questions arising under this Option Agreement.

The undersigned hereby acknowledges receipt of a copy of the Plan.

Dated: 2-27-14

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Optionee Signature

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Optionee Printed Name

NOTICE OF EXERCISE

Date: ______________

[insert Name of Company]
Attn: ________________________
____
____

Re: Exercise of Incentive Stock Option

Dear Sir or Madam:

Pursuant to the terms and conditions of the Incentive Stock Option Agreement dated as of ______________ (the "**Agreement**"), by and between ________________________ ("**Optionee**") and [insert Name of Company] (the "**Company**"), Optionee hereby agrees to purchase _________ shares (the "**Shares**") of the Common Stock of the Company and tenders payment in full for such shares in accordance with the terms of the Agreement.

The Shares are being issued to Optionee in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "1933 Act"). In connection with such purchase, Optionee represents, warrants and agrees as follows:

1. The Shares are being purchased for the Optionee's own account and not for the account of any other person, with the intent of holding the Shares for investment and not with the intent of participating, directly or indirectly, in a distribution or resale of the Shares or any portion thereof.

2. The Optionee is not acquiring the Shares based upon any representation, oral or written, by any person with respect to the future value of, or income from, the Shares, but rather upon independent examination and judgment as to the prospects of the Company.

3. The Optionee has had complete access to and the opportunity to review all material documents related to the business of the Company, has examined all such documents as the Optionee desired, is familiar with the business and affairs of the Company and realizes that any purchase of the Shares is a speculative investment and that any possible profit therefrom is uncertain.

4. The Optionee has had the opportunity to ask questions of and receive answers from the Company and its executive officers and to obtain all information necessary for the Optionee to make an informed decision with respect to the investment in the Company represented by the Shares.

5. The Optionee is able to bear the economic risk of any investment in the Shares, including the risk of a complete loss of the investment, and the Optionee acknowledges that he or she may need to continue to bear the economic risk of the investment in the Shares for an indefinite period.

6. The Optionee understands and agrees that the Shares are being issued and sold to the Optionee without registration under any state or federal laws relating to the registration of securities, in reliance upon exemptions from registration under appropriate state and federal laws based in part upon the representations of the Optionee made herein.

7. The Company is under no obligation to register the Shares or to comply with any exemption available for sale of the Shares by the Optionee without registration, and the Company is under no obligation to act in any manner so as to make Rule 144 promulgated under the 1933 Act available with respect to any sale of the Shares by the Optionee.

8. The Optionee has not relied upon the Company or an employee or agent of the Company with respect to any tax consequences related to exercise of this Option or the disposition of the Shares. The Optionee assumes full responsibility for all such tax consequences and the filing of all tax returns and elections the Optionee may be required to or find desirable to file in connection therewith.

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Optionee Signature

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Optionee Printed Name

Optionee Address:

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EXHIBIT 6.10

STOCK REPURCHASE AGREEMENT FOR BENJAMIN ARMSTRONG

STOCK REPURCHASE AGREEMENT

This Stock Repurchase Agreement (this "**Agreement**") made effective as of September 20, 2013 (the "**Effective Date**"), by and between GROUNDFLOOR Inc., a North Carolina corporation (the "**Company**"), and Benjamin Armstrong (the "**Shareholder**").

1. Purchase of Shares. The Company hereby issues and sells to Shareholder, and the Shareholder hereby purchases from the Company, subject to the terms and conditions set forth in this Agreement, twenty-five thousand (25,000) shares (the "**Shares**") of Common Stock of the Company, no par value per share (the "**Common Stock**"). In consideration of the right to purchase the Shares, Shareholder desires and agrees to subject the Shares to the Purchase Option set forth in Section 2 of this Agreement and the restrictions on transfer set forth in Section 4 of this Agreement.

2. Consideration. As consideration for the Shares, the Shareholder shall pay to the Company $0.001 per share (the "**Purchase Price**"). The Shareholder shall pay the Purchase Price by performing certain services as an employee of the Company pursuant to that certain Offer Letter dated as of the date hereof.

3. Purchase Option.

(a) If the Shareholder ceases to be employed by the Company, for any reason prior to January 1, 2014, the Company shall have the right and option (the "**Purchase Option**") to purchase from the Shareholder, for the amount of $0.001 per share (the "**Option Price**"), up to the number of the Shares that are unvested at the time the Shareholder ceases to be employed by the Company. The Shares shall vest 100% on January 1, 2014.

(b) For purposes of this Agreement, employment by the Company shall include employment by or consulting services provided to the Company or a parent or subsidiary of the Company.

(c) Notwithstanding the provisions of Section 2(a) hereof, all of the unvested Shares shall immediately vest upon the occurrence of an "Acceleration Event" as defined below. An "**Acceleration Event**" shall be deemed to have occurred upon (i) the merger or consolidation of the Company with or into another entity such that the shareholders of the Company prior to such transaction do not or are not expected to own a majority of the voting stock of the surviving entity, (ii) the sale or other disposition of 50% or more of the Company's assets or the sale of all or substantially all of the capital stock of the Company, or (iii) the liquidation of the Company.

4. Exercise of Purchase Option and Closing.

(a) The Company may exercise the Purchase Option by a notice of exercise to the Shareholder (or the Shareholder's estate), in accordance with Section 14, within sixty (60) days after the termination of the Shareholder's active participation in the business of the Company. Such notice shall specify the number of Shares to be purchased. If the Purchase

Option is not so exercised within such 60-day period, the Purchase Option shall automatically expire and terminate effective upon the expiration of such 60-day period.

(b) Within ten (10) days after the Shareholder's (or the Shareholder's estate) receipt of the Company's notice of the exercise of the Purchase Option pursuant to Section 3(a) above, the Shareholder (or the Shareholder's estate) shall tender to the Company at its principal offices the certificate or certificates representing the Shares which the Company has elected to purchase, duly endorsed in blank by the Shareholder (or the Shareholder's estate) or with duly endorsed stock powers attached thereto, all in form suitable for the transfer of such Shares to the Company. Upon its receipt of such Shares, the Company shall deliver or mail to the Shareholder (or the Shareholder's estate) a check in the amount of the aggregate Option Price therefor.

(c) After the time at which any Shares are required to be delivered to the Company for transfer to the Company pursuant to Section 3(b) above, the Company shall not pay any dividend to the Shareholder on account of such Shares or permit the Shareholder (or the Shareholder's estate) to exercise any of the privileges or rights of a shareholder with respect to such Shares, but shall, in so far as permitted by law, treat the Company as the owner of such Shares.

(d) The Option Price may be payable, at the option of the Company, in cancellation of all or a portion of any outstanding indebtedness of the Shareholder to the Company or in cash (by check) or both.

(e) The Company shall not purchase any fraction of a Share upon exercise of the Purchase Option, and any fraction of a Share resulting from a computation made pursuant to Section 2 of this Agreement shall be rounded to the nearest whole Share (with any one-half Share being rounded upward).

5. Restrictions on Transfer.

(a) Except as otherwise provided in Section 4(b) or 4(c) below, the Shareholder shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "**transfer**"), any of the Shares, or any interest therein.

(b) If, at any time or from time to time, the Shareholder proposes to transfer any Shares not then subject to the Purchase Option (the "**Offered Shares**"), the Shareholder shall first give written notice of the proposed transfer (the "**Transfer Notice**") to the Company. The Transfer Notice shall name the proposed transferee and state the number of Offered Shares to be transferred, the price per Offered Share and all other material terms and conditions of the proposed transfer. The Company shall have the option to purchase all, but not less than all, of the Offered Shares at the purchase price and upon the other terms and conditions specified in the Transfer Notice. The Company may accept the offer by notifying the Shareholder in writing, within twenty (20) days after the date of its receipt of the Transfer Notice, of its acceptance. The closing of the purchase of Offered Shares pursuant to this Section 4(b) shall occur at the principal offices of the Company within fifteen (15) days after receipt by the Shareholder of the Company's notice of acceptance. At the closing, the Shareholder shall tender to the Company the certificate or certificates representing the Offered Shares, duly endorsed in blank or with duly endorsed stock powers attached thereto, all in forms suitable for the transfer of such Offered Shares, free and clear of all liens, encumbrances and restrictions (other than those imposed by the Company's Certificate of Incorporation or Bylaws or applicable laws) to the Company against delivery by the Company to the Shareholder of a check in the amount of the aggregate purchase price therefor, provided, that if the terms of the payment set forth in the Transfer Notice were other than cash against delivery, the Company may, at its option, pay for the Offered Shares on the same terms and conditions set forth in the Transfer Notice. If the Company does not elect to acquire all of the Offered Shares, the Shareholder may transfer to the proposed transferee, within the 60-day period following the expiration of the rights granted to the Company pursuant to this Section 4(b), all, but not less than all, of the Offered Shares, provided, that (i) such transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer Notice, (ii) such transfer shall comply with all applicable state and federal securities laws, (iii) the Shares so transferred shall remain subject to this Agreement (including without limitation the restrictions on transfer set forth in this Section 4), and (iv) such transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(c) Notwithstanding the foregoing, the Shareholder may transfer Shares (whether or not subject to the Purchase Option) to or for the benefit of any parent, spouse, child or grandchild, or to a trust or custodial account for his, her or their benefit, without first offering such Shares to the Company pursuant hereto, provided that (i) such transfer shall comply with all applicable state and federal securities laws, (ii) such Shares shall remain subject to this Agreement (including without limitation the Purchase Option, if then applicable, and the restrictions on transfer set forth in this Section 4), and (iii) such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(d) Except as set forth in Section 4(c), the Shareholder may not transfer any Shares subject to the Purchase Option.

(e) The restrictions on transfer set forth in this Section 4 shall remain in effect from the date hereof until the date on which the Company (or, in the event of a transaction to which Section 8(b) applies, an Acquiring Corporation (as defined below)) first becomes subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (provided, however, that if the Company first becomes subject to such reporting requirements in connection with the sale of the Company's Common Stock in a public offering registered under the Securities Act of 1933, as amended (the "**Securities Act**"), the date determined pursuant to this Section 4(e) shall be deemed to be the date of the closing of such sale.)

6. Effect of Prohibited Transfer. The Company shall not be required (a) to transfer on its books any of the Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement, or (b) to treat as owner of such Shares or to pay dividends to any transferee to whom any such Shares shall have been so sold or transferred.

7. Restrictive Legend. All certificates representing Shares shall have affixed thereto a legend in substantially the following form, in addition to any other legends that may be required under federal or state securities laws:

> "The shares represented by this certificate are subject to restrictions on transfer and an option to purchase set forth in a certain Stock Repurchase Agreement between the Company and the registered owner of this certificate (or such owner's predecessor in interest), and such Stock Repurchase Agreement is on file in, and may be examined at, the principal office of the Company."

8. Investment Representations. The Shareholder represents, warrants and covenants as follows:

(a) The Shareholder is purchasing the Shares for the Shareholder's own account for investment only, and not with a view to, or for sale in connection with, any distribution of the Shares in violation of the Securities Act, or any rule or regulation under the Securities Act.

(b) The Shareholder has had such opportunity as the Shareholder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Shareholder to evaluate the merits and risks of the Shareholder's investment in the Company.

(c) The Shareholder has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the purchase of the Shares and to make an informed investment decision with respect to such purchase.

(d) The Shareholder can afford a complete loss of the value of the Shares and is able to bear the economic risk of holding such Shares for an indefinite period.

(e) The Shareholder understands that (i) the Shares have not been registered under the Securities Act and are "**restricted securities**" within the meaning of Rule 144 under the Securities Act, (ii) the Shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 will not be available for at least one year and even then will not be available unless a public market then exists for the Common Stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and (iv) there is now no registration statement on file with the Securities and Exchange Commission with respect to any stock of the Company and the Company has no obligation or current intention to register the Shares under the Securities Act.

(f) A legend substantially in the following form will be placed on the certificate representing the Shares:

> "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred

or otherwise disposed of in the absence of an effective registration statement under such Act or an opinion of counsel satisfactory to the Company to the effect that such registration is not required."

9. Adjustments for Stock Splits, Stock Dividends, etc.

(a) If from time to time during the term of the Purchase Option there is any stock split, stock dividend, stock distribution or other reclassification of the Common Stock of the Company, any and all new, substituted or additional securities to which the Shareholder is entitled by reason of the Shareholder's ownership of the Shares shall be immediately subject to the Purchase Option, the restrictions on transfer and other provisions of this Agreement in the same manner and to the same extent as the Shares, and the Option Price shall be appropriately adjusted.

(b) If the Shares are converted into or exchanged for, or shareholders of the Company receive by reason of any distribution in total or partial liquidation, securities of another Company (an "**Acquiring Corporation**"), or other property (including cash), pursuant to any merger of the Company or acquisition of its assets by an Acquiring Corporation, then the rights of the Company under this Agreement shall inure to the benefit of the Acquiring Corporation and this Agreement shall apply to the securities or other property received from the Acquiring Corporation upon such conversion, exchange or distribution in the same manner and to the same extent as the Shares.

10. Withholding Taxes.

(a) The Shareholder acknowledges and agrees that the Company has the right to deduct from payments of any kind otherwise due to the Shareholder any federal, state or local taxes of any kind required by law to be withheld with respect to the purchase of the Shares by the Shareholder.

(b) If the Shareholder elects, in accordance with Section 83(b) of the Internal Revenue Code of 1986, as amended, to recognize ordinary income in the year of acquisition of the Shares, the Company will require at the time of such election an additional payment for withholding tax purposes based on the difference, if any, between the purchase price for such Shares and the fair market value of such Shares as of the day immediately preceding the date of the purchase of such Shares by the Shareholder.

11. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

12. Waiver. Any provision contained in this Agreement may be waived, either generally or in any particular instance, by the Board on behalf of the Company.

13. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and the Shareholder and their respective heirs, executors, administrators, legal

representatives, successors and assigns, subject to the restrictions on transfer set forth in Section 4 of this Agreement.

14. No Rights to Employment. Nothing contained in this Agreement shall be construed as giving the Shareholder any right to be retained, in any position, by the Company, whether as an employee of or consultant to the Company or in any other capacity.

15. Notice. All notices required or permitted hereunder shall be in writing and deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by certified mail, postage prepaid, addressed to the other party hereto at the address shown beneath the Shareholder's or the Company's respective signature to this Agreement, or at such other address or addresses as either party shall designate to the other in accordance with this Section 15.

16. Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

17. Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings, relating to the subject matter of this Agreement.

18. Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Shareholder.

19. Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of North Carolina (without reference to the conflicts of law provisions thereof).

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

GROUNDFLOOR INC.

By: ______________________
Brian Dally
President and Chief Executive Officer

SHAREHOLDER:

____
Benjamin Armstrong

Address: 916A Alabama Ave
Durham, NC 27705

EXHIBIT 6.11

STOCK REPURCHASE AGREEMENT FOR NIKHIL BHARGAVA

STOCK REPURCHASE AGREEMENT

This Stock Repurchase Agreement (this "**Agreement**") made effective as of August 30, 2013 (the "**Effective Date**"), by and between GROUNDFLOOR Inc., a North Carolina corporation (the "**Company**"), and Nikhil Bhargava (the "**Shareholder**").

1. Purchase of Shares. The Shareholder is the record and beneficial holder of Four Hundred Fifty Thousand (450,000) shares (the "**Shares**") of Common Stock of the Company, no par value per share (the "**Common Stock**"). Now, the Shareholder desires and agrees to subject the Shares to the Purchase Option set forth in Section 2 of this Agreement and the restrictions on transfer set forth in Section 4 of this Agreement.

2. Purchase Option.

(a) If the Shareholder ceases to be employed by the Company, for any reason prior to August 30, 2016, the Company shall have the right and option (the "**Purchase Option**") to purchase from the Shareholder, for the amount of $0.001 per share (the "**Option Price**"), up to the number of the Shares that are unvested at the time the Shareholder ceases to be employed by the Company. The Shares shall vest in accordance with the following schedule: 25% of the Shares shall be vested immediately upon execution of this Agreement; and 2.7778% of the Shares shall vest on the 30th day of each subsequent month beginning September 30, 2013 such that all of the Shares will be fully vested after 48 months of continuous employment by the Company on August 30, 2016.

(b) For purposes of this Agreement, employment by the Company shall include employment by or consulting services provided to the Company or a parent or subsidiary of the Company.

(c) Notwithstanding the provisions of Section 2(a) hereof, all of the unvested Shares shall immediately vest upon the occurrence of an "Acceleration Event" as defined below. An "**Acceleration Event**" shall be deemed to have occurred upon (i) the merger or consolidation of the Company with or into another entity such that the shareholders of the Company prior to such transaction do not or are not expected to own a majority of the voting stock of the surviving entity, (ii) the sale or other disposition of 50% or more of the Company's assets or the sale of all or substantially all of the capital stock of the Company, (iii) the liquidation of the Company, or (iv) the termination, substantial change in the employment responsibilities or substantial change in the terms of employment of the Shareholder by the Company, other than for cause.

3. Exercise of Purchase Option and Closing.

(a) The Company may exercise the Purchase Option by a notice of exercise to the Shareholder (or the Shareholder's estate), in accordance with Section 14, within sixty (60) days after the termination of the Shareholder's active participation in the business of the Company. Such notice shall specify the number of Shares to be purchased. If the Purchase Option is not so exercised within such 60-day period, the Purchase Option shall automatically expire and terminate effective upon the expiration of such 60-day period.

(b) Within ten (10) days after the Shareholder's (or the Shareholder's estate) receipt of the Company's notice of the exercise of the Purchase Option pursuant to Section 3(a) above, the Shareholder (or the Shareholder's estate) shall tender to the Company at its principal offices the certificate or certificates representing the Shares which the Company has elected to purchase, duly endorsed in blank by the Shareholder (or the Shareholder's estate) or with duly endorsed stock powers attached thereto, all in form suitable for the transfer of such Shares to the Company. Upon its receipt of such Shares, the Company shall deliver or mail to the Shareholder (or the Shareholder's estate) a check in the amount of the aggregate Option Price therefor.

(c) After the time at which any Shares are required to be delivered to the Company for transfer to the Company pursuant to Section 3(b) above, the Company shall not pay any dividend to the Shareholder on account of such Shares or permit the Shareholder (or the Shareholder's estate) to exercise any of the privileges or rights of a shareholder with respect to such Shares, but shall, in so far as permitted by law, treat the Company as the owner of such Shares.

(d) The Option Price may be payable, at the option of the Company, in cancellation of all or a portion of any outstanding indebtedness of the Shareholder to the Company or in cash (by check) or both.

(e) The Company shall not purchase any fraction of a Share upon exercise of the Purchase Option, and any fraction of a Share resulting from a computation made pursuant to Section 2 of this Agreement shall be rounded to the nearest whole Share (with any one-half Share being rounded upward).

4. Restrictions on Transfer.

(a) Except as otherwise provided in Section 4(b) or 4(c) below, the Shareholder shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "**transfer**"), any of the Shares, or any interest therein.

(b) If, at any time or from time to time, the Shareholder proposes to transfer any Shares not then subject to the Purchase Option (the "**Offered Shares**"), the Shareholder shall first give written notice of the proposed transfer (the "**Transfer Notice**") to the Company. The Transfer Notice shall name the proposed transferee and state the number of Offered Shares to be transferred, the price per Offered Share and all other material terms and conditions of the proposed transfer. The Company shall have the option to purchase all, but not less than all, of the Offered Shares at the purchase price and upon the other terms and conditions specified in the Transfer Notice. The Company may accept the offer by notifying the Shareholder in writing, within twenty (20) days after the date of its receipt of the Transfer Notice, of its acceptance. The closing of the purchase of Offered Shares pursuant to this Section 4(b) shall occur at the principal offices of the Company within fifteen (15) days after receipt by the Shareholder of the Company's notice of acceptance. At the closing, the Shareholder shall tender to the Company the certificate or certificates representing the Offered Shares, duly endorsed in blank or with duly endorsed stock powers attached thereto, all in forms suitable for the transfer of such Offered Shares, free and clear of all liens, encumbrances and restrictions (other than those imposed by the Company's Certificate of Incorporation or Bylaws or applicable laws) to the Company against delivery by the Company to the Shareholder of a check in the amount of the aggregate purchase price therefor, provided, that if the terms of the payment set forth in the Transfer Notice were other than cash against delivery, the Company may, at its option, pay for the Offered Shares on the same terms and conditions set forth in the Transfer Notice. If the Company does not elect to acquire all of the Offered Shares, the Shareholder may transfer to the proposed transferee, within the 60-day period following the expiration of the rights granted to the Company pursuant to this Section 4(b), all, but not less than all, of the Offered Shares, provided, that (i) such transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer Notice, (ii) such transfer shall comply with all applicable state and federal securities laws, (iii) the Shares so transferred shall remain subject to this Agreement (including without limitation the restrictions on transfer set forth in this Section 4), and (iv) such transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(c) Notwithstanding the foregoing, the Shareholder may transfer Shares (whether or not subject to the Purchase Option) to or for the benefit of any parent, spouse, child or grandchild, or to a trust or custodial account for his, her or their benefit, without first offering such Shares to the Company pursuant hereto, provided that (i) such transfer shall comply with all applicable state and federal securities laws, (ii) such Shares shall remain subject to this Agreement (including without limitation the Purchase Option, if then applicable, and the restrictions on transfer set forth in this Section 4), and (iii) such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(d) Except as set forth in Section 4(c), the Shareholder may not transfer any Shares subject to the Purchase Option.

(e) The restrictions on transfer set forth in this Section 4 shall remain in effect from the date hereof until the date on which the Company (or, in the event of a transaction to which Section 8(b) applies, an Acquiring Corporation (as defined below)) first becomes subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (provided, however, that if the Company first becomes subject to such reporting requirements in connection with the sale of the Company's Common Stock in a public offering registered under the Securities Act of 1933, as amended (the "**Securities Act**"), the date determined pursuant to this Section 4(e) shall be deemed to be the date of the closing of such sale.)

5. Effect of Prohibited Transfer. The Company shall not be required (a) to transfer on its books any of the Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement, or (b) to treat as owner of such Shares or to pay dividends to any transferee to whom any such Shares shall have been so sold or transferred.

6. Restrictive Legend. All certificates representing Shares shall have affixed thereto a legend in substantially the following form, in addition to any other legends that may be required under federal or state securities laws:

> "The shares represented by this certificate are subject to restrictions on transfer and an option to purchase set forth in a certain Stock Repurchase Agreement between the Company and the registered owner of this certificate (or such owner's predecessor in interest), and such Stock Repurchase Agreement is on file in, and may be examined at, the principal office of the Company."

7. Investment Representations. The Shareholder represents, warrants and covenants as follows:

(a) The Shareholder is purchasing the Shares for the Shareholder's own account for investment only, and not with a view to, or for sale in connection with, any distribution of the Shares in violation of the Securities Act, or any rule or regulation under the Securities Act.

(b) The Shareholder has had such opportunity as the Shareholder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Shareholder to evaluate the merits and risks of the Shareholder's investment in the Company.

(c) The Shareholder has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the purchase of the Shares and to make an informed investment decision with respect to such purchase.

(d) The Shareholder can afford a complete loss of the value of the Shares and is able to bear the economic risk of holding such Shares for an indefinite period.

(e) The Shareholder understands that (i) the Shares have not been registered under the Securities Act and are "**restricted securities**" within the meaning of Rule 144 under the Securities Act, (ii) the Shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 will not be available for at least one year and even then will not be available unless a public market then exists for the Common Stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and (iv) there is now no registration statement on file with the Securities and Exchange Commission with respect to any stock of the Company and the Company has no obligation or current intention to register the Shares under the Securities Act.

(f) A legend substantially in the following form will be placed on the certificate representing the Shares:

> "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred

or otherwise disposed of in the absence of an effective registration statement under such Act or an opinion of counsel satisfactory to the Company to the effect that such registration is not required."

8. Adjustments for Stock Splits, Stock Dividends, etc.

(a) If from time to time during the term of the Purchase Option there is any stock split, stock dividend, stock distribution or other reclassification of the Common Stock of the Company, any and all new, substituted or additional securities to which the Shareholder is entitled by reason of the Shareholder's ownership of the Shares shall be immediately subject to the Purchase Option, the restrictions on transfer and other provisions of this Agreement in the same manner and to the same extent as the Shares, and the Option Price shall be appropriately adjusted.

(b) If the Shares are converted into or exchanged for, or shareholders of the Company receive by reason of any distribution in total or partial liquidation, securities of another Company (an "**Acquiring Corporation**"), or other property (including cash), pursuant to any merger of the Company or acquisition of its assets by an Acquiring Corporation, then the rights of the Company under this Agreement shall inure to the benefit of the Acquiring Corporation and this Agreement shall apply to the securities or other property received from the Acquiring Corporation upon such conversion, exchange or distribution in the same manner and to the same extent as the Shares.

9. Withholding Taxes.

(a) The Shareholder acknowledges and agrees that the Company has the right to deduct from payments of any kind otherwise due to the Shareholder any federal, state or local taxes of any kind required by law to be withheld with respect to the purchase of the Shares by the Shareholder.

(b) If the Shareholder elects, in accordance with Section 83(b) of the Internal Revenue Code of 1986, as amended, to recognize ordinary income in the year of acquisition of the Shares, the Company will require at the time of such election an additional payment for withholding tax purposes based on the difference, if any, between the purchase price for such Shares and the fair market value of such Shares as of the day immediately preceding the date of the purchase of such Shares by the Shareholder.

10. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

11. Waiver. Any provision contained in this Agreement may be waived, either generally or in any particular instance, by the Board on behalf of the Company.

12. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and the Shareholder and their respective heirs, executors, administrators, legal

representatives, successors and assigns, subject to the restrictions on transfer set forth in Section 4 of this Agreement.

13. No Rights to Employment. Nothing contained in this Agreement shall be construed as giving the Shareholder any right to be retained, in any position, by the Company, whether as an employee of or consultant to the Company or in any other capacity.

14. Notice. All notices required or permitted hereunder shall be in writing and deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by certified mail, postage prepaid, addressed to the other party hereto at the address shown beneath the Shareholder's or the Company's respective signature to this Agreement, or at such other address or addresses as either party shall designate to the other in accordance with this Section 14.

15. Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings, relating to the subject matter of this Agreement.

17. Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Shareholder.

18. Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of North Carolina (without reference to the conflicts of law provisions thereof).

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

GROUNDFLOOR INC.

By: ______________________
Brian Dally
President and Chief Executive Officer

SHAREHOLDER:

____
Nikhil Bhargava

Address: 7940 Sumter Ridge Rd., Apt. 5110
Raleigh, NC 27617.

EXHIBIT 6.12

STOCK REPURCHASE AGREEMENT FOR BRIAN DALLY

STOCK REPURCHASE AGREEMENT

This Stock Repurchase Agreement (this "**Agreement**") made effective as of August 30, 2013 (the "**Effective Date**"), by and between GROUNDFLOOR Inc., a North Carolina corporation (the "**Company**"), and Brian Dally (the "**Shareholder**").

1. Purchase of Shares. The Shareholder is the record and beneficial holder of Five Hundred Fifty Thousand (550,000) shares (the "**Shares**") of Common Stock of the Company, no par value per share (the "**Common Stock**"). Now, the Shareholder desires and agrees to subject the Shares to the Purchase Option set forth in Section 2 of this Agreement and the restrictions on transfer set forth in Section 4 of this Agreement.

2. Purchase Option.

(a) If the Shareholder ceases to be employed by the Company, for any reason prior to August 30, 2016, the Company shall have the right and option (the "**Purchase Option**") to purchase from the Shareholder, for the amount of $0.001 per share (the "**Option Price**"), up to the number of the Shares that are unvested at the time the Shareholder ceases to be employed by the Company. The Shares shall vest in accordance with the following schedule: 25% of the Shares shall be vested immediately upon execution of this Agreement; and 2.7778% of the Shares shall vest on the 30th day of each subsequent month beginning September 30, 2013, such that all of the Shares will be fully vested by the Company on August 30, 2016.

(b) For purposes of this Agreement, employment by the Company shall include employment by or consulting services provided to the Company or a parent or subsidiary of the Company.

(c) Notwithstanding the provisions of Section 2(a) hereof, all of the unvested Shares shall immediately vest upon the occurrence of an "Acceleration Event" as defined below. An "**Acceleration Event**" shall be deemed to have occurred upon (i) the merger or consolidation of the Company with or into another entity such that the shareholders of the Company prior to such transaction do not or are not expected to own a majority of the voting stock of the surviving entity, (ii) the sale or other disposition of 50% or more of the Company's assets or the sale of all or substantially all of the capital stock of the Company, (iii) the liquidation of the Company, or (iv) the termination, substantial change in the employment responsibilities or substantial change in the terms of employment of the Shareholder by the Company, other than for cause.

3. Exercise of Purchase Option and Closing.

(a) The Company may exercise the Purchase Option by a notice of exercise to the Shareholder (or the Shareholder's estate), in accordance with Section 14, within sixty (60) days after the termination of the Shareholder's active participation in the business of the Company. Such notice shall specify the number of Shares to be purchased. If the Purchase Option is not so exercised within such 60-day period, the Purchase Option shall automatically expire and terminate effective upon the expiration of such 60-day period.

(b) Within ten (10) days after the Shareholder's (or the Shareholder's estate) receipt of the Company's notice of the exercise of the Purchase Option pursuant to Section 3(a) above, the Shareholder (or the Shareholder's estate) shall tender to the Company at its principal offices the certificate or certificates representing the Shares which the Company has elected to purchase, duly endorsed in blank by the Shareholder (or the Shareholder's estate) or with duly endorsed stock powers attached thereto, all in form suitable for the transfer of such Shares to the Company. Upon its receipt of such Shares, the Company shall deliver or mail to the Shareholder (or the Shareholder's estate) a check in the amount of the aggregate Option Price therefor.

(c) After the time at which any Shares are required to be delivered to the Company for transfer to the Company pursuant to Section 3(b) above, the Company shall not pay any dividend to the Shareholder on account of such Shares or permit the Shareholder (or the Shareholder's estate) to exercise any of the privileges or rights of a shareholder with respect to such Shares, but shall, in so far as permitted by law, treat the Company as the owner of such Shares.

(d) The Option Price may be payable, at the option of the Company, in cancellation of all or a portion of any outstanding indebtedness of the Shareholder to the Company or in cash (by check) or both.

(e) The Company shall not purchase any fraction of a Share upon exercise of the Purchase Option, and any fraction of a Share resulting from a computation made pursuant to Section 2 of this Agreement shall be rounded to the nearest whole Share (with any one-half Share being rounded upward).

4. Restrictions on Transfer.

(a) Except as otherwise provided in Section 4(b) or 4(c) below, the Shareholder shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "**transfer**"), any of the Shares, or any interest therein.

(b) If, at any time or from time to time, the Shareholder proposes to transfer any Shares not then subject to the Purchase Option (the "**Offered Shares**"), the Shareholder shall first give written notice of the proposed transfer (the "**Transfer Notice**") to the Company. The Transfer Notice shall name the proposed transferee and state the number of Offered Shares to be transferred, the price per Offered Share and all other material terms and conditions of the proposed transfer. The Company shall have the option to purchase all, but not less than all, of the Offered Shares at the purchase price and upon the other terms and conditions specified in the Transfer Notice. The Company may accept the offer by notifying the Shareholder in writing, within twenty (20) days after the date of its receipt of the Transfer Notice, of its acceptance. The closing of the purchase of Offered Shares pursuant to this Section 4(b) shall occur at the principal offices of the Company within fifteen (15) days after receipt by the Shareholder of the Company's notice of acceptance. At the closing, the Shareholder shall tender to the Company the certificate or certificates representing the Offered Shares, duly endorsed in blank or with duly endorsed stock powers attached thereto, all in forms suitable for the transfer of such Offered Shares, free and clear of all liens, encumbrances and restrictions (other than those imposed by the Company's Certificate of Incorporation or Bylaws or applicable laws) to the Company against delivery by the Company to the Shareholder of a check in the amount of the aggregate purchase price therefor, provided, that if the terms of the payment set forth in the Transfer Notice were other than cash against delivery, the Company may, at its option, pay for the Offered Shares on the same terms and conditions set forth in the Transfer Notice. If the Company does not elect to acquire all of the Offered Shares, the Shareholder may transfer to the proposed transferee, within the 60-day period following the expiration of the rights granted to the Company pursuant to this Section 4(b), all, but not less than all, of the Offered Shares, provided, that (i) such transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer Notice, (ii) such transfer shall comply with all applicable state and federal securities laws, (iii) the Shares so transferred shall remain subject to this Agreement (including without limitation the restrictions on transfer set forth in this Section 4), and (iv) such transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(c) Notwithstanding the foregoing, the Shareholder may transfer Shares (whether or not subject to the Purchase Option) to or for the benefit of any parent, spouse, child or grandchild, or to a trust or custodial account for his, her or their benefit, without first offering such Shares to the Company pursuant hereto, provided that (i) such transfer shall comply with all applicable state and federal securities laws, (ii) such Shares shall remain subject to this Agreement (including without limitation the Purchase Option, if then applicable, and the restrictions on transfer set forth in this Section 4), and (iii) such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(d) Except as set forth in Section 4(c), the Shareholder may not transfer any Shares subject to the Purchase Option.

(e) The restrictions on transfer set forth in this Section 4 shall remain in effect from the date hereof until the date on which the Company (or, in the event of a transaction to which Section 8(b) applies, an Acquiring Corporation (as defined below)) first becomes subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (provided, however, that if the Company first becomes subject to such reporting requirements in connection with the sale of the Company's Common Stock in a public offering registered under the Securities Act of 1933, as amended (the "**Securities Act**"), the date determined pursuant to this Section 4(e) shall be deemed to be the date of the closing of such sale.)

5. Effect of Prohibited Transfer. The Company shall not be required (a) to transfer on its books any of the Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement, or (b) to treat as owner of such Shares or to pay dividends to any transferee to whom any such Shares shall have been so sold or transferred.

6. Restrictive Legend. All certificates representing Shares shall have affixed thereto a legend in substantially the following form, in addition to any other legends that may be required under federal or state securities laws:

> "The shares represented by this certificate are subject to restrictions on transfer and an option to purchase set forth in a certain Stock Repurchase Agreement between the Company and the registered owner of this certificate (or such owner's predecessor in interest), and such Stock Repurchase Agreement is on file in, and may be examined at, the principal office of the Company."

7. Investment Representations. The Shareholder represents, warrants and covenants as follows:

(a) The Shareholder is purchasing the Shares for the Shareholder's own account for investment only, and not with a view to, or for sale in connection with, any distribution of the Shares in violation of the Securities Act, or any rule or regulation under the Securities Act.

(b) The Shareholder has had such opportunity as the Shareholder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Shareholder to evaluate the merits and risks of the Shareholder's investment in the Company.

(c) The Shareholder has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the purchase of the Shares and to make an informed investment decision with respect to such purchase.

(d) The Shareholder can afford a complete loss of the value of the Shares and is able to bear the economic risk of holding such Shares for an indefinite period.

(e) The Shareholder understands that (i) the Shares have not been registered under the Securities Act and are "**restricted securities**" within the meaning of Rule 144 under the Securities Act, (ii) the Shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 will not be available for at least one year and even then will not be available unless a public market then exists for the Common Stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and (iv) there is now no registration statement on file with the Securities and Exchange Commission with respect to any stock of the Company and the Company has no obligation or current intention to register the Shares under the Securities Act.

(f) A legend substantially in the following form will be placed on the certificate representing the Shares:

> "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred

or otherwise disposed of in the absence of an effective registration statement under such Act or an opinion of counsel satisfactory to the Company to the effect that such registration is not required."

8. Adjustments for Stock Splits, Stock Dividends, etc.

(a) If from time to time during the term of the Purchase Option there is any stock split, stock dividend, stock distribution or other reclassification of the Common Stock of the Company, any and all new, substituted or additional securities to which the Shareholder is entitled by reason of the Shareholder's ownership of the Shares shall be immediately subject to the Purchase Option, the restrictions on transfer and other provisions of this Agreement in the same manner and to the same extent as the Shares, and the Option Price shall be appropriately adjusted.

(b) If the Shares are converted into or exchanged for, or shareholders of the Company receive by reason of any distribution in total or partial liquidation, securities of another Company (an "**Acquiring Corporation**"), or other property (including cash), pursuant to any merger of the Company or acquisition of its assets by an Acquiring Corporation, then the rights of the Company under this Agreement shall inure to the benefit of the Acquiring Corporation and this Agreement shall apply to the securities or other property received from the Acquiring Corporation upon such conversion, exchange or distribution in the same manner and to the same extent as the Shares.

9. Withholding Taxes.

(a) The Shareholder acknowledges and agrees that the Company has the right to deduct from payments of any kind otherwise due to the Shareholder any federal, state or local taxes of any kind required by law to be withheld with respect to the purchase of the Shares by the Shareholder.

(b) If the Shareholder elects, in accordance with Section 83(b) of the Internal Revenue Code of 1986, as amended, to recognize ordinary income in the year of acquisition of the Shares, the Company will require at the time of such election an additional payment for withholding tax purposes based on the difference, if any, between the purchase price for such Shares and the fair market value of such Shares as of the day immediately preceding the date of the purchase of such Shares by the Shareholder.

10. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

11. Waiver. Any provision contained in this Agreement may be waived, either generally or in any particular instance, by the Board on behalf of the Company.

12. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and the Shareholder and their respective heirs, executors, administrators, legal

representatives, successors and assigns, subject to the restrictions on transfer set forth in Section 4 of this Agreement.

13. No Rights to Employment. Nothing contained in this Agreement shall be construed as giving the Shareholder any right to be retained, in any position, by the Company, whether as an employee of or consultant to the Company or in any other capacity.

14. Notice. All notices required or permitted hereunder shall be in writing and deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by certified mail, postage prepaid, addressed to the other party hereto at the address shown beneath the Shareholder's or the Company's respective signature to this Agreement, or at such other address or addresses as either party shall designate to the other in accordance with this Section 14.

15. Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings, relating to the subject matter of this Agreement.

17. Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Shareholder.

18. Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of North Carolina (without reference to the conflicts of law provisions thereof).

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

GROUNDFLOOR INC.

By: ______________________
Nikhil Bhargava
Secretary

SHAREHOLDER:

____
Brian Dally

Address: 1410 Rodessa Run
Raleigh NC 27607

3466221_1.Doc

EXHIBIT 6.13

STOCK REPURCHASE AGREEMENT FOR CHRIS SCHMITT

STOCK REPURCHASE AGREEMENT

This Stock Repurchase Agreement (this "**Agreement**") made effective as of September 9, 2013 (the "**Effective Date**"), by and between GROUNDFLOOR Inc., a North Carolina corporation (the "**Company**"), and Chris Schmitt (the "**Shareholder**").

1. Purchase of Shares. The Company hereby issues and sells to Shareholder, and the Shareholder hereby purchases from the Company, subject to the terms and conditions set forth in this Agreement, five thousand (5,000) shares (the "**Shares**") of Common Stock of the Company, no par value per share (the "**Common Stock**"). In consideration of the right to purchase the Shares, Shareholder desires and agrees to subject the Shares to the Purchase Option set forth in Section 2 of this Agreement and the restrictions on transfer set forth in Section 4 of this Agreement.

2. Consideration. As consideration for the Shares, the Shareholder shall pay to the Company $0.001 per share (the "**Purchase Price**"). The Shareholder shall pay the Purchase Price by performing certain services as a consultant of the Company pursuant to that certain Consulting Agreement dated as July 22, 2013.

3. Purchase Option.

(a) If the Shareholder ceases to be employed by the Company, for any reason prior to October 11, 2013, the Company shall have the right and option (the "**Purchase Option**") to purchase from the Shareholder, for the amount of $0.001 per share (the "**Option Price**"), up to the number of the Shares that are unvested at the time the Shareholder ceases to be employed by the Company. All of the Shares (100%) shall vest on October 11, 2013.

(b) For purposes of this Agreement, employment by the Company shall include employment by or consulting services provided to the Company or a parent or subsidiary of the Company.

(c) Notwithstanding the provisions of Section 2(a) hereof, all of the unvested Shares shall immediately vest upon the occurrence of an "Acceleration Event" as defined below. An "**Acceleration Event**" shall be deemed to have occurred upon (i) the merger or consolidation of the Company with or into another entity such that the shareholders of the Company prior to such transaction do not or are not expected to own a majority of the voting stock of the surviving entity, (ii) the sale or other disposition of 50% or more of the Company's assets or the sale of all or substantially all of the capital stock of the Company, or (iii) the liquidation of the Company.

4. Exercise of Purchase Option and Closing.

(a) The Company may exercise the Purchase Option by a notice of exercise to the Shareholder (or the Shareholder's estate), in accordance with Section 14, within sixty (60) days after the termination of the Shareholder's active participation in the business of the Company. Such notice shall specify the number of Shares to be purchased. If the Purchase

Option is not so exercised within such 60-day period, the Purchase Option shall automatically expire and terminate effective upon the expiration of such 60-day period.

(b) Within ten (10) days after the Shareholder's (or the Shareholder's estate) receipt of the Company's notice of the exercise of the Purchase Option pursuant to Section 3(a) above, the Shareholder (or the Shareholder's estate) shall tender to the Company at its principal offices the certificate or certificates representing the Shares which the Company has elected to purchase, duly endorsed in blank by the Shareholder (or the Shareholder's estate) or with duly endorsed stock powers attached thereto, all in form suitable for the transfer of such Shares to the Company. Upon its receipt of such Shares, the Company shall deliver or mail to the Shareholder (or the Shareholder's estate) a check in the amount of the aggregate Option Price therefor.

(c) After the time at which any Shares are required to be delivered to the Company for transfer to the Company pursuant to Section 3(b) above, the Company shall not pay any dividend to the Shareholder on account of such Shares or permit the Shareholder (or the Shareholder's estate) to exercise any of the privileges or rights of a shareholder with respect to such Shares, but shall, in so far as permitted by law, treat the Company as the owner of such Shares.

(d) The Option Price may be payable, at the option of the Company, in cancellation of all or a portion of any outstanding indebtedness of the Shareholder to the Company or in cash (by check) or both.

(e) The Company shall not purchase any fraction of a Share upon exercise of the Purchase Option, and any fraction of a Share resulting from a computation made pursuant to Section 2 of this Agreement shall be rounded to the nearest whole Share (with any one-half Share being rounded upward).

5. Restrictions on Transfer.

(a) Except as otherwise provided in Section 4(b) or 4(c) below, the Shareholder shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "**transfer**"), any of the Shares, or any interest therein.

(b) If, at any time or from time to time, the Shareholder proposes to transfer any Shares not then subject to the Purchase Option (the "**Offered Shares**"), the Shareholder shall first give written notice of the proposed transfer (the "**Transfer Notice**") to the Company. The Transfer Notice shall name the proposed transferee and state the number of Offered Shares to be transferred, the price per Offered Share and all other material terms and conditions of the proposed transfer. The Company shall have the option to purchase all, but not less than all, of the Offered Shares at the purchase price and upon the other terms and conditions specified in the Transfer Notice. The Company may accept the offer by notifying the Shareholder in writing, within twenty (20) days after the date of its receipt of the Transfer Notice, of its acceptance. The closing of the purchase of Offered Shares pursuant to this Section 4(b) shall occur at the principal offices of the Company within fifteen (15) days after receipt by the Shareholder of the Company's notice of acceptance. At the closing, the Shareholder shall tender to the Company the certificate or certificates representing the Offered Shares, duly endorsed in blank or with duly endorsed stock powers attached thereto, all in forms suitable for the transfer of such Offered Shares, free and clear of all liens, encumbrances and restrictions (other than those imposed by the Company's Certificate of Incorporation or Bylaws or applicable laws) to the Company against delivery by the Company to the Shareholder of a check in the amount of the aggregate purchase price therefor, provided, that if the terms of the payment set forth in the Transfer Notice were other than cash against delivery, the Company may, at its option, pay for the Offered Shares on the same terms and conditions set forth in the Transfer Notice. If the Company does not elect to acquire all of the Offered Shares, the Shareholder may transfer to the proposed transferee, within the 60-day period following the expiration of the rights granted to the Company pursuant to this Section 4(b), all, but not less than all, of the Offered Shares, provided, that (i) such transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer Notice, (ii) such transfer shall comply with all applicable state and federal securities laws, (iii) the Shares so transferred shall remain subject to this Agreement (including without limitation the restrictions on transfer set forth in this Section 4), and (iv) such transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(c) Notwithstanding the foregoing, the Shareholder may transfer Shares (whether or not subject to the Purchase Option) to or for the benefit of any parent, spouse, child or grandchild, or to a trust or custodial account for his, her or their benefit, without first offering such Shares to the Company pursuant hereto, provided that (i) such transfer shall comply with all applicable state and federal securities laws, (ii) such Shares shall remain subject to this Agreement (including without limitation the Purchase Option, if then applicable, and the restrictions on transfer set forth in this Section 4), and (iii) such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(d) Except as set forth in Section 4(c), the Shareholder may not transfer any Shares subject to the Purchase Option.

(e) The restrictions on transfer set forth in this Section 4 shall remain in effect from the date hereof until the date on which the Company (or, in the event of a transaction to which Section 8(b) applies, an Acquiring Corporation (as defined below)) first becomes subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (provided, however, that if the Company first becomes subject to such reporting requirements in connection with the sale of the Company's Common Stock in a public offering registered under the Securities Act of 1933, as amended (the "**Securities Act**"), the date determined pursuant to this Section 4(e) shall be deemed to be the date of the closing of such sale.)

6. Effect of Prohibited Transfer. The Company shall not be required (a) to transfer on its books any of the Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement, or (b) to treat as owner of such Shares or to pay dividends to any transferee to whom any such Shares shall have been so sold or transferred.

7. Restrictive Legend. All certificates representing Shares shall have affixed thereto a legend in substantially the following form, in addition to any other legends that may be required under federal or state securities laws:

> "The shares represented by this certificate are subject to restrictions on transfer and an option to purchase set forth in a certain Stock Repurchase Agreement between the Company and the registered owner of this certificate (or such owner's predecessor in interest), and such Stock Repurchase Agreement is on file in, and may be examined at, the principal office of the Company."

8. Investment Representations. The Shareholder represents, warrants and covenants as follows:

(a) The Shareholder is purchasing the Shares for the Shareholder's own account for investment only, and not with a view to, or for sale in connection with, any distribution of the Shares in violation of the Securities Act, or any rule or regulation under the Securities Act.

(b) The Shareholder has had such opportunity as the Shareholder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Shareholder to evaluate the merits and risks of the Shareholder's investment in the Company.

(c) The Shareholder has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the purchase of the Shares and to make an informed investment decision with respect to such purchase.

(d) The Shareholder can afford a complete loss of the value of the Shares and is able to bear the economic risk of holding such Shares for an indefinite period.

(e) The Shareholder understands that (i) the Shares have not been registered under the Securities Act and are "**restricted securities**" within the meaning of Rule 144 under the Securities Act, (ii) the Shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 will not be available for at least one year and even then will not be available unless a public market then exists for the Common Stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and (iv) there is now no registration statement on file with the Securities and Exchange Commission with respect to any stock of the Company and the Company has no obligation or current intention to register the Shares under the Securities Act.

(f) A legend substantially in the following form will be placed on the certificate representing the Shares:

> "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred

or otherwise disposed of in the absence of an effective registration statement under such Act or an opinion of counsel satisfactory to the Company to the effect that such registration is not required."

9. Adjustments for Stock Splits, Stock Dividends, etc.

(a) If from time to time during the term of the Purchase Option there is any stock split, stock dividend, stock distribution or other reclassification of the Common Stock of the Company, any and all new, substituted or additional securities to which the Shareholder is entitled by reason of the Shareholder's ownership of the Shares shall be immediately subject to the Purchase Option, the restrictions on transfer and other provisions of this Agreement in the same manner and to the same extent as the Shares, and the Option Price shall be appropriately adjusted.

(b) If the Shares are converted into or exchanged for, or shareholders of the Company receive by reason of any distribution in total or partial liquidation, securities of another Company (an "**Acquiring Corporation**"), or other property (including cash), pursuant to any merger of the Company or acquisition of its assets by an Acquiring Corporation, then the rights of the Company under this Agreement shall inure to the benefit of the Acquiring Corporation and this Agreement shall apply to the securities or other property received from the Acquiring Corporation upon such conversion, exchange or distribution in the same manner and to the same extent as the Shares.

10. Withholding Taxes.

(a) The Shareholder acknowledges and agrees that the Company has the right to deduct from payments of any kind otherwise due to the Shareholder any federal, state or local taxes of any kind required by law to be withheld with respect to the purchase of the Shares by the Shareholder.

(b) If the Shareholder elects, in accordance with Section 83(b) of the Internal Revenue Code of 1986, as amended, to recognize ordinary income in the year of acquisition of the Shares, the Company will require at the time of such election an additional payment for withholding tax purposes based on the difference, if any, between the purchase price for such Shares and the fair market value of such Shares as of the day immediately preceding the date of the purchase of such Shares by the Shareholder.

11. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

12. Waiver. Any provision contained in this Agreement may be waived, either generally or in any particular instance, by the Board on behalf of the Company.

13. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and the Shareholder and their respective heirs, executors, administrators, legal

representatives, successors and assigns, subject to the restrictions on transfer set forth in Section 4 of this Agreement.

14. No Rights to Employment. Nothing contained in this Agreement shall be construed as giving the Shareholder any right to be retained, in any position, by the Company, whether as an employee of or consultant to the Company or in any other capacity.

15. Notice. All notices required or permitted hereunder shall be in writing and deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by certified mail, postage prepaid, addressed to the other party hereto at the address shown beneath the Shareholder's or the Company's respective signature to this Agreement, or at such other address or addresses as either party shall designate to the other in accordance with this Section 15.

16. Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

17. Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings, relating to the subject matter of this Agreement.

18. Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Shareholder.

19. Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of North Carolina (without reference to the conflicts of law provisions thereof).

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

GROUNDFLOOR INC.

By: ______________________________
Brian Dally
President and Chief Executive Officer

SHAREHOLDER:

____
Chris Schmitt

Address: 1328 Turner Woods Drive
Raleigh, NC 27603

EXHIBIT 6.14

NICOLE WOODS SEPARATION AGREEMENT

February 18, 2015

Nicole Woods
12341 The Gates Dr.
Raleigh, NC 27614

Dear Nicole:

GROUNDFLOOR Finance, Inc. (the "Company") has decided to end your employment. Although the Company has no obligation to provide you with any kind of separation pay, it is prepared to assist you with your transition to new employment. This letter sets forth the terms of the Separation Agreement (the "Agreement") that the Company is offering to you to aid in your employment transition.

1. **Separation.** Your last day of work with the Company and your employment termination date will be February 27, 2015 (the "Separation Date"). If you resign prior to the Separation Date, this Agreement will be null and void.

2. **Accrued Salary.** On the first payroll date following the Separation Date, the Company will pay you all accrued wages earned through the Separation Date, subject to all required payroll deductions and withholdings. You are entitled to these payments regardless of whether or not you sign this Agreement.

3. **Separation Pay.** If you sign this Agreement, return it by the deadline specified below, and comply with its terms, the Company will pay you, as separation pay, the equivalent of four weeks of your current base wages, less standard payroll deductions and withholdings. Such amount will be paid in a lump sum within one weeks of the Effective Date as defined below.

4. **Health Insurance.** Your group health insurance will cease on the last day of the month in which your employment ends. At that time, you will be eligible to continue your group health insurance benefits at your own expense, subject to the terms and conditions of the benefit plan, federal COBRA law, and, as applicable, state insurance laws. You will receive additional information regarding your right to elect continued coverage under COBRA in a separate communication.

5. **Tax Matters.** The Company will withhold required federal, state, and local taxes from any and all payments contemplated by this Agreement. Other than the Company's obligation and right to withhold, you will be responsible for any and all taxes, interest, and penalties that may be imposed with respect to the payments contemplated by this Agreement (including, but not limited to, those imposed under Internal Revenue Code Section 409A).

6. **Other Compensation or Benefits.** You acknowledge that, except as expressly provided in this Agreement, you will not receive any additional compensation, benefits, or separation pay after the Separation Date. Thus, for any employee benefits sponsored by the Company not specifically referenced in this Agreement, you will be treated as a terminated employee effective on your Separation Date. This includes but is not limited

to a 401(k) plan, life insurance, accidental death and dismemberment insurance, and short and long-term disability insurance.

7. **Expense Reimbursement.** You agree that, within ten (10) days of the Separation Date, you will submit your final documented expense reimbursement statement reflecting all business expenses you incurred through the Separation Date, if any, for which you seek reimbursement. The Company will reimburse you for these expenses pursuant to its regular business practice.

8. **Return of Company Property.** By the Separation Date, you agree to return to the Company all hard copy and electronic documents (and all copies thereof) and other Company property that you have had in your possession at any time, including, but not limited to, files, notes, drawings, records, business plans and forecasts, financial information, specifications, computer-recorded information (including email), tangible property (laptop computer, cell phone, PDA, etc.), credit cards, entry cards, identification badges and keys, and any materials of any kind that contain or embody any proprietary or confidential information of the Company (and all reproductions thereof). If you discover after the Separation Date that you have retained any Company proprietary or confidential information, you agree immediately upon discovery to contact the Company and make arrangements for returning the information.

9. **Post Employment Restrictions.** You acknowledge your continuing obligations prohibiting disclosure of any confidential or proprietary information of the Company and solicitation of Company employees and customers.

10. **Confidentiality.** The existence of this Agreement and its provisions will be held in strictest confidence by you and will not be publicized or disclosed in any manner whatsoever; *provided, however,* that you may disclose this Agreement in confidence: (a) to your spouse or partner; (b) to your attorney, accountant, auditor, tax preparer, and financial advisor, provided that such individuals first agree that they will treat such information as strictly confidential and that you agree to be responsible for any disclosure by any such individual as if you had made the disclosure; and (c) as necessary to enforce its terms or as otherwise required by law. You agree not to disclose the terms of this Agreement to any current or former Company employee.

11. **Nondisparagement.** You agree not to disparage the Company, and its officers, directors, employees, or agents, in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided, however, that statements which are made in good faith in response to any question, inquiry, or request for information required by legal process shall not violate this paragraph. Nothing in this restriction is intended to limit you from giving honest statements or before an administrative agency investigating an alleged violation of discrimination laws.

12. **Release of All Claims.** Except as otherwise set forth in this Agreement, you hereby release, acquit and forever discharge the Company, TriNet HR Corporation and their affiliates, officers, agents, administrators, servants, employees, attorneys, successors, parent, subsidiaries, assigns, and affiliates (the "Released Party" or "Released Parties"), of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys' fees, damages, indemnities, and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed, arising out of or in any way related to agreements, events, acts, omissions, or conduct at any time prior to and including the date you sign this Agreement. This general release includes, but is not limited to: (i) claims and demands arising out of or in any way connected with your employment with the Company, or the termination of that employment; (ii) claims or demands related to your compensation or benefits with the Company, including but not limited to, wages, salary, bonuses, commissions, vacation pay, fringe benefits, expense reimbursements, incentive pay, severance pay, or any other form of compensation; (iii) claims pursuant to any federal, state or local law, statute, or cause of action including, but not limited to, claims for discrimination, harassment, retaliation, attorneys' fees or other claim arising under the federal Civil Rights Act of 1964, as amended; the federal Americans with Disabilities Act of 1990, as amended; the federal Age Discrimination in Employment Act of 1967, as amended (the "ADEA"); the federal Family Medical Leave Act, as amended; the federal Worker Adjustment and Retraining Notification Act, as amended; the Employee Retirement Income Security Act of 1974, as amended; North Carolina Equal Employment Practices Act (N.C. Gen. Stat. §143-422.1 (et seq.), as amended; North Carolina Persons With Disabilities Protection Act" (N.C. Gen. Stat. §163A-1 et seq.), as amended; and North Carolina Retaliatory Employment Discrimination Law (N.C. Gen. Stat. §95-240 et seq.) as amended; (iv) all tort claims, including without limitation, claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (v) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing, including claims arising out of an Employment Agreement, sales commission plan or incentive compensation plan applicable to your employment with the Company. To the extent permitted by law, you also promise never directly or indirectly to bring or participate in an action against any Released Party under California Business & Professions Code Section 17200 or any unfair competition law of any jurisdiction.

Excluded from this Agreement are any claims which by law cannot be waived in a private agreement between an employer and employee. Moreover, this Release does not prohibit you from filing a charge with the Equal Employment Opportunity Commission (the "EEOC") or equivalent state agency in your state or participating in an EEOC or state agency investigation. You do agree to waive your right to monetary or other recovery should any claim be pursued with the EEOC, state agency, or any other federal, state or local administrative agency your behalf arising out of or related to your employment with and/or separation from the Company.

13. **ADEA Waiver.** You acknowledge that you are knowingly and voluntarily waiving and releasing any rights you may have under the ADEA, as amended. You also acknowledge that the consideration given for the waiver and release herein is in addition to anything of value to which you were already entitled. You further acknowledge that you have been advised by this writing, as required by the ADEA, that: (a) your waiver and release do not apply to any rights or claims that may arise after the execution date of this Agreement; (b) you have been advised hereby that you have the right to consult with an attorney prior to executing this Agreement; (c) you have up to twenty-one (21) days from the date of this Agreement to execute this Agreement (although you may choose to voluntarily execute this Agreement earlier); (d) you have seven (7) days following the execution of this Agreement by the parties to revoke the Agreement; and (e) this Agreement will not be effective until the date upon which the revocation period has expired, which will be the eighth day after this Agreement is executed by you, provided that the Company has also executed this Agreement by that date ("Effective Date"); and (f) this Agreement does not affect your ability to test the knowing and voluntary nature of this Agreement.

14. **No Actions or Claims.** You represent that you have not filed any charges, complaints, grievances, arbitrations, lawsuits, or claims against the Company, with any local, state or federal agency, union or court from the beginning of time to the date of execution of this Agreement and that you will not do so at any time hereafter, based upon events occurring prior to the date of execution of this Agreement. In the event any agency, union, or court ever assumes jurisdiction of any lawsuit, claim, charge, grievance, arbitration, or complaint, or purports to bring any legal proceeding on your behalf, you will ask any such agency, union, or court to withdraw from and/or dismiss any such action, grievance, or arbitration, with prejudice.

15. **Waiver.** In granting the release herein, you understand that this Agreement includes a release of all claims known or unknown. In giving this release, which includes claims which may be unknown to you at present, you acknowledge that you have read and understand Section 1542 of the California Civil Code which reads as follows: **"A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor."** You hereby expressly waive and relinquish all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to the release of any unknown or unsuspected claims you may have against the Released Parties.

16. **Employment Rights.** You hereby waive any and all rights to employment or re-employment with the Company or any successor or affiliated organization ("Related Entity"). You agree that the Company and the Related Entities have no obligation, contractual or otherwise, to employ or re-employ you, now or in the future, either directly or indirectly, on a full-time, part-time, or temporary basis, including, but not limited to, utilizing your services as a temporary employee, worker, or contractor through any temporary service providers, vendors, or agencies.

17. **Acknowledgements and Representations.** You acknowledge and represent that you have not suffered any discrimination or harassment by any of the Released Parties on account of your race, gender, national origin, religion, marital or registered domestic partner status, sexual orientation, age, disability, medical condition, or any other characteristic protected by law. You acknowledge and represent that you have not been denied any leave, benefits or rights to which you may have been entitled under the FMLA or any other federal or state law, and that you have not suffered any job-related wrongs or injuries for which you might still be entitled to compensation or relief. You further acknowledge and represent that, except as expressly provided in this Agreement, you have been paid all wages, bonuses, compensation, benefits and other amounts that any of the Released Parties have ever owed to you, and you understand that you will not receive any additional compensation, severance, or benefits after the Separation Date, with the exception of any vested right you may have under the terms of a written ERISA-qualified benefit plan.

18. **Medical Bills, Liens, and Other Potential Rights for Reimbursement**

    (a) *Responsibility for Satisfaction of All Liens*. You represent and warrant that all bills, costs, or liens resulting from or arising out of any injuries and claims are your responsibility to pay. You agree to assume responsibility for satisfaction of any and all demands for payment, claims or liens of any kinds, that arise from or are related to payments made or services provided to you or on your behalf. You agree to assume responsibility for all expenses, costs, or fees incurred by you related to your alleged injuries and claims including without limitation, all Medicare conditional payments, subrogation claims, liens, or other rights to payment, relating to medical treatment or lost wages that have been or may be asserted by any health care provider, insurer, governmental entity, employer, or other person or entity. Further, you and your attorney (if any) will indemnify, defend and hold Released Parties harmless from any and all damages, claims, and rights to payment, including any attorneys' fees, brought by any person, entity, or governmental agency to recover any of these amounts. If any governmental entity, or anyone acting on behalf of any governmental entity, seeks damages including multiple damages from Released Parties relating to payment by such governmental entity, or anyone acting on behalf of such governmental entity, relating to your alleged injuries and claims, you will defend and indemnify Released Parties and hold Released Parties harmless from any and all such damages, claims, liens, Medicare conditional payments, and rights to payment, including any attorneys' fees sought by such entities.

    (b) *Good Faith Resolution*. This settlement is based upon a good faith determination of you and the Company to resolve any potential claims. You and the Company have not shifted responsibility of medical treatment to Medicare in contravention of 42 U.S.C. Section 1395y(b). You and the Company have made every effort to adequately protect Medicare's interest and incorporate such in the settlement terms.

(c) *Representation that Employee is Not a Medicare Beneficiary*. You and your counsel (if any) warrant that you are not a Medicare beneficiary as of the date of this Agreement.

(d) *Representation that No Medicare Conditional Payments Exist*. You and your counsel (if any) further represent and warrant that you are aware of no Medicare conditional payments that have been made on your behalf.

19. **Miscellaneous.** This Agreement constitutes the complete, final, and exclusive embodiment of the entire agreement between you and the Company with regard to this subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties, or representations. This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Agreement will bind the heirs, personal representatives, successors, and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors, and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of North Carolina.

If this Agreement is acceptable to you, please sign below and return the original to me no sooner than the Separation Date and no later than March 11, 2015.

I wish you good luck in your future endeavors.

Sincerely,

GROUNDFLOOR Finance, Inc.

By: Brian R Dally

Brian Dally
Co-Founder, President & CEO

Agreed:

____

Nicole Woods

Date:__________________________

EXHIBIT 11.1

OPINION OF ROBBINS ROSS ALLOY BELINFANTE LITTLEFIELD LLC



LITIGATION AND REGULATORY LAW

VINCENT R. RUSSO
DIRECT LINE: 404-856-3260
Email: vrusso@robbinsfirm.com

March 20, 2015

Groundfloor Finance Inc.
3423 Piedmont Rd., NE
Atlanta, GA 30305

Re: ***Groundfloor Finance Inc.***
Offering Statement on Form 1-A

Ladies and Gentlemen:

At your request, we have examined the Offering Statement on Form 1-A (the "Offering Statement") of Groundfloor Finance Inc., a Georgia corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on March 20, 2015, in connection with the qualification and offering of up to $880,000 aggregate principal amount of Participation Interests offered by the Company (the "Securities"). The Securities will be purchased and sold pursuant to an Investor Agreement (the "Investor Agreement") and the Participation Agreement (the "Participation Agreement") in the form set forth as exhibits to the Offering Statement, and to be entered into between the Company and each purchaser of the Securities ("Purchasers").

In rendering this opinion, we have examined such records and documents as we have deemed necessary in order to render the opinion set forth herein, including the following:

(1) The First Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 2.1 of the Offering Statement), Certificate of Conversion of the Company, and the application and Certificate of Authority of the Company's predecessor.

(2) The Bylaws of the Company (the "Bylaws") (filed as Exhibit 2.2 of the Offering Statement).

(3) The Offering Statement, the Offering Circular prepared in connection with the Offering Statement (the "Offering Circular"), and the exhibits filed as a part thereof or incorporated therein by reference.

(4) Action of the Directors of the Company authorizing the offering covered by the Offering Statement, Offering Circular, and exhibits thereto, and any actions necessary to effectuate the registration and qualification of the Securities.

(5) Comment letter of the United States Securities and Exchange Commission dated February 20, 2015.

(6) The Company's response of March 19, 2014 to the SEC's comment letter.

(7) The Form of Investor Agreement (filed as Exhibit 4.1 of the Offering Statement).

(8) The Standard Form of Participation Agreement (filed as Exhibit 4.2 of the Offering Statement).

(9) A Certificate of Existence issued by the Secretary of State of the State of Georgia, dated August 20, 2014, stating that the Company is qualified to do business and in good standing in accordance with the laws of the State of Georgia.

In reviewing documents for this opinion, we have assumed and express no opinion as to the authenticity and completeness of all documents submitted to us, including the conformity of all copies to the originals, and the legal capacity of all persons or entities executing the documents. Additionally, in rendering the opinions set forth below, we have assumed that: (i) each purchaser of the Securities has the legal capacity or power, corporate or other, to enter into and perform all such obligations under the Investor Agreement and Participation Agreement; (ii) any and all representations of the Company are correct as to questions of fact; (iii) unless otherwise exempt, the Securities will be properly qualified in each state in which the Securities are to be offered or sold in accordance with the laws and regulations of those states; and (iv) the public offer or sale of the Securities shall be exempt under Section 3(b) of the Securities Act of 1933 from the registration requirements of the Securities Act.

This opinion is qualified by, and is subject to, and we render no opinion with respect to, the following limitations and exceptions to the enforceability of the Securities:

(a) The effect of the laws of bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent conveyance, and other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors;

(b) The effect of general principles of equity and similar principles, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, public policy and unconscionability, and the possible unavailability of specific performance, injunctive relief, or other equitable remedies, regardless of whether in a proceeding in equity or at law;

(c) The effect of laws relating to banking, usury or permissible rates of interest for loans, forbearances or the use of money;

(d) The effect of provisions relating to indemnification, exculpation or contribution, to the extent such provisions may be held unenforceable as contrary to federal or state securities laws; and

(e) The financial condition of the Company.

We render this opinion only with respect to, and express no opinion herein concerning the application or effect of the laws of any jurisdiction other than, the existing laws of the United States of America and of the State of Georgia, and, solely with respect to whether the Securities are the valid and binding obligations of the Company, the existing laws of the State of Georgia without regard to principles or laws regarding choice of law or conflict of laws.

This opinion is limited to laws, including rules and regulations, as in effect on the date of effectiveness of the Offering Statement. We are basing this opinion on our understanding that, prior to issuing any Securities, the Company will advise us in writing of the terms thereof and other information material thereto, and will file such supplement or amendment to this opinion (if any) as we may reasonably consider necessary or appropriate with respect to such Securities. We also assume the Company will timely file any and all supplements or amendments to the Offering Statement and Offering Circular as are necessary to comply with applicable laws in effect from time to time; however, we undertake no responsibility to monitor the Company's future compliance with applicable laws, rules or regulations of the Commission or other governmental body.

Based upon the foregoing, we are of the following opinion that:

(1) The Company is a corporation validly existing, in good standing, under the laws of the State of Georgia;

(2) The Company has the power to create the obligation covered by the Offering Statement, and has taken the required steps to authorize entering into the obligation covered by the Offering Statement;

(3) The Securities have been duly authorized by the Company; and

(4) The Securities, when paid for by and delivered to the Purchasers in accordance with the terms of the Investor Agreement and Participation Agreement, will be valid, binding obligations of the Company in accordance with the terms therein.

This opinion is intended solely for use in connection with issuance and sale of the Securities subject to the Offering Statement and is not to be relied upon for any other purpose. This opinion is based on facts and law existing as of the first date written above and rendered as of such date. Specifically, and without implied limitation, we assume no obligation to advise the Company of any fact, circumstance, event or change in the law subsequent to the date of effectiveness of the Offering Statement, compliance with any continuing disclosure requirements that may be applicable, or of any facts that may thereafter be brought to our attention whether or not such occurrence would affect or modify any of the opinions expressed herein.

We consent to the use of this opinion as an exhibit to the Offering Statement and to all references to us, if any, in the Offering Statement, the Offering Circular constituting a part thereof and any amendments thereto.

Sincerely yours,

VINCENT R. RUSSO
ROBBINS ROSS ALLOY BELINFANTE
LITTLEFIELD LLC

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 16, 2015.

GROUNDFLOOR FINANCE INC.

By: ______________________

Name: **Brian Dally**

Title: **President and Chief Executive Officer**

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Brian Dally	President, Chief Executive Officer and Director	March 16, 2015
Nick Bhargava	~~Executive~~ Vice President, Secretary and Director	March 16, 2015
Bruce Boehm	Director	March ___, 2015
Michael Olander Jr.	Director	March ___, 2015
Richard Tuley Jr.	Director	March 16, 2015

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March ___, 2015.

GROUNDFLOOR FINANCE INC.

By: ______________________
Name: **Brian Dally**
Title: **President and Chief Executive Officer**

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Brian Dally	President, Chief Executive Officer and Director	March ___, 2015
Nick Bhargava	Executive Vice President, Secretary and Director	March ___, 2015
Bruce Boehm	Director	March 16, 2015
Michael Olander Jr.	Director	March ___, 2015
Richard Tuley Jr.	Director	March ___, 2015

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March ___, 2015.

GROUNDFLOOR FINANCE INC.

By: ______________________

Name: **Brian Dally**

Title: **President and Chief Executive Officer**

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Brian Dally	President, Chief Executive Officer and Director	March ___, 2015
Nick Bhargava	Executive Vice President, Secretary and Director	March ___, 2015
Bruce Boehm	Director	March ___, 2015
Michael Olander Jr.	Director	March 16, 2015
Richard Tuley Jr.	Director	March ___, 2015